Exhibit C-7

BUDGET 2024 Fairness For Every Generation

©His Majesty the King in Right of Canada (2024)

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Deputy Prime Minister’s Foreword

A fair chance to build a good middle class life—to do as well as your parents, or better—that’s the promise of Canada. For too many, especially for younger Canadians, that promise is at risk.

We have a plan to fix that. We have a plan to build a Canada that works better for you, where you can get ahead, where your hard work pays off, where you can buy a home—where you have a fair chance at a good middle class life.

First, we’re building more affordable homes. Because the best way to make home prices more affordable is to increase supply—and quickly. That’s why we’re cutting red tape and reforming zoning. We’re building more apartments and affordable housing across the country and unlocking public lands and vacant government offices to build homes for Canadians.

For Millennial and Gen Z renters, we’re restoring the chance to make progress towards homeownership. We’re creating more tax-free ways to save for your first down payment. We’re giving renters credit for rental payments, so when it comes time to apply for that first mortgage, you’ll have a better chance of qualifying.

Second, we’re making life cost less. We’re strengthening Canada’s social safety net for every generation. $10-a-day child care is already saving young parents thousands of dollars a year—and offering more young Canadians the possibility of starting their own family. New programs to help with the cost of going to the dentist and pharmacy, including the cost of contraceptives and insulin, will further ease the financial burden. And we’re investing so our communities are great places to live, work, and raise a family.

Third, we are growing the economy in a way that’s shared by all. We have a plan that will increase investment, enhance productivity, and encourage the kind of game-changing innovation that will create good-paying and meaningful jobs and keep Canada at the economic forefront. We’re working to empower more of our best entrepreneurs and innovators to put their ideas to work here in Canada.

We are making Canada’s tax system more fair by asking the wealthiest to pay their fair share—so we can invest in prosperity for every generation, and because it would be irresponsible and unfair to pass on more debt to the next generations.

Our government first came to office with a vow to strengthen and expand the middle class. We delivered on that pledge by reducing poverty, especially for children and seniors, and creating millions of good jobs for Canadians. Our work isn’t over.

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Our renewed focus today is unlocking the door to the middle class for millions of younger Canadians. We’ll build more housing and help make life cost less. We will drive our economy toward growth that lifts everyone up. Because that is what you have earned, and that is what you deserve. And that is what your parents and grandparents want for you, too.

The Honourable Chrystia Freeland, P.C., M.P.

Deputy Prime Minister and Minister of Finance

Table of Contents

Economic and Fiscal Overview	1

1. Recent Economic Developments	3

Canada’s Economy is Outperforming Expectations	3

Substantial Progress Bringing Inflation Back to Target	4

The Labour Market is Delivering Higher Wages	7

Unlocking Canada’s Full Economic Potential	9

2. Canadian Economic Outlook	17

Private Sector Economists Expect a Soft Landing	17

Economic Scenario Analysis	19

3. Fiscal Outlook	20

Canada’s Responsible Economic Plan	20

Maintaining Canada’s Responsible Fiscal Anchor	22

Preserving Canada’s Fiscal Advantage	24

International Comparisons	25

Chapter 1 - More Affordable Homes	27

Solving the Housing Crisis	30

1.1 Building More Homes	31

Key Ongoing Actions	32

Building Homes on Public Lands	33

Building Homes on Canada Post Properties	38

Building Homes on National Defence Lands	40

Converting Underused Federal Offices Into Homes	41

Taxing Vacant Lands to Incentivize Construction	41

Building Apartments, Bringing Rents Down	42

Launching Canada Builds	44

Topping-Up the Housing Accelerator Fund	45

Enabling Communities to Build More Homes	49

A New Canada Housing Infrastructure Fund	50

Leveraging Transit Funding to Build More Homes	51

The Canada Infrastructure Bank’s Housing Initiative	51

Changing How We Build Homes	53

Housing Design Catalogue	56

Modernizing Housing Data	56

Adding Additional Suites to Single Family Homes	56

Accelerating Investment to Build More Apartments	58

Building More Student Housing	58

More Skilled Trades Workers Building Homes	59

Recognizing Foreign Construction Credentials and Improving Labour Mobility	60

1.2 Making it Easier to Own or Rent a Home	61

Key Ongoing Actions	62

Aligning Immigration With Housing Capacity	63

Stabilizing International Student Intake to Alleviate Housing Pressures	64

Credit for Paying Rent	65

Protecting Renters’ Rights	66

30-Year Amortizations for First-Time Buyers Purchasing New Builds	67

Enhancing the Home Buyers’ Plan	68

Enhancing the Canadian Mortgage Charter	71

Halal Mortgages	74

Banning Foreign Buyers of Canadian Homes	74

Cracking Down on Short-Term Rentals	75

Cracking Down on Real Estate Fraud	75

Advancing National Flood Insurance	75

Confronting the Financialization of Housing	76

1.3 Helping Canadians Who Can’t Afford a Home	77

Key Ongoing Actions	77

Enhancing the Affordable Housing Fund	77

Protecting and Expanding Affordable Housing	78

Keeping Non-Profit and Co-op Homes Affordable	79

Lower Energy Bills for Renters and Homeowners	79

Addressing Homelessness and Encampments	80

Building Homes in Indigenous Communities	82

Sheltering Asylum Claimants	83

Chapter 2 - Lifting Up Every Generation	87

2.1 Taking Care of Every Generation	88

Key Ongoing Actions	89

Stronger Universal Public Health Care	89

Foreign Health Care Credential Recognition	96

Launching a National Pharmacare Plan	100

The Canadian Dental Care Plan	103

Canada’s Support for Persons with Disabilities	105

Launching the Canada Disability Benefit	106

Expanding the Disability Supports Deduction	107

Supporting the Care Economy	108

Ensuring Access to Essential Drugs and Medical Devices	109

2.2 The Best Start for Every Child	109

Key Ongoing Actions	110

A National School Food Program	111

More Affordable Child Care	112

Helping Early Childhood Educators	113

Making it Easier to Save for Your Child’s Education	117

After-School Learning	119

Coding Skills for Kids	119

2.3 A Fair Chance for Millennials and Gen Z	120

Key Ongoing Actions	120

Increasing Student Grants and Loans	121

More Rural Health and Social Services Workers	122

Fair Access to Student Aid	123

More Rent Support for Students	124

Helping People Return to School	124

Helping Students Gain Work Experience	125

Jobs and Skills Training for Gen Z	126

Launching a New Youth Mental Health Fund	126

2.4 A Stronger, More Secure Retirement	127

Key Ongoing Actions	128

A Stronger Canada Pension Plan	128

Bigger Benefits for Seniors	129

Strengthening Long-Term Care	131

Chapter 3 - Lowering Everyday Costs	137

3.1 Affordable Groceries	137

Key Ongoing Actions	138

Stabilizing the Cost of Groceries	139

Strengthening Local Food Security	140

Lower Costs and Fairer Treatment for Farmers	141

Interest Relief for Farmers	142

Protecting Farmers from the Costs of Climate Change	142

3.2 Fairer Prices, Fewer Fees	142

Key Ongoing Actions	143

Cracking Down on Junk Fees	143

Cheaper Internet, Home Phone, and Cell Phone Plans	144

Transparency for Airline Fees	149

Calling on Provinces and Territories to Cut Junk Fees	150

Concert and Sport Ticket Fairness	150

A Right to Repair Your Devices	153

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3.3 Lower Banking Fees, Better Finances	154

Key Ongoing Actions	155

Capping Non-Sufficient Funds Fees at $10	155

Enhancing Free and Affordable Bank Accounts	156

Consumer-Driven Banking	158

More Free Financial Advice	160

Doing More to Crack Down on Predatory Lending	160

Chapter 4 - Economic Growth for Every Generation	163

4.1 Boosting Research, Innovation, and Productivity	166

Key Ongoing Actions	166

Strengthening Canada’s AI Advantage	167

Safe and Responsible Use of AI	169

Using AI to Keep Canadians Safe	169

Incentivizing More Innovation and Productivity	170

Boosting R&D and Intellectual Property Retention	170

Enhancing Research Support	171

World-Leading Research Infrastructure	172

Investing in Homegrown Research Talent	174

Boosting Talent for Innovation	176

Advancing Space Research and Exploration	176

Accelerating Clean Tech Intellectual Property Creation and Retention	177

4.2 Attracting Investment for a Net-Zero Economy	177

Key Ongoing Actions	180

A New EV Supply Chain Investment Tax Credit	181

Delivering Major Economic Investment Tax Credits	182

Implementing the Clean Electricity Investment Tax Credit	184

Implementing the Major Economic Investment Tax Credits	188

The Canada Growth Fund	189

Getting Major Projects Done	191

Securing the Canadian Biofuels Industry	194

Advancing Nuclear Energy, Nuclear Research, and Environmental Remediation	194

Clean Growth Hub	197

Made-in-Canada Sustainable Investment Guidelines	198

4.3 Growing Businesses to Create More Jobs	198

Key Ongoing Actions	199

National Regulatory Alignment	199

The New Canada Carbon Rebate for Small Businesses	201

Unlocking New Opportunity Through Financial Crown Corporations	202

Investing in Canadian Start-Ups	203

Encouraging Pension Funds to Invest in Canada	204

Boosting Regional Economic Growth	205

Cutting Red Tape to Boost Innovation	206

Supporting the Canadian Chamber of Commerce’s Business Data Lab	206

4.4 A Strong Workforce for a Strong Economy	206

Key Ongoing Actions	207

Empowering Young Entrepreneurs	207

Establishing a Right to Disconnect	210

Modernizing the Employment Equity Act	210

Examining Critical Port Operations	211

Extending Temporary Support for Seasonal Workers	211

Chapter 5 - Safer, Healthier Communities	215

5.1 A Clean and Safe Environment for the Next Generation	216

Key Ongoing Actions	218

Cutting Pollution with the Canada Carbon Rebate	218

Extreme Weather Early Warning System	223

More Affordable Electric Vehicles	223

Investing in Canada’s Parks	224

Pituamkek National Park Reserve on PEI	225

Protecting B.C.’s Great Bear Sea	226

A New National Urban Park in Windsor	226

Protecting Canadians and the Environment from Harmful Chemicals	227

5.2 Vibrant and Inclusive Communities	227

Key Ongoing Actions	228

Combatting Hate	229

Addressing the Rise in Antisemitism	232

Addressing the Rise in Islamophobia	232

Enhancing the Security Infrastructure Program	232

Preserving Holocaust Remembrance	234

Supporting the Mental Health of Black Canadians	234

Investing in CBC/Radio-Canada	236

Promoting Local Journalism	236

Investing in Public Interest Programming Services	236

Supporting Canada’s National Athletes	237

Community Sports for Everyone	237

Supporting Canadian Film Producers	238

A Stronger Canadian Music Scene	238

Vibrant Festivals and Performing Arts	239

Building New Museums and Cultural Centres	240

Supporting the Canadian Book Industry	241

Supporting the National Arts Centre	241

Supporting Harbourfront Centre	241

Criminal Justice Legal Aid	243

Immigration and Refugee Legal Aid	243

Protecting Official Language Rights	244

Upholding Democratic Participation in Official Languages	244

5.3 Safer Communities	245

Key Ongoing Actions	245

Cracking Down on Auto Theft	246

Doubling Volunteer Firefighter and Search and Rescue Tax Credits	247

More Support for Firefighting Training	248

Taking Assault Weapons Off Our Streets	248

Protecting Children from Online Harm	249

Kids Help Phone	249

Future of Sport in Canada Commission	250

Addressing the Overdose Crisis in Municipalities and Indigenous Communities	250

Combatting Workplace Sexual Harassment	251

More Judges for Faster Access to Justice	251

5.4 Infrastructure for Growing Communities	252

Key Ongoing Actions	252

Update on Infrastructure Funding	253

More Community Facilities	256

Investing in Passenger Rail Across Canada	256

Advancing High Frequency Rail	257

Small Craft Harbours	257

Reliable Transportation in Atlantic Canada	258

Chapter 6 - A Fair Future for Indigenous Peoples	265

6.1 Investing in a Brighter Future for Indigenous Peoples	277

Empowering Indigenous Youth	277

First Nation K-12 Education	278

First Nation Post-Secondary Education	278

Dechinta Centre for Research and Learning	279

The Best Start for Every Indigenous Child	279

Supporting Indigenous Cultures	280

Supporting Urban Indigenous Peoples	280

6.2 Advancing Indigenous Self-Determination	281

Key Ongoing Actions	281

Section 35 Negotiations	282

Renewing First Nations Core Governance and New Fiscal Relationship Funding	283

Fair Tax Jurisdiction for Indigenous Communities	283

Addressing the Legacy of Residential Schools	284

6.3 Advancing Economic Reconciliation	285

Indigenous Loan Guarantee Program	285

Boosting Indigenous Economic Opportunity	287

Indigenous Labour Market Information	288

6.4 Healthy Indigenous Communities	288

Key Ongoing Actions	289

Indigenous Housing and Community Infrastructure	289

On-Reserve Income Assistance	290

First Nations and Inuit Health	290

Supporting Indigenous Mental Health	291

Addressing Anti-Indigenous Racism in Health Care	291

Northern Food Security	292

Strengthening Access to Culturally Important Foods	292

6.5 Safe Indigenous Communities	293

Key Ongoing Actions	294

First Nations Emergency Management and Preparedness	294

Support for Indigenous Justice Programming	295

First Nations and Inuit-led Policing	296

Searching the Prairie Green Landfill	297

Chapter 7 - Protecting Canadians and Defending Democracy	301

7.1 Protecting Canadians, at Home and Abroad	302

Key Ongoing Actions	303

Stronger National Defence	306

Enhancing CSIS Intelligence Capabilities	308

Maintaining a Robust Arctic Presence	308

Unwavering Support for Ukraine	310

Reconstruction and Development Support for Ukraine	310

Using Russian Assets to Rebuild Ukraine	311

Protecting Canadians from Financial Crimes	312

Supporting Veterans’ Well-Being	315

Telemedicine Services for Veterans and Their Families	315

Commemorating Canada’s Veterans	316

7.2 Economic Security for Canada and Our Allies	316

Key Ongoing Actions	317

Protecting Canadian Businesses from Unfair Foreign Competition	318

Ensuring Reciprocal Treatment for Canadian Businesses Abroad	318

Protecting Critical Supply Chains	319

Eradicating Forced Labour from Canadian Supply Chains	320

7.3 Upholding Canadian Values Around the World	320

Key Ongoing Actions	321

International Humanitarian Assistance	322

Global Affairs Canada Transformation	323

Modernizing International Financial Institutions	323

Sustainable Growth in Latin America and the Caribbean	325

Leadership on Women’s Rights and Gender Equality	325

Standing Up for LGBTQI+ Rights Around the World	326

Chapter 8 - Tax Fairness for Every Generation	331

8.1 Tax Fairness	332

Key Ongoing Actions	332

Improving Tax Fairness	334

A Tax Break for Entrepreneurs	339

Ensuring Global and Digital Corporations Pay Their Fair Share	341

8.2 Modernizing Canada’s Tax System and Better Services for Canadians	342

Key Ongoing Actions	342

Automatic Tax Filing for Low-Income Canadians	343

Reducing CRA Call Centre Wait Times	345

A Single Sign-In Portal for Government Services	345

Expanding Tax Transparency to Crypto-Assets	346

Towards a Healthier, Nicotine-Free Generation	346

Improving Benefit Delivery	347

Canada Child Benefit for Grieving Families	347

8.3 Effective, Efficient Government	348

Responsible Government Spending	348

Strengthening Integrity in the Public Service	349

Government Procurement to Boost Innovation	350

Strengthening Cyber Security	350

Deposit Insurance Review	351

Predictable Capital Funding for Federal Assets	351

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Asylum System Stability and Integrity	352

Annex 1 - Details of Economic and Fiscal Projections	357

Annex 2 - Debt Management Strategy	395

Annex 3 - Legislative Measures	405

Economic and Fiscal Overview

The Canadian economy is outperforming expectations. In the face of higher interest rates, Canada has avoided the recession that some had predicted. Inflation has fallen from its June 2022 peak of 8.1 per cent to 2.9 per cent in January and to 2.8 per cent in February 2024. The labour market remains solid. Over 1.1 million more Canadians are employed today than before the pandemic, marking the fastest jobs recovery in the G7 (Chart 1). Real wages (wages adjusted for inflation) have gone up, meaning Canadians, on average, have more purchasing power. And, our economy is growing, with data from Statistics Canada revealing that real GDP at basic prices grew 0.6 per cent in January (7.4 per cent annualized), and preliminary estimates pointing to 0.4 per cent growth in February (4.9 per cent annualized), suggesting that growth in the first quarter of 2024 is on track for around 3.5 per cent.

Private sector forecasters expect that the year ahead should bring further progress. By the end of the year, they expect economic growth will pick up, interest rates will be lower, and inflation will decline to about 2 per cent. Both the International Monetary Fund (IMF) and the Organisation for Economic Co-operation and Development (OECD) project that Canada will see the strongest economic growth in the G7 in 2025.

At the same time, Canadians are facing challenges as some of the biggest factors for costs of living, such as groceries and housing, remain elevated. For too many Canadians, hard work isn’t paying off. Our government won’t let them get left behind. For younger Canadians who are concerned that they may not achieve the same standard of living as previous generations, we are helping them reach their full potential. Millennials are now the largest Canadian generation, having surpassed baby boomers in July 2023. Millennials’ success in the workforce is Canada’s success. We will ensure they succeed by boosting innovation, increasing productivity, in turn, raising wages and creating more good jobs—ensuring that Canada’s economy reaches its full potential.

Ongoing investments—including in the Canada Child Benefit, Canada-wide affordable child care, housing construction, and enhanced benefits and pensions for seniors—are making life more affordable for Canadians and improving access to housing. Investments in economic growth and competitiveness are already showing results—Canada received the highest per capita foreign direct investment in the G7 in the first three quarters of 2023 (Chart 2).

Economic and Fiscal Overview 1

Heightened risks surrounding the global economy call for careful economic and fiscal management. Inflation remains elevated in many areas of the world and there is uncertainty surrounding how fast interest rates can be brought down. Global conflicts, including Russia’s full-scale invasion of Ukraine and continued attacks by insurgents on shipping routes in the Red Sea, pose a risk to commodity prices and global supply chains.

The federal government is supporting Canadians while at the same time maintaining the lowest net debt- and deficit-to-GDP ratios of all G7 countries and preserving Canada’s long-term fiscal sustainability.

The government is focused on expanding the capacity of the Canadian economy to create new opportunities today and for the next generation. The government is helping to create good jobs, raising the incomes of Canadians, and growing the middle class. The government is focused on accelerating productivity growth and the uptake of clean technologies as well as artificial intelligence (AI), ensuring Canada is a competitive place to do business, and unlocking pathways to success for younger generations. These are the next steps in building an economy that works for everyone—for today and for tomorrow.

 2 Economic and Fiscal Overview

1. Recent Economic Developments

Canada’s Economy is Outperforming Expectations

The Canadian economy is doing better than expected. In the face of rapid and substantial increases in interest rates to tame inflation, growth has slowed but outperformed expectations in 2023. Canada avoided the recession expected by many forecasters (Chart 3), with real GDP rising by 1.1 per cent in 2023, over three times higher than what was forecasted in Budget 2023 (0.3 per cent).

Canada’s economy is growing. Despite some temporary factors such as the Quebec public sector strikes late in 2023, real GDP rose by 1 per cent on an annualized basis in the fourth quarter, driven by strong global demand for Canadian exports, as well as resilient demand from households for goods and services. Economic indicators are also encouraging so far in 2024. With the economy benefiting from a boost from the unwinding of temporary factors, this translated into strong real GDP gains in January (7.4 per cent annualized) and preliminary February (4.9 per cent annualized). This suggests that growth in the first quarter of 2024 is on track for around 3.5 per cent annualized. In recent months, household and small business sentiment has also been more positive.

Canada’s strong economic fundamentals have helped the economy weather the impacts of higher interest rates. These strong fundamentals include solid labour markets driving ongoing gains in workers’ income, as well as solid household and business balance sheets.

The surprising strength of the U.S. economy has also been a factor supporting Canada’s better-than-expected performance (Chart 4). Growth in the U.S. has far outpaced expectations, driving solid external demand for Canadian goods and services, as well as foreign direct investment in Canada, which provided a sizeable boost to the Canadian economy throughout the past year.

Economic and Fiscal Overview 3

Substantial Progress Bringing Inflation Back to Target

Inflation emerged as a major global economic challenge, which persisted as the global economy recovered from the pandemic. This reflected numerous global factors, including pandemic-related disruptions, supply chain congestion, and rebounding global demand for goods, as well as surging commodity prices following Russia’s illegal full-scale invasion of Ukraine. Since central banks around the world swiftly increased interest rates, inflation in Canada has come down from its June 2022 peak of 8.1 per cent to 2.8 per cent in February 2024.

In response to rising inflation, the Bank of Canada rapidly raised its benchmark interest rate by 4.75 percentage points to 5 per cent, as of July 2023—where it remains today. Falling energy prices and an easing of global supply-chain challenges have also been key drivers of the substantial decline in inflation seen since the second half of 2022.

Today, inflation has been within the Bank of Canada’s target range of 1 to 3 per cent for the past two months. This is significant progress in bringing down inflation for Canadians. Progress on inflation remains uneven, especially as it relates to shelter price inflation, owing significantly to the rise in mortgage interest costs (Chart 5). Private sector forecasters expect inflation to remain around 3 per cent through the first half of 2024 and then to gradually decline to close to 2 per cent by the end of the year (Chart 6).

 4 Economic and Fiscal Overview

Despite recent improvements in inflation, some of the key household costs for Canadians, such as groceries and housing, remain elevated. Addressing these challenges for the long-term requires targeted policies to solve the underlying structural issues that are behind the high cost of essentials for Canadians. This is a key focus of Budget 2024.

Inflation for groceries has fallen from a peak of 11.4 per cent in January 2023 to 2.4 per cent in February 2024. This marked the first time grocery prices rose more slowly than headline inflation since the fall of 2021. However, grocery prices are still up 19 per cent overall since October 2021. To help Canadians with the cost of groceries, the government will deliver new targeted relief to expand school food programming across the country. The government also continues its work to strengthen competition in the grocery sector to provide more choices to Canadians and help stabilize prices. We have done this by reforming competition law and empowering the Competition Bureau, which is responsible for enforcing competition law to crack down on unfair practices that drive up prices.

The cost of housing is similarly elevated. Rent inflation averaged 6.4 per cent in 2023 and, at 8.2 per cent in February, it remains too high for Canadians (Chart 7). Mortgage interest costs have also risen sharply. Many Canadians who need to renew their mortgage this year or next will face substantial increases in their average monthly payment.

Canada has a longstanding housing shortage and building the homes needed to restore housing affordability will require a great national effort—and it is an effort that the federal government is leading.

Economic and Fiscal Overview 5

Building More Homes

Today, for too many Canadians—whether in big cities or small towns—the dream of homeownership feels out of reach, and higher rent is making it difficult to find an affordable place to call home.

Canada’s affordability pressures are rooted in a longstanding challenge of insufficient new housing supply to meet growing demand. For decades, the construction of new homes has been constrained by entrenched structural barriers, including zoning restrictions, lengthy permitting processes, and skilled labour shortages. The result is that vacancy rates have fallen, driving up house prices and rents. More recently, a rapid increase in population has boosted housing demand and put additional strains on Canada’s ability to properly welcome these newcomers.

Rental market pressures, in particular, have intensified over the past year with strong underlying demand as homeownership unaffordability kept households in the rental market for longer. Nationally, the cost of rent is up 8.2 per cent compared to a year ago, rising at its fastest pace since the early 1980s (Chart 7). Pressures are broad-based across the country and reflect exceptionally tight rental market conditions, with the rental vacancy rate dropping to just 1.5 per cent in 2023, its lowest level since at least 1988.

Restoring housing affordability for Canadians requires a substantial and sustained increase in new housing supply. The federal government is increasing investment, attracting and retaining construction workers, and cutting red tape to jumpstart housing construction across the country. These investments are having an impact, notably in the rental market, with construction of purpose-built rental housing units accelerating well above historical norms (Chart 8).

The government is also announcing additional measures in Budget 2024 to reduce barriers to new construction for homebuilders, build affordable housing and provide shelter to those without homes, and make it more affordable to rent and own a home.

 6 Economic and Fiscal Overview

The Labour Market is Delivering Higher Wages

Nothing makes more of a difference for the personal well-being and prosperity of Canadians than having a good job. Even as the economy has slowed and interest rates have risen, the labour market has remained solid. The unemployment rate, at 6.1 per cent, is low by historical standards (Chart 9). While hiring has slowed and job vacancies have declined in recent months, this has occurred without significant layoffs. Strong population growth and historically high working-age participation—particularly among women—have helped businesses fill a record-high level of job vacancies. Supported by the new Canada-wide system of early learning and child care, more women are participating in the labour force than ever before.

A strong labour market also matters for affordability. Wage growth has outpaced inflation for the past 13 months. On average, real wages—wages after accounting for inflation—are now higher than they were just prior to the pandemic, a positive sign that the purchasing power of Canadians has strengthened despite global economic hurdles. Overall, real average weekly earnings have risen by 4.6 per cent since 2019 (Chart 10). Consequently, over the course of a year, a worker earning the average weekly wage (before taxes) of $1,270 today can afford the same basket of goods and services as in 2019 with an additional $2,900 left over at the end of the year to save or spend. Moreover, household average wealth after inflation has increased by 8.9 per cent between 2019 and 2023. Importantly, these increases have been broad-based across income groups.

Economic and Fiscal Overview 7

Looking forward, we have an urgent need to increase productivity to grow the Canadian economy. With real average weekly earnings now above their 2009- 2019 trend, further improvements in living standards will depend on expanding the productive capacity of the Canadian economy. Investing in productivity and growth is a focus of Budget 2024.

Many Canadians Have Increased Earnings and Wealth

Canadian households are earning more in inflation-adjusted terms than just before the pandemic, as strong labour market conditions have driven gains in employment income. Real average weekly earnings are up across all income groups since the end of 2019, with especially large gains of over 4.6 per cent for the lowest income groups (Chart 11).

Higher incomes have helped Canadians save more. Combined with rising asset prices, this has resulted in substantial gains in the real wealth of households (Chart 12). As with earnings, wealth gains have been broad-based across the income distribution, with the lowest income group seeing the fastest growth (and this was felt across all age groups). These gains in inflation-adjusted earnings and wealth show that Canada’s strong economic recovery has disproportionately benefitted Canadians in the lowest income quintiles, who have increased their share of Canada’s wealth.

 8 Economic and Fiscal Overview

Unlocking Canada’s Full Economic Potential

Canada has struggled with productivity growth—how much more income we are able to generate with each hour worked. This has led to a longstanding productivity gap, notably with the United States. Expanding the productive capacity of the Canadian economy and overcoming Canada’s productivity challenges are essential. Enhancing productivity growth is pivotal for reinforcing the economy’s strength, resilience, and competitiveness and for elevating Canadians’ living standards. Key to unlocking Canada’s full economic potential is building confidence for businesses to make the investments needed to improve productivity and keep pace with rapidly developing markets, and the needs of an economy in transition to net-zero.

The government has made significant investments to nurture an environment in which businesses have the confidence to invest. These policies include investments in health care, early learning and child care, better integration of newcomers, boosting housing supply, and fostering historic investments for the net-zero transition. These investments ensure people are healthy and able to contribute to their full potential in the labour force. And there are already signs that these policies have started to pay off.

Affordable child care has helped enable Canada’s labour force participation rate for women in their prime working years to reach a record high of 85.7 per cent in September 2023, compared to just 77.4 per cent in the United States.

Economic and Fiscal Overview 9

Net-zero investments have contributed to Canada being recognized by BloombergNEF as having the strongest electric vehicle supply chain potential in the world—leapfrogging the previous frontrunner, China, and the United States. Canada has also been recognized for its world-class reserves of critical minerals, ranking first in mining potential as determined by global companies in the sector (Chart 13). Building on this advantage, businesses in industries critical for the net-zero transition are already making significant investments in Canada, a trend that is expected to continue over the coming years (Chart 14). Canada’s oil and gas sector is also expected to make investments to improve its competitiveness and take advantage of the Trans Mountain Expansion Project anticipated to come online in May. The additional export transportation capacity provided by the twinning of the existing pipeline will make it easier for the sector to get products to world markets, providing better pricing for Canadian crude oil.

 10 Economic and Fiscal Overview

Canada is among the best placed economies to become a global hub of electric vehicle and battery manufacturing, reflecting our abundance of critical metals, expertise in automotive supply chains, and close integration with the U.S. economy, where demand is expected to continue growing. These strengths have led many multinational firms to announce significant battery manufacturing plant investments in Canada.

To seize the investment opportunities of the global clean economy, the government is delivering, on a priority basis, six major economic investment tax credits, which represent $93 billion in federal incentives. These will provide businesses the certainty they need to invest in Canada across a range of technologies to support the transition to net-zero: Carbon Capture, Utilization, and Storage; Clean Technology Adoption; Clean Hydrogen; Clean Technology Manufacturing; Clean Electricity; and, new in Budget 2024, EV Supply Chains. As the government’s cornerstone incentives, the major economic investment tax credits will attract private investment, grow Canada’s economy, and create high-paying jobs. In anticipation, new major projects have already launched across the country.

Canada’s strong tradition of macroeconomic stability is an important foundation for economic growth and investment. Knowing that the federal government’s finances are sustainable, even as aging populations put pressure on government budgets in Canada and around the world, is an important source of certainty for both Canadian and foreign investors. Sustainable federal finances also support the credit ratings of private businesses and other orders of governments.

Although Canada has many economic advantages, including a highly educated workforce, broad trade access to global markets, and democratic stability, we must maximize our potential. Canada must ensure a business- and innovation-friendly environment that facilitates decisions to invest and grow. This requires a sustained focus on enabling businesses to seize new opportunities and leverage Canada’s world-class research capabilities for further technological advancements. Additionally, it requires ensuring that businesses have the right incentives to invest in Canada’s transition to net-zero—whether those investments come from within Canada or from foreign companies—so they can create good jobs for today and for tomorrow.

These policy actions, combined with the government’s efforts to unlock pathways to the middle class for everyone, are fundamental to increasing living standards over the long-term.

Economic and Fiscal Overview 11

Immigration and the Economy

The past two years have seen a strong, temporary rise in immigration, particularly increases in the temporary resident population. This has been a factor in the recent decline in GDP per capita. The government recently announced it will reduce the share of temporary residents in Canada to 5 per cent of the total population over the next three years. This will lead to approximately 600,000 fewer temporary residents compared to current levels, which will result in a significant easing in demand across the housing market.

Given newcomers typically earn less than the average Canadian upon arrival, a large one-time increase in the number of newcomers has weighed on average income and productivity in the short-term. This should not be misinterpreted to imply that those already in the country are becoming worse off. Over time, this composition effect will fade as newcomers integrate into the economy.

In recent years, newcomers to Canada have steadily improved their integration into the labour market, with each newcomer wave seeing smaller initial income gaps than those in the past. Looking specifically at the outcomes of economic immigrants over the most recent ten-year period, it took six years for them to reach the median Canadian income. By the end of the decade after their arrival, they surpassed the median Canadian income by close to ten per cent.

While the economy has been resilient, growth in Canada has softened in the face of elevated inflation and higher interest rates, just as it has across the globe. In 2015, the oil price shock caused a temporary decline in GDP per capita of 1 per cent, which was recovered two years later.

As a result, the government expects GDP per capita to recover along with the further integration of newcomers into the Canadian labour market and the normalization of the post-pandemic immigration surge over the next few years.

Newcomer settlement time, combined with the government’s investments in economic growth, mean weakness in GDP per capita is largely temporary, not systemic. Budget 2024 is the next step in the government’s economic plan to address structural challenges, particularly boosting productivity growth and investment, which will increase GDP per capita.

 12 Economic and Fiscal Overview

Budget 2024 builds on the government’s ongoing efforts to accelerate productivity growth, unlock innovation, increase investment, and help businesses of all sizes to grow. Investments today will power the world of tomorrow, accelerate the transition to a net-zero economy, and increase incomes and productivity.

In 2017, Canada was the first country in the world to develop a national artificial intelligence (AI) strategy, and through additional complementary government programming has invested more than $2 billion to ensure Canada is a global AI leader for generations. The national AI strategy and investments in emerging

Economic and Fiscal Overview 13

and high impact technologies will help ensure Canada’s strategic research capabilities are at the cutting edge—paving the way for strengthening Canada’s productivity. This will help create the good jobs of tomorrow for Canadians and ensure that Canada is a place where young leaders with innovative ideas know that they can succeed.

Budget 2024 Will Drive Productivity and Growth

In the face of fundamental economic changes including a realignment of global trade and a rapidly evolving digital economy, the need to strengthen Canada’s productivity growth has never been greater.

The government is taking action to attract business investment, cut regulatory red tape, and attract investment in the net-zero economy. These efforts are underpinned by providing businesses with the certainty they need to invest in Canada. This will grow our productivity and our economy, while creating more good-paying jobs for Canadians.

Key growth and productivity boosting measures in Budget 2024 include:

Boosting research, innovation, and productivity

–   $2.4 billion to support access to computing power and investment in Canada’s compute infrastructure to ensure Canadian researchers and AI start-ups and scale-ups have the resources they need to grow in Canada. These investments would also support AI adoption, safety, and skills training.

–   $3.5 billion in strategic research infrastructure and federal research support to ensure Canada’s researchers can reach their potential, strengthen Canada’s fundamental research capacity, and develop a new generation of talent.

–   Increasing financial support for graduate student and post-doctoral researchers, as well as developing ways to help researchers obtain jobs with businesses that need specialized talent to ensure Canada’s top science talents play a critical role in shaping Canada’s research and industrial capacity for years to come.

–   Reviewing ways to modernize the Scientific Research & Experimental Development tax incentives and further capitalizing the program with $600 million over four years, and $150 million per year ongoing, to boost research and innovation.

Growing a clean economy for the net-zero future

–   Delivering key components of the government’s $160 billion investment in clean growth measures announced since 2015. These investments will help bring down the costs of technologies that will

 14 Economic and Fiscal Overview

Budget 2024 Will Drive Productivity and Growth

enable the transition to net-zero emissions and ensure Canada remains competitive through that transition.

–   Delivering, by the end of this year, major economic investment tax credits to attract private investment, create more jobs, and drive Canada’s economy towards net-zero by 2050. Budget 2024 also announces expanded eligibility for the Clean Technology Manufacturing investment tax credit, allowing more businesses to benefit.

–   A new Electric Vehicle (EV) Supply Chain investment tax credit to support the EV supply chain and secure the future of Canada’s automotive industry.

–   New investments to grow Canada’s biofuels sector, which can be used to decarbonize heavy industry, and heavy transportation like marine, aviation, and rail.

–   Extending for an additional year collaboration with our largest trading partner through the Canada-U.S. Energy Transformation Task Force, which is bolstering critical mineral and nuclear energy supply chain integration.

–   A series of new actions to get major projects built faster by clarifying and reducing timelines for approvals.

Helping businesses scale-up

–   $725 million to support growing businesses by allowing businesses to immediately write off the full cost of specified productivity-enhancing assets critical for certain businesses to succeed.

–   The new Canadian Entrepreneurs’ Incentive to provide a tax break for entrepreneurs, ensuring they benefit from the fruits of their hard work while facing lower tax burdens.

–   Encouraging Canadian pension funds to invest in Canada, by launching a working group chaired by Stephen Poloz (former Governor of the Bank of Canada), and supported by the Deputy Prime Minister and Minister of Finance, to find more opportunities for Canada’s largest pension funds to drive economic growth at home.

–   Putting the capital of financial Crown corporations to work more efficiently and ensuring they better address market gaps by taking on more risk, including additional support for new and

Economic and Fiscal Overview 15

Budget 2024 Will Drive Productivity and Growth

high-growth businesses, emerging sectors, and under-financed equity-deserving groups.

Cutting red tape to boost innovation and business growth

–   Advancing work on regulatory “sandboxes” to help create temporary agile rules and approaches that allow businesses to reach their full potential, instead of holding them back.

–   Addressing internal trade barriers, including through regulatory harmonization, in collaboration with provinces and territories, to cut the red tape holding back trade between provinces and territories, to ensure Canada can reach its full economic potential.

–   Ensuring everyone in Canada can fully contribute by working with provinces and territories to reduce barriers for internationally-educated and certified professional and tradespeople, particularly in health care and construction sectors.

Inclusive growth with opportunities for everyone

–   Renewed support for the Aboriginal Entrepreneurship Program.

–   Up to $5 billion in loan guarantees for natural resource and energy projects to be made available to Indigenous communities to provide successful applicants access to affordable capital, creating economic opportunities and supporting their economic development priorities.

–   Investing to create more opportunities for youth in their pursuit of entrepreneurial goals while renewing the support for innovation-driven growth across all regions in Canada.

Responsible macroeconomic management

–   Attracting business investment by maintaining the lowest marginal effective tax rate (METR) in the G7, at an advantage of 5.2 percentage points compared to the United States, and at a level below the OECD average. Canada’s manufacturing sector is particularly competitive at 7.5 per cent—an advantage of 14.3 percentage points over the United States.

–   Adopting a fiscal strategy that complements rather than contradicts monetary policy as inflation continues its decline from its June 2022 peak of 8.1 per cent to 2.8 per cent in February 2024.

 16 Economic and Fiscal Overview

Budget 2024 Will Drive Productivity and Growth

–   Delivering on the commitment to refocus $15.8 billion over five years and $4.8 billion ongoing in government spending to the programs and services that matter most to Canadians.

–   Maintaining declining debt- and deficit-to-GDP ratios to keep federal debt servicing charges as low as possible in a period of elevated interest rates.

2. Canadian Economic Outlook

Private Sector Economists Expect a Soft Landing

The average of private sector forecasts has been used as the basis for economic and fiscal planning in Canada since 1994, helping to ensure objectivity and transparency, and introducing an important element of independence into the government’s economic and fiscal forecast.

The Department of Finance Canada surveyed a group of private sector economists in March 2024. Overall, the private sector economists surveyed expect the economy to avoid a recession, seeing moderate below-potential growth of roughly 1 per cent on average over the year weighed down by the effects of past interest rate increases (Chart 17). Growth is then expected to strengthen slightly above 2 per cent in the first two quarters of 2025. Overall, private sector economists expect growth of 0.7 per cent in 2024 and 1.9 per cent in 2025, compared to, respectively, 0.5 per cent and 2.2 per cent in the 2023 Fall Economic Statement (restated for historical revisions).

As the Canadian economy moderates, the unemployment rate is expected to rise to a peak of 6.5 per cent in the fourth quarter of this year and average 6.3 per cent in 2024 (compared to, respectively, 6.5 per cent and 6.4 per cent in the 2023 Fall Economic Statement). The unemployment rate is expected to remain low by historical standards, and far below the peaks typically seen in recessions.

Private sector economists expect CPI inflation to ease to about 2 per cent by the end of 2024 and to average 2.5 per cent for the year as a whole, the same as projected in the 2023 Fall Economic Statement.

Economic and Fiscal Overview 17

Short-term interest rates are expected to decline from an average of 4.8 per cent in 2023 to 4.5 per cent in 2024 and to 3.1 per cent in 2025, about 20 basis points higher in each year compared to the 2023 Fall Economic Statement (Chart 18). Short-term interest rates are then expected to settle at 2.7 per cent over the last three years of the forecast horizon. The outlook for long-term interest rates has been revised up by about 10 basis points on average per year compared to the 2023 Fall Economic Statement.

GDP inflation in the second half of last year was stronger than expected in the 2023 Fall Economic Statement. GDP inflation averaged 1.6 per cent for the year as a whole, compared to 1 per cent expected in the 2023 Fall Economic Statement. As well, private sector economists have revised up their outlook for 2024 to 3.0 per cent (compared to 2.0 per cent in the 2023 Fall Economic Statement), while 2025 has been revised down slightly to 1.9 per cent (from 2.0 per cent). In the outer years, GDP inflation is expected to be slightly lower by about 0.1 percentage points on average per year.

Reflecting higher-than-expected GDP inflation in the second half of last year, the level of nominal GDP in 2023 came in $18 billion higher than projected in the 2023 Fall Economic Statement. Furthermore, the nominal GDP level difference with the 2023 Fall Economic Statement is expected to increase to $56 billion in 2024 reflecting stronger near-term outlook for both real GDP growth and GDP inflation. However, because of lower GDP inflation in the outer years and slower expected real GDP growth in 2025 and 2026, the nominal GDP level difference with the 2023 Fall Economic Statement gradually declines over the last four years of the forecast horizon to average $39 billion per year over that period.

 18 Economic and Fiscal Overview

Economic Scenario Analysis

The March 2024 survey provides a reasonable basis for economic and fiscal planning. The economic outlook nevertheless remains clouded by a number of key uncertainties, which could impact the trajectory of inflation, interest rates, and economic growth.

Data on economic growth and inflation released so far this year remain broadly consistent with a soft landing. However, progress on inflation remains uneven as shelter price inflation has persisted. Long-term interest rates have declined after surging last year as risks around the growth and inflation outlook have eased, but there remains considerable uncertainty as to when central banks will begin to cut policy rates. At the same time, geopolitical tensions have increased owing to heightened uncertainty related to Russia’s full-scale war in Ukraine, U.S.-China relations, and Red Sea supply chain disruptions. So far, the impacts have been contained, but new economic pressures related to these conflicts and geopolitical volatility impacting confidence and investment decisions remain a risk.

To facilitate prudent economic and fiscal planning, the Department of Finance Canada has developed scenarios that incorporate these uncertainties and consider faster or slower growth tracks.

The downside scenario sees a shallow recession in Canada. Various headwinds such as structural imbalances in housing markets and spillovers from geopolitical tensions keep inflation and interest rates elevated for longer than expected, with adverse effects on confidence and consumer activity. At the same time, the U.S. also sees persistent inflation, higher interest rates, and subsequently slower growth. Along with a weaker economic recovery in China, this contributes to slower global growth. Taken together, these factors result in real GDP in Canada contracting by 0.1 per cent in 2024 before rebounding modestly in 2025, compared to a period of moderate growth expected in the survey (Chart 19). In addition, slower global growth leads to lower commodity prices. Overall, the level of nominal GDP in Canada is $34 billion below the survey, on average per year, in the downside scenario (Chart 20).

In contrast, the upside scenario sees moderately faster economic growth than in the survey. A more resilient U.S. economy—underpinned by strong balance sheets for households and firms and recent supply side improvements in productivity—benefits the Canadian economy through higher export demand and improved global commodity prices. Despite more economic resilience, inflation slows roughly as expected in the survey, both in Canada and globally, amid falling input costs. These developments result in economic growth picking up faster than expected in the second half of 2024. The improved global outlook, alongside extended crude oil production cuts by OPEC+, leave oil prices above the survey. Overall, the level of nominal GDP is $34 billion above the survey, on average per year, in the upside scenario.

Economic and Fiscal Overview 19

3. Fiscal Outlook

Canada’s Responsible Economic Plan

Responsible fiscal stewardship has left Canada in an enviable fiscal position. Canada’s net debt-to-GDP ratio is well below that of our G7 peers. Our deficits are modest and declining, particularly relative to the size of our economy. We are one of only two G7 countries rated AAA by at least two of the three major global ratings agencies. This has been achieved through the government’s responsible economic plan that has enabled proactive investments to support Canadians and Canada’s long-term prosperity, which will have a direct and lasting impact for future generations.

Budget 2024 is a responsible economic plan that makes generational investments by raising revenues from those with the greatest ability to pay and investing in economic growth and opportunity for every generation. Transformative investments in clean energy, in opportunities for workers, in innovation, and to improve housing affordability will support a business environment that gives investors confidence Canada’s workforce is ready for more opportunities. This will enable our economy to attract more investment and to create more jobs, supporting reductions to Canada’s net debt- and deficit-to-GDP ratios, which are already the lowest in the G7.

Budget 2024 supports fairness for every generation by sticking to the fiscal objectives laid out in the fall economic statement, setting both deficits and the federal debt burden on a downward track.

 20 Economic and Fiscal Overview

As a result of these actions, and incorporating the results of the March 2024 survey of private sector economists, the budgetary balance is expected to improve slightly from the $40.1 billion deficit projected for 2023-24 in Budget 2023, at $40 billion or -1.4 per cent of GDP. This improves to a $20.0 billion deficit in 2028-29, or about -0.6 per cent of GDP (Table 1).

Table 1

Economic and Fiscal Developments, Policy Actions and Measures

billions of dollars
			Projection
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029
Budgetary balance - 2023 Fall Economic Statement (FES 2023)	-40.0	-38.4	-38.3	-27.1	-23.8	-18.4
Economic and fiscal developments since FES 2023	3.4	3.9	6.9	6.5	4.1	4.3
Budgetary balance before policy actions and measures	-36.7	-34.5	-31.3	-20.6	-19.7	-14.1
Policy actions since FES 2023	-3.3	-0.3	0.3	0.3	-0.9	-0.7
Budget 2024 measures (by chapter)
1. More Affordable Homes	0.0	- 1.0	- 1.6	-2.0	-2.1	-1.9
2. Lifting Up Every Generation	0.0	-1.4	-2.0	-2.0	-2.3	-2.7
3. Lowering Everyday Costs	0.0	-0.1	0.0	0.0	0.0	0.0
4. Economic Growth for Every Generation	0.0	-2.9	-0.5	-1.7	-0.8	-1.7
5. Safer, Healthier Communities	0.0	-2.4	- 1.7	-0.9	-0.7	-0.7
6. A Fair Future for Indigenous Peoples	-0.1	-3.0	-2.7	-1.6	-1.0	-0.8
7. Protecting Canadians and Defending Democracy	0.0	-0.8	-2.4	-2.5	-2.7	-2.3
8. Tax Fairness for Every Generation	0.0	6.5	3.0	0.3	3.5	4.9
Total – Policy actions since FES 2023 and Budget 2024 measures	-3.3	-5.3	-7.5	-10.1	-7.1	-5.9
Budgetary balance	-40.0	-39.8	-38.9	-30.8	-26.8	-20.0
Budgetary balance (per cent of GDP)	-1.4	-1.3	-1.2	-0.9	-0.8	-0.6
Federal debt (per cent of GDP)	42.1	41.9	41.5	40.8	40.0	39.0
Budgetary balance - upside scenario	-38.4	-33.5	-31.2	-23.2	-20.2	-13.2
Budgetary balance (per cent of GDP)	-1.3	-1.1	-1.0	-0.7	-0.6	-0.4
Federal debt (per cent of GDP)	42.0	41.2	40.5	39.6	38.7	37.6
Budgetary balance - downside scenario	-40.4	-48.0	-52.1	-39.2	-32.3	-24.1
Budgetary balance (per cent of GDP)	-1.4	-1.6	-1.7	-1.2	-1.0	-0.7
Federal debt (per cent of GDP)	42.1	42.7	43.2	42.2	41.2	40.2
Budgetary balance - FES 2023	-40.0	-38.4	-38.3	-27.1	-23.8	-18.4
Budgetary balance (per cent of GDP)	-1.4	-1.3	-1.2	-0.8	-0.7	-0.5
Federal debt (per cent of GDP)	42.4	42.7	42.2	41.2	40.2	39.1

Note: Totals may not add due to rounding.

Economic and Fiscal Overview 21

Alternative Economic Scenarios Analysis

In the upside scenario, the budgetary balance would improve by an average of approximately $6.1 billion per year, and the federal debt-to-GDP ratio would fall to 41.2 per cent in 2024-25 from 42.0 per cent in 2023-24 and be 1.4 percentage points lower than the Budget 2024 outlook in 2028-29 (Chart 21).

In the downside scenario, the budgetary balance would deteriorate by an average of approximately $6.6 billion per year and add 1.2 percentage points to the federal debt-to-GDP ratio by 2028-29. That said, even under the downside scenario, the deficit would remain below 1 per cent of GDP by the end of the forecast horizon, and the federal debt-to-GDP ratio would still be lower in 2028-29 than it is today.

Details of the government’s fiscal outlook and the fiscal impact of the scenarios can be found in Annex 1.

Maintaining Canada’s Responsible Fiscal Anchor

The government has taken action to ensure necessary new investments are paid for by those with the greatest means. This has enabled the government to maintain its commitment to its fiscal objectives and achieve its fiscal anchor to reduce the federal debt-to-GDP ratio over the medium-term. This metric is key not only for fiscal sustainability, but also to preserve Canada’s AAA credit rating, which helps maintain investors’ confidence and keeps Canada’s borrowing costs as low as possible. Fiscal prudence supports a macroeconomic environment in which the Bank of Canada is able to bring down interest rates as soon as possible.

 22 Economic and Fiscal Overview

The government’s fiscal objectives, as outlined in the 2023 Fall Economic Statement, guided decision making for Budget 2024:

✓	Maintaining the 2023-24 deficit at or below the Budget 2023 projection of $40.1 billion.

✓	Lowering the debt-to-GDP ratio in 2024-25, relative to the 2023 Fall Economic Statement, and keeping it on a declining track thereafter.

✓	Maintaining a declining deficit-to-GDP ratio in 2024-25 and keeping deficits below 1 per cent in 2026-27 and future years.

Budget 2024 is consistent with the government’s fiscal anchor, and these fiscal objectives. Notably, Budget 2024 surpasses the government’s debt-to-GDP fiscal objective, forecasting a significant fall from 2023-24, and onwards. Budget 2024 projects that, in 2024-25, the debt-to-GDP ratio will be 41.9 per cent, before declining to 39.0 per cent over the five year forecast horizon.

Moving forward, as part of its responsible economic plan, the government will keep deficits below 1 per cent of GDP beginning in 2026-27 and future years.

Economic and Fiscal Overview 23

Preserving Canada’s Fiscal Advantage

The fiscal objectives announced in the 2023 Fall Economic Statement reinforced the fiscal anchor of a declining federal debt-to-GDP ratio over the medium-term, further underscoring the government’s commitment to long-term fiscal strength. In particular, and as discussed in more detail in Annex 1, the fiscal objective of keeping deficits below 1 per cent of GDP, beginning in 2026-27, provides additional insurance that public finances remain strong beyond the medium-term as Canada adapts to an aging population, the impacts of climate change, and the transition to net-zero.

Budget 2024’s forecast upholds these fiscal objectives, with the federal debt-to-GDP ratio declining in 2024-25 and throughout the remainder of the forecast, and deficit-to-GDP ratios below 1 per cent of GDP starting in 2026-27.

Modelling scenarios based on a set of reasonable economic and demographic assumptions show both the federal debt-to-GDP ratio (Chart 24) and the public debt charges-to-GDP ratio (Chart 25) declining over the entire long-term projection horizon spanning from 2029-30 to 2055-56. This is despite adverse demographic trends, including an aging population, assumed moderate future productivity growth rates and higher borrowing costs. Sensitivity analysis around these long-term fiscal projections also indicates fiscal sustainability would be preserved under the downside scenario (see Annex 1 for details).

 24 Economic and Fiscal Overview

International Comparisons

Canada’s net debt as a share of the economy remains lower today than in any other G7 country—an advantage that Canada is expected to maintain (Chart 26). Canada’s responsible economic plan has also delivered the fastest fiscal consolidation in the G7 since the depths of the pandemic, resulting in Canada having the smallest net debt and deficit in the G7 as a share of the economy over the current and next two years (Chart 27).

By meeting the additional fiscal objectives introduced in the 2023 Fall Economic Statement, Budget 2024 maintains a long Canadian tradition of fiscal responsibility, which is a pillar of Canada’s excellent credit ratings from Moody’s (Aaa), S&P (AAA), Fitch (AA+), as well as DBRS Morningstar (AAA). Along with Germany, Canada is one of only two G7 economies to have a AAA rating from at least two of the three major global credit rating agencies.

Economic and Fiscal Overview 25

Chapter 1

More Affordable Homes

Fairness for every generation means making housing affordable for every generation.

For generations, one of the foundational promises of Canada’s middle class dream was that if you found a good job, worked hard, and saved money, you could afford a home. For today’s young adults, this promise is under threat.

Rising rents are making it hard to find an affordable place to call home and rising home prices are keeping homes out of reach for many first-time buyers. The ability of an entire generation of Canadians to achieve the promise of Canada is at risk, despite their sheer grit and hard work. Millennials and Gen Z are watching the middle class dream become less and less achievable. They worry that they won’t ever be able to afford the kinds of homes they grew up in. They deserve the same opportunity to own a place of their own as was enjoyed by generations before them.

The government is taking action to meet this moment, and build housing at a pace and scale not seen in generations. We did it when soldiers returned home from the Second World War, and we can build homes like that again. And we can make sure that Canadians at every age can find an affordable home.

On April 12, the government released an ambitious plan to build homes by the millions, Solving the Housing Crisis: Canada’s Housing Plan. It includes our plan to make it easier to afford rent and buy a home, and makes sure that the most vulnerable Canadians have support, too. At the heart of our plan is a commitment that no hard-working Canadian should spend more than 30 per cent of their income on housing costs.

Tackling the housing crisis isn’t just about fairness, it’s also about building a strong economy. When people can afford housing, they can also invest in their local community, supporting local businesses and jobs. When workers can afford to live near their jobs, short commutes turn into high productivity. Businesses want to establish new headquarters in cities where workers can afford to live. When people can more easily save for a down payment, they can pursue their dreams, like starting a business. Housing policy is economic policy.

Budget 2024 and Canada’s Housing Plan lay out the government’s bold strategy to unlock 3.87 million new homes by 2031, which includes a minimum of 2 million net new homes on top of the 1.87 million homes expected to be built anyway by 2031. Of the 2 million net new homes, we estimate that the policy actions taken in Budget 2024, Canada’s Housing Plan, and in fall 2023 would support a minimum of 1.2 million net new homes.

More Affordable Homes 27

Given the significant provincial, territorial, and municipal levers that control and influence new housing construction, we call on every order of government to step up, take action, and achieve an additional 800,000 net new homes, at minimum, over this same period.

To get this done, the government will work with every order of government, with for profit and non-profit homebuilders, with Indigenous communities, and with every partner necessary to build the homes needed for Team Canada to restore fairness for every generation.

Working together, we will reach at least 3.87 million new homes by the end of 2031.

Chart 1.1

Federal Housing Investments Since the 2008 Global Financial Crisis

Note: Amounts for 2007-08 until 2022-23 are actuals, as available. Amount for 2023-24 is an estimate, and subject to change. Amounts are on a cash basis. Amounts include Canada Mortgage and Housing Corporation (CMHC) programming only, and do not include: homelessness programming; energy efficiency programs delivered through Natural Resources Canada; tax measures; cost-matching provided by provinces and territories; or investments that support distinctions-based Indigenous housing strategies.

 28 Chapter 1

Managing Demand: A Sustainable Immigration Strategy

Immigrants built Canada. And when new Canadians arrive today, our society is enriched. Canada, like other advanced economies, needs immigrants today more than ever, given our aging population. Immigrants are essential to maintaining a young and capable workforce, to ensuring we can find the doctors, construction workers, nurses, and early childhood educators that we need.

But our ability to successfully welcome new Canadians depends on having the physical capacity to do so properly—in particular having enough homes. That is why current housing pressures mean that Canada is taking a careful look to make sure immigration does not outpace our ability to supply housing for all.

It is important to note that Canada’s immigration system has two parts: permanent and temporary.

Throughout Canada’s history, permanent immigration has become subject to extensive consultation with communities, provinces, territories, and employers. It is planned and designed in collaboration with Canadian society.

However, temporary immigration, which includes our student and temporary worker programs, has traditionally been demand-driven, determined by the requests from international students and workers, and from employers in Canada.

More Affordable Homes 29

Managing Demand: A Sustainable Immigration Strategy

Canada has recently undertaken a review process for our temporary resident programs, to better align with labour market needs, to protect against abuses in the system, and to match our capacity to build new homes. We will also be setting targets both for the number of permanent residents we welcome, and for temporary residents.

Starting this fall, for the first time, we will expand the Immigration Levels Plan to include both temporary resident admissions and permanent resident admissions.

Our ultimate goal is to ensure a well-managed, responsive, and sustainable immigration system to help balance housing supply with housing demand. We also need to be sure that our temporary worker programs do not create a disincentive for businesses to invest in productivity, or drive down wages in Canada, especially for low-wage workers.

Solving the Housing Crisis

The federal government’s plan starts with turbocharging the construction of new homes across the country because the best way to bring down home prices is to increase supply—and quickly. The government is already making the math work for homebuilders by breaking down regulatory and zoning barriers, providing direct low-cost financing, and making more land available. To ensure we have the workers and innovative construction methods needed to build more homes, faster, the government is training and recruiting the next generation of skilled trades workers, and transforming how homes are built to increase construction productivity.

Second, to make it easier to own or rent a home, Budget 2024 announces new action to support renters and lower the costs of homeownership. For renters, new action will help protect them from unfair practices like steep rent increases and renovictions, and unlock new pathways for them to become homeowners, including ensuring they get credit for rental payments. For first-time homebuyers, new support will make it easier to save for their down payment faster and get their first mortgage. And, existing homeowners with mortgages will benefit from new protections from rising payments through the strengthened Canadian Mortgage Charter.

 30 Chapter 1

Third, because everyone in Canada deserves a safe and affordable place to call home, this plan is unlocking more homes for Canadians in need. This includes building more affordable units for low- and middle-income Canadians by investing in affordable housing projects and partnering with non-profits, co-ops, the private sector, and other orders of government. This also means offering immediate support for Canadians without shelter and Canadians at risk of becoming homeless.

At the crux of this effort is ensuring that fiscal policy works in tandem with monetary policy, and that Canada’s immigration policy works in tandem with housing policy. The government recently announced plans to adjust immigration programming which would lead to about 600,000 fewer temporary residents in Canada compared to current levels. These efforts are critical to creating the necessary conditions to lower interest rates, lower housing demand, and restore housing affordability.

1.1 Building More Homes

Building enough homes to restore fair prices and make sure everyone has a place to call home is going to take a Team Canada effort. All orders of government—federal, provincial, territorial, and municipal—need to work together to remove all barriers that often slow down the construction of new homes. This includes working together to overcome financial, zoning, and regulatory barriers.

Already, the $4 billion Housing Accelerator Fund is cutting red tape across the country, with 179 agreements with municipalities, provinces, and territories enabling the construction of over 750,000 new homes over the next decade. It is working, so we are topping it up with $400 million to build more homes, faster, in more communities.

Under a new Canada Builds approach, the federal government is offering to partner with provinces and territories that launch their own ambitious housing plans, with federal financing to help rapidly increase housing supply for Canadians in every province and territory.

We must use every possible tool to build homes at a scale and pace not seen since the Second World War. The federal government is announcing a range of new measures to make the math work for homebuilders, unlock the lands needed to build new homes, cut red tape that holds back new construction, attract and train skilled workers, and accelerate the implementation of innovative ways to build more homes, faster.

More Affordable Homes 31

Key Ongoing Actions

✓	The Affordable Housing and Groceries Act, which is making it less expensive to build new homes by removing the GST on new purpose-built rental housing projects.

✓	Over $40 billion through the Apartment Construction Loan Program, which is providing low-cost financing to build more than 101,000 new rental homes across Canada.

✓	Over $14 billion through the Affordable Housing Fund to build 60,000 new affordable homes and repair 240,000 additional homes.

✓

$4 billion through the Housing Accelerator Fund, which is incentivizing municipalities to make transformative changes by removing zoning barriers and ramping up housing construction. The Housing Accelerator Fund is already fast-tracking the construction of at least 100,000 homes over the next three years, and more than 750,000 homes across Canada over the next decade.

✓	Unlocking $20 billion in new financing to build 30,000 more rental apartments per year by increasing the annual limit for Canada Mortgage Bonds from $40 billion to up to $60 billion.

 32 Chapter 1

Building Homes on Public Lands

The high cost and scarcity of land present key barriers that prevent key homes from being built. These barriers also contribute to higher costs of building, which are then passed on to Canadians.

Today, governments across Canada are sitting on surplus, underused, and vacant public lands, such as empty office towers or low-rise buildings that could be built on. By unlocking these lands for housing, governments can lower the costs of construction and build more homes, faster, at prices Canadians can afford.

Since 2016, Canada Lands Company has enabled the construction of more than 10,300 new homes on underused federal land, including more than 1,100 affordable homes. Over the next five years, Canada Lands Company currently aims to enable the construction of over 29,200 new homes, with a minimum of 20 per cent affordable units. Canada Lands Company is working to unlock new homes each day, but we need to do more, faster.

To ensure every Canadian has a safe and affordable place to call home, the government will transform its approach to federally owned land and lead a national, Team Canada effort to unlock public lands for housing.

Whenever possible, public land should be used for homes. Moving forward, the federal government will partner with the housing sector to build homes on every possible site across the federal portfolio. By leveraging new approaches to building homes on public lands, such as leasing, the federal government will also be able to maintain the strengths of its balance sheet.

By building homes on public lands, the federal government will lead a Team Canada effort to unlock federal, provincial, territorial, and municipal public lands across the country. The federal government will partner with homebuilders and housing providers to build homes on every possible site across the public portfolio.

With the new Public Lands for Homes Plan, the federal government is announcing an historic shift in its approach to unlock 250,000 new homes by 2031.

More Affordable Homes 33

To get this done, Budget 2024 announces:

The federal government will use all tools available to convert public lands to housing, including leasing, acquiring other public lands for housing, and retaining ownership, whenever possible. Keeping land under public ownership and leasing it to builders—instead of selling to the highest bidder—will enable new homes to be affordable, forever. This effort will help housing providers avoid unnecessary upfront capital costs, allowing them to build more affordable housing, all while strengthening the federal government’s balance sheet to unlock more homes.

The federal government is conducting a rapid review of its entire federal lands portfolio to identify more land for housing. As part of this effort, the government will:

-	Review the entire portfolio of federally owned land and properties to rapidly identify sites where new homes can be built;

-	Require departments and agencies to offer up specific parcels of land according to specified targets;

-	Consult with municipal, provincial, and private sector partners to identify the most promising lands to be made available for housing;

-	Publish a new Public Land Bank, encompassing an inventory of available lands, before fall 2024 to accelerate construction on public lands;

-	Release a new geo-spatial mapping tool to help homebuilders more easily access and navigate public lands; and,

-	Introduce legislation, as required, to facilitate the acquisition and use of public lands for homes, in partnership with other orders of government.

Budget 2024 proposes to provide $5 million over three years, starting in 2024-25, to support an overhaul of the Canada Lands Company to expand its activities to build more homes on public lands. These reforms will seek to:

-	Cut approval times in half, while abiding by constitutional obligations;

-	Initiate redevelopment processes early;

-	Bundle multiple properties to be transferred at once;

-	Provide leases, including long-term, low-cost leases, for housing providers;

-	Transform underused government offices into multi-use properties;

-	Transfer land from the federal government to Canada Lands Company for $1, whenever possible, to support more affordable housing;

-	Enable housing development on actively used federal properties; and,

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-	Work with Crown corporations to redevelop their surplus, underutilized, or actively used properties for housing.

In addition to partnering with homebuilders, not-for- profits, and co-ops on federal sites, the federal government will partner with provinces, territories, and municipalities to unlock more public lands to build more homes. While the federal government owns a large portfolio of land, other orders of government can and should also contribute to this national effort by leveraging their own public land portfolios. Building on these sites can be done efficiently as existing infrastructure is already in place, such as transit, schools, roads, water, electricity, and parks. To support this effort and expand the federal government’s land portfolio to build more homes, Budget 2024 proposes to provide:

-

$500 million over five years, starting in 2024-25, on a cash basis, to Public Services and Procurement Canada to launch a new Public Lands Acquisition Fund, which will purchase land from other orders of government to help spur sustainable, mixed- market housing.

-

$112.6 million over five years, starting in 2024-25, and $4.3 million in future years, for the Canada Mortgage and Housing Corporation to top up the Federal Lands Initiative to unlock more federal lands for affordable housing providers. This investment, which is expected to unlock a minimum of 1,500 homes, including 600 affordable homes, will also prioritize new approaches, such as leasing, to make federal lands available to affordable housing providers;

-	$20 million over five years, starting in 2024-25, for Public Services and Procurement Canada to scale-up its centre of expertise on public lands; and,

-	$15 million over five years, starting in 2024-25, for Public Services and Procurement Canada to work with Infrastructure Canada on delivering the new Public Land Bank and geo-spatial mapping tool.

To move forward immediately on its Public Lands for Homes Plan, the government is announcing today that it is urgently unlocking five federal properties that will be leased to housing providers to build over 800 new homes. These are:

-	Nearly 100 homes at Currie in Calgary, Alberta;

-	Nearly 500 homes at Wateridge Village in Ottawa, Ontario;

-	Over 40 homes at the Village at Griesbach in Edmonton, Alberta;

-	100 homes at Arbo Neighbourhood in Toronto, Ontario; and,

-	Over 100 homes at 3155 Chemin de la Côte-de-Liesse in Montréal, Quebec.

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In addition, Budget 2024 proposes to provide $4 million over two years, starting in 2024-25, for Canada Lands Company to support new modular housing projects on four sites:

-	Shannon Park, Dartmouth, Nova Scotia;

-	Village at Griesbach, Edmonton, Alberta;

-	Downsview, Toronto, Ontario; and,

-	Wellington Basin, Montréal, Quebec.

The federal government will launch a new Public Lands Action Council this spring to spur collaboration and equip all players with the tools they need to build homes on public lands.

-

The Public Lands Action Council will bring all players together to identify specific parcels of land across Canada with high potential for housing and take concerted action to accelerate construction on these lands. This group will also help shape the federal government’s approach to building homes on public lands, including the design of the Public Lands Acquisition Fund.

-	To support this work, Budget 2024 proposes to provide $1.8 million over two years, starting in 2024-25, for the Privy Council Office to create a Public Lands Action Council Secretariat.

The federal government recognizes that connecting existing federal financing to public lands can accelerate home construction and ensure deeper housing affordability. The federal government will explore leveraging its low-cost financing initiatives, including its new Canada Builds partnership and its new Canada Rental Protection Fund, to encourage housing providers to build more homes on public land.

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Building homes on public lands will enable new non-profit housing

Housing Society Co. is a non-profit housing provider and homebuilder that wants to build an apartment building of 125 homes in Edmonton, with at least 30 per cent of its units to be affordable. However, the property Housing Society Co. wants to purchase costs $9 million—representing 25 per cent of total development costs.

Between the land, construction costs, and interest rates, the math just doesn’t work to make the project viable. By building homes on public lands, Housing Society Co. will now be able to lease a parcel of land from the federal government at little to no cost upfront and can use rent proceeds to repay the lease over time.

As a result, Housing Society Co. will be able to go forward with the project, and charge affordable rents on a higher percentage of units than initially anticipated.

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Building Homes on Canada Post Properties

Canada Post manages a large portfolio of land, including more than 1,700 post offices, in over 1,700 communities across the country. Many of these sites often house one-storey Canada Post buildings, which could be leveraged to build new homes across the country, while maintaining Canada Post services.

The following six Canada Post properties are being assessed for housing development potential:

–	1285 rue Notre-Dame Centre, Trois-Rivières, Quebec;

–	37 rue Saint-Laurent, Beauharnois, Quebec (recently listed for sale);

–	4 rue du Centre Commercial, Roxboro, Quebec;

–	9702 Hardin Street, Fort McMurray, Alberta (recently listed for sale);

–	120 Charles Street, North Vancouver, British Columbia; and,

–	45 Mary Street, Port Moody, British Columbia.

These six properties are just the start. Across Canada Post’s portfolio, many more properties could be unlocked for housing, while maintaining high service standards for Canadians, including in rural communities.

Budget 2024 announces that Canada Post will continue to be a “service first” organization focused on delivering the mail. Additionally, the government will now consider leveraging Canada Post’s portfolio of federal properties to contribute to housing supply. This strengthens the expectation that Canada Post embraces innovation to meet the needs of Canadians and their communities.

As part of its work to build homes on public lands, Budget 2024 announces that the government will take steps to enable Canada Post to prioritize leasing or divestment of post office properties and lands with high potential for housing, where doing so maintains high service standards for Canadians.

Budget 2024 also announces the government’s intention to launch a new Canada Post Housing Program to support affordable housing providers to build on disposed or leased Canada Post properties. Details will be available later this year.

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Figure 1.2

Sample Canada Post Properties That Could be Unlocked for Housing

Note: In the work to leverage Canada Post’s properties for housing, Canada Post will maintain high service standards for Canadians.

More Affordable Homes 39

Building Homes on National Defence Lands

National Defence owns 622 properties across every province and territory, totaling 2.2 million hectares, in addition to providing housing to many members of the Canadian Armed Forces. Many of these National Defence properties in cities and communities across Canada are not fully utilized and could be unlocked to build more homes for Canadian Armed Forces members, and civilians, to live in.

As part of its work to build homes on public lands, Budget 2024 announces that the government is exploring the redevelopment of National Defence properties in Halifax, Toronto, and Victoria that could be suitable for both military and civilian uses.

Budget 2024 also announces that the Department of National Defence is working with Canada Lands Company and other partners to divest 14 surplus properties that have potential for housing, and are not needed for National Defence operations. These properties include:

-	The Amherst Armoury in Amherst, Nova Scotia;

-	96 D’Auteuil and 87 St-Louis in Québec City, Quebec;

-	The National Defence Medical Centre in Ottawa, Ontario;

-	The HMCS Armoury in Windsor, Ontario; and,

-	The Brigadier Murphy Armoury in Vernon, British Columbia.

The review of federally owned lands and properties announced as part of the government’s work to build homes on public lands is also expected to identify additional National Defence properties with a high potential for housing development.

Those who serve in the Canadian Armed Forces (CAF) stand ready to deploy and relocate in order to defend Canada. Wherever they are posted, service members and their families shouldn’t have to worry about finding a suitable home.

Budget 2024 also proposes additional investments for the Department of National Defence to build and renovate housing for CAF personnel on bases across Canada. This would support the construction of up to 1,400 new homes and the renovation of an additional 2,500 existing units for CAF members on base in communities such as Esquimalt, Edmonton, Borden, Trenton, Kingston, Petawawa, Ottawa, Valcartier, and Gagetown. See Chapter 7 for additional details.

Building more on-base housing will not only help meet the housing needs of military personnel but also help address housing demand in surrounding communities, since fewer military personnel will require rentals in these areas.

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Converting Underused Federal Offices Into Homes

Sparked by the pandemic, like many organizations in Canada and around the world, the federal government shifted to hybrid work. Today, Public Services and Procurement Canada has over 6 million square metres of office space, of which an estimated 50 per cent is underused or entirely vacant. This is not an effective use of resources, particularly at a time when Canada is facing a shortage of homes.

The federal government is moving forward with a significant disposal effort to reduce its office footprint. This would enable more office buildings, particularly in urban areas, to be converted into homes for Canadians, while also ensuring the responsible use of government resources.

Budget 2024 proposes to provide $1.1 billion over ten years, starting in 2024-25, to Public Services and Procurement Canada to reduce its office portfolio by 50 per cent. This funding, which is expected to be fully recovered through substantial short- and long-term cost savings, will help to accelerate the ending of leases and disposal of underused federal properties, and address deferred maintenance. Where applicable, the government will prioritize student and non-market housing in the unlocking of federal office properties.

Reducing the federal office footprint will generate substantial savings, expected to reach $3.9 billion over the next ten years, and $0.9 billion per year ongoing.

Taxing Vacant Lands to Incentivize Construction

At a time when we need to build as quickly as possible, it makes no sense that good land, in good areas, is sitting there, underused. As all orders of government put in place policies to tackle housing supply shortages, there is a concern that some landowners in Canada may be sitting on developable land, hoping to profit from rising land values when the land could instead be used for immediate residential development. Vacant land needs to be used, and it is best used to build homes.

The government is taking significant action to resolve Canada’s housing crisis, and the federal government believes owners of vacant land in Canada must also do their part to unlock unused land for homes.

Budget 2024 announces that the government will consider introducing a new tax on residentially zoned vacant land. The government will launch consultations later this year.

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Building Apartments, Bringing Rents Down

Building rental homes requires significant investment, even more so when interest rates and land prices are high, as in recent years. Access to low-cost financing can help homebuilders move a rental project from being financially unfeasible to feasible. To help more apartment buildings break ground, the government is investing heavily in its low-cost construction financing programs, ensuring homebuilders have the financing needed to keep building.

The Apartment Construction Loan Program plays a crucial role in filling Canada’s housing supply shortage by providing developers with the necessary capital to build rental homes. This support accelerates the development of apartments in neighbourhoods where people want to live and work. This is good for people, good for communities, and good for our economy.

To build more rental apartments, faster, Budget 2024 announces an additional $15 billion in new loan funding, starting in 2025-26, for the Apartment Construction Loan Program, bringing the program’s total to over $55 billion. This investment will help build more than 30,000 additional new homes across Canada, bringing the program’s total contribution to over 131,000 new homes supported by 2031-32.

-	Of this amount, at least $100 million will be used to build homes above existing shops and businesses, especially in big cities where land is scarce and where density is key.

To increase access to the program and make it easier for builders to build, Budget 2024 announces new reforms to the Apartment Construction Loan Program. These reforms include:

-	Extending the terms of the loans offered;

-	Extending access to financing to include housing projects for students and seniors;

-	Introducing a portfolio approach so builders can move forward on multiple projects at once;

-	Providing additional flexibility on affordability, energy efficiency, and accessibility requirements; and,

-	Launching a new frequent builder stream to fast-track the application process for proven home builders.

These measures will make it easier, cheaper, and faster to build homes in Canada. For students, it will mean getting the keys to their first home and living close to campus. For young families, it will mean getting a good home near work, opportunity, and in a vibrant neighbourhood. And for seniors, it will mean an affordable place where you can downsize with security and dignity.

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Federal financing is complemented by the government’s community-building funding, from more early learning and child care spaces to housing-enabling infrastructure funding. This is how we build more affordable, liveable communities.

Figure 1.3

Homes Supported through the Apartment Construction Loan Program

Note: Data as of December 31, 2023. Includes all announced projects. Totals may differ from CMHC’s reporting, which includes all approved projects.

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Lowering costs to build more apartment buildings

Camille Homes Corp. is interested in building a 20-story rental building in Winnipeg, which is expected to cost tens of millions of dollars. Loans for such developments are typically not available through private lenders, unless syndicated through several lenders to diffuse risk, a process which adds significant complexity and time. Private financing, with a prime rate above 7 per cent, is just too costly to make this project viable. Camille Homes Corp. is considering abandoning this project, but instead decides to apply for low-cost financing from the Apartment Construction Loan Program.

The Apartment Construction Loan Program’s favourable financing terms, which include competitive interest rates, insurance premiums covered by the program, and longer terms and amortization periods are reducing borrowers’ building costs by millions of dollars when compared to private financing.

Low-cost financing and flexible terms, combined with tailored support to meet the project’s needs, as well as CMHC’s ability to act as a single lender, is making the math on rental buildings work for builders such as Camille Homes Corp. and helping to build more homes across Canada.

Launching Canada Builds

To build homes across the country, we need a Team Canada approach. Provinces and territories control a number of critical levers to unlocking more housing supply, such as zoning rules, development approvals, lands and land use planning, rules for tenants and landlords and the adoption of building codes and regulations.

The federal government is supporting a number of provincial and territorial-led initiatives through cost-shared bilateral housing agreements. Most recently, this includes partnering with British Columbia in support of the BC Builds initiative with $2 billion in low-cost financing through the Apartment Construction Loan Program.

The federal government’s partnership with BC Builds is a testament to the progress possible when multiple orders of government work collaboratively to deliver thousands of new rental homes for people in communities across Canada.

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Building on this momentum, Budget 2024 announces Canada Builds, the federal government’s intention to leverage its $55 billion Apartment Construction Loan Program to partner with provinces and territories to build more rental housing across the country.

To access federal financing, provinces and territories will be expected to meet the benchmarks set by BC Builds and deliver action to unlock even more homes. These actions include:

-	Complementing federal funds with provincial or territorial investments;

-	Building on government, non-profit, community-owned, and vacant lands;

-	Considering access to early learning and child care, and the expansion of non-profit child care, in the development process;

-	Streamlining the process to cut development approval timelines to no longer than 12 to 18 months; and,

-	Meeting the criteria of the Apartment Construction Loan Program, including affordability requirements.

The federal government will initiate discussions with provincial and territorial governments as soon as possible. This transformative approach links portfolios of underused land, homebuilders, and federal and provincial investments. This Team Canada mission will help pave the way for new housing supply across the country.

Topping-Up the Housing Accelerator Fund

In March 2023, the government launched the $4 billion Housing Accelerator Fund to work with municipalities to cut red tape and fast-track the creation of at least 100,000 new homes across Canada. Through 179 agreements signed to date, the government has committed nearly $4 billion to spur the construction of 750,000 new homes across the country over the next decade.

Building on this success, Budget 2024 proposes to provide an additional $400 million over four years, starting in 2024-25, to the Canada Housing and Mortgage Corporation, to top up the Housing Accelerator Fund. This will help fast track 12,000 new homes in the next three years.

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Table 1.1

Housing Accelerator Agreements

Jurisdiction	Federal Funding	New Homes Over 10 Years

London, Ontario	$74 million	7,280

Vaughan, Ontario	$59 million	43,999

Hamilton, Ontario	$93.5 million	9,000

Halifax, Nova Scotia	$79.3 million	8,866

Brampton, Ontario	$114 million	24,100

Kelowna, British Columbia	$31.5 million	20,680

Kitchener, Ontario	$42.4 million	37,533

Province of Quebec	$900 million	--

Calgary, Alberta	$228 million	35,950

Moncton, New Brunswick	$15.5 million	5,585

Richmond Hill, Ontario	$31 million	41,760

Vancouver, British Columbia	$115 million	40,300

Mississauga, Ontario	$113 million	35,215

Burnaby, British Columbia	$43 million	11,950

Winnipeg, Manitoba	$122 million	15,867

Toronto, Ontario	$471 million	53,000

Iqaluit, Nunavut	$8.9 million	1,450

Nunavut Municipalities/Hamlets	$18.1 million	1,697

Summerside, Prince Edward Island	$5.8 million	725

Surrey, British Columbia	$95 million	16,500

Guelph, Ontario	$21.4 million	9,450

Burlington, Ontario	$21 million	5,335

St. Catharines, Ontario	$25.7 million	12,417

Saint John, New Brunswick	$9.1 million	1,710

Kingston, Ontario	$27.6 million	4,867

Ajax, Ontario	$22 million	10,713

Richmond, British Columbia	$35.9 million	3,125

Milton, Ontario	$22 million	4,619

Fredericton, New Brunswick	$10 million	2,560

Whitby, Ontario	$25 million	18,030

Squamish, British Columbia	$7.0 million	1,350

Waterloo, Ontario	$22 million	15,391

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Jurisdiction	Federal Funding	New Homes Over 10 Years

Regina, Saskatchewan	$35 million	3,050

Coquitlam, British Columbia	$25 million	2,867

Charlottetown, Prince Edward Island	$10 million	1,050

Abbotsford, British Columbia	$25.6 million	2,326

Ottawa, Ontario	$176.3 million	32,600

Victoria, Comox, Campbell River, British Columbia	$33.5 million	16,256

Channel – Port Aux Basques, Newfoundland and Labrador	$3.3 million	390

Banff, Sylvan Lake, Bow Island, Westlock, Duchess, Smoky Lake, Alberta	$13.8 million	3,118

Campbellton, New Brunswick	$4.5 million	465

Marathon, Ontario	$1.9 million	305

Edmonton, Alberta	$175 million	22,300

Wolfville, Nova Scotia	$1.8 million	280

Cape Breton Regional Municipality, Membertou First Nation, Nova Scotia	$13.3 million	3,286

Woolwich, Ontario	$6.7 million	1,648

New Glasgow, Pictou, Westville, Nova Scotia	$5.6 million	2,160

Cornwall, Prince Edward Island	$4.3 million	522

Mount Pearl, Newfoundland and Labrador	$6.1 million	2,000

Saskatoon, Saskatchewan	$41.3 million	25,240

Whitehorse, Yukon	$11 million	3,984

Thunder Bay, Ontario	$20.7 million	6,669

Shippagan, Caraquet, Tracadie, Bathurst (Pabineau), New Brunswick	$10.5 million	3,196

City of North Vancouver, British Columbia	$18.6 million	3,170

North Grenville, Ontario	$5.2 million	1,700

Cap-Acadie, New Brunswick	$2 million	360

Grand Bouctouche, Champdoré, Indian Island First Nation, New Brunswick	$7.1 million	1,849

Tecumseh, Ontario	$4.4 million	5,850

Airdrie, Alberta	$24.8 million	3,534

Pemberton, British Columbia	$2.7 million	1,995

Cambridge, Ontario	$13.3 million	3,625

Kings County, Lunenburg, Chester, Nova Scotia	$9.1 million	1,845

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Jurisdiction	Federal Funding	New Homes Over 10 Years

West Hants, Nova Scotia	$1 million	1,500

Markham, Ontario	$58.8 million	6,635

County of Antigonish, Town of Antigonish, Nova Scotia	$3.2 million	276

St. John’s, Newfoundland and Labrador	$10.4 million	4,138

Gibsons, British Columbia	$2.1 million	900

Stratford, Prince Edward Island	$5 million	2,017

Barrie, Ontario	$25.6 million	4,100

Three Rivers, Prince Edward Island	$3.4 million	410

Grand Bay – Westfield, Harvey, Sussex, New Brunswick	$5.1 million	1,129

Bowen Island, British Columbia	$1.6 million	114

O’Leary, Wellington, Prince Edward Island	$1 million	154

Edmundston, New Brunswick	$4 million	1,913

East Hants, Nova Scotia	$5.8 million	2,825

Dawson, Carmacks, Haines Junction, Watson Lake, Yukon	$6.7 million	1,036

Red Rock Indian Band, Whitesands, Wapekeka, Webequie, Wunnumin, Aroland, Long Lake #58, Muskrat Dam Lake, Shoal Lake No.40 First Nations, Ontario	$15.3 million	1,460

* The agreement with the Province of Quebec includes matching investments by the province, for a combined total of $1.8 billion in new funding for housing construction, which includes support for an additional 8,000 affordable homes.

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Figure 1.4

The Housing Accelerator Fund is Building More Homes Across Canada

Enabling Communities to Build More Homes

Building more homes in communities that people want to live in requires building more essential infrastructure, like power lines, transit stations, water and wastewater facilities, internet cables, libraries, and recreation centres. Without this infrastructure, communities have trouble growing, and new homes cannot get built.

The federal government is providing support to help growing communities build the infrastructure needed to build more homes, including through the Canada Infrastructure Bank. Budget 2024 also proposes new support for growing communities through a new Canada Housing Infrastructure Fund.

Further details on the federal government’s infrastructure funding programs are outlined in Chapter 5.

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A New Canada Housing Infrastructure Fund

Building more homes requires putting in place the essential infrastructure to support growing communities and denser, more vibrant, and liveable neighbourhoods.

In particular, communities must invest in effective and reliable water, wastewater, and stormwater infrastructure in order to keep pace with growth and encourage densification. These investments are critical as all orders of government work together to unlock more housing, faster.

Budget 2024 proposes to provide $6 billion over 10 years, starting in 2024-25, to Infrastructure Canada to launch a new Canada Housing Infrastructure Fund. The Fund will accelerate the construction and upgrading of housing-enabling water, wastewater, stormwater, and solid waste infrastructure that will directly enable new housing supply and help improve densification. This Fund will be comprised of:

-	$1 billion available directly to municipalities to support urgent infrastructure needs that will directly enable housing supply.

-

$5 billion for agreements with provinces and territories to support long-term priorities. Provinces and territories can only access this funding if they commit to key actions that increase housing supply:

○

Legalize more housing options by adopting zoning that allows four units as-of-right and that permits more “missing middle” homes, including duplexes, triplexes, townhouses, and small multi-unit apartments;

○	Implement a three-year freeze on increasing development charges from April 2, 2024, levels for municipalities with a population greater than 300,000;

○	Adopt forthcoming changes to the National Building Code to support more accessible, affordable, and climate-friendly housing options;

○	Provide pre-approval for construction of designs included in the government’s upcoming Housing Design Catalogue; and,

○	Implement measures from the forthcoming Home Buyers’ Bill of Rights and Renters’ Bill of Rights.

-

Provinces will have until January 1, 2025, to secure an agreement, and territories will have until April 1, 2025. If a province or territory does not secure an agreement by their respective deadlines, their funding allocation will be transferred to the municipal stream. The federal

 50 Chapter 1

government will work with territorial governments to ensure the actions in their agreements are suitable to their distinct needs.

To ensure this funding reaches communities of all sizes and needs, provinces must dedicate at least 20 per cent of their agreement-based funding for northern, rural, and Indigenous communities.

Leveraging Transit Funding to Build More Homes

Many Canadians rely on public transit to go to school, to get to work, to see their friends, and to explore their communities. More homes need to be built closer to the services that Canadians count on. Transit that is more accessible and reliable means Canadians can spend more time with their friends and family. It’s crucial that all orders of government work together to achieve this.

Budget 2024 announces that any community seeking to access long-term, predictable funding through the federal government’s forthcoming permanent public transit fund will be required to take action that directly unlocks housing supply where it is needed most by:

-	Eliminating all mandatory minimum parking requirements within 800 metres of a high-frequency transit line;

-	Allowing high-density housing within 800 metres of a high-frequency transit line; and,

-	Allowing high-density housing within 800 metres of post-secondary institutions.

-	Completing a Housing Needs Assessment for all communities with a population greater than 30,000.

These are long overdue changes that will mean more people can live near transit to access the services and opportunities in their communities, and will allow home construction to happen faster and at more affordable prices.

The Canada Infrastructure Bank’s Housing Initiative

As Canada’s cities and towns build more homes, they need to build more infrastructure. From water and sewer infrastructure to public transit to high-speed internet, the federal government is providing municipalities with the tools they need to grow.

That is why, since 2017, the Canada Infrastructure Bank has made investment commitments of over $11 billion in more than 50 projects, and catalyzed over $31 billion in total investment, to address critical infrastructure gaps across the country. These include:

–	$1.28 billion for the Réseau express métropolitain in Montréal;

–	$1.3 billion for rural broadband internet in Ontario;

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–	$165 million for the City of Calgary to buy zero-emission buses;

–	$138.2 million for energy storage to enable increased renewable electricity in Nova Scotia; and,

–	Up to $80 million for the Atlin Hydroelectric Expansion in Yukon.

The 2023 Fall Economic Statement announced that the Canada Infrastructure Bank would be exploring further opportunities to support the needs of growing communities by helping to finance the infrastructure needed to build more homes.

In March 2024, the Canada Infrastructure Bank announced the launch of its Infrastructure for Housing Initiative to provide low-cost financing to enable municipalities and Indigenous communities to build housing-enabling infrastructure. Funding for this initiative is sourced from the CIB’s existing funding envelope.

Building the infrastructure communities need to build more homes

The Canada Infrastructure Bank (CIB) has already made its first investment commitment under its Infrastructure for Housing Initiative, committing up to $140 million in financing for new and enhanced water and wastewater infrastructure in five communities in Manitoba, including the City of Brandon. The project will support cleaner water and better wastewater treatment, which will provide the enabling infrastructure to support an estimated 15,000 new housing units.

Fast growing communities, like the City of Brandon, require not only significant new home construction but also investments in water and wastewater systems and other local infrastructure. Paying for this new infrastructure can be challenging, especially where the up-front costs would burden existing residents. By lowering the cost of borrowing and taking on some of the risk associated with new development, the CIB’s investment can help municipalities build the infrastructure needed to support thousands of new homes across the country.

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Changing How We Build Homes

We have to build homes smarter, faster, and at prices Canadians can afford. That means investing in ideas and technology like prefabricated housing factories, mass timber production, panelization, 3D printing, and pre-approved housing design catalogues. We need to bring the same spirit of innovation that we are investing in across the economy, and build homes in a 21st century way.

To spur the development of innovative housing technologies, Budget 2024 proposes $50 million over two years, beginning in 2024-25, for Next Generation Manufacturing Canada (NGen)—one of Canada’s Global Innovation Clusters—to launch a new Homebuilding Technology and Innovation Fund. NGen will seek to leverage an additional $150 million from the private sector, and other orders of government, to support a targeted $200 million investment in housing innovation in Canada. The first projects will aim to be announced this summer.

To scale-up more innovative housing solutions, Budget 2024 proposes $50 million over two years, beginning in 2024-25, on a cash basis, through Canada’s Regional Development Agencies to support local innovative housing solutions across the country, such as designing and upscaling of modular homes, the use of 3D printing, mass timber construction, and panelized construction. This builds on the success of dozens of existing innovative projects already funded and underway in communities across the country, which includes:

-

Grand River Modular Ltd., in Kitchener, Ontario, to support commercialization efforts to bring modular housing units to market, supported with $188,485 from the Federal Economic Development Agency for Southern Ontario;

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Structures KSM in Gatineau, Quebec, to acquire innovative, automated production equipment and software to improve the production capacity of roof truss manufacturing, supported with $200,000 from Canada Economic Development for Quebec Regions;

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Nunafab Corp., in Nunavut, to create a modular home production plant in the community of Cambridge Bay where homes can be rapidly built for local housing needs and shipped to other Nunavut communities, supported with $2.15 million from the Canadian Northern Economic Development Agency;

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-

Island Structural Systems, in Kensington, PEI, an automated facility that will improve the productivity of the PEI residential construction sector, supported with $2 million from the Atlantic Canada Opportunities Agency; and,

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Landmark Group of Companies Inc. and Promise Robotics Inc. in Edmonton, Alberta, to establish a mobile, robotic micro-factory to construct housing components, supported with $1 million from Prairies Economic Development Canada.

Any new innovative housing designs funded through the Regional Development Agencies and NGen will feed into the Canada Mortgage and Housing Corporation’s work on the Housing Design Catalogue.

To help simplify the way Canada builds homes, Budget 2024 announces that the National Research Council will launch consultations with provinces, territories, industry, and fire safety experts to address regulatory barriers, including point block access and single egress designs, and streamline the inspection process. In addition, the National Research Council will identify ways to reduce duplication between factory inspections of modular home components and on- site building inspections, and support efforts to address regulatory barriers to help scale up factory- built housing across the country.

Budget 2024 also announces that the Apartment Construction Loan Program will earmark at least $500 million to homebuilders that use innovative construction techniques, such as modular housing, for new rental projects.

In the coming months, the government will engage with housing, construction, and building material sectors, along with labour unions, Indigenous housing experts, and other relevant stakeholders, to co-develop a Canadian industrial strategy for homebuilding. Together, we will explore all essential inputs into building homes in Canada, including raw and manufactured materials, supply chains, and building techniques to ensure that all orders of government and industry can achieve our ultimate goal of building homes smarter, faster, and at prices Canadians can afford.

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Innovative Residential Construction

Strengthening innovation and increasing productivity in the residential construction sector is critical to building more homes, faster. In addition to new measures in Budget 2024, the federal government is supporting homebuilders who use new, innovative ways to build more homes, faster.

Existing support to advance innovative construction includes:

–   Over $600 million through the Affordable Housing Innovation Fund to support innovative solutions for the next generation of housing in Canada.

–   $300 million through the Housing Supply Challenge to develop solutions to remove barriers that hinder housing supply.

–   $191.8 million over seven years and $7.1 million per year ongoing to conduct research and development on innovative construction materials and to revitalize national housing and building standards to encourage low-carbon construction solutions.

–   $38 million through the Green Construction through Wood program to encourage the use of innovative wood-based building technologies in construction projects.

–   $13.5 million per year to make the National Building Codes free to access and to modernize codes, including by reducing barriers to internal trade and aligning building codes across the country.

Further support available for housing and construction innovation and productivity includes:

–   The Industrial Research Assistance Program, which helps Canadian small- and medium-sized businesses increase their innovation capacity and take ideas to market.

–   The Regional Economic Growth through Innovation program, which helps businesses scale- up new innovative technologies.

–   The Strategic Innovation Fund, which helps attract and spur private investment in innovative projects across all regions and sectors of the economy.

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Housing Design Catalogue

The government is reviving and modernizing its post-war housing design catalogue, which will provide blueprints that can be used across the country to speed up the construction of new homes.

Budget 2024 proposes to provide $11.6 million in 2024-25 to support the development of its Housing Design Catalogue for up to 50 housing designs, such as modular housing, row housing, fourplexes, sixplexes, and accessory dwelling units, that provinces, territories, and municipalities could use to simplify and accelerate housing approvals and builds.

This first phase of the catalogue will be published in fall 2024.

Modernizing Housing Data

To better understand the needs of local housing markets, we need better data. Every order of government should be committed to a data-driven response to the housing crisis.

To help modernize housing data, Budget 2024 proposes to provide $20 million over four years, starting in 2024-25 for Statistics Canada and the Canada Mortgage and Housing Corporation to modernize and enhance the collection and dissemination of housing data, including municipal-level data on housing starts and completions.

Adding Additional Suites to Single Family Homes

Many homeowners have extra space they could convert into rental suites, such as an unused basement, or a garage that could be converted into a laneway home. Historically, the cost of renovating, combined with municipal red tape, has made this both difficult and costly.

Recent municipal zoning reforms in Canada’s major cities, including reforms through Housing Accelerator Fund agreements, are creating new opportunities for homeowners to add additional suites to their properties in support of densification. New rental suites would provide more homes for Canadians and could provide an important source of income for seniors, who would be able to afford continuing to age at home. New suites can also be purpose-built to be barrier-free, to accommodate physical impairments of an aging family member or a child with a disability.

The government is taking action to make it easier for homeowners to increase Canada’s supply of housing by adding additional suites to their home.

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Budget 2024 proposes to provide $409.6 million over four years, starting in 2025-26, to the Canada Mortgage and Housing Corporation to launch a new Canada Secondary Suite Loan Program, enabling homeowners to access up to $40,000 in low-interest loans to add secondary suites to their homes. Details of this program will be announced in the coming months.

Budget 2024 announces the government’s intention to make targeted changes to mortgage insurance rules to encourage densification and support the efficient functioning of the housing finance market, by enabling homeowners to add more units to their homes. The government will consult stakeholders on proposed changes to regulations, including for refinancing, maximum loan and home price, as well as other mortgage insurance rules where homeowners are adding additional units.

Low-cost loans to build more secondary suites

Amena and Kareem are young working professionals looking to purchase their first home in Burnaby, British Columbia. They find a single-family home with a separate garage out back. With a single car between them, they think about converting the garage into a laneway home to generate additional income to help pay down their mortgage.

In addition to new flexibilities in mortgage insurance rules to enable Amena and Kareem to access mortgage insurance, for a property value that exceeds the current limit of $1 million, the new secondary suite loan program will help them convert their garage into an adjacent laneway home after the home is purchased.

They apply to the Canada Secondary Suite Loan Program for a low-cost loan of $40,000, to help cover their renovation costs, and once they find a tenant, are able to use new rental income to cover the cost of the loan.

New mortgage flexibilities to add secondary suites

Yuval owns a single-family home in St. John’s, Newfoundland and Labrador. Despite having accumulated significant equity in his home, Yuval is feeling the strain of mortgage payments, property taxes and other expenses from higher living costs.

Targeted changes to mortgage insurance rules could allow Yuval to refinance his insured mortgage to access his home equity to convert part of his home into a rental suite. This could allow Yuval to earn rental income to offset his mortgage expenses and property taxes, while also providing a much-needed rental accommodation in his neighbourhood.

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Accelerating Investment to Build More Apartments

Building on the success of removing 100 per cent of GST from new rental housing projects and providing more low-cost financing to move more apartment building projects forward, the government is taking further action to make the math work for homebuilders.

Budget 2024 proposes to introduce a temporary accelerated capital cost allowance, at a rate of 10 per cent for eligible new purpose-built rental projects that begin construction on or after Budget Day, and are available for residents to move in before January 1, 2036.

Increasing the capital cost allowance rate from 4 per cent to 10 per cent will incentivize builders by moving projects from unfeasible to feasible, through increased after-tax returns on investment.

The measure does not change the total amount of depreciation expenses being deducted over time, it simply accelerates it. Allowing homebuilders to deduct certain depreciation expenses over a shorter period of time allows homebuilders to recover more of their costs faster, enabling further investment of their money back into new housing projects.

This measure would cost an estimated $1.1 billion over five years, starting in 2024-25.

Building More Student Housing

As universities and colleges expand and attract more students, the demand for student housing is going up. Not every campus is equipped, and that means some students are struggling to afford local rents. And, student demand puts pressure on locals. Building more student housing is good for young people, and makes sure there is a fair rental market for everyone.

To encourage the construction of a wide variety of much needed long-term rental housing that meets the needs of Canadians, the federal government removed 100 per cent of GST from new rental housing built specifically for long-term rental accommodation. However, student residences, given their typically shorter-term and transient nature, may not currently meet the conditions for this rebate.

Budget 2024 announces that the eligibility conditions for the removal of GST on new student residences will be relaxed for not-for-profit universities, public colleges, and school authorities. This will incentivize Canada’s educational institutions to build more student housing by ensuring they benefit from the removal of GST on new student residences. This measure is expected to cost $19 million over five years, starting in 2024-25, and $5 million per year ongoing.

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The relaxed eligibility will apply to new student residences that begin construction on or after September 14, 2023, and before 2031, and that complete construction before 2036. Private institutions will not be eligible for this support.

This measure builds on the government’s new reform to allow on- and off-campus student housing projects to access the $55 billion Apartment Construction Loan Program.

More Skilled Trades Workers Building Homes

People in the skilled trades are proudly stepping up as part of this generational effort to build housing. But to meet this challenge, Canada needs even more workers and it needs apprenticeships to remain affordable for young people starting their new careers. According to BuildForce Canada, the construction sector faces a shortage of over 60,000 workers by 2032, due to many hard-working construction workers reaching retirement age, combined with demand from accelerating home construction.

To encourage more people to pursue a career in the skilled trades, the federal government is creating apprenticeship opportunities to train and recruit the next generation of skilled trades workers.

Budget 2024 proposes to provide $100 million over two years, starting in 2024-25, to Employment and Social Development Canada for the following:

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$90 million over two years, starting in 2024-25, for the Apprenticeship Service to help create placements with small and medium-sized enterprises for apprentices. Of this amount, $10 million in 2025-26 would be sourced from existing departmental resources.

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$10 million over two years, starting in 2024-25, for the Skilled Trades Awareness and Readiness Program to encourage Canadians to explore and prepare for careers in the skilled trades. This funding would be sourced from existing departmental resources.

To make it easier for young people who hope to start a career in the skilled trades, in addition to interest-free Canada Apprentice Loan and Employment Insurance Regular Benefits for apprentices on full-time technical training, the government will continue explore options to make apprenticeships more affordable.

Further investments to build Canada’s residential construction workforce, such as the recently launched Sustainable Jobs Training Fund, will help young workers gain the specialized skills needed to retrofit homes to increase energy efficiency and lower the costs of homeownership.

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Training the next generation of construction workers

Emily is a high school student thinking of pursuing a career as a construction electrician. Through the Skilled Trades Awareness and Readiness Program, Emily can get access to career fairs, mentorship, and job shadowing to explore and prepare for a career in the construction industry. Jai is a plumbing apprentice seeking to obtain Red Seal Certification.

Jai can receive innovative, hands- on training designed to remove accessibility barriers at a small and medium-sized enterprise receiving support through the Apprenticeship Service to offer apprenticeship training opportunities.

Recognizing Foreign Construction Credentials and Improving Labour Mobility

Newcomers with the skills and experience needed to build new homes should be able to join the Canadian labour market without delays.

To enable skilled newcomers to maximize their potential as they build a new life in Canada, the Foreign Credential Recognition Program helps provide training, work placements, wage subsidies, and mentoring to newcomers. For six years, the program has helped over 9,000 skilled newcomers receive work placements and wage subsidies, and another 20,000 workers received low-cost loans and support services to minimize the costs and requirements associated with practicing their trade in Canada.

Building on Budget 2022’s five-year $115 million investment in the Foreign Credential Recognition Program:

Budget 2024 proposes to provide $50 million over two years, starting in 2024-25, to Employment and Social Development Canada for the Foreign Credential Recognition Program. At least half of this amount will be to streamline foreign credential recognition in the construction sector to help skilled trades workers build more homes, and the remaining funding will support foreign credential recognition in the health sector. Similar to a recent agreement between federal, provincial and territorial health ministers to recognize foreign credentials for health care professionals, the federal government is calling on provinces and territories to expedite removal of their barriers to foreign credential recognition.

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To reduce internal barriers for skilled workers in Canada, the federal government is also calling for provinces and territories to urgently streamline their trades certification standards for interprovincial consistency. This includes streamlining requirements in trades, or sub-trades, that have no or limited equivalents in other jurisdictions. The federal government will continue to collaborate with provincial and territorial apprenticeship authorities to improve labour mobility for workers in these trades.

Ensuring newcomer construction workers can help build more homes

Emmanuel is a newcomer to Canada, with significant experience in the construction sector abroad. Through investments made by the Foreign Credential Recognition Program, Emmanuel can access construction- related training and work opportunities to help him get his education and experience recognized, integrate into the residential construction sector in his province, and contribute to alleviating the housing crisis.

1.2 Making it Easier to Own or Rent a Home

Homeownership is a big part of the middle class dream. If you work hard, and save your money, you should be able to buy a home. That was the deal for generations. But young adults feel like the possibility of owning a home like the one they grew up in is less and less likely, as increases in home prices continue to outpace their salaries and wages. The prospect of owning a home in Canada needs to be as real for young people today, as it was for any other generation.

And for the millions of Canadians who rent, including many who prefer the flexibility that comes with renting, drastic rent increases have pushed what was once an affordable option out of reach.

Canadians need help now, and Canada will work to make homeownership a reality for young Canadians and to protect renters, many of whom are Millennial and Gen Z, and are paying a much higher portion of their earnings towards rents than previous generations.

Budget 2024 takes action to unlock new pathways for young renters to become homeowners, and to protect middle class homeowners from rising mortgage payments.

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Figure 1.5

Making it Easier to Buy a First Home

Key Ongoing Actions

✓

The Canadian Mortgage Charter, which details the tailored mortgage relief that the government expects banks to provide borrowers who are facing financial difficulty with the mortgage on their principal residence.

✓

The new Tax-Free First Home Savings Account, which is a registered savings account that allows Canadians to contribute up to $8,000 per year (up to a lifetime limit of $40,000) for their first down payment.

✓	The recently doubled First-Time Home Buyers’ Tax Credit, which provides up to $1,500 in direct support to home buyers to offset expensive closing costs involved in buying a first home.

✓

Ensuring the profits from flipping residential real estate are subject to taxation, to unlock more homes for Canadians to live in—because homes are not a speculative financial asset class for investors.

✓	Making assignment sales fully taxable to ensure homes remain available for Canadians to buy.

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✓

Over $750 million for the Oil to Heat Pump Affordability program, which has to date provided support for over 1,500 low- to median-income households to help them transition from expensive oil heating to more energy efficient, cost-saving electric heat pumps.

✓

Over $6.7 billion, on a cash basis, for the Canada Greener Homes Grant and Loan programs, which to date have provided over 172,000 grants of up to $5,000 and 58,000 interest-free loans of up to $40,000 to help Canadians save money by making their homes more energy efficient.

Aligning Immigration With Housing Capacity

Immigration enriches Canada’s society, our culture, and our economy, but the combination of temporary and permanent immigration experienced last year put strains on Canada’s ability to properly welcome and integrate newcomers into Canadian society. The government has taken steps to better manage temporary migration pressures while moderating the pace of its levels plan.

Under the 2024–2026 Immigration Levels Plan, the government has carefully moderated the intake of new permanent residents, moving towards a long-term approach that seeks to strike a balance between meeting the economic imperatives and enhancing the ability of communities to effectively welcome and integrate immigrants.

The government has also recently announced that it will reduce the share of temporary residents to 5 per cent of the overall population over the next three years. This will lead to approximately 600,000 fewer temporary residents in Canada compared to current levels.

Normalizing permanent and temporary immigration levels is critical to ensuring that newcomers have the opportunities and social supports they need to succeed when coming to Canada.

Further, these changes will ensure that newcomers, and all Canadians, have an affordable place to call home. The scale of this reduction is significant in the context of housing demand: in recent years, Canada has built about 220,000 housing units annually.

The government has also taken steps to reduce the volume of asylum claims. In March 2023, Canada and the United States announced the expansion of the Safe Third Country Agreement, which requires asylum claimants to request protection in the first safe country they arrive in, unless they qualify for an exception to the Agreement. This has resulted in significantly fewer individuals claiming asylum at irregular crossings in between Canada’s land ports of entry.

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Also, on February 29, 2024, the government adjusted the travel requirements for Mexican citizens, who represented 17 per cent of all asylum claims in 2023. While the majority will continue to be able to travel visa-free to Canada, some Mexican nationals will now need to apply for a Canadian visitor visa. This responds to an increase in asylum claims made by Mexican citizens that are refused, withdrawn, or abandoned. In recent years, Mexican nationals represented the top source of asylum claims in Canada.

Table 1.2

Asylum Claimants by Top Five Countries of Citizenship in 2023

Top Five Countries in 2023		Total Claims
1.	Mexico	23,910
2.	India	11,285
3.	Nigeria	9,155
4.	Türkiye	6,385
5.	Colombia	6,040

Source: Immigration, Refugees and Citizenship Canada, December 31, 2023. Data is preliminary and subject to change.

Stabilizing International Student Intake to Alleviate Housing Pressures

To ensure every Canadian student can find an affordable place to live while pursuing their education, the federal government is taking action to stabilize international student intake across the country. By better aligning temporary immigration pressures to a moderate pace, Canada can ensure a better capacity to welcome newcomers.

In January 2024, the government announced a new cap on the number of study permit applications, which is expected to decrease approved study permits by up to 28 per cent in 2024 for the groups included under the cap. The government also announced new eligibility criteria for the Post-Graduation Work Permit. This will help ease housing demand growth, while also protecting international students from fraudulent institutions and unsafe living conditions.

This builds on the government’s announcement last fall to reform the International Student Program. As committed in the 2023 Fall Economic Statement, by fall 2024, the government will launch a new Recognized Institutions Framework to reward post-secondary institutions with high standards around selecting, supporting—including by providing access to housing—and retaining international students.

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Taken together, the measures aim to ensure post-secondary students receive the support they need for success, and balance the pressures on student housing by aligning the number of students arriving in Canada with the number of available homes. By alleviating student housing pressures, generations of Canadians and international students today, and tomorrow, will have a more affordable pathway to getting a good education.

Credit for Paying Rent

Every month, millions of Canadian renters pay their rent in full and on-time. The government thinks that should count towards their credit worthiness when applying for their first mortgage, seeking to refinance a mortgage and in many other situations that require credit evaluations. For young Canadians and newcomers to Canada, this is even more important as they have a more difficult time establishing credit history.

More Gen Z and Millennials are renting today than the generations that came before them, with over 54 per cent of people between 25 and 34 years old being renters—and that number jumps to 81 per cent for people under 24 years old. In comparison, 25 per cent of Canadians between 55 and 64 years old are renters today. By making renters’ payments count, we can help younger Canadians get ahead.

In Budget 2024, the government is setting a firm expectation with lenders, through its strengthened Canadian Mortgage Charter, to take a renter’s on-time payment history into account when performing credit evaluations for mortgage applications.

Budget 2024 announces that the government is calling on banks, fintechs, and credit bureaus to prioritize launching tools to allow renters to opt-in to reporting their rent payment history to credit bureaus, to strengthen their credit scores and unlock pathways for more renters to become homeowners.

Together, this ability to strengthen one’s credit score with on-time rental payment history—and make it easier to qualify for a mortgage, or even a lower rate—works in parallel to the government’s efforts to advance consumer-driven banking. Further details on Canada’s Framework for Consumer-Driven Banking are in Chapter 3.

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Protecting Renters’ Rights

Renters face unique challenges to ensuring their homes are properly maintained and that their landlords follow provincial laws. Renters can have a hard time navigating different provincial laws and lack resources to fight disputes with landlords—whether it concerns faulty heating, an illegal rent increase, or an illegal eviction. Tenant organizing and legal services can help renters.

When renters’ rights are upheld, it gives people stability and housing security. They can stay in their homes and in their community—taking their kids to the same schools, being close to the same parks, and staying in the same job. It also gives them bargaining power, helping them keep their rent affordable.

The federal government is committed to protecting tenant rights and ensuring that renting a home is fair, open, and transparent.

Budget 2024 proposes to provide $15 million over five years, starting in 2024-25, for a new Tenant Protection Fund, which will provide funding to organizations that provide legal and informational services to tenants, as well as for tenants’ rights advocacy organizations to raise awareness of renters’ rights.

Budget 2024 also proposes a new Canadian Renters’ Bill of Rights, to be developed and implemented in partnership with provinces and territories, to protect renters from unfair practices, make leases simpler, and increase price transparency. The government intends to crack down on renovictions, introduce a nationwide standard lease agreement, and require landlords to disclose historical rent prices of apartments.

Free legal support and advocacy for renters

The heating system in Patrick’s apartment breaks down during the winter, threatening his health and safety, but his landlord refuses to arrange urgent repairs because they are on extended vacation. Patrick pays for emergency repairs, but his landlord refuses to fully reimburse his expenses after returning from vacation.

Patrick accesses free, federally funded legal information and advice to navigate his province’s tenant dispute resolution process and succeeds in being fully reimbursed for his expenses.

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30-Year Amortizations for First-Time Buyers Purchasing New Builds

The high cost of mortgage payments is a barrier for many younger Canadians hoping to buy that first time. Extending mortgage amortizations for first-time buyers purchasing new builds brings that monthly cost down, making it more affordable for first-time buyers, many of whom are young people still working their way up the salary ladder.

To restore generational fairness in the housing market for younger Canadians, the government is strengthening the Canadian Mortgage Charter with new measures to unlock pathways for Millennials and Gen Z to get the keys to their first home.

Budget 2024 announces the government is strengthening the Canadian Mortgage Charter to allow 30-year mortgage amortizations for first-time home buyers purchasing newly constructed homes. Extending the amortization limits by five years for first-time buyers purchasing new builds will enable more younger Canadians to afford a mortgage and will encourage new supply. This new insured mortgage product will be available to first-time buyers starting August 1, 2024. The government will bring forward regulatory amendments to implement this proposal. Further details will be released in the coming months.

The government will monitor whether housing inflation and supply conditions permit expanding access to 30-year insured mortgage amortizations more broadly.

Combined with the Tax-Free First Home Savings Account to save for a down payment faster and helping renters build their credit score with their on-time rental payment history, new access to 30-year mortgage amortizations will help first-time buyers purchasing new builds to access mortgages with lower monthly payments, making it easier to unlock the door to their first home.

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Enhancing the Home Buyers’ Plan

As home prices go up and the cost of living rises, saving for a down payment is more and more difficult. The federal government is enhancing the tax savings plans that help young Canadians save for their first home.

Across the country, and particularly in Canada’s major cities, home prices have gone up—steeply. Support to help first-time buyers save must keep pace with market prices. That is why the government launched the Tax-Free First Home Savings Account, and why in Budget 2024, it is enhancing the Home Buyers’ Plan. While home prices have risen—and building more new homes will help to lower prices—the government is unlocking pathways to a down payment so more Canadians can buy a home and build a good middle class life.

Budget 2024 announces the government’s intention to amend the Income Tax Act to increase the Home Buyers’ Plan withdrawal limit from $35,000 to $60,000, enabling first-time home buyers to use the tax benefits of an RRSP to save up to $25,000 more for their down payment, faster. The newly increased limit would be available to first-time buyers after April 16, 2024.

Budget 2024 also announces the government’s intention to amend the Income Tax Act to temporarily extend the grace period during which homeowners are not required to repay their Home Buyers’ Plan withdrawals to their RRSP by an additional three years. This grace period extension would apply to Home Buyers’ Plan participants who made a first withdrawal between January 1, 2022, and December 31, 2025, who will now only have to begin repaying their Home Buyers’ Plan withdrawals in the fifth year after the year in which they withdraw. For a couple who withdrew the maximum in 2023, extending the grace period could allow them to defer annual repayments as large as $4,667 by an additional three years.

This measure would reduce federal revenues by an estimated $90 million over six years, starting in 2023-24, and $5 million per year ongoing.

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Tax-Free First Home Savings Account

The new Tax-Free First Home Savings Account is a registered savings account that allows Canadians to contribute up to $8,000 per year, and up to a lifetime limit of $40,000, towards their first down payment. To help Canadians reach their savings goals faster, Tax- Free First Home Savings Account contributions are tax deductible on annual income tax returns, like a Registered Retirement Savings Plan (RRSP). And, like a Tax-Free Savings Account (TFSA), withdrawals to purchase a first home—including any investment income on contributions—are non-taxable. Tax-free in; tax-free out.

As of April 16, more than 750,000 Canadians have already opened a Tax-Free First Home Savings Account to save for their first down payment—putting homeownership back within reach across the country and helping them reach their savings goals sooner.

Tax-Free First Home Savings Account

Darya is planning to buy a first home in 2029 in Saint John, NB. Starting in 2024, she began contributing $667 per month in her Tax-Free First Home Savings Account. These contributions can be deducted from her income at tax time, providing an annual federal tax refund of $1,640. After five years, Darya has saved $44,000 in her Tax-Free First Home Savings Account, including tax-free investment income, which she uses to make a 10-per-cent down payment on a $350,000 home and pay associated expenses. She can withdraw the full $44,000 tax-free, saving thousands of dollars that can be put towards her new home. In addition, she will claim the First-Time Home Buyers’ Tax Credit for $1,500 in tax relief.

Tax-Free First Home Savings Account and Home Buyers’ Plan

Mark and Mathieu want to buy a condo in Vancouver this year. They both make between $70,000 and $100,000 annually and contributed the maximum amount in their Tax-Free First Home Savings Account in 2023 and 2024 ($667 per month each), for a total of $32,000 between the two of them. These contributions were deducted from their income at tax time, providing total federal tax refunds of $6,560. Mark and Mathieu also both have $60,000 in their individual RRSPs.

Mark and Mathieu would like to make a 20 per cent down payment on a $760,000 condo to save on mortgage loan insurance premiums and interest payments. The couple is planning to use their Tax-Free First Home Savings Accounts and RRSPs for their $152,000 down payment. With the increased Home Buyers’ Plan withdrawal limit, Mark and Mathieu can now withdraw $120,000 from their RRSPs without having to pay $15,000 in taxes, which they would have paid on the amount in excess of the previous Home Buyers’ Plan withdrawal limit of $35,000 ($70,000 per couple). They will now have until 2029 to start repaying the $120,000 back to their RRSPs, instead of 2026 as per current rules. They will also claim the First-Time Home Buyers’ Tax Credit for an additional $1,500 in tax relief.

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Tax-Free First Home Savings Account

The combined value of federal-provincial tax relief offered by the Tax-Free First Home Savings Account, compared to a taxable account for a couple living in Ontario, earning about $80,000 and each contributing $8,000 annually is detailed in Chart 1.4. Also shown is the maximum down payment a couple could make when combining the Tax-Free First Home Savings Account, Home Buyers’ Plan, and the Home Buyers’ Tax Credit.

Chart 1.4

A Pathway to a First Down Payment (for a couple)

Note: Tax savings comprise both the tax relief received through deductions in a tax return and the non-taxation of investment income. The down payment is comprised of the Tax-Free First Home Savings Account (FHSA), using the Home Buyers’ Plan (HBP) to each withdraw $60,000 from RRSPs, and the maximum federal tax relief of $1,500 from the Home Buyers’ Tax Credit.

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Enhancing the Canadian Mortgage Charter

The government launched the Canadian Mortgage Charter to help ensure Canadians know about the fair, reasonable, and timely mortgage relief they can seek and receive from their financial institutions.

Mortgage lenders have a range of tools available for providing tailored relief. Lenders will communicate with borrowers facing mortgage hardship to discuss possible approaches based on the borrower’s individual circumstances and criteria set by lenders and mortgage insurers.

The federal government and its financial sector agencies, particularly the Financial Consumer Agency of Canada and the Office of the Superintendent of Financial Institutions, are closely monitoring the mortgage relief being offered by financial institutions. While Canadians are continuing to manage the impacts of higher mortgage rates, it is essential that borrowers and lenders remain proactive in identifying and addressing mortgage hardship.

Budget 2024 announces that the government is enhancing the Canadian Mortgage Charter to provide further support to Canadians facing mortgage hardship. These enhancements include:

-	Using rent payment history for mortgage applications, to help more renters become homeowners by improving their credit score;

-	Up to 30-year mortgage amortizations for first-time home buyers purchasing new builds, to make it easier to afford a first mortgage; and,

-

More detailed expectations for lenders to proactively contact borrowers, including making permanent mortgage relief measures available, where appropriate; and providing information to help borrowers make informed decisions, such as before renewal.

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Switching mortgage lenders without requalifying for the stress test

Jessica, a new homeowner in Charlottetown, PEI, is nearing the completion of her first five-year term on a $350,000 mortgage for her townhouse. The Mortgage Charter sets an expectation for her bank to send an early notice informing her of her renewal options, which gives her plenty of time to shop around for a better rate. Jessica works with a mortgage broker to evaluate her options and finds a more competitive mortgage rate at a different lender. As a borrower with mortgage insurance, Jessica is able to switch lenders at renewal without needing to requalify under the minimum qualifying rate (the stress test).

Because the Mortgage Charter helped inform Jessica that she could switch lenders without another stress test, Jessica is able to reduce her mortgage rate from 6 per cent to 5.5 per cent and save around $1,000 per year.

Extending amortization and not paying interest on interest

Éric and Maya are new parents in Québec City, Quebec who purchased their first home two years ago. The fixed monthly payment of around $2,300 that they make on their $550,000 variable rate mortgage is no longer covering their mortgage interest costs at the current interest rate, creating a situation where their mortgage balance is growing and interest is being charged on interest.

Éric and Maya receive a letter from their bank informing them of the situation. After discussing options with their bank, Éric and Maya take into account their budget constraints and decide to temporarily extend their amortization by an additional five years to help make their payments more manageable. Because the Mortgage Charter sets expectations for lenders to proactively contact borrowers facing mortgage hardship, Éric and Maya are able to get back to paying down their mortgage balance and avoid about $400 in interest on interest.

When interest rates fall, the bank will work with Éric and Maya to help them return to their original amortization schedule.

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Halal Mortgages

Canada is home to a vibrant and growing market of alternative financing products, including halal mortgages, that enable Muslim Canadians, and other diverse communities, to further participate in the housing market.

Budget 2024 announces that the government is exploring new measures to expand access to alternative financing products, like halal mortgages. This could include changes in the tax treatment of these products or a new regulatory sandbox for financial service providers, while ensuring adequate consumer protections are in place.

In March 2024, the government began consulting financial services providers and diverse communities to understand how federal policies can better support the needs of all Canadians seeking to become homeowners. The government will provide an update in the 2024 Fall Economic Statement.

Strengthening Mortgage Income Verification

Financial institutions maintain rigorous policies to verify borrower income when determining someone’s ability to repay their mortgage. Independently verifying borrower income helps financial institutions detect and deter the types of fraud or misrepresentation that can increase the costs of mortgages for all borrowers. However, fraud risks are always evolving—and so too are the tools to combat these risks.

Budget 2024 announces the government’s intention to consult with the mortgage industry on making available a tool through the Canada Revenue Agency to complement the existing strategies of financial institutions to verify borrower income for mortgages.

Banning Foreign Buyers of Canadian Homes

For years, foreign money has been coming into Canada to buy up residential real estate, increasing housing affordability concerns in cities across the country, and particularly major centres. To address this, the government introduced a two-year ban on the purchase of residential property by foreign investors, effective January 1, 2023.

To help ensure that homes are used for Canadians to live in, not as a speculative asset class for foreign investors, on February 4, 2024, the government announced it intends to extend the ban on foreign buying of Canadian homes by an additional two years, to January 1, 2027.

Foreign commercial enterprises and people who are not Canadian citizens or permanent residents will continue to be prohibited from purchasing residential property in Canada.

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Cracking Down on Short-Term Rentals

Homes are for Canadians to live in, not speculative assets for investors. The short-term rentals listed on platforms such as Airbnb and VRBO are keeping 18,900 homes off the market in Montréal, Toronto, and Vancouver alone, based on estimates from 2020, meaning families, students, workers, and seniors are having to compete for fewer homes.

To unlock Canada’s housing supply for Canadians to live in, in the 2023 Fall Economic Statement, the federal government proposed tax changes to incentivize the return of non-compliant short-term rentals to the long-term market and to support the work of provinces and territories that have restricted short-term rentals.

These changes would apply as of January 1, 2024, to deny income tax deductions on income earned from short-term rentals that do not comply with the relevant provincial or municipal laws. By denying income tax deductions, the government is removing the profit incentive for short-term rental operators.

Some provinces, including Quebec and British Columbia, and municipalities such as Toronto, Montréal, and Vancouver, have already taken action to return short-term rentals to the long-term market for Canadians to live in. To support the work of municipalities to unlock homes for Canadians, the federal government is committed to launching a $50 million short-term rental enforcement fund. The government is currently engaging with stakeholders to design a program that will be responsive to municipal needs, and will announce further details later this year.

Cracking Down on Real Estate Fraud

Cracking down on real estate tax fraud protects home buyers and levels the playing field for those who play by the rules. The government is committed to reinforcing the fairness of the tax system and combatting tax non-compliance across the housing sector.

Budget 2024 proposes to provide $73.1 million over five years, starting in 2024-25, and $14.7 million per year ongoing to the Canada Revenue Agency to continue addressing tax non-compliance in real estate transactions. By ensuring that everyone pays their fair share, the government is protecting home buyers from artificial market distortions that increase home prices.

Advancing National Flood Insurance

Unlike previous generations, homeownership now comes with the burdens of paying for the costs of climate change, due to the increasing frequency and severity of natural disasters. Put simply, Millennial homeowners have to worry if

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they can afford flood insurance, or if they can access it at all. This wasn’t a common concern for their parents and grandparents.

As announced in Budget 2023, the government intends to deliver a flood reinsurance program and a separate insurance subsidy for households at high risk of flooding.

Budget 2024 announces the government’s intention to establish a subsidiary of the Canada Mortgage and Housing Corporation to deliver flood reinsurance.

To advance this commitment, Budget 2024 proposes to provide $15 million to the Canada Mortgage and Housing Corporation (CMHC) in 2025-26 to advance implementation of a national flood insurance program by 2025.

The government is advancing work with provinces and territories, in partnership with the insurance industry, to stand-up a low-cost flood insurance program for high-risk properties within the next twelve months.

Flood insurance to protect Canadians’ homes

Joaquin and Kariné own a home in an area with a high flood risk. Because there are limited private insurance options available to cover homes in high flood risk areas, they face challenges insuring their home.

Like many Canadian homeowners, their home is a large part of their life savings. Joaquin and Kariné still have a mortgage, which adds to their worries about potential disasters, such as a flood, damaging their property. This situation leaves them with limited financial flexibility and poses a risk to their financial security, should their home suffer damage.

Canada’s flood insurance program will help Joaquin and Kariné access insurance coverage and protect their home in a way that is affordable.

Confronting the Financialization of Housing

Housing should be treated as homes for people, instead of a speculative asset class. When purchasing a home, Canadians might expect to be bidding against other potential buyers, not a multi-billion-dollar hedge fund. The role of large, corporate investors in our single-family housing market needs to be addressed.

Budget 2024 announces that the government intends to restrict the purchase and acquisition of existing single-family homes by very large, corporate investors. The government will consult in the coming months and provide further details in the 2024 Fall Economic Statement.

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1.3 Helping Canadians Who Can’t Afford a Home

When you have a home, you have stability, security, and an increased sense of well-being. Everyone deserves this. One of the most heart wrenching realities of the housing crisis is the increase in people struggling to find housing, especially since the pandemic. Making sure everyone has a place to live is the right thing to do, and it’s the Canadian thing to do.

A strong and growing community housing sector supports vulnerable people, including those making low incomes, those fleeing violence, and those experiencing homelessness. It also keeps affordable housing affordable, builds new affordable options that meet everyone’s needs, and supports strong, diverse communities. Everyone has a right to decent housing, regardless of income.

Budget 2024 will invest to increase the amount of affordable housing in Canada so we can restore what was lost over the past few decades, and help bring chronic homelessness in Canadian communities to an end.

Key Ongoing Actions

✓

Over $4 billion towards preventing and reducing homelessness, through Reaching Home, Canada’s Homelessness Strategy—including $100 million to support communities in responding to unsheltered homelessness this winter.

✓	$4 billion through the Rapid Housing Initiative, which is building more than 15,500 affordable homes for people experiencing homelessness or in severe housing need by 2026.

✓	Nearly $960 million provided since 2017 via the Interim Housing Assistance Program to support provinces and municipalities offering transitional housing support to asylum claimants.

✓

Over $458 million for the new Greener Affordable Housing stream of the Canada Greener Homes Loan program to provide low-interest loans and grants for energy efficient retrofits of affordable housing, which reduces operational costs for non-profit housing providers.

✓	Over $4 billion over seven years, starting in 2024-25, to implement an Urban, Rural and Northern Indigenous Housing Strategy and to establish a National Indigenous Housing Centre.

Enhancing the Affordable Housing Fund

Canada’s affordable housing stock is too small to meet growing demand, resulting in too many people living in unaffordable and inadequate housing. More affordable housing is particularly needed to ensure persons with disabilities and low-income families can find an affordable place to call home.

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This is why the government is investing billions of dollars to support affordable housing providers, to repair existing affordable homes, and to build new ones, through programs such as the $14 billion Affordable Housing Fund.

The 2023 Fall Economic Statement provided an additional $1 billion for the Affordable Housing Fund to support non-profit, co-op, and public housing providers in building more than 7,000 affordable homes.

To build and maintain more affordable housing, Budget 2024 proposes to provide $976 million over five years, starting in 2024-25, and $24 million in future years, to the Canada Mortgage and Housing Corporation to launch a new Rapid Housing stream under the Affordable Housing Fund to build deeply affordable housing, supportive housing, and shelters for our most vulnerable.

Protecting and Expanding Affordable Housing

In the last decade, hundreds of thousands of affordable homes have been lost in Canada—by being destroyed after a lack of maintenance and upkeep, turned into more expensive rental units, or converted into luxury condos. Today, our community housing sector accounts for only 4 per cent of Canada’s housing market, while 10 per cent of Canadians are low-income and in need of affordable housing. More must be done. We must protect our affordable housing supply for low- and modest-income families.

The government is committed to expanding and transforming this sector by 2030 and beyond to further support Canadian households, including young Canadians.

Budget 2024 proposes $477.2 million over five years, starting in 2024-25, and $147.8 million in future years, to launch a new $1.5 billion Canada Rental Protection Fund, to be administered by the Canada Mortgage and Housing Corporation, to protect the stock of affordable housing in Canada. The Fund will provide $1 billion in loans and $470 million in contributions to support affordable housing providers to acquire units and preserve rents at a stable level for decades to come, preventing those units from being redeveloped into out of reach condos or luxury rental units.

-	This new Fund will be co-led and co-funded by the federal government and other partners.

-	This program will help mobilize investments and financing from the charitable sector, private sector, and other orders of government.

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Keeping Non-Profit and Co-op Homes Affordable

In recognition of the financial challenges facing community and social housing providers, such as co-ops, the federal government provides support to affordable housing providers to ensure existing affordable housing can be maintained. To date, the Federal Community Housing Initiative has already delivered nearly $150 million to ensure 47,000 homes can remain affordable for vulnerable Canadians, including persons with disabilities, single-parent families, seniors, and newcomers.

Budget 2024 announces the government’s intention to introduce flexibilities to the Federal Community Housing Initiative to ensure that eligible housing providers can access funding to maintain housing affordability for low-income tenants and co-op members.

Lower Energy Bills for Renters and Homeowners

To address the twin challenges of energy affordability and climate change, the government will launch a Canada Green Buildings Strategy. The strategy will help lower home energy bills and reduce building emissions by supporting energy efficient retrofits. This represents an important next step in meeting Canada’s climate targets and helping Canadians save money on their energy bills.

Budget 2024 proposes to provide $903.5 million over six years, starting in 2024-25, to Natural Resources Canada as follows:

-

$800 million over five years, starting in 2025-26, to launch a new Canada Greener Homes Affordability Program that will support the direct installation of energy efficiency retrofits for Canadian households with low- to median-incomes. This program represents the next phase of the Canada Greener Homes Initiative and will be co-delivered with provincial and territorial partners. It will also be complemented by CMHC’s Greener Homes Loan program, which provides interest-free loans of up to $40,000 for energy efficiency home retrofits.

-

$73.5 million over five years, starting in 2024-25, to renew and modernize existing energy efficiency programs that offer tools to building owners like the ISO 50001 Energy Management Systems Standard and the ENERGY STAR Portfolio Manager. This funding will also spur the development of better, more ambitious building codes to further reduce emissions and lower energy bills. The federal government will encourage provinces and territories to adopt these top-tier building codes.

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-

$30 million over five years, starting in 2024-25, to continue developing a national approach to home energy labelling, which will empower prospective home buyers with information about the energy efficiency of their new home, with the support of energy auditors.

Natural Resources Canada will announce further details on the Canada Green Buildings Strategy in the coming weeks.

Lowering energy bills for homeowners

Maya and Sophie are homeowners with low incomes and are struggling to afford their energy bills. They want to make their home more cost efficient. Through the Canada Greener Homes Affordability Program (CGHAP), an assessment determines that the most effective energy efficiency upgrades for their home are attic insulation and air sealing. At no cost to Maya and Sophie, CGHAP arranges the direct installation of these upgrades, which will prevent heat from leaking out, improve the comfort of their home, save them money on their energy bills, and reduce their home heating emissions.

Lowering energy bills for renters

Sierra rents an apartment where she faces high heating bills from her baseboard heaters and does not have air conditioning. With the agreement of her landlord, an assessment through CGHAP determines her apartment would be a good candidate for a heat pump. At no cost to Sierra, CGHAP arranges the direct installation of a heat pump that reduces her heating costs and provides air conditioning, leaving her more money at the end of the month, and with a more comfortable home, too.

Addressing Homelessness and Encampments

Homelessness and encampments impact every community in Canada, affecting some of the most vulnerable Canadians, including 2SLGBTQI+ youth, Black and racialized people, persons with disabilities, and Indigenous people. To help ensure everyone has a safe and affordable place to call home, the government has committed over $4 billion through Reaching Home: Canada’s Homelessness Strategy, for communities to provide services, transitional housing, and shelter to those who need it most. This is double the funding originally provided for Reaching Home in Budget 2017.

To respond to the urgent needs that communities are facing, the government provided an additional $100 million in 2023-24 to Infrastructure Canada for Reaching Home: Canada’s Homelessness Strategy to support emergency funding over the winter for those experiencing or at risk of unsheltered homelessness—including those living in encampments.

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Budget 2024 proposes to provide an additional $1.3 billion over four years, starting in 2024-25, to Infrastructure Canada for Reaching Home: Canada’s Homelessness Strategy, as follows:

-

$1.0 billion over four years, starting in 2024-25, to stabilize funding under the program. Recognizing the enduring nature of this challenge, this investment reflects the government’s commitment to support organizations that do vitally important work across the country to prevent and reduce homelessness. Of this investment, $50 million will focus on accelerating community-level reductions in homelessness. This investment will support communities across Canada as they adopt best practices and lessons learned from other jurisdictions to reduce the time it takes to move individuals and families into more stable housing.

-

$250 million over two years, starting in 2024-25, to address the urgent issue of encampments and unsheltered homelessness. This funding will require provinces and territories to cost-match federal investments, leveraging a total of $500 million. This will help communities scale-up their efforts to train homelessness support workers, respond to the unique experiences of those affected by unsheltered homelessness, including those living in encampments, and renovate and build more shelters and transitional homes for those who need them.

Support for Reaching Home: Canada’s Homelessness Strategy

Since Reaching Home was launched, it has supported projects across the country. Existing support to advance innovative construction includes:

–   Under the Indigenous Homelessness stream, the Mi’kmaw Native Friendship Society received $904,000 in 2021 to build the Diamond Bailey House in Halifax, with 34 shelter beds, 11 dorm-style rooms and 7 bachelor apartments.

–   Under the program’s Rural and Remote Homelessness stream, Community Living Huntsville received $125,000 through United Way Simcoe Muskoka to support a transitional housing project that supports adults with developmental disabilities, who have experienced chronic or periodic homelessness, to reach independent living within four years.

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Building Homes in Indigenous Communities

Access to safe and affordable housing is critical to improving socio-economic outcomes and ensuring a better future for Indigenous communities. Since 2015 the federal government has committed more than $6.7 billion to support housing in Indigenous communities and a further $4.3 billion to advance an Urban, Rural, and Northern Indigenous Housing strategy set to launch in 2024- 25. As of December 31, 2023, Indigenous Services Canada, in collaboration with the Canada Mortgage Housing Corporation, has supported over 22,000 homes in 611 First Nations communities.

As outlined in Chapter 6, Budget 2024 also proposes additional investments to support housing and enabling infrastructure needs in First Nations, Inuit, and Métis communities.

The Urban, Rural and Northern Indigenous Housing Strategy

Indigenous households in urban, rural, and northern communities across Canada face challenges accessing adequate and affordable housing. To address this, Budget 2022 and Budget 2023 committed a total of $4.3 billion over seven years, starting in 2024-25, to implement a co-developed Urban, Rural and Northern Indigenous Housing Strategy. The Strategy will be designed and implemented to complement the federal government’s previous $6.7 billion in investments to support existing distinctions—based housing strategies for First Nations, Inuit, and Métis.

Informed by Indigenous-led engagements with Indigenous governments, organizations and housing providers, the funding will be delivered directly by First Nations, Inuit, and Métis governments, Modern Treaty holders and Self- Governing Indigenous Governments, and through a new Indigenous-led National Indigenous Housing Centre to ensure support will be provided to all Indigenous people.

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Sheltering Asylum Claimants

While providing asylum claimants with a safe place to live falls under provincial and municipal jurisdiction, the federal government recognizes the need for all orders of government to work together to address pressures on the shelter system.

Since 2017, the federal government has provided almost $960 million through the Interim Housing Assistance Program, which helps provincial and municipal governments prevent homelessness for asylum claimants on a cost-sharing basis.

Budget 2024 proposes to provide $1.1 billion over three years, starting in 2024-25, to Immigration, Refugees and Citizenship Canada to extend the Interim Housing Assistance Program. Funding in 2026-27 will be conditional on provincial and municipal investments in permanent transitional housing solutions for asylum claimants.

The federal government is working with all orders of government to find long-term solutions to prevent asylum seekers from experiencing homelessness.

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Chapter 1

More Affordable Homes

millions of dollars

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total

1.1. Building More Homes	-49	250	542	791	1,121	1,295	3,950
Building Homes on Public Lands	0	18	44	91	13	10	176
Converting Underused Federal Offices into Homes[1]	0	28	102	96	86	97	408
Less: Projected Savings	0	-22	-38	-110	-183	-255	-606
Building Apartments, Bringing Rents Down	0	0	41	35	92	159	328
Year-Over-Year Reallocation of Funding	-49	18	10	35	18	-6	27

Topping-up the Housing Accelerator Fund	0	101	99	100	100	0	400

A New Canada Housing Infrastructure Fund	0	13	122	290	471	604	1,500
Changing How We Build Homes[2]	0	33	49	0	0	0	82
Less: Funds Sourced from Existing Departmental Resources	0	-13	-19	0	0	0	-32
Housing Design Catalogue	0	12	0	0	0	0	12
Less: Funds Sourced from Existing Departmental Resources	0	-12	0	0	0	0	-12

Modernizing Housing Data	0	2	6	6	6	0	20

Adding Additional Suites to Single Family Homes	0	0	35	102	177	95	410

Accelerating Investment to Build More Apartments	0	1	27	140	335	585	1,088

Building More Student Housing	0	1	3	5	5	5	19
More Skilled Trades Workers Building Homes	0	50	50	0	0	0	100
Less: Funds Sourced from Existing Departmental Resources	0	-5	-15	0	0	0	-20

Recognizing Foreign Construction Credentials and Improving Labour Mobility	0	25	25	0	0	0	50

1.2. Making it Easier to Own or Rent a Home	5	19	34	19	14	9	101

Protecting Renters’ Rights	0	3	3	3	3	3	15

Enhancing the Home Buyers’ Plan	5	20	20	20	15	10	90

Cracking Down on Real Estate Fraud	0	15	15	15	15	15	73

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	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total
Less: Expected Revenues	0	-18	-18	-18	-18	-18	-92

Advancing National Flood Insurance	0	0	15	0	0	0	15

1.3. Helping Canadians Who Can’t Afford a Home	0	751	1,029	1,158	966	566	4,470

Enhancing the Affordable Housing Fund	0	100	219	219	219	219	976

Protecting and Expanding Affordable Housing	0	5	120	118	117	117	477

Lower Energy Bills for Renters and Homeowners	0	12	65	123	223	230	654

Addressing Homelessness and Encampments	0	225	225	431	406	0	1,287

Sheltering Asylum Claimants	0	409	400	267	0	0	1,076

Additional Investments – More Affordable Homes	0	2	2	0	0	0	3

Supporting the Federal Housing Advocate	0	2	2	0	0	0	3

Funding proposed for the CHRC to support the Office of the Federal Housing Advocate to fulfill its mandate of promoting and protecting the right to a safe and affordable place to call home.

Chapter 1 - Net Fiscal Impact	-44	1,022	1,607	1,968	2,101	1,870	8,524

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

[1]

The proposed funding will generate additional savings, over and above the amounts included in this budget, that will help Public Services and Procurement Canada achieve its Refocusing Government Spending reduction targets, as outlined in the organization’s 2024 to 2025 Departmental Plan.

[2]	Funding for Regional Development Agencies under Changing How We Build Homes is sourced from the Budget 2024 Boosting Regional Economic Growth measure found in Chapter 4.

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Chapter 2

Lifting Up Every Generation

As Canadians, we take care of each other. It’s a promise at the heart of who we are, and it goes back generations.

From universal public health care to Employment Insurance to strong, stable, funded pensions, like the Canada Pension Plan (CPP), there has always been an agreement that we will take care of our neighbours when they have the need. It gave our workers stability, and our businesses confidence, that the right supports were in place to keep our economy fair, keep people healthy, ready, and well supported, and keep the middle class strong.

In 2015, the government recognized that the economy had changed. People needed more supports, and of a new kind. The government got to work. The Canada Child Benefit was introduced, which has helped cut the child poverty rate by more than half. The security and dignity of retirement income was reinforced, by strengthening the CPP and increasing Old Age Security (OAS) for seniors 75 and over. The government permanently eliminated interest on federal student and apprenticeship loans. And it made generational investments in $10-a-day child care, cutting child care costs by at least half—giving families money back in their pockets and giving children the best start in life.

These have been investments in people, unprecedented in the history of Canada. Consistent, reliable support has provided certainty for families in a deeply uncertain time, making sure they have the support they rely on to get ahead. It has meant regular monthly or quarterly benefits that help people keep up with the cost of living; supports that provide stability, support that was not there nine years ago. The government has enhanced and strengthened our social safety net for every generation.

The hard work of previous generations who built Canada’s world-renowned pension funds built the foundation of our progress today. Canada’s social safety net needs to be there for every generation. And we are making it work for them.

For young families, especially Millennial parents, who too often face high rent, high child care costs, and worries about their child’s future, a stronger social safety net is now here. For every younger Canadian to pursue their dreams, we’re making it more affordable to get an education, save for a home, and build a career.

Budget 2024 takes action to ensure Canada’s social safety net works for every generation, especially Millennials and Gen Z. Transformative investments will continue levelling the playing field and lifting up every generation.

Lifting Up Every Generation 87

2.1 Taking Care of Every Generation

At the heart of Canada’s social safety is the promise of access to universal public health care. We have made a promise to each other, as Canadians, that if you get ill or injured or are born with complicated health issues, you don’t need to go into debt just to get essential care. Here in Canada, no matter where you live or what you earn, you should always be able to get the medical care you need.

To maintain the core pillar of our social safety net, last year, the federal government announced our $200 billion ten year health care plan to clear backlogs, improve primary care, and cut wait times, delivering the health outcomes that Canadians need and deserve.

When people are healthy, our economy is healthy. Since 2015, the government has promised and delivered more. That includes ensuring access to affordable dental care and prescription medications. In December, the new Canadian Dental Care Plan began enrollment, which is expected to support nine million uninsured Canadians by 2025.

In February, the federal government introduced legislation to deliver the first phase of national pharmacare to provide universal coverage for most contraceptives and many diabetes medications, in partnership with provinces and territories. Pharmacare will ensure every woman can choose the birth control that is best for her, and that every woman, no matter how much money she has, can control her own body.

Now, the government’s generational transformation of Canada’s social safety net is delivering a new Canada Disability Benefit. Soon, we will begin consultations on how we can better support caregivers in their essential roles upholding the health and well-being of Canadians.

Budget 2024 highlights new measures that will strengthen Canada’s social safety net to lift up every generation. No matter your age, your income, or your circumstances, every Canadian deserves to feel secure in the knowledge that they will get the care and support they need. Because this is what Canadians do; they take care of each other.

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Key Ongoing Actions

✓

Providing nearly $200 billion over ten years to strengthen universal public health care for Canadians, including $1.7 billion to support wage increases for personal support workers and related professions, and $5.4 billion for long-term care and home and community care to help people age with dignity close to home.

✓

Enhancing the Canada Workers Benefit to help hard-working people with full-time, low-wage jobs support themselves and their families, by providing up to $2,739 to working families and $1,590 to single workers, through four payments spread throughout the year.

✓

Rolling out the Canadian Dental Care Plan to provide dental coverage for uninsured Canadians with a family income of less than $90,000. To date, over 1.7 million applications have been approved for eligible seniors, who will be able to visit an oral health provider as early as May of this year.

✓	Launching the first phase of the National Strategy for Drugs for Rare Diseases to help increase access to, and affordability of, effective drugs for rare diseases for patients across Canada.

Stronger Universal Public Health Care

A strong and effective public health care system is at the heart of what it means to be Canadian. Canada boasts world-class doctors, nurses, midwives, personal support workers, hospitals, and research institutions, and Canadians deserve access to world-class care. In February 2023, the government committed nearly $200 billion over ten years to improve Canada’s universal public health care system.

Since then, agreements have been signed with all provinces and territories that will translate into health care improvements for Canadians. In Ontario, over 700 new spots to train doctors, nurses, and other health care workers will be created. In Nova Scotia, improvements in rural and remote communities mean 88 per cent of residents will have regular access to a health care provider within three years. These are just some of the real benefits that Canadians can count on thanks to federal investments in public health care.

The government has been engaging with First Nations, Inuit, and Métis leadership on the $2 billion Indigenous Health Equity Fund since spring 2023 and looks forward to announcing final design and implementation details for the program in 2024-25.

Lifting Up Every Generation 89

Figure 2.1

Helping Every Province and Territory Improve Health Care

New Health Care Agreements with Every Province and Territory

The Canada Health Act helps ensure that all eligible residents of Canada have reasonable access to insured health services, without financial barriers. No Canadian should have to pay for medically necessary health care services, and the federal government is continuously working to uphold this principle for every Canadian.

As part of the federal government’s work to deliver better health outcomes for Canadians, it has now signed agreements with all provinces and territories to begin delivering the $25 billion in new funding available in the ten-year health care plan through bilateral agreements.

British Columbia

$976 million over three years announced on October 10, 2023

-  Develop an innovative model of care so nurses can spend more time with patients;

-  Increase the percentage of people in the province who have access to their own electronic health information; and,

-  Increase the percentage of family health service providers that can securely share patient health information.

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New Health Care Agreements with Every Province and Territory

Prince Edward Island

$87 million over three years announced on December 19, 2023

-  Advance interprovincial and foreign credential recognition in the health workforce, by developing a strategic plan to recruit internationally educated health professionals, and by leveraging technology for streamlined training;

- Increase access to diagnostic services by expanding laboratory services, extending hours of operation, and reducing wait times for patients; and,

- Invest in Mobile Mental Health units and Student Well—being Teams to reach an additional 2,500 patients by 2026.

Alberta

$855 million over three years announced on December 21, 2023

- Increase access to primary care by expanding team-based care and enhancing virtual care;

- Enhance access to digital health services and health information by implementing e-referral services and accelerating the secure exchange of data across the health system; and,

- Reduce wait times for community mental health and substance use services by establishing new treatment spaces and improving existing ones.

Nova Scotia

$308 million over three years announced on January 10, 2024

- Increase access to health care providers by expanding clinic hours in rural and remote communities, and introducing mobile health services and virtual urgent care;

- Increase the number of family physicians, nurse practitioners, and registered nurses to address workforce needs; and,

- Develop digital tools to access health information, book appointments, and access virtual health services.

Ontario

$2.5 billion over three years announced on February 9, 2024

- Expand enrollment in health care education programs by over 700 spots;

- Modernize digital infrastructure, including information reporting, collection, and sharing; and,

-  Make health care more convenient, connected, and patient-centred by expanding the availability of electronic health information and increasing the number of health professionals who can securely access and share it.

Lifting Up Every Generation 91

New Health Care Agreements with Every Province and Territory

Northwest Territories

$22 million over three years announced on February 13, 2024

- Increase coordination and access to primary care across the regions by establishing a territorial public health unit;

- Support recruitment, retention, and training initiatives for health workers; and,

- Enhance culturally appropriate mental wellness and suicide prevention programming, including crisis response.

Manitoba

$369 million over three years announced on February 15, 2024

- Hire 400 more doctors, 300 more nurses, 200 paramedics, and 100 home care workers to address staffing shortages;

- Hire more psychologists to help reduce wait times for counselling; and,

- Support new acute care beds to increase system capacity and the number of acute care beds.

Nunavut

$21 million over three years announced on March 5, 2024

- Increase coordination and access to primary care across the regions, including expanding existing paramedic care to all 25 Nunavut communities;

- Help reduce backlogs, for example, by acquiring key medical equipment to reduce reliance on patient travel to Ottawa; and,

- Expand the delivery of culturally appropriate mental health and addiction services and specialized care.

Yukon

$22 million over three years announced on March 12, 2024

- Improve access to family health services, including establishing a new walk-in primary care clinic expected to help at least 1,500 patients annually; and,

- Expand the delivery of mental health and additions services, for example, by creating Yukon’s first residential managed alcohol withdrawal program with a capacity of ten beds by 2025-26.

Saskatchewan

$336 million over three years announced on March 18, 2024

- Improve access to family health services and acute and urgent care including by creating new permanent acute care and complex care beds in Regina and Saskatoon hospitals;

- Help reduce backlogs through the recruitment of new health care workers, and by supporting the expansion of 550 post-secondary training seats; and,

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New Health Care Agreements with Every Province and Territory
- Modernize health care systems with health data and digital tools by continuing investments in eHealth and health sector information technology.

Newfoundland and Labrador

$232 million over three years announced on March 25, 2024

-  Increase access to primary care by continuing to add new family care teams, creating urgent care centres to service the Northeast Avalon, and adding new positions to substantially improve how children receive care;

- Increase the number of Newfoundlanders and Labradorians who can access their own health record electronically; and,

- Increase the number of people with access to mental health teams.

New Brunswick

$276 million over three years announced on March 26, 2024

-  Increase the quality and availability of primary care providers across the province, including by allowing nurse practitioners to provide non- urgent care as an alternative to emergency department visits;

-  Support recruitment, retention, and training for health care workers to reduce backlogs, such as by incentivizing doctors to move to rural and underserved areas, including Francophone communities, and making it easier for health professionals with international credentials to practice; and,

- Expand mental health and substance use supports, including for Indigenous communities, particularly youth, and increasing the number of beds in mental health care facilities.

Quebec

$2 billion over four years announced on March 27, 2024

-  Improve access to family health teams by opening new front-line clinics, make it easier to book appointments through the “Votre Santé” portal, and improve care for patients with rare or chronic diseases;

- Reduce surgical and diagnostic backlogs, by supporting the new approach developed for vaccination and screening and extending it to other front-line services;

- Accelerate digitalization across the health care network to make it easier for patients to access their information and faster for doctors to update charts; and,

- Strengthen mental health care, and homelessness and addictions services, including by creating new services and spaces for youth and children with disabilities.

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Increasing Federal Health Care Funding
The investment in health care announced in February 2023 will provide nearly $200 billion over ten years to support the health and well-being of Canadians.

- GDP-Driven Growth: an additional $146.6 billion is estimated over the ten years from 2023-24 to 2032-33 through the Canada Health Transfer.

- Canada Health Transfer Top-Up: a $2 billion top-up in June 2023 to address immediate pressures on the health care system, especially in pediatric hospitals, emergency rooms, and operating rooms.

-  Canada Health Transfer Five Per Cent Guarantee: an estimated $15.3 billion through increases of at least five per cent from 2023-24 to 2027-28 to the Canada Health Transfer, for provinces and territories that are taking steps to improve collection and management of health data.

-  Tailored Bilateral Agreements: $25 billion over ten years that provinces and territories can use to address the unique needs of their populations and geography, on top of an existing $7.8 billion for bilateral agreements in home care, mental health, and long-term care.

- Personal Support Worker Wage Support: $1.7 billion over five years to support hourly wage increases for personal support workers and related professions.

- Territorial Health Investment Fund: $350 million over ten years in recognition of medical travel and the higher cost of delivering health care in the territories.

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$200 Billion to Provinces and Territories for Better Health Care

Table 2.1 provides the provincial and territorial allocations over ten years for both new funding and total funding including existing Canada Health Transfer commitments:

Table 2.1

Provincial and Territorial Allocations of Health Funding, 2023-24 to 2032-33

Province/Territory	New Funding	Total Incremental Funding

Ontario	$15.23 billion	$77.52 billion

Quebec	$8.56 billion	$38.25 billion

Nova Scotia	$1.45 billion	$5.07 billion

New Brunswick	$1.24 billion	$3.94 billion

Manitoba	$1.84 billion	$7.14 billion

British Columbia	$5.75 billion	$28.41 billion

Prince Edward Island	$364 million	$1.08 billion

Saskatchewan	$1.64 billion	$6.43 billion

Alberta	$5.02 billion	$25.87 billion

Newfoundland and Labrador	$961 million	$2.28 billion

Northwest Territories	$93 million	$368 million

Yukon	$93 million	$381 million

Nunavut	$88 million	$384 million

Total	$44.05 billion	$198.82 billion
Notes:
1. Funding for personal support workers has yet to be allocated but is included in total.
2. Provincial/territorial allocations are based on internal population projections and Statistics Canada modelling.
3. All Canada Health Transfer amounts starting in 2025-26 are notional, estimated based on December private sector nominal GDP forecast, and are subject to change.
4. Values may not equal total due to rounding.
5. Provinces and territories are ordered by precedence.

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$200 Billion to Provinces and Territories for Better Health Care
Chart 2.1 shows the increase over time in federal transfers to provinces and territories for health care. Chart 2.1 Federal Health Transfers to Provinces and Territories, 2006-07 to 2032-33

[1]  Federal health transfers included are the Canada Health Transfer (CHT) and associated top-ups, the CHT five per cent guarantee, Wait Times Reduction funding, Home and Community Care, and Mental Health and Addictions Services bilateral agreements, Working Together bilateral agreements, Aging with Dignity bilateral agreements, and the Safe Long-Term Care Fund.

[2]  Canada Health Transfer amounts starting in 2025-26 are notional and subject to change.

[3]  Through the Working Together to Improve Health Care for Canadians, the government committed $1.7 billion for personal support workers’ wage increases. Amount not included above.

[4]  Territorial Health Investment Fund is not included above.

Foreign Health Care Credential Recognition

Every day, people move to Canada with the skills our economy needs. But too often, even though they are well-trained and fully capable, their credentials aren’t recognized. Until the barriers to recognizing foreign credentials are removed, neither our workers nor our economy can reach their full potential. We want to work with partners to overcome these barriers and help our economy grow.

At a time when Canada is facing labour shortages, in key sectors from health care to construction, we must enable all available workers in Canada to contribute. More health care workers will help reduce long wait times and make it easier to find a family doctor. More construction workers, as detailed in Chapter 1, will help us build more homes, faster to ensure everyone can find an affordable place to call home.

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In October 2023, federal, provincial, and territorial health ministers committed to streamline foreign credential recognition so that internationally educated health care professionals can get to work more quickly. On January 15, 2024, the government announced $86 million to support 15 projects through external organizations to increase credential recognition capacity for 6,600 internationally educated health care professionals.

Budget 2024 proposes to provide $77.1 million over four years, starting in 2025-26, to more effectively integrate internationally educated health care professionals into Canada’s health workforce by creating 120 specific training positions, increasing assessment capacity and providing support to navigate credential recognition systems.

There are an estimated 198,000 internationally educated health professionals employed in Canada, but only 58 per cent—114,000 workers—have employment in their chosen field. Red tape is holding back tens of thousands of doctors, nurses, and other health care professionals. This measure will help address that.

Helping more nurses practice in Canada

Maria worked as a nurse in Quezon City, Philippines, for ten years before she decided to immigrate to Canada to join her cousins in Scarborough.

Unfortunately, because of long and difficult credential recognition processes, Maria had to seek work outside her field of expertise, despite her nursing experience and qualifications.

With federal investments in integrating internationally educated health professionals, along with federal pressure on provinces and territories to make credential recognition faster and easier for newcomers, Maria will enter the Ontario healthcare system as a nurse with less hassle and in faster time, helping to reduce the health care professional shortage in Canada.

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Action on Foreign Health Care Credential Recognition

Canada’s doctors and nurses work hard to ensure that Canadians and their families receive timely access to the health services that they need. Unfortunately, many nurses and physicians who are newcomers to this country cannot work in their chosen field due to difficulties having their credentials recognized.

This is why federal, provincial, and territorial governments have been working hard and have undertaken a variety of initiatives to improve foreign credential recognition and streamline entry into the labour force for internationally educated health professionals. Examples include:

Bilateral Agreements under Working Together to Improve Health Care for Canadians: A key objective under this $25 billion federal investment is to support provincial efforts to streamline foreign credential recognition for internationally educated health professionals. The federal government has now signed bilateral agreements with all provinces and territories. These agreements include plans such as:

✓  Ontario plans to reimburse internationally educated nurses for registration fees, develop a centralized information and registration site, and accelerate licensure for international medical graduates.

✓  British Columbia’s Health Human Resources Coordination Centre’s plan to develop incentive programs to remove barriers to credential recognition.

✓  Prince Edward Island has committed to developing an Internationally Educated Health Professionals Strategic Plan to remove impediments to credential recognition and streamline hiring processes for internationally educated health workers.

Residency positions and Practice Ready Assessment (PRA) programs: PRA programs offer a route to licensure for internationally educated physicians. In recent years, several provinces have expanded or committed to expand their PRA programs. For example:

✓  BC is tripling its seats for Practice Ready Assessment (PRA) program by March 2024.

✓  In April 2022, Saskatchewan announced $1.1 million to expand its capacity assess international medical graduates so that they can practice independently in the province.

✓  Alberta’s Mount Royal University is creating 256 new seats for the Bridge to Canadian Nursing program to support internationally educated nurses as they transition into the Canadian healthcare system.

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Action on Foreign Health Care Credential Recognition

Recruitment Initiatives: Several provinces have signed memoranda of understanding with other countries designed to reduce barriers and recruit internationally educated health care professionals. For example:

✓  Alberta, Saskatchewan and Manitoba have memoranda of understanding with the Philippines to recruit foreign nurses.

✓  New Brunswick has memoranda of understanding with India and France to expedite licensure of registered nurses from those countries in the province.

✓  Quebec has mutual recognition agreements with Switzerland and France.

✓  Provinces and territories also have expedited licensure pathways for internationally educated health care professionals from countries such as the United States, Australia, Ireland, and New Zealand for graduate dental programs.

Financial Support: Provinces and territories have expanded grant and bursary programs to offset the cost of training, assessment, licensing and registrations for internationally educated health care professionals:

✓  In 2023, New Brunswick announced a new initiative to reduce financial barriers for up to 300 internationally educated nurses per year.

✓  In July 2021, Manitoba announced plans to provide financial and process support for internationally educated nurses (IENs) looking to become licensed in Manitoba.

✓  From August 18, 2022 to March 31, 2024, Ontario provided temporary reimbursement of registration fees program for inactive or international educated nurses.

Regulatory and legislative reform: Provinces are adjusting eligibility requirements to help integrate internationally educated health care professionals into the healthcare system. For example:

✓  In April 2022, Saskatchewan introduced the Labour Mobility and Fair Registration Act to reduce barriers and ensure that skilled workers can have their credentials recognized.

✓  Alberta’s Fair Restrictions Practices Act ensures that qualified individuals entering regulated professions and designated occupations or trades do not face unfair processes or barriers.

✓  New Brunswick’s Fair Registration Practices in Regulated Professions Act helps ensure that processes for international accreditation are transparent, objective, and fair.

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Action on Foreign Health Care Credential Recognition

Navigator programs: Information and access to resources are a critical part of credential recognition. Provinces and territories have taken steps to improve guidance for internationally educated health care professionals through initiatives like:

✓  In 2022, New Brunswick expanded its International Educated Professionals navigational support program to include all regulated health professions.

✓  Ontario’s Access Centre provides programs and support to internationally educated health care professionals to help them integrate into the Ontario healthcare system.

✓  In 2022, BC piloted a new international educated nurse navigator to make it easier for eligible internationally educated nurses to enter the province’s health system.

Other Provincial and Territorial Investments: Provinces and territories are also investing more broadly in foreign credential recognition, including examples such as:

✓  In December 2023, Quebec announced $130 million to develop an immigrant credential recognition plan.

✓  Ontario’s Budget 2022 committed $230 million, including funding to support up to 1,000 internationally educated nurses become accredited nurses in Ontario.

✓  In November 2022, Manitoba announced $200 million for its Health Human Resource Action Plan, which includes funding to train and recruit internationally educated nurses.

✓  In September 2022, Saskatchewan committed $60 million to create a Health Human Resources Action Plan, that includes funding to train and recruit internationally educated health care professionals.

✓  In September 2022, BC announced its multi-year BC Health Workforce Strategy, including support for foreign credential recognition.

Launching a National Pharmacare Plan

In a landmark move towards building a comprehensive national pharmacare program, the federal government has introduced legislation to help make essential medications more accessible and affordable for Canadians.

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Bill C-64, the Pharmacare Act, proposes the foundational principles for the first phase of national universal pharmacare in Canada and describes the federal government’s intent to work with provinces and territories to provide universal, single-payer coverage for a number of contraception and diabetes medications.

This first phase will ensure the effective roll-out of pharmacare, while providing immediate support for health care needs of women, as well as people with diabetes. Every woman has the right to choose the family planning options that work best for her—and national pharmacare ensures cost is not a barrier restricting that right.

The First Phase of National Universal Pharmacare

1.  Coverage of contraceptives will mean that nine million women in Canada will have better access to contraception and reproductive autonomy, reducing the risk of unintended pregnancies and improving their ability to plan for the future.

Cost has consistently been identified as the single most important barrier to access these medications and the cost is unevenly borne by women. In addition to family planning, many Canadians rely on prescription contraceptives to mitigate a variety of reproductive health concerns and conditions.

2.  Diabetes is a complex disease that has no cure. Treatment requires a lifetime of careful, continuous management, using safe and effective, yet costly, medication.

One in four Canadians with diabetes have reported not following their treatment plan due to cost. Improving access to diabetes medications will help improve the health of 3.7 million Canadians with diabetes and will reduce the risk of serious life-changing health complications such as blindness, heart disease, or amputations.

People with diabetes will have access to first-line treatments that lower blood glucose levels, including insulin and metformin, as well as medications that are often used in combination by patients with type 2 diabetes.

Beyond support for diabetes medication, the federal government announced its plan to establish a fund to support access to diabetes devices and supplies. Further details regarding this fund will be announced following discussions with provincial and territorial partners, who will be essential to its roll-out.

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Figure 2.2

Free Contraception and Free Insulin to Save Canadians Money

The federal government will work towards implementing coverage of these essential medications through existing provincial and territorial pharmacare programs, following negotiations. New federal funding will expand and enhance, rather than replace, existing provincial and territorial spending on public drug benefit programs. This approach ensures that the unique needs and existing coverage plans of each province and territory are considered, advancing collaborative federalism where the federal, provincial, and territorial governments work together towards a common goal.

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The Pharmacare Act is a concrete step towards the vision of a national pharmacare program that is comprehensive, inclusive, and fiscally sustainable—today and for the next generation.

Budget 2024 proposes to provide $1.5 billion over five years, starting in 2024-25, to Health Canada to support the launch of the National Pharmacare Plan.

Saving Women With Diabetes up to $3,680 per Year

Jenny is a part-time, uninsured worker with type 1 diabetes. Managing her diabetes costs her over $100 every month, leaving her unable to afford the $500 up-front cost of her preferred method of contraception, a hormonal IUD. With the introduction of universal pharmacare, Jenny will save up to $1,700 per year in insulin expenses and will be able to access a hormonal IUD for free, without any out-of-pocket costs, once implemented in her province. In addition, having type 1 diabetes qualifies Jenny for the Disability Tax Credit, which provides her with an additional $1,480 per year.

To make essential menstrual products more accessible, the government is committed to continuing the work of the Menstrual Equity Fund pilot project, which helps food banks and other community organizations ensure women have the menstrual products they need. The government will announce further details in the 2024 Fall Economic Statement.

The Canadian Dental Care Plan

Regular visits to the dentist reduce the risk of tooth decay, gum disease, and other serious health problems that disproportionately affect seniors, such as cardiovascular disease and stroke. Pain and disability associated with poor oral health can affect eating habits, speech, and appearance, which impacts both physical and mental health.

Since the Canadian Dental Care Plan was announced in Budget 2023, historic progress has been made to ensure everyone in Canada has access to the dental care they need. Children are already receiving care thanks to the interim Canada Dental Benefit and seniors have begun enrolling in the Canadian Dental Care Plan. By 2025, up to nine million uninsured Canadians will have dental coverage.

More than 1.7 million Canadians have already been approved for the Canadian Dental Care Plan since mid-December, when seniors over age 87 first became eligible to sign up. As early as May 2024, eligible seniors will be able to visit an oral health professional for the care they need. By May, all seniors aged 65 and older will be able to apply, followed by persons with disabilities with a valid Disability Tax Credit certificate and children under the age of 18. All uninsured Canadians between the ages of 18 and 64, with a family income up to $90,000, will be able to apply online, and visit a dentist, in 2025.

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The interim Canada Dental Benefit, which launched in December 2022 and has already supported more than 406,000 children, will ensure seamless dental coverage for children under age 12 until June 30, 2024, after which they can enroll in the Canadian Dental Care Plan.

Table 2.2

 Canadian Dental Care Plan Roll-Out

Group	Applications Open
Seniors aged 87 and above	Starting December 2023

Seniors aged 77 to 86	Starting January 2024

Seniors aged 72 to 76	Starting February 2024

Seniors aged 70 to 71	Starting March 2024

Seniors aged 65 to 69	Starting May 2024

Persons with a valid Disability Tax Credit certificate	Starting June 2024

Children under 18 years old	Starting June 2024

All remaining eligible Canadian residents	Starting 2025

Saving a Family of Four $1,809 per Year

Chris and Kate live in British Columbia and earn a combined income of $68,000 and don’t have dental insurance through their jobs. They often skip going to the dentist to save money, so they can pay for their two kids to get the care they need.

Since the interim Canada Dental Benefit launched in 2022, they’ve received $2,600 from the government to help cover dental costs for their kids, Jessica, 11, and Sacha, 5. Starting this June, Chris and Kate will be able to enroll their kids in the Canadian Dental Care Plan, saving about $433 in dental costs every year.

In 2025, when the Canadian Dental Care Plan expands to all Canadians with a family income of up to $90,000, Chris and Kate will be able to enroll themselves, helping their family save a total of around $1,809 every year.

Saving a Senior Couple $2,604

Jack, 89, and Evelyn, 87, live in Ontario and have a combined household income of $65,000. While Evelyn is fortunate enough to have all healthy teeth, after many years without affordable access to dental care, Jack is missing all his teeth. Thanks to the Canadian Dental Care Plan, this year, Jack and Evelyn will save a total of $2,604, including the price of a complete new set of dentures for Jack.

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Canada’s Support for Persons with Disabilities

Persons with disabilities face significant barriers to financial security, making it hard to cover the costs of today, or save for the expenses of tomorrow. This challenge is compounded by both the added cost of assistive devices and services and difficulties in finding accessible, good-paying jobs, leaving many persons with disabilities below the poverty line. An economy that’s fair for everyone makes sure that there is support for those who need it.

The federal government’s Disability Inclusion Action Plan aims to improve the quality of life for Canadians with disabilities. This plan already includes:

✓	About $1.7 billion per year to support persons with severe and prolonged mental and physical impairments through the Disability Tax Credit;

✓

Up to an additional $821 every year to workers with disabilities through the Canada Workers Benefit Disability Supplement, beyond the basic Canada Workers Benefit amounts of up to $1,590 for a worker and up to $2,739 for a family;

✓	Ongoing support for the Registered Disability Savings Plan, which has helped 260,000 persons with disabilities save a total of $8.8 billion since 2008, to provide greater income security;

✓	Over $800 million per year through Canada Disability Savings Grants and Bonds;

✓	$722 million through the Workforce Development Agreements in 2024-25, approximately 30 per cent of which supports persons with disabilities with training, skills development, and work experience;

✓

Over $650 million annually through more generous Canada Student Grants and Loans. Students with disabilities also have access to more generous repayment assistance, as well as loan forgiveness for those with severe permanent disabilities.

✓	$105 million in 2024-25 to support the implementation of an employment strategy for persons with disabilities through the Opportunities Fund; and,

✓

About $500 million per year through the Child Disability Benefit provided as a supplement to the Canada Child Benefit for parents of children with severe and prolonged disabilities, providing an average of approximately $3,000 in annual support.

We need to do more. That’s why we are launching the Canada Disability Benefit—a key pillar in our plan that will provide direct support to those who need it most.

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Launching the Canada Disability Benefit

The government’s landmark legislation, the Canada Disability Benefit Act, created the legal framework for a direct benefit for low-income working age persons with disabilities. This benefit fills a gap in the federal government social safety net between the Canada Child Benefit and the Old Age Security for persons with disabilities and is intended to supplement, not replace, existing provincial and territorial income support measures. The federal government is making this new benefit a reality.

Budget 2024 proposes funding of $6.1 billion over six years, beginning in 2024-25, and $1.4 billion per year ongoing, for a new Canada Disability Benefit, including costs to deliver the benefit.

Budget 2024 further announces the government would begin providing payments to eligible Canadians starting in July 2025, following successful completion of the regulatory process and consultations with persons with disabilities.

To ensure access to the Canada Disability Benefit for eligible Canadians, and to address an anticipated significant financial barrier associated with benefit take-up, Budget 2024 further proposes funding of $243 million over six years, beginning in 2024-25, and $41 million per year ongoing, to cover the cost of the medical forms required to apply for the Disability Tax Credit.

In the spirit of “Nothing Without Us”, through the regulatory process, the government will provide meaningful and barrier-free opportunities to collaborate and ensure the benefit is reflective of the needs of those receiving it. Persons with disabilities will be consulted on key elements of the benefit’s design, including maximum income thresholds and phase-out rates. The benefit design will need to fit the investment proposed in Budget 2024.

The government intends for the Canada Disability Benefit Act to come into force in June 2024 in order for payments to begin in July 2025. The proposed design is based on a maximum benefit amount of $2,400 per year for low-income persons with disabilities between the ages of 18 and 64. To deliver the benefit as quickly as possible and to ensure nation-wide consistency of eligibility, the proposed Canada Disability Benefit would be available to people with a valid Disability Tax Credit certificate. As proposed, this benefit is estimated to increase the financial well-being of over 600,000 low-income persons with disabilities.

The government will continue working with persons with disabilities as well as health care and tax professionals to find ways to increase take-up, and lower the administrative burden, of obtaining a Disability Tax Credit certificate.

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To avoid persons with disabilities facing claw backs, on their provincial and territorial supports, the federal government is calling on provinces and territories to exempt Canada Disability Benefit payments from counting as income in relation to provincial or territorial supports. The federal government is making this investment due to the inadequacy of disability assistance provided by many provinces, which currently leaves far too many persons with disabilities in poverty.

The Canada Disability Benefit establishes an important support for persons with disabilities and will ensure a more fair chance for future generations of persons with disabilities. We know that every dollar matters to those living with a disability. That is why the government aspires to see the combined amount of federal and provincial or territorial income supports for persons with disabilities grow to the level of Old Age Security (OAS) and the Guaranteed Income Supplement (GIS), to fundamentally address the rates of poverty experienced by persons with disabilities.

$5,200 in Federal Benefits for a Full-Time Student with a Disability

Nathan is a 22-year-old full-time student who uses a wheelchair. Because he is keen to complete his studies and join the workforce, Nathan is taking a full course load year-round and unable to work. With a valid Disability Tax Credit certificate, Nathan would also receive the maximum Canada Disability Benefit Amount of $2,400 per year.

Combined with his Canada Student Grant for Students with Disabilities of $2,800, Nathan would receive a total of $5,200 in federal disability support per year to help him complete his studies. He may also be eligible to receive up to $20,000 per year via the Canada Student Grant for Services and Equipment for Students with Disabilities, to help him pay for the cost of equipment and services he may need for his studies.

Expanding the Disability Supports Deduction

To help persons with disabilities have a fair chance at success, the federal government helps cover the cost of certain services (such as attendant care, tutoring, and note taking), and the cost of accessibility tools and devices (such as braille note-taker devices and electronic speech synthesizers). The government is committed to ensuring persons with disabilities have the tools they need to pursue an education, advance their careers, become entrepreneurs, or achieve whatever their aspirations may be.

Budget 2024 announces the government’s intention to amend the Income Tax Act to make additional expenses eligible for the Disability Supports Deduction, subject to certain conditions, such as:

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-	service animals trained to perform specific tasks for people with certain severe impairments;

-	alternative computer input devices, such as assistive keyboards, braille display, digital pens, and speech recognition devices; and,

-	ergonomic work chairs and bed positioning devices, including related assessments.

It is estimated that this proposal would cost $5 million over five years, starting in 2024-25, and $1 million per year, ongoing.

To continually improve the Disability Supports Deduction to meet the needs of Canadians, the government will consult persons with disabilities and stakeholders on the list of eligible expenses every four years, beginning in 2028.

Supporting the Care Economy

The pandemic shone a light on the importance of paid and unpaid care work in our economy and for the well-being of every generation. The care economy provides crucial care to aging parents and grandparents, children, and many adults who live with disabilities or long-term conditions.

The federal government has made historic investments to strengthen the social infrastructure that is the care economy, including in early learning and child care and long-term care. It also took action to help make sure personal support workers get fair pay for their important work, and improved tax support for caregivers by providing the Canada Caregiver Credit.

Building on these investments, the federal government is announcing new measures to further address the challenges faced by this sector.

Budget 2024 proposes a Sectoral Table on the Care Economy that will consult and provide recommendations to the federal government on concrete actions to better support the care economy, including with regard to early learning and child care.

Budget 2024 announces the government’s intention to launch consultations on the development of a National Caregiving Strategy.

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Ensuring Access to Essential Drugs and Medical

Devices

Shortages of health products are becoming increasingly frequent and severe due to recurring global supply chain disruptions. Recent examples were the shortages of children’s pain medications and baby formula, which left many parents worried about their children’s well-being.

These shortages are detrimental to patient health outcomes and impede the ability of our health care systems to provide treatment. Access to essential drugs and medical devices is critical to preventing drug rationing by clinicians or patients, delayed or cancelled treatments, or the use of less effective substitutions.

To mitigate the effects of health product shortages and expedite emergency responses when supply chains fail, Budget 2024 proposes to provide $3.2 million over three years, starting in 2024-25, to upgrade Health Canada’s supply management capacity for drugs and medical devices.

2.2 The Best Start for Every Child

Children are the future of Canada. They will become tomorrow’s doctors, nurses, electricians, teachers, scientists, and small business owners. Every child deserves the best start in life. Their success is Canada’s success.

As part of the government’s generational investments in the care economy, we have worked with all provinces and territories to build a Canada-wide early learning and child care system that is saving young families, many led by Millennials, thousands of dollars every year. Affordable child care is unlocking new opportunities for parents—particularly mothers—to fully participate in the workforce and build a fulfilling and profitable career. It levels the playing field for parents and families.

This builds on efforts since 2015 that are providing real support to families, including the Canada Child Benefit, which is providing nearly $8,000, per child, to families this year.

Since the Canada Child Benefit was introduced in 2016, child poverty in Canada has dropped from 16.3 per cent in 2015 to 6.4 per cent in 2021. That’s 650,000 children lifted out of poverty in just six years (Chart 2.2).

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In Budget 2024, the government is advancing this progress through investments to strengthen and grow our Canada-wide early learning and child care system, save for an education later in life, and have good health care, and unlock the promise of Canada for the next generation.

Key Ongoing Actions

✓

Providing over $25 billion in support to about 3.5 million families with children annually through the tax-free Canada Child Benefit, with eligible families receiving up to $7,787 per child in 2024-25.

✓

Building a Canada-wide system of early learning and child care, which is delivering $10-a-day child care in eight provinces and territories, with all other provinces already cutting fees by 50 per cent and remaining on track to deliver $10-a-day child care by March 2026, significantly ahead of schedule.

✓

Launching the Canada Dental Benefit to provide eligible parents or guardians with direct, up-front, tax-free payments of up to $1,300 over two years to cover the cost of dental care for their children under 12 years old.

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A National School Food Program

Every child in Canada deserves to have the best start in life. But higher grocery prices are making it more difficult for moms and dads to afford the food their kids need.

Nearly one in four children do not get enough food, and that has a real impact on their opportunities to learn and grow. According to the Toronto District School Board, students who regularly ate breakfast were 17 percentage points more likely to be on track to graduate compared to students who did not have access to breakfast.

The federal government is taking decisive action to launch a new National School Food Program to help ensure that children have the food they need to get a fair start in life, regardless of their family’s circumstance.

Budget 2024 announces the creation of a National School Food Program, which will provide $1 billion over five years to Employment and Social Development Canada, Crown-Indigenous Relations and Northern Affairs Canada, and Indigenous Services Canada, starting in 2024-25, to work with provinces, territories, and Indigenous partners to expand access to school food programs. This includes investments for First Nations, Inuit, and Métis communities as well as Self-Governing and Modern Treaty Partners, many of whom have some of the highest rates of food insecurity in Canada.

The National School Food Program is expected to provide meals for more than 400,000 kids each year. And for families who manage to put enough food on the table but struggle to pay for it, this program is expected to save the average participating family with two children as much as $800 per year in grocery costs, with lower-income families benefitting the most.

The federal government will work with provincial, territorial, and Indigenous governments to deliver the National School Food Program, with support beginning as early as the 2024-25 school year.

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More Affordable Child Care

For young families, many with Millennial parents, the costs of child care can add up to a second rent or mortgage payment. This makes it harder to start and grow a family, and means parents—especially moms—are often not able to pursue their careers because of high costs and low access to child care. For too many, the cost of child care is greater than the income from returning to work. No matter how hard parents work, it feels nearly impossible to get ahead.

That’s why the government launched a Canada-wide affordable child care system in 2021. This program is saving Canadian families thousands of dollars every year. Already, eight provinces and territories have reached $10-a-day, and the rest have cut fees by 50 per cent. All provinces and territories are on track to offer $10-a-day child care.

Affordable child care helps more moms return to the workforce, helping our economy to reach its full potential. These supply-side investments are working.

In September 2023, the labour force participation rate of prime working aged women reached a record high of 85.7 per cent. That means more families are bringing home more income. And, more people working means more economic growth. This is good social policy and good economic policy, and it is good feminist policy.

But there still aren’t enough child care spaces. We need to build more spaces to give every child the best start in life, help every family save thousands of dollars on child care, and ensure the next generation of parents don’t have to choose between having a family or a career. That is why the federal government is helping build more child care spaces.

To launch a $1 billion Child Care Expansion Loan Program, Budget 2024 proposes to provide $179.4 million over five years, starting in 2024-25, with $5.7 million in future years, to the Canada Mortgage and Housing Corporation.

The Child Care Expansion Loan Program will offer $1 billion in low-cost loans and $60 million in non-repayable contributions to public and not-for-profit child care providers to build more child care spaces and renovate their existing child care centres.

-

The Canada Mortgage and Housing Corporation’s expertise in financing capital projects will result in a fast roll-out of the program, and enable synergies between child care infrastructure and housing development.

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Budget 2024 also proposes to reallocate up to $41.5 million over four years, starting in 2025-26, and up to $15 million ongoing from within Employment and Social Development Canada to establish a new capacity building program to help providers apply for funding through the Child Care Expansion Loan Program, and to support Early Learning and Child Care research initiatives.

Budget 2024 also proposes investments to improve child care services for Canadian Armed Forces personnel and their families. See Chapter 7 for additional details.

These investments are not just about ensuring we have the spaces needed. They are also about ensuring that these spaces meet the diverse needs of Canadian families. The new child care spaces created through the Child Care Expansion Loan Program will increase access to affordable child care across Canada, saving more families thousands, per child, every year.

Helping Early Childhood Educators

Early childhood educators are critical to the success of the early learning and child care system. They help our children learn and grow. That’s why the federal government has made fair wages for these educators a cornerstone of its plan; and why it is pushing provinces and territories to raise their wages.

Every community needs more educators, and the government is working to put the right incentives in place to make sure that happens. To increase access to early learning and child care in rural and remote communities, and increase training for early childhood educators nation-wide:

Budget 2024 announces the government’s intent to introduce legislative amendments to the Canada Student Financial Assistance Act and the Canada Student Loans Act to expand the reach of the Canada Student Loan Forgiveness Program to early childhood educators who work in rural and remote communities. The cost of this measures is estimated to be $48 million over four years, starting in 2025-26, and $15.8 million ongoing.

-

Student loan forgiveness will increase the longer an early childhood educator stays in the profession in a rural or remote area. This builds on enhanced student loan forgiveness provided to attract more doctors and nurses to rural and remote communities.

-	On an ongoing basis, this is expected to benefit over 3,000 early childhood educators per year who work in rural and remote communities.

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Budget 2024 proposes to provide $10 million over two years, starting in 2024-25, to Employment and Social Development Canada’s Sectoral Workforce Solutions Program to increase training for early childhood educators.

The federal government is calling on provinces and territories to do the same, and to ensure that the early childhood educators who instruct and care for our country’s youngest are fairly compensated for the important work they do. This should include the creation of robust pension regimes. For a clear example of leadership, Nova Scotia recently announced a defined benefit level pension benefits for early childhood educators. Prince Edward Island also announced in the last year its defined contribution pension regime.

The federal government is pushing provinces and territories to take the bold action needed to support early childhood educators by developing workforce strategies that best support the recruitment, retention, and recognition of these essential workers. In addition, the government is extending student loan forgiveness to workers across health care and social services who work in rural and remote communities, as detailed later in this chapter.

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On Track Towards Canada-wide $10-a-day Child Care

Since its launch in Budget 2021, the federal government’s Canada-wide system of affordable early learning and child care has delivered real results for middle class families and hit key milestones:

✓  As of April 1, 2024, eight provinces and territories are providing regulated child care for an average of $10-a-day or less, significantly ahead of schedule, and all other provinces have already reduced fees by 50 per cent.

✓  In Quebec, which has been a leader in affordable child care since 1997, federal investments are creating more than 30,000 new spaces.

✓  Alongside provinces and territories, we have announced over 100,000 new spaces, well on our way to reaching our goal of creating 250,000 new spaces by March 2026.

✓  Indigenous Early Learning and Child Care is already reaching 35,000 children in 463 child care sites in First Nations and Inuit communities, 341 Aboriginal Head Start on Reserve programs, and 134 Aboriginal Head Start in Urban and Northern Communities programs.

✓  This progress has been made possible by the federal government’s generational investments: In Budgets 2016 and 2017, the federal government invested $7.5 billion over 11 years, starting in 2017–18, to begin work on establishing an early learning and child care system to support and create more high-quality, affordable child care spaces across the country, including for Indigenous children living on and off reserve. This funding was made permanent through the 2020 Fall Economic Statement.

✓  In Budget 2021, the federal government made an historic and transformative investment in early learning and child care and in Indigenous early learning and child care of $30 billion over five years, and $8.3 billion ongoing.

✓  In Budget 2022, the federal government provided an additional $625 million over four years to Employment and Social Development Canada for provinces and territories for an Early Learning and Child Care Infrastructure Fund.

In total, since 2021, the federal government has committed more than $34.2 billion over five years starting in 2021-22, and $9.2 billion ongoing for affordable child care. Now it’s time for provinces and territories to deliver on their end of the deal.

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Table 2.3

Saving Families up to $14,000 on Child Care Every Year

Province / Territory	Progress Towards $10-a-day	Estimated Federal Funding, 2021-22 to 2025-26[1]	Number of New Spaces to be Created by March 31, 2026[2]	Estimated Annual Savings per Child in 2024 (Gross)[3]
ON	50 per cent on average reduction as of December 2022	$10.23 billion	76,700 (86,000 by December 2026)	up to $8,500
QC4	$9.10 per day as of January 1, 20245	$5.96 billion	30,000	Close to 20,500 additional subsidized spaces already created since the launch of the “Grand chantier pour les familles” in October 2021.
NS	50 per cent on average reduction as of December 2022	$605 million	9,500	up to $6,000
NB	50 per cent on average reduction as of June 2022	$492 million	3,400	up to $3,600
MB	$10-a-day effective April 2, 2023	$1.20 billion	23,000	up to $2,610
BC	50 per cent on average reduction as of December 2022	$3.21 billion	30,000 (40,000 by March 31, 2028)	up to $6,600
PEI	$10-a-day as of January 1, 2024	$118 million	452	up to $4,170
SK	$10-a-day effective April 1, 2023	$1.10 billion	28,000	up to $6,900
AB	$15-a-day as of January 2024	$3.80 billion	68,700	up to $13,700
NL	$10-a-day as of January 1, 2023	$306 million	5,895	up to $6,300
NWT	$10-a-day as of April 2024	$51 million	300	up to $9,120
YT	Yukon committed to a $10-a-day average fee prior to Budget 2021	$42 million	110	up to $7,300
NU	$10-a-day as of December 2022	$66 million	238	up to $14,300

1 Initial estimated funding amounts when the bilateral Canada-wide Early Learning and Child Care Agreements were signed. Actual funding amounts are subject to annual adjustments based on provincial/territorial shares of Canada’s 0-12 year-old population.

2 Space creation commitments from the bilateral Canada-wide Early Leaning and Child Care Agreements as originally signed with provinces and territories.

3 Estimated savings for ON, NS, NB, BC, PEI, SK, AB, NL, and NWT are provincial and territorial estimates. Remaining savings calculations (MB, YK, and NU) are Employment and Social Development Canada estimates and are illustrative only. All estimates are relative to 2019 levels unless updated data is provided by provinces and territories. All estimates are based on out-of-pocket parent fees excluding amounts that would be recovered through provincial/territorial tax credits or the federal child care expense deduction at tax time, or changes to provincial/territorial or federal benefits as a result of lower child care expenses. Actual savings for families will vary based on factors such as actual fees paid prior to reductions. Provincial and territorial methodologies and data for calculating estimated savings may vary.

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4 The Government of Canada has entered into an asymmetrical agreement with the province of Quebec that will allow for further improvements to its early learning and child care system, where parents with a subsidized, reduced contribution space already pay a single fee of less than $10-a-day.

5 This amount is indexed and may increase with inflation or the growth rate of the cost of subsidized spaces. Parents of children in non-subsidized spaces are entitled to a refundable tax credit for child care expenses covering between 67-78 per cent of all expenses paid, depending on family income, with a maximum eligible expense of $43 per day in 2023.

Making it Easier to Save for Your Child’s Education

Helping your child pursue post-secondary education is one of the best investments you can make. But saving enough isn’t easy. To help low-income families afford this, the government created the Canada Learning Bond in 2004. The Canada Learning Bond provides up to $2,000—without any family contribution necessary.

The only requirement is that you enroll your child. However, many families are simply not aware that their child is entitled to these benefits, and for those who do know, the onus of enrollment can be challenging while raising a family. We don’t think it is fair that families and children are missing out on this support that they are entitled to. Every child should have all the help they can get to pursue a post-secondary education.

Budget 2024 announces the government’s intention to amend the Canada Education Savings Act to introduce automatic enrolment in the Canada Learning Bond for eligible children who do not have a Registered Education Savings Plan opened for them by the time the child turns four.

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Starting in 2028-29, all eligible children born in 2024 or later would have a Registered Education Savings Plan automatically opened for them and the eligible Canada Learning Bond payments would be auto-deposited in these accounts.

-

To ensure that all children can benefit from this simplified process, starting in 2028-29, caregivers of eligible children born before 2024 would also be able to request that Employment and Social Development Canada open a Registered Education Savings Plan for their child and auto-deposit the eligible Canada Learning Bond payments.

-	This will ensure that 130,000 additional children receive the Canada Learning Bond each year through automatic enrolment.

Budget 2024 also announces the government’s intention to introduce changes to the Canada Education Savings Act to extend the age from 20 to 30 years to retroactively claim the Canada Learning Bond. This would provide those who start their post-secondary education later to benefit from the government’s contribution to their education savings.

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These measures are expected to cost $161.9 million over five years, starting in 2024-25, with $148.8 million ongoing.

Table 2.4

Adjusted family income and eligibility for the Canada Learning Bond

Number of children	Adjusted income level

One to three children	Less than or equal to $53,359

Four children	Less than $60,205

Five children	Less than $67,079

Note: Income eligibility threshold for July 1, 2023 to June 30, 2024.

The government’s recent efforts to expand automatic tax-filing initiatives will help ensure that more low-income Canadians are able to receive the benefits to which they are entitled, including the Canada Learning Bond. See Chapter 8 for additional details.

$2,000 for Low-Income Families to Grow Their Child’s RESP

Eli is born on February 25, 2024, and his parents only make $50,000 a year. Eli’s parents receive a letter from Employment and Social Development Canada (ESDC) informing them of the Canada Learning Bond and encouraging them to open a Registered Education Savings Plan (RESP) to receive the benefit and kick-start savings for Eli’s post-secondary education. As of February 25, 2028, Eli’s parents have not opened a RESP for Eli.

With the new automatic enrollment, ESDC would automatically open a RESP for Eli when he turns four, and deposit up to $800 in Canada Learning Bond payments. This payment would be $500 for the first year of eligibility and $100 for the next three years. Each year, his account continues to grow by $100. Eli’s parents could take over Eli’s RESP any time, contribute their own savings, and receive additional Canada Education Savings Grants.

Even if Eli’s parents do not take over the account or contribute their own savings, by 16, Eli could have up to $2,000 available from federal contributions alone, plus interest earned. At 18, Eli could take over his RESP account and use it to pay for tuition, rent, or transportation, reducing his need for Canada Student Loans.

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After-School Learning

After-school learning and supports, such as mentorship and academic assistance, play an important role in helping students succeed in their academic pursuits, especially for at-risk students. These supports help young people do their best in school, and sets them up for success in post-secondary, priming them for success in whatever career they may choose.

To help all Canadian students reach their full potential, the government is enhancing financial support for after-school learning, so all young Canadians have a fair chance at success, regardless of their background.

Budget 2024 proposes to provide $67.5 million over three years, to Employment and Social Development Canada, as follows:

-	$9.5 million to Pathways to Education Canada in 2024-25 to support youth in low-income communities helping them graduate from high school and build a successful future.

-	$8 million to Indspire in 2024-25 to continue investing in the education of First Nations, Inuit and Métis people for the long term benefit of their families and communities.

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$50 million over two years, starting in 2025-26, for the Supports for Student Learning Program to make sure students have the supports they need in their education to help guide them towards their future success.

Coding Skills for Kids

To succeed in the increasingly digital global economy, kids need digital skills. Learning to code from a young age can set kids up for success, particularly as jobs in technology are set to grow exponentially over the coming years and decades. This gives them a fair chance in the economy of the future.

CanCode is a federal program that, since its launch, has helped over 4.5 million students—from kindergarten through grade 12—to develop coding and digital skills, priming kids for success in science, technology, engineering, and mathematics. CanCode’s programming has equipped over 200,000 teachers with the tools they need to help their students learn to code.

Budget 2024 proposes to provide $39.2 million over two years, starting in 2024-25, to Innovation, Science and Economic Development Canada to advance the next phase of CanCode.

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2.3 A Fair Chance for Millennials and Gen Z

For too many younger Canadians, particularly Millennials and Gen Z, it feels like their hard work isn’t paying off. They’re not getting the same deal their parents and grandparents did. They don’t feel like they’re getting the same fair chance at success.

None of this is their fault. Institutions built by previous generations haven’t kept up to changing times.

We must restore a fair chance for Millennials and Gen Z. If you stay in school and study hard, you should be able to afford college, university, or an apprenticeship, graduate into a good job, put a roof over your head, and build a good middle class life.

We’ve made progress for younger Canadians. We’re investing in skills and training and work experience opportunities. Student and apprentice loans are now permanently interest free. And, you don’t have to start making full payments on those loans until earning a middle class income.

But not every younger Canadian has the money they need to go to school, so we’re increasing student grants and loans, and now providing more rent support, too. When you graduate, you deserve a pathway to a good job.

In Budget 2024, the government is helping to restore generational fairness for Millennials and Gen Z by unlocking access to post-secondary, including for the most vulnerable students and youth; and creating new opportunities for younger Canadians to get the skills they need to get good jobs.

Key Ongoing Actions

✓

Reducing the burden of student debt by eliminating interest on Canada Student Loans and Canada Apprentice Loans, saving student loan borrowers an average of $610 every year on interest payments, and ensuring they do not need to make payments on their loans until they earn at least $42,720 per year.

✓	Increasing, in 2016, Canada Student Grants from $2,000 to $3,000 per year for students from low-income households, to help cover the cost of education without increasing student debt loads.

✓	Further increasing, in Budget 2023, Canada Student Grants from $3,000 to $4,200, for one year.

✓	Enhancing student loan forgiveness to up to $60,000 for doctors and up to $30,000 for nurses who choose to work in rural and remote communities.

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✓	Introducing a flat-rate student contribution for financial assistance, allowing students to work and gain valuable labour market experience without worrying about a reduction in their federal support.

✓

The Youth Employment and Skills Strategy’s programs (Canada Summer Jobs and the Youth Employment and Skills Strategy Program), which in 2022-23, served a total of 141,262 youth and provided them with supports such as skills development, training, and work experiences.

✓	The Student Work Placement Program, which in 2022-23, created 51,711 work-integrated placement opportunities (co-ops, internships) for post-secondary students related to their field of study.

Increasing Student Grants and Loans

Since 2016, the federal government has supported 638,000 post-secondary students per year, on average, with $38.4 billion in up-front grants and interest-free loans—enabling young Canadians to pursue their education, regardless of their background. To ensure this support keeps up with the cost of an education, the government permanently increased Canada Student Grants by 50 per cent to $3,000 dollars. In 2020, when students faced challenges finding work and affording school, the government temporarily doubled Canada Student Grants to provide $6,000 each year for three school years.

Even with increases in financial supports for students, and the permanent elimination of interest on student loans, many students still need more support to cover rising costs. Some provinces—British Columbia, Manitoba, Nova Scotia, New Brunswick, Prince Edward Island, and Newfoundland and Labrador—are aligned with the federal government in making their student loans interest free. The federal government is calling on the provinces and territories that still charge interest on student loans—Alberta, Saskatchewan, Ontario, Quebec, Nunavut, and the Northwest Territories—to make their student loans interest-free.

Budget 2024 announces the government’s intention to extend for an additional year the increase in full-time Canada Student Grants from $3,000 to $4,200 per year, and interest-free Canada Student Loans from $210 to $300 per week. Increased students grants and loans will be available for the 2024-2025 school year, at an estimated total cost of $1.1 billion in 2024-25. With this change, Canada Student Grants will have doubled in size since 2014.

-	Grants for part-time students, students with disabilities, and students with dependants will also be increased proportionately.
-	Increased grants will support 587,000 students and increased interest-free loans will support 652,000 students, with a combined $7.3 billion for the upcoming academic year.

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Table 2.5

Doubling Canada Student Grants for Full-Time Students, 2014-2024

	Maximum Amount in 2014	Maximum Amount in 2019	Maximum Amount in 2024

Full-Time Students	$2,000	$3,000	$4,200
Part-Time Students	$1,200	$1,800	$2,520
Students with Dependants (Full-Time)	$1,600 (per dependant)	$1,600 (per dependant)	$2,240 (per dependant)
Students with Dependants (Part-Time)	$1,920	$1,920	$2,688
Students with Disabilities	$2,000	$2,000	$2,800

The federal government is also calling on provinces and territories to make education more affordable through robust investments in student financial assistance and post-secondary institutions.

Quebec, the Northwest Territories, and Nunavut, which do not participate in the federal program, can receive funding to provide their own comparable support.

More Rural Health and Social Services Workers

The Canadians who work in health care and social services are indispensable for building healthier, more resilient communities and ensuring that individuals have access to the care and support they need to thrive, whether that is dental care, mental health care, or more.

Many rural and remote communities are struggling to find workers in the health and social services sector. Addressing these workforce challenges in rural and remote communities is critical so that all Canadians can benefit from greater access to the full suite of health and social services they need.

As Canada grows, and our population ages, ensuring a healthy population means ensuring there are enough health care professionals in all parts of our vast country. One way to do this is to encourage younger generations to relocate to rural and remote communities, where homes are often cheaper than our biggest cities, and where professionals in health care and social services are needed. The government already encourages doctors and nurses to move to rural and remote communities by offering student loan forgiveness. It is only fair that other health professionals who spent a similar number of years studying hard are afforded that same opportunity.

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Budget 2024 announces the government’s intent to introduce amendments to the Canada Student Financial Assistance Act and the Canada Student Loans Act to permanently expand the reach of the Canada Student Loan Forgiveness Program to more health care and social services professionals working in rural and remote communities:

-	Dentists;

-	Dental hygienists;

-	Pharmacists;

-	Midwives;

-	Teachers;

-	Social workers;

-	Personal support workers;

-	Physiotherapists; and,

-	Psychologists.

The cost of this measure is estimated to be $253.8 million over four years, starting in 2025-26, and $84.3 million ongoing.

This is in addition to new student loan forgiveness for rural and remote early childhood educators, and recently expanded student loan forgiveness for doctors and nurses in rural and remote communities.

Fair Access to Student Aid

The federal government will also be bringing forward changes to the designated educational institutions at which students can enrol in order to be eligible for Canada Student Financial Assistance.

To ensure students have access to the best education outcomes, and with a view to limiting the financial risk to the Crown, Budget 2024 announces the government will review the designated educational institution status of private learning institutions for the purposes of the Canada Student Financial Assistance Program. Further details on this review will be announced in the 2024 Fall Economic Statement.

To ensure federal funding does not flow to institutions that are subject to international sanctions, Budget 2024 also announces the government’s intention to ensure that, beginning on August 1, 2024, Canadian citizens and permanent residents will be ineligible to receive Canada Student Financial Assistance while studying at Russian post-secondary institutions. This step emphasizes the importance of international law and reaffirms Canada’s unwavering stance against Russia’s full-scale invasion of Ukraine.

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More Rent Support for Students

Students should not have to choose between focusing on school and affording rent and groceries each month. Although federal student grants and loans are intended to help cover the cost of shelter, the formula used to estimate students’ housing costs has not been updated since 1998.

To reflect the true rental housing costs faced by most post-secondary students, Budget 2024 proposes to modernize the shelter allowances used by the Canada Student Financial Assistance Program when determining financial need, at an estimated cost of $154.6 million over five years, starting in 2024-25, and $32.3 million per year ongoing.

-	This new approach will provide additional student aid to approximately 79,000 students each year.

As detailed in Chapter 1, the government is also incentivizing post-secondary institutions to build more student housing, and providing the low-cost financing needed, so more students can find an affordable place to call home.

Helping People Return to School

Currently, adults hoping to return to post-secondary school face barriers if they have a low credit score. For example, a mature student who has a poor credit history because of common life circumstances, such as unplanned major health expenses, or the costs of raising children, faces a cumbersome review process before they can receive federal student aid.

Whether enrolling to pursue their dreams or to find a better-paying job, credit screening can be an unfair barrier, especially when they have a low-income. For Canada to succeed, everyone should be able to reach their full potential.

To reduce barriers for adults returning to school, Budget 2024 proposes to permanently eliminate the credit screening requirement for mature students applying for Canada Student Grants and Loans for the first time. This measure is estimated to cost $18.9 million over five years, starting in 2024-25, with $4 million per year ongoing.

This will allow up to an additional 1,000 students per year to benefit from federal student aid.

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Helping Students Gain Work Experience

Work-integrated learning opportunities, such as co-ops and internships, are a proven way for post-secondary students to gain valuable skills and get a foot in the door of their future career. For businesses, the government’s work-integrated learning programs help them identify and recruit skilled and trained individuals, addressing a significant challenge for employers: finding the right talent.

That’s why the government supports practical, hands-on learning and connections with employers through the Student Work Placement Program. The program has already created over 192,000 work opportunities for post-secondary students since 2017-18. These work experience opportunities help young Canadians gain the skills, education, and real-life experience necessary to get good-paying jobs in important and growing fields.

To create more work-integrated learning opportunities for post-secondary students, Budget 2024 proposes to provide $207.6 million in 2025-26, to Employment and Social Development Canada for the Student Work Placement Program.

Connecting Students to Meaningful Work Experience

Erin is a full-time, third year Canadian student at the University of Waterloo studying environmental engineering. She is keen to apply what she is learning to the real-world problems faced by Canadian engineering firms. Hadeel is the manager of a local, small-scale engineering firm. With an anticipated increase in business activity, she is looking to hire a student to support the business over the summer.

Through the Student Work Placement Program, Hadeel applies for a wage subsidy through a competitive process where she can be provided with up to $7,000 to hire a co-op student from an underrepresented group (e.g., women in Science, Technology, Engineering and Mathematics). The Student Work Placement Program also connects Hadeel with the University of Waterloo to help find a candidate for the position.

Through her university, Erin is connected with Hadeel to set up an interview. Erin is hired for the summer break to design sustainable and clean wastewater management systems for a new environmentally sustainable residential development. This provides Erin with the opportunity to apply her theoretical skills at work, where she learns from professional engineers how to build infrastructure for growing communities.

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Jobs and Skills Training for Gen Z

Canada’s success depends on the success of its youngest generations. Gen Z are a diverse group, from those who are starting to think about their future career years from now, to those just starting their first full-time job. They have a lifetime of opportunity ahead—and we are empowering them to aim high.

Lifting up Gen Z by ensuring they have good opportunities to launch their career will be critical to Canada’s economic growth potential in the years to come. As baby boomers are increasingly reaching retirement age, our younger workforce must be equipped with opportunities to build their skills and gain meaningful work experience. Gen Z needs the confidence of knowing they will find a good job that will help them get ahead.

To help younger Canadians pursue and achieve their dreams, the government is investing to create more youth job opportunities and ensure hard work pays off for the next generation.

To create 90,000 youth job placements and employment support opportunities, Budget 2024 proposes to provide $351.2 million in 2025-26, for the Youth Employment and Skills Strategy. These investments in youth job opportunities include:

-	$200.5 million in 2025-26, for Canada Summer Jobs to provide well-paying summer job opportunities, including in sectors facing critical labour shortages, such as housing construction; and,

-	$150.7 million in 2025-26, for the Youth Employment and Skills Strategy Program to provide job placements and employment supports to youth.

Young Canadians are eager to be part of the fight against climate change and to protect our natural environment. The government intends to launch consultations on the development of a Youth Climate Corps program that will equip young people with jobs that work to address climate change.

Launching a New Youth Mental Health Fund

Young Canadians are facing high levels of stress and mental health challenges, including depression and anxiety. Many of them are still in school or just starting their careers and are struggling with the costs of private mental health care. The rising cost of living has further exacerbated this issue. Our government remains committed to ensuring that future generations have the access they need for mental health supports so that they can have a health start to adulthood.

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Budget 2024 proposes to provide $500 million over five years, starting in 2024-25, for the creation of a new Youth Mental Health Fund which will help younger Canadians access the mental health care they need.

The new Youth Mental Health Fund will help community health organizations provide more care for younger Canadians, and better equip these organizations to refer youth to other mental health services within their networks and partnerships.

It is critical that youth have what they need to build a happy, healthy start in their adulthood. Mental health care is an essential part of ensuring every young Canadian can reach their full potential, and that helps Canada’s economy reach its full potential, too.

2.4 A Stronger, More Secure Retirement

After a lifetime of working hard—Canadians deserve to know they have a secure and comfortable income in retirement.

Canada’s social safety net delivers the promise of a safe and secure retirement for everyone. The government’s largest program, Old Age Security, is projected to deliver $80.6 billion to more than seven million seniors this year—significantly reducing seniors’ poverty. The Canada Pension Plan is a bedrock of a secure retirement, providing an average of $8,400 every year to nearly 6 million retirees.

The golden years are meant to be spent enjoying the fruits of a lifetime of hard work. That’s why, in 2016, the government reversed the previous government’s decision to delay OAS and Guaranteed Income Supplement (GIS) benefits to seniors from age 65 to 67.

Since 2015, the government has increased the pensions and benefits seniors receive. Doing so has helped to reduce seniors’ poverty, with about 11,000 seniors that have been lifted out of poverty since 2015, and the proportion of seniors living in poverty decreased from 7.1 per cent in 2015, to 5.6 per cent in 2021.

The government’s unprecedented support for seniors means that, of all age cohorts, seniors are the least likely to live in poverty today. But it wasn’t always this way. In 1976, seniors had the highest poverty rate of any age cohort at that time. To uphold this progress, we are protecting seniors’ benefits and strengthening their pensions.

To ensure seniors have access to the care they deserve, the government also will introduce a Safe Long Term Care Act to ensure that seniors have the care they deserve, no matter where they live.

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Key Ongoing Actions

✓	Maintaining the eligibility age for OAS and GIS benefits at age 65, by reversing the previous government’s planned increase to age 67.

✓	Increasing the maximum GIS benefit for single seniors by ten per cent, which provided up to an additional almost $1,150 in 2023, indexed to inflation every quarter.

✓

Enhancing the GIS earnings exemption to provide a full or partial exemption on up to $15,000 of annual employment and self-employment income for each GIS or Allowance recipient as well as their spouse.

✓	Increasing OAS payments for seniors who are aged 75 and older by ten per cent, which is providing over $800 in new support to full pensioners every year.

A Stronger Canada Pension Plan

For the middle class, and those working hard to join it, Canada’s public pensions—including the Canada Pension Plan and the Quebec Pension Plan—provide confidence that they will be able to retire in dignity. Moreover, these benefits are adjusted to keep up with inflation, which helps maintain purchasing power for the nearly 6 million seniors who currently receive CPP retirement benefits. The Canada Pension Plan is a bedrock of a secure retirement, providing an average of more than $8,400 every year to nearly 6 million retirees.

CPP Enhancements will Increase Pension Benefits by up to 50 per cent

Hannah has just become a certified senior welder in Edmonton. She has started her career with an annual salary of $78,000. With the strengthening of the Canada Pension Plan, Hannah can now look forward to a more financially secure and improved quality of life in retirement. Without the Canada Pension Plan Enhancement, Hannah’s retirement benefit after 40 years of constant earnings would have been around $16,000 in 2024 dollars.

With the Canada Pension Plan enhancement, Hannah’s retirement benefit would increase to over $24,500 in 2024 dollars. In other words, the Canada Pension Plan Enhancement would raise Hannah’s retirement benefit by around 50 per cent.

Further, in June 2016, the government reached an historic agreement with provinces to enhance the CPP that will raise the maximum CPP retirement benefit by up to 50 per cent over time. In 2019, the CPP enhancement started being phased-in, ensuring Canadian workers have a strong and secure retirement, today and tomorrow.

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The federal government and provincial partners regularly review the Canada Pension Plan to ensure it continues to meet the needs of Canadians. As part of the 2022-24 Triennial Review of the Canada Pension Plan:

Budget 2024 announces that the federal government, in coordination with provincial partners, proposes to make technical amendments to the CPP legislation. These amendments would:

-	provide a top-up to the Death Benefit for certain contributors;

-	introduce a partial children’s benefit for part-time students;

-	extend eligibility for the disabled contributors children’s benefit when a parent reaches age 65; and,

-	end eligibility for a survivor pension to people who are legally separated after a division of pensionable earnings.

Bigger Benefits for Seniors

Underpinning the security of every Canadian’s retirement is the Old Age Security program, which includes the OAS pension, the GIS, and the Allowances. As the federal government’s largest program, it is forecast to provide $80.6 billion to more than seven million seniors in 2024-25.

To ensure seniors have the support they need through retirement, in July 2022, the government increased the OAS pension by ten per cent for seniors age 75 and older, delivering on average an extra $1,173 to eligible seniors between July 2022 and December 2023. In total, the ten per cent increase has provided $3.7 billion to an average of 3.2 million seniors across the country from July 2022 to December 2023.

Lifting Up Every Generation 129

Because of the federal government’s investments to strengthen seniors’ benefits, the indexation of benefits to inflation, and the growing senior population, OAS annual program expenditures are projected to grow by close to 24 per cent to almost $100 billion by 2028-29—representing 18 per cent of federal program spending that year—and almost threefold from 2024-25 levels by 2055-56, to about $234 billion.

Up to $1,985 More in OAS and GIS Benefits for a Single Senior

Donna is 77 years old, with more than 40 years of residency in Canada, and a maximum GIS entitlement for a single senior because she has no other income besides her OAS and GIS benefits.

Without the government’s enhancements to OAS for those 75 and older and GIS for single seniors, Donna would have received almost $8,355 in OAS benefits and almost $11,329 in GIS benefits in 2023, for a total of just over

$19,683.

Now, thanks to these changes, in 2023, Donna received almost $9,190 in OAS benefits, the maximum pension for those age 75 and older, and almost $12,479 in GIS benefits – an additional $1,985 - for a total of almost $21,669.

Up to $1,670 More in OAS and GIS Benefits for a Senior Couple

Bob, 79 years old, and Violet, 77 years old, are married. Both have lived in Canada more than 40 years and receive the maximum GIS entitlement applicable to those whose spouse or common-law partner receives the full OAS pension, because they have no other income besides their OAS and GIS benefits.

Without the government’s enhancement to OAS for those age 75 and older, Bob and Violet would each have received almost $8,355 in OAS benefits and each just over $7,511 in GIS benefits in 2023, for a total of almost $31,732.

Because of our enhancements, in 2023, Bob and Violet each received almost $9,190 in OAS benefits, the maximum pension for those 75 and older, and each just over $7,511 in GIS benefits. Combined, Bob and Violet now benefit from an extra $1,670, for a total of about $33,402.

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Strengthening Long-Term Care

Long-term care residents deserve to live in dignity and comfort. Gaps in the quality of care seniors receive in long-term care homes must be addressed to ensure everyone can age with dignity.

Since 2017, the federal government has invested $11.8 billion in long-term home and community care. More action is needed to keep seniors safe. The federal government is taking this action because our seniors, and those who care for them, deserve better.

Budget 2024 announces the government will introduce a Safe Long Term Care Act to support new national long-term care standards to help ensure safe, reliable, and high-quality care, and improve infection prevention and control practices.

The federal government recognizes that provinces and territories are primarily responsible for managing the delivery and operation of long-term care facilities, including how and whether they adopt the standards. By introducing a Safe Long-Term Care Act, the federal government will encourage provinces and territories to adopt the best practices in the long-term care facilities under their management.

Lifting Up Every Generation 131

Aging With Dignity Agreements with Provinces and Territories

The Aging with Dignity agreements will provide $5.4 billion to improve access to home care, community care or care in a safe long-term care facility for seniors today and tomorrow. So far, nine provinces and territories have announced agreements with the federal government. It is anticipated that agreements with the remaining provinces will be announced shortly.

British Columbia

$733 million over five years announced on February 12, 2024

-  Expand home and community care services to better meet the needs of seniors and help reduce pressures on hospitals and emergency departments; and,

-  Strengthen the appropriateness, safety, and quality of long-term care by enabling consistent, appropriate standards of care and oversight of long- term care services.

Northwest Territories

$12 million over five years announced on February 13, 2024

-  Annual visits and compliance audits of cleaning practices in the nine government funded long-term care facilities in the Northwest Territories; and,

-  Increase the nurse staffing ratio to respond to the growing complexity of LTC residents.

Manitoba

$199 million over five years announced on February 15, 2024

-  Increase safety and standards and hire more long-term care workers to ensure clean, quality, and personalized care; and,

-  Create a Seniors Advocate to act as an independent, strong voice for seniors and their families.

Nunavut

$12 million over five years announced on March 5, 2024

-  Fund home and community care program reviews, expansions, and services; and,

-  Strengthen workforce stability, for example, by collaborating with Nunavut Arctic College to continue developing a tailored Personal Support Worker program.

Yukon

$12 million over five years announced on March 12, 2024

-  Continue to provide support for Yukon’s Home First and Complex Client Supports programs, which provide community-based services; and,

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Aging With Dignity Agreements with Provinces and Territories

-  Expand rural community home care to the entire territory by promoting in-home respite and provide access to new satellite phones in areas without cell service.

Saskatchewan

$169 million over five years announced on March 18, 2024

-  Enhance home and community care services through expanding Community Health Centres, outreach services and advancing the Patient Medical Home Model pilot; and,

-  Improve palliative care by supporting training for health workers in end-of-life care.

New Brunswick

$117 million over five years announced on March 26, 2024

-  Improve home and community care systems, including palliative care, to help seniors get the care they need in their communities;

-  Strengthen the long-term care workforce by recruiting and training more workers to reduce wait times, improve service delivery, and improve dementia care; and,

-  Increase the quality and safety of long-term care by upgrading facilities.

Prince Edward Island

$29 million over five years announced on March 26, 2024

-  Hire additional health providers, like occupational, physical, and recreational therapists to provide services in private long-term care homes to improve the wellness and quality-of-life of residents; and,

-  Increase the number of palliative home care coordinators working within PEI’s home care program to improve access to palliative care services in the community, reduce hospitalizations, and enhance end-of-life care for clients and their families.

Quebec

$1.2 billion over five years announced on March 27, 2024

-  Improve access to home and community care, by increasing support to community groups and the social economy, and increasing service hours for long-term, short-term, and palliative home care; and,

-  Improving safety and quality of life for long-term care residents, by expanding the number of seniors’ homes and alternative housing, and offering free access to shingles vaccination.

Lifting Up Every Generation 133

Chapter 2

Lifting Up Every Generation

millions of dollars
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total
2.1. Taking Care of Every Generation	0	104	1,003	1,574	1,777	1,973	6,431
Foreign Health Care Credential Recognition	0	0	24	32	14	8	77
Launching a National Pharmacare Plan	0	59	121	358	477	477	1,493
Launching the Canada Disability Benefit	0	43	854	1,184	1,285	1,487	4,853
Expanding the Disability Supports Deduction	0	1	1	1	1	1	5
Ensuring Access to Essential Drugs and Medical Devices	0	1	2	0	0	0	3
2.2. The Best Start for Every Child	0	123	304	303	304	472	1,506
A National School Food Program	0	79	201	218	241	261	1,000
More Affordable Child Care	0	6	45	55	55	60	221
Less: Funds Sourced from Existing Departmental Resources	0	0	-5	-11	-11	-15	-41
Helping Early Childhood Educators	0	5	13	11	14	16	58
Making it Easier to Save for Your Child’s Education	0	1	2	5	4	150	162
After-School Learning	0	18	25	25	0	0	68
Coding Skills for Kids	0	15	24	0	0	0	39
2.3. A Fair Chance for Millennials and Gen Z	0	1,154	708	166	259	271	2,558
Increasing Student Grants and Loans	0	1,072	0	0	0	0	1,072
More Rural Health and Social Services Workers	0	0	40	56	73	84	254
More Rent Support for Students	0	29	30	31	32	32	155
Helping People Return to School	0	4	4	4	4	4	19
Helping Students Gain Work Experience	0	0	208	0	0	0	208
Jobs and Skills Training for Gen Z	0	0	351	0	0	0	351
Launching a New Youth Mental Health Fund	0	50	75	75	150	150	500

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	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total
Additional Investments – Lifting Up Every Generation	0	23	21	4	4	4	55
Vaccine Injury Support Program	0	19	17	0	0	0	36
Funding proposed for PHAC for the Vaccine Injury Support Program.
Travelling Public Program	0	5	5	5	5	5	23
Less: Costs to be Recovered	0	-1	-1	-1	-1	-1	-5
Funding proposed for PHAC for the Travelling Public Program to uphold sanitary standards on federally regulated passenger transportation.
Chapter 2 - Net Fiscal Impact	0	1,404	2,036	2,048	2,344	2,719	10,550

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

Lifting Up Every Generation 135

Chapter 3

Lowering Everyday Costs

The global rise in the cost of living has left people here in Canada struggling to keep up with the bills. While inflation has come down significantly, the government is taking action to lower everyday costs for Canadians and hold corporations to account.

Too many Canadians today are feeling like their hard work isn’t paying off; that they can’t get ahead. No matter how hard you save or how much more you work, your paycheques aren’t going as far as costs go up, and saving enough to go after your dreams seems out of reach. It doesn’t have to be this way.

Whether enabling young people to save more of their money for an education or first home, or helping families to make ends meet, the government is fighting to help Canadians keep more of their money.

To do this, the government is taking action to hold to account those who are charging Canadians unnecessarily high prices, whether it is grocers inflating their profit margins, corporations charging junk fees, or unnecessary banking fees. This budget will help ensure that corporations aren’t taking advantage of Canadians and will make sure the economy is fair, affordable, and set up to make it easier to get a good deal.

Budget 2024 builds on these efforts and gives people back control over their personal finances and banking choices, with action to cap banking fees and give Canadians better access to digital banking, lower-cost accounts, and stronger consumer protection.

3.1 Affordable Groceries

The government is taking action to lower the cost of groceries and make life more affordable.

The cost pressures Canadians are facing start with the price of food. No matter if your house is paid off or you’ve managed to hang on to an affordable apartment for years, everyone is paying more money for groceries. That’s why Budget 2024 launches a National School Food Program, which will help ensure more than 400,000 children have the nutritious meals they need to learn and grow, as announced in Chapter 2.

Budget 2024 also advances work to cut costs for farmers through greater interoperability of their equipment, regardless of the name brand.

Lowering Everyday Costs 137

Key Ongoing Actions

✓

Delivering the enhanced, quarterly Canada Workers Benefit payments four times a year to our lowest-paid—and often most essential—workers, with a family receiving up to $2,739 this year, plus an additional $821 for workers with disabilities.

✓

Making life more affordable and cutting pollution with the Canada Carbon Rebate, which ensures eight out of ten families in provinces where the federal fuel charge applies get more back than they pay, with lower-income families benefitting the most. This year, the Canada Carbon Rebate will return up to $2,160 to a family of four, as detailed in Chapter 5.

✓

Delivering the Goods and Services Tax (GST) Credit every three months to support lower- and modest-income Canadians with up to $496 this year for a single individual without children, and up to $992 for a family of four, and temporarily doubling the GST Credit for six months in fall 2022.

✓	Delivering the Grocery Rebate, which provided up to $467 for a family of four, to 11 million Canadians and families in July 2023.

✓

Tackling shrinkflation, to uphold the food sizes and qualities that Canadians expect. The Office of Consumer Affairs is leading this work and has launched research projects to investigate and reveal price inflation and harmful business practices that reduce the quantity and quality of groceries.

✓

Passing the Affordable Housing and Groceries Act, which included amendments to the Competition Act to enhance competition and help stabilize prices for Canadians, particularly in the grocery sector, by:

-	Giving more power to the Competition Bureau to crack down on unfair practices by large, dominant companies which drive up prices;

-	Removing the efficiencies defence, in order to end anti-competitive mergers that raise prices and limit choices for Canadians; and,

-

Empowering the Competition Bureau to block collaborations that stifle competition and consumer choice, including in situations where large grocers prevent smaller competitors from establishing operations nearby.

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Stabilizing the Cost of Groceries

The cost of food has gone up in recent years. Too many Canadians are struggling with the price of groceries. In a country as wealthy as Canada, no one should go hungry. That’s why the government has been taking action to stabilize the price of groceries, and delivering targeted support for those who need it most.

But a lack of competition in Canada’s grocery sector means Canadians are paying higher prices. That is why the government has been reforming competition law, to create a grocery market where grocers compete to attract customers by offering the best prices.

Prices have been driven up by global factors like Russia’s full-scale invasion of Ukraine, grain blockades, and climate impacts on agriculture. Canadian grocery companies are also making record profits. The government is fighting to stabilize the price of groceries for Canadians.

Since the pandemic, the profits of Canada’s three largest grocers have collectively increased by 46 per cent—a substantial increase. Canadians deserve fair prices. By strengthening competition, the government is combatting the oligopolies, including among major grocery chains.

Lowering Everyday Costs 139

A recent Competition Bureau study of the grocery sector found that profit margins have increased since 2017, and concluded there is room for more competition in the Canadian grocery sector. The government has already strengthened competition to make it easier for more grocers to set up shop and compete to bring down prices for Canadians, and will keep working to do this.

To support competitive prices for groceries and other essentials, and give Canadians more choices, the government is:

✓	Monitoring the grocers’ work to help stabilize prices, as well as investigating other price inflation practices in the grocery sector, through the Grocery Task Force.

✓	Maintaining the Food Price Data Hub to give Canadians detailed information on food prices that helps them make informed decisions about their grocery options.

✓

Tackling shrinkflation and dequalification, including through the Office of Consumer Affairs, which has launched research projects to investigate and reveal price inflation and harmful business practices that reduce the quantity and quality of groceries.

✓

Enhancing competition through the Affordable Housing and Groceries Act, which amended the Competition Act to enhance competition, including in the grocery sector, by giving more power to the Competition Bureau to crack down on unfair practices; removing the efficiencies defence; and empowering the Competition Bureau to block corporations from stifling competition.

The government will continue to fight for fair prices so every Canadian can afford to put good food on the table for themselves and their families.

Strengthening Local Food Security

Food insecurity is a persistent problem in Canada, with higher rates among Indigenous, racialized people, and persons with disabilities. Local food programs enable communities to grow, process, store, and distribute food to those in need within the community, improving the availability of and access to nutritious, local food and reducing the need to shop at major grocery chains.

People should be able to grow food in their communities. It helps them save money on groceries, and it helps them build stronger connections with their communities. For children, an understanding of where food comes from is best learned by growing it in their own neighbourhood. And studies have shown that access to healthy, locally-grown food increases health outcomes. Growing local is good economic policy, and it is good social policy.

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As part of the government’s work to end food insecurity, Budget 2024 proposes to provide $62.9 million over three years, starting in 2024-25, to renew and expand the Local Food Infrastructure Fund to support community organizations across Canada to invest in local food infrastructure, with priority to be given to Indigenous and Black communities, along with other equity-deserving groups. Part of the expansion will support community organizations to improve infrastructure for school food programs as a complement to the National School Food Program.

Lower Costs and Fairer Treatment for Farmers

Whether on the farm, on the jobsite, or in the backyard, Canadians deserve greater interoperability of the equipment they purchase—regardless of the brand. Farmers should be able to connect their John Deere Tractor or New Holland combine, to the specialized equipment they need from third parties, including short-line manufacturers, for various farming tasks. Farmers should be able to use the costly equipment they purchase however it is needed to run their farm.

When farmers have to purchase new, more expensive equipment to grow our food, it can drive up their costs, which get passed on at the checkout. Helping farmers keep costs low is a key component of ensuring the sustainability of our food supply chains. It also helps keep grocery prices in check.

To make it easier for farmers to use the tools and technology essential to running their farms, the government is supporting efforts to amend the Copyright Act to help achieve interoperability between devices and equipment.

To build on this important work to modernize legislation to reflect the realities of farming:

Budget 2024 announces the government will launch consultations this June on interoperability, so that farmers can use their equipment in the way that is best for their farm. This is part of broader work the government is undertaking to support the right to repair and interoperability.

Budget 2024 also announces the federal government is calling on provinces and territories to amend their contract laws to support interoperability, while commending the progress of Quebec on their work to support consumer protection, including for farmers.

Further details on the upcoming consultations will be announced shortly.

Lowering Everyday Costs 141

Interest Relief for Farmers

To ensure that Canadian farmers have access to the cash flow needed to continue producing food and supporting national food security, the government increased the $100,000 interest-free limit on loans temporarily under the Advance Payments Program to $250,000 in 2022 and to $350,000 in 2023. These changes have supported over 10,000 farmers with the increased costs for agricultural inputs, such as fertilizers and fuel, triggered by Russia’s illegal war against Ukraine, global supply chain disruptions, and rising interest rates.

Budget 2024 proposes to provide $64 million in 2024-25 to Agriculture and Agri-Food Canada to support a $250,000 interest-free limit on Advance Payments Program loans for the 2024 program year. The government will continue to review the Advance Payments Program to improve program delivery and reduce the administrative burden for producers.

Protecting Farmers from the Costs of Climate Change

Farmers have faced immense destruction in recent years. The intensifying effects of climate change are particularly wreaking havoc on farmers’ abilities to earn a stable income, and to contribute to our food security.

The Livestock Tax Deferral serves as crucial instrument for the government in mitigating the financial burden on farmers during natural disasters, such as drought or floods. This reliable, predictable support helps farmers build resilience as they face the increasingly severe effects of climate change.

The federal government is committed to working with industry partners, such as the Canadian Cattle Association, to explore avenues to ensure farmers get support quicker and more efficiently in times of need.

3.2 Fairer Prices, Fewer Fees

No one likes surprise fees. But it seems that every day, Canadians are paying extra fees over and above base prices, such as checked and carry-on baggage fees or international roaming charges. These extra fees are on top of what Canadians already paid for their airline ticket and monthly phone plan. Transparency on all fees up-front is essential so that businesses do not deceptively advertise lower prices than what Canadians will actually pay.

Junk fees are their own source of frustration. From high service fees or charges, to surprise event ticketing fees, to non-sufficient funds and transaction fees charged by banks, these costs add up. And, they disproportionately impact lower- and middle-income Canadians. The federal government is taking action to cut junk fees everywhere it can, and is launching a call to action to provinces and territories to reduce the junk fees under their jurisdiction.

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The government has made significant progress to crack down on junk fees and help middle class Canadians keep more of their money in their pockets, and will keep going further. The new Team Canada effort will ensure Canadians in every province and territory can save money by getting fairer prices and paying fewer fees.

Key Ongoing Actions

✓

Modernizing the Competition Act to further strengthen the law against hidden fees from drip pricing, ensuring they are not legal anywhere in Canada, and to allow for private parties to bring certain deceptive marketing cases directly to the Competition Tribunal.

✓	Investigating international mobile roaming charges through a Canadian Radio-television and Telecommunications Commission study, to ensure the cell phone fees Canadians pay are fair and affordable.

✓

Lowering telecom prices by issuing a new directive for the Canadian Radio-television and Telecommunications Commission to improve competition, make it easier to cancel services, and strengthen the protections Canadians have from unfair business practices, such as paying unlocking fees for their cell phone—now, all phones come unlocked.

✓	Leading a Canada-wide effort to crack down on junk fees, through the Office of Consumer Affairs, including through support towards consumer groups’ independent research and advocacy against junk fees.

Cracking Down on Junk Fees

To lower the cost of everyday goods and services for Canadians, from monthly bills to the costs of air travel, the government launched an effort to crack down on junk fees. The federal government is using all legislative and regulatory levers at its disposal to reduce the unnecessary fees Canadians pay, including through reforming competition law, directing federal agencies to strengthen protections for Canadians, and introducing new caps to reduce bank fees. The federal government is making significant progress to deliver on its commitments to crack down on junk fees:

1.

Amending the Competition Act to strengthen protections against hidden prices: Through Bill C-59, the government is further cracking down on drip pricing (when additional charges or fees affect consumers’ abilities to make informed decisions about prices) by strengthening prohibitions against the digital marketing of unattainable prices without the inclusion of mandatory fees. The proposed amendments will also enable Canadians to bring deceptive marketing claims directly to the Competition Tribunal.

Lowering Everyday Costs 143

2.

Directing the Canadian Radio-television and Telecommunications Commission (CRTC) to improve competition and support consumers: Last year, the government issued a new directive to put in place new rules and improve competition in the telecom sector to protect Canadians from unfair businesses practices and to lower prices. In the time since, the CRTC has already increased choice and affordability of high-speed internet services for more than five million Canadian families by requiring large telecom companies to provide competitors with access to their fibre optic networks.

3.

Introducing the Financial Consumer Protection Framework Regulations to help Canadians avoid fees: Since June 2022, updated regulations have helped Canadians avoid non-sufficient funds fees by requiring banks to send Canadians electronic alerts when their chequing or savings account, or credit card or line of credit balance falls below $100, and allow Canadians to set a different amount; and requiring advance notice before renewal of products or services to ensure you only pay for the services you need.

4.

Amending the Air Passenger Protection Regulations: To ensure that airlines seat all children under the age of 14 next to their accompanying adult at no extra cost, the government is developing regulatory amendments, which will be introduced this year. The government is also taking further action to strengthen transparency of optional fees charged by airlines, for everything from baggage to seat selection to in-flight meals.

In addition to delivering on previous commitments, the federal government is taking further action to help Canadians avoid junk fees wherever possible.

Cheaper Internet, Home Phone, and Cell Phone Plans

Canadians who want to switch to a cheaper internet or phone plan often encounter discouraging practices from telecom companies, such as cancellation fees which can prevent Canadians from saving money, or making them wait on the phone for hours to speak with customer service. Canadians can also face the end of promotional periods, and higher monthly bills without full awareness of their options.

Whether travelling abroad, changing your phone number, or being late on a payment, the extra fees charged by telecom companies add up, too. Canadians need to be aware of the potential junk fees they could face, and companies need to lower these fees to ensure Canadians can accurately plan how much their cell phone and other telecom services will cost them.

All Canadians should be able to access these essential services at affordable prices.

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As announced in the 2023 Fall Economic Statement, the Canadian Radio-television and Telecommunications Commission has launched an investigation into international mobile roaming fees and is working with experts to analyze how roaming rates charged by Canadian companies compare to those charged by international telecom companies. The findings of this investigation will be published later this year.

The government has taken significant action to lower the cost of cell phone plans by 25 per cent—a commitment that has now been surpassed. In December 2023, Statistics Canada reported that cell phone plan costs declined by 50 per cent since December 2018.

Lowering Everyday Costs 145

The government has also made unprecedented investments to ensure Canadians in all parts of the country, including in rural communities, have access to high-speed internet. The government has committed over $3.7 billion to more than 600 projects to help bring high-speed internet (50 Mbps download/10 Mbps upload) to over 1 million rural and remote households across Canada, including 35,000 Indigenous households.

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Figure 3.2

Expanding High-Speed Internet to Rural Communities

Since 2015, the government has supported the expansion of high-speed internet access for Canadians, including rural communities which have slower and less reliable internet access than in urban centres.

In 2016, 84 per cent of Canadians had access to high-speed internet. By 2022, this figure increased to almost 94 per cent. This has been possible in part because of a significant increase in access in rural areas, moving from 39 per cent to 67 per cent over this period. The government remains committed to its target of ensuring 98 per cent of Canadians have access to high-speed internet by 2026 and 100 per cent of Canadians by 2030.

Expansion of High-Speed Internet to Rural Communities

Source: CRTC Note: The graphic presents connectivity rates for years 2016 and 2022 for provinces, and 2020 and 2022 for territories (as available).

Lowering Everyday Costs 147

The government has made significant progress to reduce the cost of internet, home phone, and cell phone plans, and to increase access to these services. We are focusing the next phase of our work on reducing the costs and barriers to switching providers, so Canadians can find better deals:

Budget 2024 announces the government’s intention to amend the Telecommunications Act to better allow Canadians to renew or switch between home internet, home phone, and cell phone plans:

-	Carriers will be prohibited by the CRTC from charging consumers extra fees to switch carriers.

-	Carriers will be required to help consumers identify plans, which may include lower-cost plans, in advance of the end of a contract.

-	Carriers will also be required to provide a self-service option, such as an online portal, for customers to easily switch between or end plans with a provider.

The CRTC will be responsible for implementing these measures and will consult on specific requirements.

No-fee switching to cheaper telecom plans

Yash is a student who works part-time. When he started school nearly two years ago, he signed up for a promotional cell phone plan for students at $40 per month.

The promotional offer is nearing the end of its term. With these amendments, Yash receives a notification from his carrier that his promotion is about expire, and that his plan would be renewed at $65 per month—for the same features. Alternatively, his carrier suggests he could switch to a new plan, but that option comes with only half the data compared to his current plan.

Yash does some research and finds the same plan for $40 per month from a different carrier. He signs up with the new provider and then logs on to his existing carrier’s website to cancel his service. With the click of a button, he cancels his service and will be able to transfer his phone number to the new carrier—at no cost, and in just a few minutes.

Yash secures a new contract at the same price as his old one, and with his phone already paid off, is able to switch carriers without any extra fees.

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Transparency for Airline Fees

When booking a flight, every Canadian wants to get the best deal possible, but they are often surprised to find out there are additional costs on top of the advertised fare.

Figure 3.3 Extra Fees Charged by Airlines Can Add Up

*Figures are based on public-facing prices collected between late March and early April 2024 from major air carriers in Canada for flights departing from Toronto to Vancouver in May 2024. Checked bag prices reflect costs of first checked baggage on basic fares. The price range for seat selection fees only includes standard seats. Prices may vary based on when payment is made (e.g., prepaid or purchased at the airport). Prices are inclusive of taxes.

**Costs of up to $481 reflect the purchase of seat selection for four passengers, one checked bag, one carry-on bag, four meals and access to Wi-Fi for four people.

***Depending on the type of airfare purchased, plane tickets may include checked or carry-on baggage, seat selection, Wi-Fi, and meals. These costs are for the lowest-priced, basic fares.

Even though airlines must show a ticket price that includes taxes, fees, and charges, Canadians can still face additional fees for optional services at different steps of the journey. From selecting seats, to checking bags, to meals on board, it is only fair that Canadians have full transparency about the full cost of their flight.

Budget 2024 announces the government will strengthen transparency of fees for optional services charged by airlines, such as for seat selection, checked and carry-on baggage, meals on board, and in-flight entertainment. The government will do this by working with the Canadian Transportation Agency and airlines to ensure these fees are clearly laid out. This will help Canadians select fares based on the full price of the travel options that best meet their needs.

Lowering Everyday Costs 149

Calling on Provinces and Territories to Cut Junk Fees

Where junk fees fall under federal jurisdiction, the federal government is taking action. Many of the junk fees that frustrate Canadians are under provincial and territorial jurisdiction. That’s why the federal government is calling on all orders of government to do their part to cut junk fees, so that Canadians can keep more of the money they worked hard to earn.

To advance this work with provinces and territories on unfair fees and practices, Budget 2024 announces:

The federal government will work with provinces and territories to identify and target junk fees charged in Canada.

The federal Office of Consumer Affairs will help reveal deceptive junk fee practices—wherever they exist in Canada—by advancing research and advocacy projects.

The federal government encourages all provinces and territories to work together to prioritize these important issues for Canadians. Priority action areas will include:

Concert and Sport Ticket Fairness

When it comes to sporting and event tickets, Canadians are looking for transparent, up-front pricing, and fair practices to keep costs low. The federal government, including the Competition Bureau, is doing its part to enforce federal protections against deceptive marketing practices, including hidden fees and charges.

Some provinces have taken steps to help their residents, such as Ontario’s Ticket Sales Act which implemented protections for consumers buying event tickets.

Some other provinces need to do more to strengthen their consumer protection laws to safeguard the interests of Canadians. To make entertainment prices fair for everyone, Budget 2024 announces that:

The federal government will work with provinces and territories and encourage them to adopt best practice requirements for ticket sales, with three priority goals:

-	Ticket sales transparency, to continue to protect Canadians from unexpected charges through upfront, all-in pricing;

-	Stronger protections for Canadians, including against excess fees and better ensuring they get timely refunds when events are cancelled; and,

-	Cracking down on fraudulent resellers and reseller practices which unfairly drive up prices, such as using bot technology to maliciously buy and resell tickets.

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Cracking down on resellers to keep tickets for Canadians

Shannon and her friends were some of the lucky Canadians able to secure the access code for Taylor Swift’s concert in Vancouver this December. As soon as Shannon got through the online waiting room she was excited to buy tickets for herself and three friends.

After Shannon tried to add her tickets to her cart, she was greeted by a message that the tickets she was interested in were no longer available—this is something she knew all too well. Each of her friends was trying to buy tickets, too, and had the same experience—the tickets they were hoping for had been sold to someone else.

While getting a ticket to the most popular concerts is always tough, it is even harder to get a ticket when resellers seek to make a profit by driving up prices for Canadians.

With new action in Budget 2024 to identify ways to address ticket resellers’ practices that unfairly drive up prices, including the use of bot technology, Shannon and her friends will have a better chance at getting tickets the next time Taylor is performing in Canada.

Calling for stronger consumer protections across Canada

Nick can’t wait to see his favourite hockey team—the Toronto Maple Leafs—in the playoffs. As soon as he hears the Leafs qualified for the first round, he heads online to buy tickets to the four games scheduled in Toronto.

While buying his tickets, Nick is pleased to see he is no longer charged extra fees beyond the advertised price, as required by the Competition Act and further reinforced by the Ontario’s Ticket Sales Act. Previously, Nick used to pay about $20 more, per ticket, due to extra fees and surcharges.

He attends the first two home games. The Leafs excitedly win the series after game four of the first playoff round, so the last two games that Nick has tickets for are cancelled.

Nick waits a week for his refund to be processed, but he still hasn’t received a payment from the ticket provider on his credit card. He then reaches out to the ticket provider to resolve the issue. If, after three weeks, the ticket provider does not get back to Nick, he can file a formal complaint with Consumer Protection Ontario.

By working with provinces and territories, the federal government will work to ensure that all Canadians can access the consumer protections that Nick was afforded.

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Protecting Canadians from Deceptive Marketing

The Competition Bureau is an independent law enforcement agency that has a crucial role in enforcing the Competition Act and defends Canadians against junk fees, which has led to a total of $12.6 million in penalties paid by Ticketmaster, StubHub, and TicketNetwork, as well as by car rental companies Avis and Budget, Hertz, Enterprise, and Discount.

The government recognizes the Competition Bureau’s critical role in the economy, and this is why the government has taken several steps to provide the Competition Bureau with the resources and the tools it needs to more effectively achieve its mandate.

As an example of the work of the Competition Bureau, in 2019, Ticketmaster paid a $4 million penalty and $500,000 for the Competition Bureau’s costs for investigating allegedly misleading pricing claims in online ticket sales. The Bureau’s legal action against Ticketmaster, in defence of Canadian consumers, concluded that Ticketmaster’s advertised prices were not attainable because they added mandatory fees during the later stages of a purchasing process.

Ticketmaster’s junk fees were found to often add more than 20 per cent, and in some cases, over 65 per cent, to the advertised prices. The Competition Bureau’s actions also led to a binding 10-year compliance agreement with Ticketmaster to ensure Canadians are not subject to junk fees and deceptive advertising.

In 2023, the Competition Bureau announced legal action against Cineplex for advertising movie tickets at a lower price than what many consumers actually have to pay.

In its application to the Competition Tribunal, the Bureau argues that the $1.50 online booking fee is misleading and means consumers can’t buy tickets online at advertised prices. In that same application, the Bureau is seeking the Tribunal to order Cineplex to stop this form of advertising, pay a penalty, and issue restitution to affected consumers.

The Competition Bureau has been empowered to independently defend Canadians through an increased budget and legislative amendments to the Competition Act that has enabled more robust enforcement of competition law in Canada. In addition, the government’s proposed amendments to the Competition Act will pave the way for private parties to bring challenges to anti-competitive conduct.

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A Right to Repair Your Devices

From cell phones to computers to washers and dryers, it is frustrating—and expensive—to replace, rather than repair, your devices and appliances when they break. The current disposable lifecycle of many modern electronics and appliances is bad for the environment, and it is costly for Canadians.

Canadians expect the expensive devices they purchase to work well and last for years. And if these items fail, Canadians should be able to repair their broken appliances or devices—and at a fair price—rather than being forced to purchase a new product when one component fails.

To ensure Canadians can keep their devices working longer, and reduce harmful electronic waste in the process, the federal government is advancing a right to repair to increase product durability and repairability.

Important progress is already being made to secure these rights for Canadians, including:

✓	Amending the Copyright Act to allow the circumvention of digital locks to diagnose, maintain, or repair a product. This will enable consumers to repair their devices where they choose.

✓

Amending the Competition Act, as announced in the 2023 Fall Economic Statement, to prevent manufacturers from refusing, in an anti-competitive manner, to provide the parts, tools, or software needed to fix devices and products.

Building on this progress, Budget 2024 announces:

The government will launch consultations this June to develop a right to repair framework, which will focus on durability, repairability, and interoperability.

The federal government is also calling on provinces and territories to amend their contract laws to support a right to repair and interoperability. Quebec’s Bill 29 is an example of how provinces can protect consumers by promoting right to repair.

Further details on the right to repair framework on home appliances and electronic devices will be announced in the coming months. The federal government is exploring how to address:

–	Planned obsolescence, which is when manufacturers intentionally create products that break quickly;

–	The merits of a durability index, which could help Canadians better understand how long their device is expected to last; and

–	If there is the need for further federal legislative changes to support right to repair.

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More affordable repairs for electronic devices

Aaina cracked the screen on her new iPhone. Apple quotes her $499 to replace the screen. Aaina finds a third-party repair shop offering repair for $329. However, Apple’s warranty policies mean the cheaper repair could void her warranty.

To avoid the risk of voiding her warranty, Aaina begrudgingly pays $170 more for Apple to repair it.

With further actions to support the right to repair, including provincial and territorial reforms, Aaina could get her screen fixed at the third-party repair shop without voiding the warranty on her new iPhone, saving her $170.

3.3 Lower Banking Fees, Better Finances

Every Canadian deserves access to affordable, modern banking tools. These tools help them pay their bills, save money, receive their government benefits, and build their credit. Ensuring every Canadian has access to affordable banking services is about fairness for every generation, because hard work isn’t paying off like it used to. Hard working, middle class Canadians deserve to keep more of their money. They need it to get ahead.

While Canadians face a rising cost of living, bank profits have continued to grow—in part due to Canadians paying higher fees. Some banks have even recently increased the minimum balance required to waive monthly fees, making it even harder for people to keep their banking fees low. This is unfair. That’s why the government is taking action to lower banking fees.

The federal government is using the regulatory and legislative tools at its disposal to cut the banking fees Canadians pay and help them improve their financial circumstances. No one should face steep penalties when they are just trying to get ahead.

Budget 2024 takes action to lower banking fees by capping non-sufficient funds fees, modernizing free and affordable bank account options, launching new consumer-driven banking tools, expanding financial help services, and doing more to crack down on predatory lending.

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Key Ongoing Actions

✓	Cracking down on predatory lending by lowering the criminal rate of interest to 35 per cent APR (annual percentage rate).

✓

Introducing the Canadian Mortgage Charter, which details the tailored mortgage relief that the government expects banks to provide borrowers who are facing financial difficulty with the mortgage on their principal residence.

✓

Ensuring Canadians have an independent and transparent complaints body to help resolve banking issues, by designating the Ombudsman for Banking Services and Investments, as the single external complaints body for Canadians, effective November 1, 2024.

✓

Requiring banks to automatically notify Canadians when their bank account or credit card balance falls below a set amount, set by default at $100, and requiring advance notice before renewing services.

Capping Non-Sufficient Funds Fees at $10

Non-sufficient funds (NSF) fees are charged when there is not enough money in a bank account to cover a cheque or pre-authorized debit transaction. These fees charged by banks can reach almost $50, disproportionately affecting low-income Canadians and people with poor credit history. Charging steep fees on people already struggling to stay on top of their bills only makes it more difficult for them to get ahead.

To help Canadians who are struggling to make payments to improve their financial situation, the government is announcing its intent to cap the NSF fees charged by banks to $10 per instance, as well as:

-	Requiring banks to alert consumers that they are about to be charged an NSF fee, and providing a grace period to deposit additional funds to avoid the fee;

-	Prohibiting multiple NSF fees when the same transaction reoccurs;

-	Restricting the number of NSF fees that may be charged to one in every 72-hour period; and,

-	Prohibiting NSF fees for small overdrawn amounts under $10.

The government will release draft NSF fees regulations in the coming months.

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Enhancing Free and Affordable Bank Accounts

Canadians’ banking needs have changed as more and more transactions happen online. The $0 per month and up to $4 per month bank accounts, currently offered by some of Canada’s banks, need to reflect the reality of banking today, including more transactions to pay bills and transfer money—without extra fees.

To ensure affordable banking options meet the needs of Canadians, the government directed the Financial Consumer Agency of Canada (FCAC) to secure new agreements from financial institutions for enhanced free and affordable banking accounts.

Budget 2024 announces that FCAC is in negotiations with banks to secure enhanced agreements to offer modernized $0 per month and up to $4 per month bank accounts that reflect the realities of banking today, including more transactions, as well as expanded eligibility for $0 accounts.

The government hopes that FCAC can reach a positive outcome and secure an agreement that serves the interests of the wider Canadian public.

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Anyone can get a low-cost bank account—but features are limited

While FCAC continues to encourage banks to upgrade their affordable bank account offerings, low-cost bank accounts are available to all Canadians.

These basic chequing accounts offer at least:

✓ A free debit card;

✓ 12 free debit transactions per month, including at least 2 in-branch transactions;

✓ The ability to write cheques;

✓ Free monthly printed statements;

✓ The ability to set up pre-authorized payments; and,

✓ Cheque image return or online cheque image viewing.

Today, banking has evolved and people need access to more transactions, without fees. This is especially important to help vulnerable groups avoid falling into debt and incurring avoidable fees, by offering more free debit transactions.

Select groups can get $0 bank accounts

The existing agreement with ten banks offers the same features as low-cost accounts to the following groups for free:

✓ Youth;

✓ Students;

✓ Seniors receiving the Guaranteed Income Supplement (GIS); and,

✓ Registered Disability Savings Plan (RDSP) beneficiaries.

More people need access to financial services, but cost remains a barrier for many other vulnerable groups. FCAC is actively working to expand eligibility for the $0 per month account to more groups.

How do I sign up?

Visit a branch of one of the ten banks, with required paperwork and ID. Proof of eligibility is required for free accounts, such as proof of age for youth, proof of enrollment for students, or proof of benefit payments for seniors.

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Consumer-Driven Banking

Consumer-driven banking, also known as open banking or consumer-driven finance, provides a way for people and businesses to securely transfer their financial data to different service providers, including banks, credit unions, and accredited fintechs.

Fintech companies have been limited in their ability to develop new financial tools largely due to a reliance on unsecure screen scraping, which pulls data from a bank account by reading the account information. This requires Canadians to share their banking credentials with fintech companies.

With consumer-driven banking, fintechs will be able to offer Canadians a way to securely share select data with the fintech tools of their choice—without sharing access to their bank account. The potential of consumer-driven banking includes new apps and tools to help Canadians’ better keep track of bills, track a budget, collect and compare information to allow for better decisions when exchanging currencies or investing in the stock market, secure a loan, find a better deal on insurance, or track monthly rent payments to build up credit scores. These innovations can help make life more affordable, and even help young Canadians when it is time to buy a first home.

Before these new financial tools can become available, Canada needs a framework that makes sure this technology is secure for Canadians and that eliminates the risky practice of screen scraping.

To drive an innovative consumer-driven banking ecosystem in Canada, the 2023 Fall Economic Statement announced that the federal government would introduce legislation to establish Canada’s Consumer-Driven Banking Framework. This Framework will regulate access to financial data, providing Canadians and small businesses with safe and secure access to financial services and products that help them manage and improve their finances.

Budget 2024 announces that the Financial Consumer Agency of Canada (FCAC) will be mandated to oversee, administer, and enforce Canada’s Consumer-Driven Banking Framework.

Budget 2024 proposes to provide $1 million in 2024-2025 for FCAC to support preparation for its new responsibilities and to begin development of a consumer awareness campaign. The FCAC will transition to a full cost-recovery basis once the framework is in place.

Budget 2024 also proposes to provide $4.1 million over three years starting in 2024-25 for the Department of Finance to complete policy work necessary to establish and maintain a consumer-driven banking oversight entity and framework, including the implementation of a national security regime.

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The government will soon table framework legislation that will expand FCAC’s mandate and establish foundational framework elements related to scope, system participation, criteria and process for the technical standard, safeguards in respect of personal financial data security and integrity, and common rules.

For more details, see Canada’s Consumer-Driven Banking Framework, released today, which provides details on the forthcoming legislative package.

Building your credit to get a mortgage
Through consumer-driven banking, people without established credit, such as young people and new Canadians, could build their credit scores through services that use transaction data or other payment data, rather than being limited to traditional ways to build credit history, which is not equally available to every generation. Tools that enable Canadians to use confirmation of timely rental payments to build a credit score are an example.

New tools coming to help you manage your subscriptions
To keep track of recurring bills and subscriptions, a consumer-driven banking system would provide Canadians secure access to services that would enable them to easily track payments and monitor subscriptions in one place. This would help them make budgeting decisions and improve their financial well-being by avoiding or eliminating unused or unwanted monthly payments.

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More Free Financial Advice

Financial literacy is one of the keys to financial security. Many Canadians in difficult financial circumstances have benefitted from financial help services that provide advice and options. More of these services are needed to ensure all vulnerable people, especially those with low incomes, have access to the tools and information they need to achieve financial security. National charities, like Prosper Canada, provide these services, with a focus on expanding economic opportunity and economic empowerment for every Canadian.

Budget 2024 proposes to provide $60 million over five years, starting in 2024-25, to Prosper Canada to expand the community-delivered financial help services available to Canadians. These enhanced services are expected to reach one million low- to moderate-income Canadians over five years, helping them receive nearly $2 billion in unclaimed tax and benefit income.

This support will enable Prosper Canada, working with community organization partners, to expand free programming and free advice services. These free programs help Canadians do their taxes and find the benefits they are entitled to, find affordable ways to build their savings, and improve their financial situations so they can get ahead. As announced in Chapter 8, the government is also advancing automatic tax filing to help more Canadians easily receive the benefits to which they are entitled.

Doing More to Crack Down on Predatory Lending

Predatory lenders can take advantage of the most vulnerable Canadians in our communities. Predatory loans, including high-interest installment loans, are a fast growing and widely held type of debt in Canada, and are disproportionately accessed by low-income Canadians, newcomers, and those with limited credit history. Some consumer groups have indicated that lenders often refinance high-cost loans to keep borrowers in a cycle of debt.

To protect financially at-risk Canadians, in Budget 2023, the government committed to lowering the criminal rate of interest, from the equivalent of 48 per cent APR to 35 per cent APR, following Quebec in setting the lowest maximum interest rate in Canada. The government also committed to limit the costs of payday loans to no more than $14 per $100 borrowed. The government is reinforcing its efforts to crack down on predatory lending, and moving forward with these reforms to protect Canadians on a priority basis.

To further protect the most financially at-risk Canadians, the government is going further to lower borrowing costs, limit the risk of harmful debt cycles, and help Canadians keep more of their money in their pockets.

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To protect vulnerable Canadians from harmful illegal lenders, such as loan sharks, who try to circumvent the criminal rate of interest, Budget 2024 announces the government’s intention to amend the Criminal Code to enhance enforcement of the criminal rate of interest. These amendments will include empowering law enforcement by prohibiting offering credit at a criminal rate of interest, and allowing for prosecutions of illegal and predatory lenders without the approval of the Attorney General.

Budget 2024 also announces the government’s intention to strengthen its crackdown on predatory lending by working with provinces and territories to harmonize and enhance consumer protections across Canada, which could include legislative action on the part of the federal government, if required. These include:

-	Capping the costs of optional insurance products for high-cost loans, including payday loans;

-	Enhancing transparency and marketing practices for high-cost and payday loans, including limiting advertising of these products;

-

Strengthening payday loan regulations, including disclosure requirements to protect Canadians from harmful terms and conditions, including adding a minimum number of days for the loan terms, a requirement for borrowers to repay in installments, and prohibiting loan rollovers;

-	Increasing action and harmonization on proactive approach towards lead generators; and,

-	Enhancing monitoring and data collection practices in the high-cost loan market, including payday loans.

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Lowering Everday Costs

millions of dollars
	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total
3.1. Affordable Groceries	0	84	21	21	0	0	127
Strengthening Local Food Security	0	20	21	21	0	0	63
Interest Relief for Farmers	0	64	0	0	0	0	64
3.3. Lower Banking Fees, Better Finances	0	14	14	13	12	12	65
Consumer-Driven Banking	0	2	2	1	0	0	5
More Free Financial Advice	0	12	12	12	12	12	60
Chapter 3 - Net Fiscal Impact	0	98	35	35	12	12	192

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

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Chapter 4

Economic Growth for Every Generation

To ensure every Canadian succeeds in the 21st century, we must grow our economy to be more innovative and productive. One where every Canadian can reach their full potential, where every entrepreneur has the tools they need to grow their business, and where hard work pays off. Building the economy of the future is about creating jobs: jobs in the knowledge economy, jobs in manufacturing, jobs in mining and forestry, jobs in the trades, jobs in clean energy, and jobs across the economy, in all regions of the country.

To do this, the government’s economic plan is investing in the technologies, incentives, and supports critical to increasing productivity, fostering innovation, and attracting more private investment to Canada. This is how we’ll build an economy that unlocks new pathways for every generation to earn their fair share.

The government is targeting investments to make sure Canada continues to lead in the economy of the future, and these are already generating stronger growth and meaningful new job opportunities for Canadians. New jobs—from construction to manufacturing to engineering—in clean technology, in clean energy, and in innovation, are just the start. All of this, helping to attract further investment to create more opportunities, will raise Canada’s productivity and competitiveness. This will create more good jobs, and in turn, raise the living standards of all Canadians.

We are at a pivotal moment where we can choose to renew and redouble our investments in the economy of the future, to build an economy that is more productive and more competitive—or risk leaving an entire generation behind. We will not make that mistake. We owe it to our businesses, to our innovators, and most of all, to the upcoming generations of workers, to make sure that the Canadian economy is positioned to thrive in a changing world.

Canada has the best-educated workforce in the world. We are making investments to ensure every generation of workers has the skills the job market, and the global economy, are looking for—and this will help us attract private investment to grow the economy (Chart 4.1). Building on our talented workforce, we are delivering, on a priority basis, our $93 billion suite of major economic investment tax credits to drive growth, secure the future of Canadian businesses in Canada, and create good jobs for generations to come.

In the first three quarters of 2023, Canada had the highest level of foreign direct investment (FDI) on a per capita basis among G7 countries, and ranked third globally in total FDI, after the U.S. and Brazil (Chart 4.2).

Economic Growth for Every Generation 163

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The Canadian economy is adding new, high-paying jobs, in high-growth sectors, like clean tech, clean electricity, and scientific research and development (Chart 4.4). Budget 2024 will continue this momentum by making strategic investments that create opportunities for workers today—driving productivity and economic growth for generations to come.

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4.1 Boosting Research, Innovation, and Productivity

Canada’s skilled hands and brilliant minds are our greatest resource. Capitalizing on their ideas, innovations, and hard work is an essential way to keep our place at the forefront of the world’s advanced economies. Our world-class innovators, entrepreneurs, scientists, and researchers are solving the most pressing challenges of today, and their discoveries help launch the businesses of tomorrow.

Canadian researchers, entrepreneurs, and companies are the driving force of this progress—from scientific discovery to bringing new solutions to market. They also train and hire younger Canadians who will become the next generation of innovators. New investments to boost research and innovation, including enhancing support for graduate students and post-doctoral fellows, will ensure Canada remains a world leader in science and new technologies, like artificial intelligence.

By making strategic investments today in innovation and research, and supporting the recruitment and development of talent in Canada, we can ensure Canada is a world leader in new technologies for the next generation. In turn, this will drive innovation, growth, and productivity across the economy.

Key Ongoing Actions

✓

Supporting scientific discovery, developing Canadian research talent, and attracting top researchers from around the planet to make Canada their home base for their important work with more than $16 billion committed since 2016.

✓

Supporting critical emerging sectors, through initiatives like the Pan- Canadian Artificial Intelligence Strategy, the National Quantum Strategy, the Pan-Canadian Genomics Strategy, and the Biomanufacturing and Life Sciences Strategy.

✓

Nearly $2 billion to fuel Canada’s Global Innovation Clusters to grow these innovation ecosystems, promote commercialization, support intellectual property creation and retention, and scale Canadian businesses.

✓	Investing $3.5 billion in the Sustainable Canadian Agricultural Partnership to strengthen the innovation, competitiveness, and resiliency of the agriculture and agri-food sector.

✓

Flowing up to $333 million over the next decade to support dairy sector investments in research, product and market development, and processing capacity for solids non-fat, thus increasing its competitiveness and productivity.

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Strengthening Canada’s AI Advantage

Canada’s artificial intelligence (AI) ecosystem is among the best in the world. Since 2017, the government has invested over $2 billion towards AI in Canada. Fuelled by those investments, Canada is globally recognized for strong AI talent, research, and its AI sector.

Today, Canada’s AI sector is ranked first in the world for growth of women in AI, and first in the G7 for year-over-year growth of AI talent. Every year since 2019, Canada has published the most AI-related papers, per capita, in the G7. Our AI firms are filing patents at three times the average rate in the G7, and they are attracting nearly a third of all venture capital in Canada. In 2022-23, there were over 140,000 actively engaged AI professionals in Canada, an increase of 29 per cent compared to the previous year. These are just a few of Canada’s competitive advantages in AI and we are aiming even higher.

To secure Canada’s AI advantage, the government has already:

✓	Established the first national AI strategy in the world through the Pan- Canadian Artificial Intelligence Strategy;

✓	Supported access to advanced computing capacity, including through the recent signing of a letter of intent with NVIDIA and a Memorandum of Understanding with the U.K. government; and,

✓	Scaled-up Canadian AI firms through the Strategic Innovation Fund and Global Innovation Clusters program.

Figure 4.1

Building on Canada’s AI Advantage

Economic Growth for Every Generation 167

AI is a transformative economic opportunity for Canada and the government is committed to doing more to support our world-class research community, launch Canadian AI businesses, and help them scale-up to meet the demands of the global economy. The processing capacity required by AI is accelerating a global push for the latest technology, for the latest computing infrastructure.

Currently, most compute capacity is located in other countries. Challenges accessing compute power slows down AI research and innovation, and also exposes Canadian firms to a reliance on privately-owned computing, outside of Canada. This comes with dependencies and security risks. And, it is a barrier holding back our AI firms and researchers.

We need to break those barriers to stay competitive in the global AI race and ensure workers benefit from the higher wages of AI transformations; we must secure Canada’s AI advantage. We also need to ensure workers who fear their jobs may be negatively impacted by AI have the tools and skills training needed in a changing economy.

To secure Canada’s AI advantage Budget 2024 announces a monumental increase in targeted AI support of $2.4 billion, including:

$2 billion over five years, starting in 2024-25, to launch a new AI Compute Access Fund and Canadian AI Sovereign Compute Strategy, to help Canadian researchers, start-ups, and scale-up businesses access the computational power they need to compete and help catalyze the development of Canadian-owned and located AI infrastructure.

$200 million over five years, starting in 2024-25, to boost AI start-ups to bring new technologies to market, and accelerate AI adoption in critical sectors, such as agriculture, clean technology, health care, and manufacturing. This support will be delivered through Canada’s Regional Development Agencies.

$100 million over five years, starting in 2024-25, for the National Research Council’s AI Assist Program to help Canadian small- and medium-sized businesses and innovators build and deploy new AI solutions, potentially in coordination with major firms, to increase productivity across the country.

$50 million over four years, starting in 2025-26, to support workers who may be impacted by AI, such as creative industries. This support will be delivered through the Sectoral Workforce Solutions Program, which will provide new skills training for workers in potentially disrupted sectors and communities.

The government will engage with industry partners and research institutes to swiftly implement AI investment initiatives, fostering collaboration and innovation across sectors for accelerated technological advancement.

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Safe and Responsible Use of AI

AI has tremendous economic potential, but as with all technology, it presents important considerations to ensure its safe development and implementation. Canada is a global leader in responsible AI and is supporting an AI ecosystem that promotes responsible use of technology. From development through to implementation and beyond, the government is taking action to protect Canadians from the potentially harmful impacts of AI.

The government is committed to guiding AI innovation in a positive direction, and to encouraging the responsible adoption of AI technologies by Canadians and Canadian businesses. To bolster efforts to ensure the responsible use of AI:

Budget 2024 proposes to provide $50 million over five years, starting in 2024-25, to create an AI Safety Institute of Canada to ensure the safe development and deployment of AI. The AI Safety Institute will help Canada better understand and protect against the risks of advanced and generative AI systems. The government will engage with stakeholders and international partners with competitive AI policies to inform the final design and stand-up of the AI Safety Institute.

Budget 2024 also proposes to provide $5.1 million in 2025-26 to equip the AI and Data Commissioner Office with the necessary resources to begin enforcing the proposed Artificial Intelligence and Data Act.

Budget 2024 proposes $3.5 million over two years, starting in 2024-25, to advance Canada’s leadership role with the Global Partnership on Artificial Intelligence, securing Canada’s leadership on the global stage when it comes to advancing the responsible development, governance, and use of AI technologies internationally.

Using AI to Keep Canadians Safe

AI has shown incredible potential to toughen up security systems, including screening protocols for air cargo. Since 2012, Transport Canada has been testing innovative approaches to ensure that air cargo coming into Canada is safe, protecting against terrorist attacks. This included launching a pilot project to screen 10 to 15 per cent of air cargo bound for Canada and developing an artificial intelligence system for air cargo screening.

Budget 2024 proposes to provide $6.7 million over five years, starting in 2024-25, to Transport Canada to establish the Pre-Load Air Cargo Targeting Program to screen 100 per cent of air cargo bound for Canada. This program, powered by cutting-edge artificial intelligence, will increase security and efficiency, and align Canada’s air security regime with those of its international partners.

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Incentivizing More Innovation and Productivity

Businesses that invest in cutting-edge technologies are a key driver of Canada’s economic growth. When businesses make investments in technology—from developing new patents to implementing new IT systems—it helps ensure Canadian workers put their skills and knowledge to use, improves workplaces, and maximizes our workers’ potential and Canada’s economic growth.

The government wants to encourage Canadian businesses to invest in the capital—both tangible and intangible—that will help them boost productivity and compete productively in the economy of tomorrow.

To incentivize investment in innovation-enabling and productivity-enhancing assets, Budget 2024 proposes to allow businesses to immediately write off the full cost of investments in patents, data network infrastructure equipment, computers, and other data processing equipment. Eligible investments, as specified in the relevant capital cost allowance classes, must be acquired and put in use on or after Budget Day and before January 1, 2027. The cost of this measure is estimated at $725 million over five years, starting in 2024-25.

Boosting R&D and Intellectual Property Retention

Research and development (R&D) is a key driver of productivity and growth. Made-in-Canada innovations meaningfully increase our gross domestic product (GDP) per capita, create good-paying jobs, and secure Canada’s position as a world-leading advanced economy.

To modernize and improve the Scientific Research and Experimental Development (SR&ED) tax incentives, the federal government launched consultations on January 31, 2024, to explore cost-neutral ways to enhance the program to better support innovative businesses and drive economic growth. In these consultations, which closed on April 15, 2024, the government asked Canadian researchers and innovators for ways to better deliver SR&ED support to small- and medium-sized Canadian businesses and enable the next generation of innovators to scale-up, create jobs, and grow the economy.

Budget 2024 announces the government is launching a second phase of consultations on more specific policy parameters, to hear further views from businesses and industry on specific and technical reforms. This includes exploring how Canadian public companies could be made eligible for the enhanced credit. Further details on the consultation process will be released shortly on the Department of Finance Canada website.

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Budget 2024 proposes to provide $600 million over four years, starting in 2025-26, with $150 million per year ongoing for future enhancements to the SR&ED program. The second phase of consultations will inform how this funding could be targeted to boost research and innovation.

On January 31, 2024, the government also launched consultations on creating a patent box regime to encourage the development and retention of intellectual property in Canada. The patent box consultation closed on April 15, 2024. Submissions received through this process, which are still under review, will help inform future government decisions with respect to a patent box regime.

Enhancing Research Support

Since 2016, the federal government has committed more than $16 billion in research, including funding for the federal granting councils—the Natural Sciences and Engineering Research Council (NSERC), the Canadian Institutes of Health Research (CIHR), and the Social Sciences and Humanities Research Council (SSHRC).

This research support enables groundbreaking discoveries in areas such as climate change, health emergencies, artificial intelligence, and psychological health. This plays a critical role in solving the world’s greatest challenges, those that will have impacts for generations.

Canada’s granting councils already do excellent work within their areas of expertise, but more needs to be done to maximize their effect. The improvements we are making today, following extensive consultations including with the Advisory Panel on the Federal Research Support System, will strengthen and modernize Canada’s federal research support.

To increase core research grant funding and support Canadian researchers, Budget 2024 proposes to provide $1.8 billion over five years, starting in 2024-25, with $748.3 million per year ongoing to SSHRC, NSERC, and CIHR.

To provide better coordination across the federally funded research ecosystem, Budget 2024 announces the government will create a new capstone research funding organization. The granting councils will continue to exist within this new organization, and continue supporting excellence in investigator-driven research, including linkages with the Health portfolio. This new organization and structure will also help to advance internationally collaborative, multi-disciplinary, and mission-driven research. The government is delivering on the Advisory Panel’s observation that more coordination is needed to maximize the impact of federal research support across Canada’s research ecosystem.

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To help guide research priorities moving forward, Budget 2024 also announces the government will create an advisory Council on Science and Innovation. This Council will be made up of leaders from the academic, industry, and not-for-profit sectors, and be responsible for a national science and innovation strategy to guide priority setting and increase the impact of these significant federal investments.

Budget 2024 also proposes to provide a further $26.9 million over five years, starting in 2024-25, with $26.6 million in remaining amortization and $6.6 million ongoing, to the granting councils to establish an improved and harmonized grant management system.

The government will also work with other key players in the research funding system—the provinces, territories, and Canadian industry—to ensure stronger alignment, and greater co-funding to address important challenges, notably Canada’s relatively low level of business R&D investment.

More details on these important modernization efforts will be announced in the 2024 Fall Economic Statement.

World-Leading Research Infrastructure

Modern, high-quality research facilities and infrastructure are essential for breakthroughs in Canadian research and science. These laboratories and research centres are where medical and other scientific breakthroughs are born, helping to solve real-world problems and create the economic opportunities of the future. World-leading research facilities will attract and train the next generation of scientific talent. That’s why, since 2015, the federal government has made unprecedented investments in science and technology, at an average of $13.6 billion per year, compared to the average from 2009-10 to 2015-16 of just $10.8 billion per year. But we can’t stop here.

To advance the next generation of cutting-edge research, Budget 2024 proposes major research and science infrastructure investments, including:

$399.8 million over five years, starting in 2025-26, to support TRIUMF, Canada’s sub-atomic physics research laboratory, located on the University of British Columbia’s Vancouver campus. This investment will upgrade infrastructure at the world’s largest cyclotron particle accelerator, positioning TRIUMF, and the partnering Canadian research universities, at the forefront of physics research and enabling new medical breakthroughs and treatments, from drug development to cancer therapy.

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$176 million over five years, starting in 2025-26, to CANARIE, a national not-for-profit organization that manages Canada’s ultra high-speed network to connect researchers, educators, and innovators, including through eduroam. With network speeds hundreds of times faster, and more secure, than conventional home and office networks, this investment will ensure this critical infrastructure can connect researchers across Canada’s world-leading post-secondary institutions.

$83.5 million over three years, starting in 2026-27 to extend support to Canadian Light Source in Saskatoon. Funding will continue the important work at the only facility of its kind in Canada. A synchrotron light source allows scientists and researchers to examine the microscopic nature of matter. This specialized infrastructure contributes to breakthroughs in areas ranging from climate-resistant crop development to green mining processes.

$45.5 million over five years, starting in 2024-25, to support the Arthur B. McDonald Canadian Astroparticle Physics Research Institute, a network of universities and institutes that coordinate astroparticle physics expertise. Headquartered at Queen’s University in Kingston, Ontario, the institute builds on the legacy of Dr. McDonald’s 2015 Nobel Prize for his work on neutrino physics. These expert engineers, technicians, and scientists design, construct, and operate the experiments conducted in Canada’s underground and underwater research infrastructure, where research into dark matter and other mysterious particles thrives. This supports innovation in areas like clean technology and medical imaging, and educates and inspires the next wave of Canadian talent.

$30 million over three years, starting in 2024-25, to support the completion of the University of Saskatchewan’s Centre for Pandemic Research at the Vaccine and Infectious Disease Organization in Saskatoon. This investment will enable the study of high-risk pathogens to support vaccine and therapeutic development, a key pillar in Canada’s Biomanufacturing and Life Sciences Strategy. Of this amount, $3 million would be sourced from the existing resources of Prairies Economic Development Canada.

These new investments build on existing federal research support:

✓	The Strategic Science Fund, which announced the results of its first competition in December 2023, providing support to 24 third-party science and research organizations starting in 2024-25;

✓

Canada recently concluded negotiations to be an associate member of Horizon Europe, which would enable Canadians to access a broader range of research opportunities under the European program starting this year; and,

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✓	The steady increase in federal funding for extramural and intramural science and technology by the government which was 44 per cent higher in 2023 relative to 2015.

Investing in Homegrown Research Talent

Canada’s student and postgraduate researchers are tackling some of the world’s biggest challenges. The solutions they come up with have the potential to make the world a better place and drive Canadian prosperity. They are the future Canadian academic and scientific excellence, who will create new innovative businesses, develop new ways to boost productivity, and create jobs as they scale-up companies—if they get the support they need.

To build a world-leading, innovative economy, and improve our productive capacity, the hard work of top talent must pay off; we must incentivize our top talent to stay here.

Federal support for master’s, doctoral, and post-doctoral students and fellows has created new research opportunities for the next generation of scientific talent. Opportunities to conduct world-leading research are critical for growing our economy. In the knowledge economy, the global market for these ideas is highly competitive and we need to make sure talented people have the right incentives to do their groundbreaking research here in Canada.

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To foster the next generation of research talent, Budget 2024 proposes to provide $825 million over five years, starting in 2024-25, with $199.8 million per year ongoing, to increase the annual value of master’s and doctoral student scholarships to $27,000 and $40,000, respectively, and post-doctoral fellowships to $70,000. This will also increase the number of research scholarships and fellowships provided, building to approximately 1,720 more graduate students or fellows benefiting each year. To make it easier for students and fellows to access support, the enhanced suite of scholarships and fellowship programs will be streamlined into one talent program.

To support Indigenous researchers and their communities, Budget 2024 also proposes to provide $30 million over three years, starting in 2024-25, to support Indigenous participation in research, with $10 million each for First Nation, Métis, and Inuit partners.

Figure 4.2

Enhanced Scholarships and Fellowships

	Current Programs Annual Award		New Talent Program Annual Award

Canada Graduate Scholarships – Master’s	$17,500	Master’s g	$27,000

SSHRC Doctoral Fellowships	$20,000

NSERC Postgraduate Scholarships	$21,000

CIHR Doctoral Foreign Study Award	$35,000	Doctoral g	$40,000

Canada Graduate Scholarships – Doctoral	$35,000

Vanier Canada Graduate Scholarships	$50,000

SSHRC Post-doctoral Fellowships	$45,000

NSERC Post-doctoral Fellowships	$45,000	Post-doctoral g	$70,000

CIHR Fellowship	$40,000-$60,000

Banting Post-doctoral Fellowships	$70,000

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Boosting Talent for Innovation

Advanced technology development is a highly competitive industry and there is a global race to attract talent and innovative businesses. Canada must compete to ensure our economy is at the forefront of global innovation.

To spur rapid growth in innovation across Canada’s economy, the government is partnering with organizations whose mission it is to train the next generation of innovators. This will ensure innovative businesses have the talent they need to grow, create jobs at home, and drive Canada’s economic growth.

Budget 2024 announces the government’s intention to work with Talent for Innovation Canada to develop a pilot initiative to build an exceptional research and development workforce in Canada. This industry-led pilot will focus on attracting, training, and deploying top talent across four key sectors: bio-manufacturing; clean technology; electric vehicle manufacturing; and microelectronics, including semiconductors.

Advancing Space Research and Exploration

Canada is a leader in cutting-edge innovation and technologies for space research and exploration. Our astronauts make great contributions to international space exploration missions. The government is investing in Canada’s space research and exploration activities.

Budget 2024 proposes to provide $8.6 million in 2024-25 to the Canadian Space Agency for the Lunar Exploration Accelerator Program to support Canada’s world-class space industry and help accelerate the development of new technologies. This initiative empowers Canada to leverage space to solve everyday challenges, such as enhancing remote health care services and improving access to healthy food in remote communities, while also supporting Canada’s human space flight program.

Budget 2024 announces the establishment of a new whole-of-government approach to space exploration, technology development, and research. The new National Space Council will enable the level of collaboration required to secure Canada’s future as a leader in the global space race, addressing cross-cutting issues that span commercial, civil, and defence domains. This will also enable the government to leverage Canada’s space industrial base with its world-class capabilities, workforce, and track record of innovation and delivery.

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Accelerating Clean Tech Intellectual Property Creation and Retention

Canadian clean technology companies are turning their ideas into the solutions that the world is looking for as it races towards net-zero. Encouraging these innovative companies to maintain operations in Canada and retain ownership of their intellectual property secures the future of their workforce in Canada, helping the clean economy to thrive in Canada.

As part of the government’s National Intellectual Property Strategy, the not-for-profit organization Innovation Asset Collective launched the patent collective pilot program in 2020. This pilot program is helping innovative small- and medium-sized enterprises in the clean tech sector with the creation and retention of intellectual property.

To ensure that small-and medium-sized clean tech businesses benefit from specialized intellectual property support to grow their businesses and leverage intellectual property, Budget 2024 proposes to provide $14.5 million over two years, starting in 2024-25, to Innovation, Science and Economic Development Canada for the Innovation Asset Collective.

4.2 Attracting Investment for a Net-Zero Economy

In the 21st century, a competitive economy is a clean economy. There is no greater proof than the $2.4 trillion worth of investment made around the world, last year, in net-zero economies. Canada is at the forefront of the global race to attract investment and seize the opportunities of the clean economy, with the government announcing a net-zero economic plan that will invest over $160 billion. This includes an unprecedented suite of major economic investment tax credits, which will help attract investment through $93 billion in incentives by 2034-35.

All told, the government’s investments will crowd in more private investment, securing Canadian leadership in clean electricity and innovation, creating economic growth and more good-paying jobs across the country.

Investors at home and around the world are taking notice of Canada’s plan. In defiance of global economic headwinds, last year public markets and private equity capital flows into Canada’s net-zero economy grew—reaching $14 billion in 2023, according to RBC. Proof that Canada’s investments are working—driving new businesses to take shape, creating good jobs, and making sure that we have clean air and clean water for our kids, grandkids, and for generations to come.

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Figure 4.3

Canada’s Net-Zero Economy Strategy

Earlier this year, BloombergNEF ranked Canada’s attractiveness to build electric vehicle (EV) battery supply chains first in the world, surpassing China which has held the top spot since the ranking began. From resource workers mining the critical minerals for car batteries, to union workers on auto assembly lines, to the truckers that get cars to dealerships, Canada’s advantage in the supply chain is creating high-skilled, good-paying jobs across the country, for workers of all ages.

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Figure 4.4

Bloomberg, Annual Ranking of Lithium-Ion Battery Supply Chains

This first place ranking of Canada’s EV supply chains is underpinned by our abundant clean energy, high labour standards, and rigorous standards for consultation and engagement with Indigenous communities. That’s what Canada’s major economic investment tax credits are doing—seizing Canada’s full potential, and doing it right.

By 2050, clean energy GDP could grow fivefold—up to $500 billion, while keeping Canada on track to reach net-zero by 2050. Proof, once again, that good climate policy is good economic policy.

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Helping innovative Canadian firms scale-up is essential to increasing the pace of economic growth in Canada. Already, the Cleantech Group’s 2023 list of the 100 most innovative global clean technology companies featured 12 Canadian companies, the second highest number of any country, behind only the U.S. The government is investing in clean technology companies to ensure their full capabilities are unlocked.

Budget 2024 announces the next steps in the government’s plan to attract even more investment to Canada to create good-paying jobs and accelerate the development and deployment of clean energy and clean technology.

Key Ongoing Actions

✓	Delivering the new major economic investment tax credits, by the end of 2024, to create jobs and keep Canada on track to reduce pollution and reach net-zero by 2050:

-	Carbon Capture, Utilization, and Storage investment tax credit;

-	Clean Technology investment tax credit;

-	Clean Hydrogen investment tax credit;

-	Clean Technology Manufacturing investment tax credit; and

-	Clean Electricity investment tax credit.

✓

Catalyzing private investment in low-carbon projects, technologies, businesses, and supply chains through the Canada Growth Fund, a $15 billion, arm’s length investment fund led by a world-leading team of public sector pension investment professionals.

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Since the federal government launched the Canada Growth Fund last year, $1.34 billion of capital has been committed to a world-leading geothermal energy technology company, the world’s first of its kind carbon contract for difference; and to clean tech entrepreneurs and innovators through a leading Canadian-based climate fund.

✓	Working with industry, provinces, and Indigenous partners to build an end-to-end electric vehicle battery supply chain, including by securing major investments in 2023.

✓	Building major clean electricity and clean growth infrastructure projects with investments of at least $20 billion from the Canada Infrastructure Bank.

✓	$3.8 billion for Canada’s Critical Minerals Strategy, to secure our position as the world’s supplier of choice for critical minerals and the clean technologies they enable.

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✓

$3 billion to recapitalize the Smart Renewables and Electrification Pathways Program, which builds more clean, affordable, and reliable power, and to support innovation in electricity grids and spur more investments in Canadian offshore wind.

A New EV Supply Chain Investment Tax Credit

The automotive industry is undergoing a major transformation. As more and more electric vehicles are being produced worldwide, it is essential that Canada’s automotive industry has the support it needs to retool its assembly lines and build new factories to seize the opportunities of the global switch to electric vehicles. With our world-class natural resource base, talented workforce, and attractive investment climate, Canada will be an electric vehicle supply chain hub for all steps along the manufacturing process. This is an opportunity for Canada to secure its position today at the forefront of this growing global supply chain and secure high-quality jobs for Canadian workers for a generation to come.

Businesses that manufacture electric vehicles and their precursors would already be able to claim the 30 per cent Clean Technology Manufacturing investment tax credit on the cost of their investments in new machinery and equipment, as announced in Budget 2023. Providing additional support to these businesses so they choose Canada for more than one stage in the manufacturing process would secure more jobs for Canadians and help cement Canada’s position as a leader in this sector.

Budget 2024 announces the government’s intention to introduce a new 10 per cent Electric Vehicle Supply Chain investment tax credit on the cost of buildings used in key segments of the electric vehicle supply chain, for businesses that invest in Canada across three supply chain segments:

-	electric vehicle assembly;

-	electric vehicle battery production; and,

-	cathode active material production.

For a taxpayer’s building costs in any of the specified segments to qualify for the tax credit, the taxpayer (or a member of a group of related taxpayers) must claim the Clean Technology Manufacturing investment tax credit in all three of the specified segments, or two of the three specified segments and hold at least a qualifying minority interest in an unrelated corporation that claims the Clean Technology Manufacturing tax credit in the third segment. The building costs of the unrelated corporation would also qualify for the new investment tax credit.

The EV Supply Chain investment tax credit would apply to property that is acquired and becomes available for use on or after January 1, 2024. The credit would be reduced to 5 per cent for 2033 and 2034, and would no longer be in effect after 2034.

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The EV Supply Chain investment tax credit is expected to cost $80 million over five years, starting in 2024-25, and an additional $1.02 billion from 2029-30 to 2034-35.

The design and implementation details of the EV Supply Chain investment tax credit will be provided in the 2024 Fall Economic Statement. Its design would incorporate elements of the Clean Technology Manufacturing investment tax credit, where applicable.

Delivering Major Economic Investment Tax Credits

To seize the investment opportunities of the global clean economy, we are delivering our six major economic investment tax credits. These will provide businesses and other investors with the certainty they need to invest and build in Canada. And they are already attracting major, job-creating projects, ensuring we remain globally competitive.

From new clean electricity projects that will provide clean and affordable energy to Canadian homes and businesses, to carbon capture projects that will decarbonize heavy industry, our major economic investment tax credits are moving Canada forward on its track to achieve a net-zero economy by 2050.

In November 2023, the government introduced Bill C-59 to deliver the first two investment tax credits and provide businesses with the certainty they need to make investment decisions in Canada today. Bill C-59 also includes labour requirements to ensure workers are paid prevailing union wages and apprentices have opportunities to gain experience and succeed in the workforce. With the support and collaboration of Parliamentarians, the government anticipates Bill C-59 receiving Royal Assent before June 1, 2024.

✓	Carbon Capture, Utilization, and Storage investment tax credit: would be available as of January 1, 2022;

✓	Clean Technology investment tax credit: would be available as of March 28, 2023; and,

✓	Labour Requirements: effective as of November 28, 2023, which must be met to receive the maximum tax credit rate for the following investment tax credits:

-	Carbon Capture, Utilization, and Storage investment tax credit;

-	Clean Technology investment tax credit;

-	Clean Hydrogen investment tax credit; and,

-	Clean Electricity investment tax credit.

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The government will soon introduce legislation to deliver the next two investment tax credits:

–	Clean Hydrogen investment tax credit: available as of March 28, 2023; and,

–	Clean Technology Manufacturing investment tax credit: available as of January 1, 2024.

As a priority, the government will work on introducing legislation for the remaining investment tax credits, including the new EV Supply Chain investment tax credit, as well as proposed expansions and enhancements:

–	Clean Electricity investment tax credit: would be available as of the day of Budget 2024, for projects that did not begin construction before March 28, 2023;

–	Expanding Eligibility for the Clean Technology and Clean Electricity investment tax credits to support using waste biomass to generate heat and electricity:

-	The expansion of the Clean Technology investment tax credit would be available as of November 21, 2023; and,

-	The expansion of the Clean Electricity investment tax credit would be available from the day of Budget 2024, for projects that did not begin construction before March 28, 2023.

–

Clean Technology Manufacturing investment tax credit enhancements to provide new clarity and improve access for critical minerals projects. Draft legislation will be released for consultation in summer 2024 and the government targets introducing legislation in fall 2024.

–	The EV Supply Chain investment tax credit: would be available as of January 1, 2024.

Given that the major economic investment tax credits will be available, including retroactively, from their respective coming into force dates, businesses are already taking action to break ground on projects that will reduce emissions, create jobs, and grow the economy. Passing the major economic investment tax credits into law will secure a cleaner, more prosperous future for Canadians today, and tomorrow.

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Figure 4.5

Delivery Timeline for Major Economic Investment Tax Credits

Implementing the Clean Electricity Investment Tax Credit

As the economy grows, Canada’s electricity demand is expected to double by 2050 (Chart 4.7). To meet this increased demand with a clean, reliable, and affordable grid, our electricity capacity must increase by 1.7 to 2.2 times compared to current levels (Chart 4.8). Investing in clean electricity today will reduce Canadians’ monthly energy costs by 12 per cent (Chart 4.9) and create approximately 250,000 good jobs by 2050 (Chart 4.10).

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Canada already has one of the cleanest electricity grids in the world, with 84 per cent of electricity produced by non-emitting sources of generation. Quebec, British Columbia, Manitoba, Newfoundland and Labrador, and Yukon are already clean electricity leaders and generate nearly all of their electricity from non-emitting hydropower—and have more untapped clean electricity potential. Other regions of Canada will require major investments to ensure clean, reliable electricity grids, and the federal government is stepping up to support provinces and territories with these investments.

In Budget 2023, the government announced the new Clean Electricity investment tax credit to deliver broad-based support to implement clean electricity technologies and accelerate progress towards a Canada-wide net-zero electricity grid.

Budget 2024 announces the design and implementation details of the Clean Electricity investment tax credit with the following design features:

-	A 15 per cent refundable tax credit rate for eligible investments in new equipment or refurbishments related to:

○	Low-emitting electricity generation systems using energy from wind, solar, water, geothermal, waste biomass, nuclear, or natural gas with carbon capture and storage.

○	Stationary electricity storage systems that do not use fossil fuels in operation, such as batteries and pumped hydroelectric storage.

○	Transmission of electricity between provinces and territories.

-

The Clean Electricity investment tax credit would be available to certain taxable and non-taxable corporations, including corporations owned by municipalities or Indigenous communities, and pension investment corporations.

-

Provided that a provincial and territorial government satisfies additional conditions, outlined below, the tax credit would also be available to provincial and territorial Crown corporations investing in that province or territory.

-	Robust labour requirements to pay prevailing union wages and create apprenticeship opportunities will need to be met to receive the full 15 per cent tax credit.

The Clean Electricity investment tax credit is expected to cost $7.2 billion over five years starting in 2024-25, and an additional $25 billion from 2029-30 to 2034-35.

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The Clean Electricity investment tax credit would apply to property that is acquired and becomes available for use on or after the day of Budget 2024 for projects that did not begin construction before March 28, 2023. The credit would no longer be in effect after 2034. Similar rules would apply for provincial and territorial Crown corporations, with modifications outlined below.

Provincial and Territorial Crown Corporations

The federal government is proposing that, for provincial and territorial Crown corporations to access to the Clean Electricity investment tax credit within a jurisdiction, the government of that province or territory would need to:

–	Publicly commit to:

1.	Work towards a net-zero electricity grid by 2035; and,

2.

Provincial and territorial Crown corporations passing through the value of the Clean Electricity investment tax credit to electricity ratepayers in their province or territory to reduce ratepayers’ bills.

–	Direct provincial and territorial Crown corporations claiming the credit to publicly report, on an annual basis, on how the tax credit has improved ratepayers’ bills.

If a provincial or territorial government satisfies all the conditions by March 31, 2025, then provincial or territorial Crown corporations investing in that jurisdiction would be able to access the Clean Electricity investment tax credit for property that is acquired and becomes available for use on or after the day of Budget 2024 for projects that did not begin construction before March 28, 2023.

If a provincial or territorial government does not satisfy all the conditions by March 31, 2025, then provincial or territorial Crown corporations investing in that jurisdiction would not be able to access the Clean Electricity investment tax credit until all the conditions have been satisfied. In this case, the Clean Electricity investment tax credit would apply to property that is acquired and becomes available for use from the date when the conditions are deemed to have been satisfied for projects that did not begin construction before March 28, 2023.

The Department of Finance Canada will consult with provinces and territories on the details of these conditions before legislation is introduced this fall.

Additional design and implementation details for the tax credit can be found in the Budget Tax Measures Supplementary Information, under “Clean Electricity investment tax credit.”

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Delivering Clean Electricity with Indigenous, Northern, and Remote Communities

The government has announced significant measures to advance clean electricity projects nationwide. These initiatives include the Clean Electricity investment tax credit, the Smart Renewables and Electrification Pathways Program, and strategic financing through the Canada Infrastructure Bank. Understanding the energy goals and challenges in Indigenous, Northern, and remote communities—such as moving away from diesel—the government has offered unique assistance for projects in these areas, including for planning and feasibility stages. Recent federal investments to support projects with these communities include:

✓  Up to $535 million in Canada Infrastructure Bank financing and $50 million in funding from the Smart Renewables and Electrification Pathways Program for the 250-MW Oneida Energy storage project in Ontario, which is the largest battery storage project in the country.

✓  $173 million in Canada Infrastructure Bank financing and $50 million in funding from the Smart Renewables and Electrification Pathways Program for the Bekevar Wind Power project, an Indigenous-led wind power project in Saskatchewan.

✓  $14.4 million in funding to explore the feasibility of the Kivalliq Hydro Fibre Link, an innovative project that would connect northern Manitoba to southeastern Nunavut to provide electricity and internet access to five communities and one existing mine, helping to transition Northern communities off of diesel and connect them to the rest of Canada.

✓  $9 million in funding from the Smart Renewables and Electrification Pathways Program for the Salay Prayzaan Solar project, which is 100 per cent owned by the Métis Nation of Alberta.

Implementing the Major Economic Investment Tax Credits

The government’s suite of major economic investment incentives is unprecedented in Canadian history, and the government is delivering these supports on a priority basis to attract investment, create good-paying jobs, and grow the economy, while continuing to make progress in the fight against climate change.

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To deliver the major economic investment tax credits, without delay, the government is boosting resources to the Canada Revenue Agency, Natural Resources Canada, and the Department of Finance Canada, which each have a role to play in delivering these support measures. To this end:

Budget 2024 proposes to provide the Canada Revenue Agency up to $90.9 million over 11 years, starting in 2024-25, to administer the new major economic investment tax credits.

Budget 2024 proposes to provide Natural Resources Canada $7.4 million over five years, starting in 2024-25, to provide expert technical advice on engineering and scientific matters related to the major economic investment tax credits and to support the administration of certain investment tax credits with the Canada Revenue Agency.

Budget 2024 proposes to provide the Department of Finance Canada $21.4 million over 11 years, starting in 2024-25, to complete the implementation, including legislation, of the major economic investment tax credits, ensure ongoing evaluation and response to emerging issues, and propose appropriate legislative amendments to the Income Tax Act and Income Tax Regulations.

The Canada Growth Fund

The Canada Growth Fund is a $15 billion arm’s length public investment vehicle launched by the federal government to attract private capital and invest in Canadian projects and businesses, which is led by Canada’s world-leading public sector pension professionals. The Canada Growth Fund investments in clean energy and clean technology are already building Canada’s strong, clean economy and creating good-paying jobs across the country:

–

On October 25, 2023, the Canada Growth Fund made its first investment—a $90 million investment in a groundbreaking geothermal energy company, Calgary’s Eavor Technologies Inc., that is creating meaningful employment opportunities for Albertans and securing the Canadian future of a company at the leading-edge of the global economy.

–

The Canada Growth Fund’s second investment was announced on December 20, 2023—a $200 million direct investment, plus complementary carbon contract offtake agreement, in a world-leading carbon capture and sequestration company, Calgary’s Entropy Inc. to support the reduction of up to one million tonnes of carbon per year. This major investment will support 1,200 good jobs for Albertans and grow the company’s Canadian-based activities.

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–

The Canada Growth Fund’s third investment was announced on March 25, 2024—a $50 million commitment into the Idealist Climate Impact Fund, a clean tech investment fund led by the Montréal-based Idealist Capital. The clean tech fund will manage equity investments into innovative entrepreneurs and businesses that are creating good-paying jobs and accelerating the energy transition.

Carbon Contracts for Difference

A price on pollution is the foundation of Canada’s plan to build a prosperous net-zero economy. It is a system that is fair and that promotes market-driven solutions. The government recognizes the substantial demand from industry and other stakeholders for carbon contracts for difference (CCFDs) as a tool to accelerate investment in decarbonization and clean growth technologies by providing certainty around carbon pricing.

The 2023 Fall Economic Statement announced that the Canada Growth Fund will be the principal federal entity to issue CCFDs, including allocating, on a priority basis, up to $7 billion to issue all forms of contracts for difference and offtake agreements. The Canada Growth Fund is fulfilling this important role as a federal issuer of CCFDs. Building on its initial success, the Canada Growth Fund is assessing the opportunity to expand its carbon contract offerings and is developing approaches that can best serve the different carbon credit markets across Canada:

Budget 2024 announces that the Canada Growth Fund is developing an expanded range of CCFD offerings tailored to different markets and their unique risks and opportunities. The Canada Growth Fund will continue offering bespoke CCFDs and carbon offtake agreements, with a focus on provinces contributing significantly to greenhouse gas emissions reductions.

Building on the insights gained from these transactions, Budget 2024 announces the Canada Growth Fund will explore ways to broaden its approach, for example, by developing off-the-shelf contracts for certain jurisdictions and ways to offer these contracts on a competitive basis for a set amount of emissions reductions.

The Canada Growth Fund has around $6 billion remaining to continue issuing, on a priority basis, all forms of CCFDs and carbon offtake agreements. Budget 2024 announces the government will ensure that the Canada Growth Fund continues to have the resources it needs to fulfill its role as federal issuer of CCFDs. The government is also evaluating options to enhance the Canada Growth Fund’s capacity to offer CCFDs, including by exploring the possibility of a government backstop of certain CCFD liabilities of the Canada Growth Fund.

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CCFDs can help develop robust carbon credit markets, and the federal government has taken action to ensure their success. For example, in 2022, Environment and Climate Change Canada worked with Alberta to ensure that their TIER market was sufficiently stringent so that the projected demand for carbon credits exceeded projected supply, ensuring robust credit demand even as more major decarbonization projects get built and more credits are generated.

Credit markets are largely the responsibility of provinces, and there are opportunities to improve how these markets function. For example, commitments to maintain their industrial carbon pricing systems over the long-term, tighten the stringency of systems as necessary to avoid an oversupply of credits, publishing the price of carbon credits, and recommitting to maintain a price signal of $170 per tonne by 2030 could help improve carbon price expectations for investors. Increased credit price transparency would greatly improve market functioning and provide greater investment certainty, unlocking more decarbonization projects. It would also facilitate the Canada Growth Fund’s efforts to develop off-the-shelf CCFDs and deliver more deals, much quicker across provincial carbon markets.

Budget 2024 announces that Environment and Climate Change Canada will work with provinces and territories to improve the functioning of carbon credit markets, in order to help unlock additional decarbonization projects throughout Canada.

Getting Major Projects Done

Putting Canada on a path to net-zero requires significant and sustained private sector investment in clean electricity, critical minerals, and other major projects. For these investments to be made, Canada’s regulatory system must be efficient and quicker—it shouldn’t take over a decade to open a new mine and secure our critical minerals supply chains.

To that end, Budget 2023 announced an intention to develop a plan to improve the efficiency of the impact assessment and permitting processes for major projects. The Ministerial Working Group on Regulatory Efficiency for Clean Growth Projects was launched to coordinate this work, and drive positive, pro-growth culture change throughout government, to ensure major project approvals come quicker. New major projects create thousands of new, good-paying jobs for Canadians, and the government is focused on getting more done.

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Budget 2024 announces measures to help clarify and reduce timelines for major projects, so they can get built faster:

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Provide $9 million over three years, starting in 2024-25, to the Privy Council Office’s Clean Growth Office to implement the recommendations of the Ministerial Working Group and reduce interdepartmental inefficiencies, including preventing fixation on well-studied and low-risk impacts, ensuring new permitting timelines are upheld throughout departments, and improving data sharing between departments to reduce redundant studies.

-	Launch work to establish a new Federal Permitting Coordinator within the Privy Council Office’s Clean Growth Office.

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Set a target of five years or less to complete federal impact assessment and permitting processes for federally designated projects, and a target of two years or less for permitting of non-federally designated projects;

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Issue a Cabinet Directive to drive culture change, achieve new targets, and set out clear federal roles and responsibilities within and across departments with the objective of getting clean growth projects built in a timely and predictable manner;

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Build a Federal Permitting Dashboard that reports on the status of large projects which require permits, to improve predictability for project proponents, and increase the federal government’s transparency and accountability to Canadians; and,

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Set a three-year target for nuclear project reviews, by working with the Canadian Nuclear Safety Commission and Impact Assessment Agency of Canada, and consider how the process can be better streamlined and duplications reduced between the two agencies.

To advance the principle of “one project, one review”, Budget 2024 proposes to:

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Amend the Impact Assessment Act to respond to the October 2023 Supreme Court of Canada decision that ruled that elements of the Act are unconstitutional. The proposed amendments will ensure the Act is constitutionally sound, facilitating efficient project reviews while advancing Canada’s clean growth and protecting the environment. An amended Act will provide certainty for businesses and investors through measures that include increasing flexibility in substitution of assessments to allow for collaboration and avoid interjurisdictional duplication, clarifying when joint federal-provincial review panels are possible, and allowing for earlier Agency screening decisions as to whether a full impact assessment is required after the Planning phase. The amended Act will remain consistent with the United Nations Declaration on the Rights of Indigenous Peoples Act;

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Enhance coordination across orders of government using the tools available under the Impact Assessment Act and permitting coordination mechanisms, to reduce duplication and minimize the burden of regulatory processes on project proponents and Indigenous groups; and,

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Engage Northern Premiers, Indigenous communities, industry, and other partners to discuss transformative changes to their unique project review frameworks, to ensure the North is also prepared to assess and build clean growth projects.

To improve engagement and partnerships, including with Indigenous partners, Budget 2024 also announces the government will:

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Advance Indigenous participation in major projects, through the Indigenous Loan Guarantee Program detailed in Chapter 6, which will provide more opportunities for Indigenous communities to benefit from the significant number of natural resource and energy projects proposed to take place in their territories;

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Work to establish a Crown Consultation Coordinator to ensure efficient and meaningful Crown consultation with Indigenous peoples on the issuance of federal regulatory permits to projects that do not undergo federal impact assessments. The government will consult First Nations, Inuit, Métis, and Modern Treaty and Self-Governing Indigenous partners on the design of the Crown Consultation Coordinator. The Impact Assessment Agency of Canada will continue to be the Crown consultation body for all federal decisions related to projects that undergo federal impact assessments; and,

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Improve Indigenous capacity for consultation by advancing the co- development and implementation of consultation protocol agreements and resource centres, led by Crown-Indigenous Relations and Northern Affairs Canada.

More details on the Ministerial Working Group’s recommendations will be published in an Action Plan in spring 2024. Additionally, further analysis of opportunities for improving the efficiency of the impact assessment process will be undertaken as part of the five-year review of the Impact Assessment Act’s designated project list, which will occur later this year, following coming into force of the amended Act. This review will be undertaken in consultation with the public, including with Indigenous partners.

Getting major projects built means more jobs, in more regions across Canada, and more opportunities for the next generation of workers.

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Securing the Canadian Biofuels Industry

Biofuels and biogas are renewable energy sources sustainably made from plants or biowaste, such as canola crops and landfill emissions. Not only do they generate fewer greenhouse gas emissions compared to fossil fuels, they also represent a unique opportunity for the Canadian economy. The industry supports agriculture and forestry jobs and can help decarbonize key sectors like marine, aviation, rail, and heavy industry. Canada’s Clean Fuel Regulations, in place since 2022, are helping drive the production and adoption of specific biofuels in Canada.

The government is proposing new measures to support biofuels production in Canada, with a focus on renewable diesel, sustainable aviation fuel, and renewable natural gas, aiming to capitalize on the increasing demand for these fuels and strengthen Canada’s position in the market. Budget 2024 announces:

The government’s intention to disburse up to $500 million per year from Clean Fuel Regulations compliance payment revenues to support biofuels production in Canada, subject to sufficient compliance payments being made to the federal government. More details will be announced in the 2024 Fall Economic Statement.

The government will also retool the Clean Fuels Fund to deliver funding faster, and extend the Fund for an additional four years, until 2029-30. With reprofiled funding proposed through this extension, a total of $776.3 million will be available to be deployed from 2024-25 to 2029-30 to support clean fuel projects. The program will shift to a continuous intake process, and streamlined negotiations and decision-making processes will expedite delivery. By the end of this year, Natural Resources Canada will launch another call for proposals under the extended Clean Fuels Fund.

The Canada Infrastructure Bank will invest at least $500 million in biofuels production under its green infrastructure investment stream.

Advancing Nuclear Energy, Nuclear Research, and Environmental Remediation

Non-emitting, nuclear energy is one of the key tools in helping the world reach net-zero emissions by 2050. Canada stands out as one of the few countries to have developed and deployed its own nuclear technology, the CANDU. And the robust Canadian supply chains built around CANDU not only generate high-skilled jobs and foster research and development but also play a role in creating affordable and clean electricity. Canada’s nuclear sector also produces medical isotopes essential for radiation therapy and diagnosing heart disease.

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Canada is a Global Nuclear Energy Leader

Over the last few years, the government has announced significant investments and action to advance nuclear energy:

Large Reactors:

✓  Canada has committed up to $3 billion in export financing to Romania to support the construction of two new CANDU reactors, reducing Romania’s reliance on Russian energy while boosting their own energy security and their neighbours’, all while supporting Canadian jobs. Canadian supply chains will participate in the construction and maintenance of these reactors over their multi-decade operating life.

✓  The government announced $50 million in funding to support Bruce Power’s large nuclear expansion.

Small Modular Reactors (SMRs):

✓  The Canada Infrastructure Bank announced a $970 million investment to support Ontario Power Generation in building the first grid-scale SMR among G7 nations at Darlington.

✓  The Strategic Innovation Fund has committed $94.7 million to accelerate the development of three different next generation SMR designs.

✓  The government announced $74 million in funding to support SaskPower’s SMR development.

✓  The government announced $120.6 million to enable the deployment of SMRs through various activities such as building regulatory capacity. Major Economic Investment Tax Credits:

✓  The Clean Electricity and Clean Technology Manufacturing investment tax credits announced in Budget 2023 would support investments in nuclear electricity generation, nuclear power supply chains, and nuclear fuel production, which are part of the solution for a clean economy transition. Sustainable Finance:

✓  The government updated its Green Bond Framework to make certain nuclear energy expenditures eligible.

Budget 2024 is announcing new measures to help get nuclear projects built in a timely, predictable, and responsible fashion.

Canadian Nuclear Laboratories conducts nuclear science research that helps advance clean energy and medical technologies, as well as environmental remediation and waste management of historic nuclear sites. This work is overseen by Atomic Energy of Canada Limited, a Crown corporation responsible for enabling nuclear science and technology and ensuring environmental protection at nuclear sites.

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Budget 2024 proposes to provide $3.1 billion over 11 years, starting in 2025-26, with $1.5 billion in remaining amortization, to Atomic Energy of Canada Limited to support Canadian Nuclear Laboratories’ ongoing nuclear science research, environmental protection, and site remediation work.

Canada-U.S. Energy Transformation Task Force

On March 24, 2023, the Canada-U.S. Energy Transformation Task Force was launched by Prime Minister Trudeau and President Biden, as a one-year joint initiative to support our collective energy security and economic growth as we transition to a clean energy future. Canada is pleased to announce the renewal of the Energy Transformation Task Force for an additional year.

Since its creation, the Energy Transformation Task Force has driven significant progress towards more secure and resilient Canada-U.S. supply chains for critical minerals, nuclear fuels, and green steel and aluminum.

Canada is a global leader in the supply of responsibly sourced critical minerals. The government is investing $3.8 billion through the Canadian Critical Minerals Strategy to further develop Canadian value chains for critical minerals needed for our green and digital economy, including the new Critical Mineral Exploration Tax Credit. The Strategy will be further enabled by enhancements to the Clean Technology Manufacturing investment tax credit, and Canada’s new Electric Vehicle Supply Chain investment tax credit.

Canada is building on our strong partnership with the U.S. on critical minerals, underpinned by the Canada-U.S. Joint Action Plan on Critical Minerals Collaboration. Under the Energy Transformation Task Force, we have redoubled efforts to address issues of mutual concern such as bolstering supply security for critical minerals. Our government will continue to work in close collaboration with industry partners and our allies to support cross-border priority critical mineral projects that advance our shared interests.

Nuclear energy will play a key role in achieving net-zero greenhouse gas emissions. Canada is a Tier-1 nuclear nation with over 70 years of technological leadership, including our own national reactor technology, and a strong domestic supply chain that includes the world’s largest deposit of high-grade natural uranium. Our government is taking action to support the growth of nuclear energy, including through the Clean Electricity investment tax credit, the Clean Technology Manufacturing investment tax credit, the Strategic Innovation Fund, the Canada Infrastructure Bank, and an updated Green Bond Framework that includes certain nuclear expenditures.

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Canada-U.S. Energy Transformation Task Force

At COP28, the government and likeminded partners reaffirmed their commitment to triple nuclear energy capacity and promote public-private investment to strengthen supply chains and reduce reliance on non-allied countries for nuclear fuel needed for advanced and conventional nuclear energy. Through the Energy Transformation Task Force, Canada will continue to engage industry and international partners with a view to announcing concrete measures later this spring to bolster North American nuclear fuel supply chains.

Canadian steel and aluminum—among the greenest in the world—are important pillars of integrated North American manufacturing supply chains and key products to support the net-zero transition. We have invested significantly to further decarbonize our steel and aluminum sectors and to maintain their competitiveness in the green economy. As well, earlier this year, our government announced actions to increase the transparency of steel import data that will help provide more details on the origins of imported steel and align our practice with the U.S. We will continue to collaborate with the U.S. to promote common approaches for trade in low emissions green steel and aluminum goods.

Canada will continue to advance its work in partnership with the U.S., to reduce our shared exposure to production and supply chains controlled by non-likeminded countries, including by attracting investment in EV supply chains, solar, and more.

Clean Growth Hub

The Clean Growth Hub is the federal government’s main source of information and advice on federal funding and other supports for clean technology projects in Canada. It directly supports up to 1,100 companies and organizations every year, ranging from emerging small businesses to Canada’s world-leading clean tech companies.

Together, Innovation, Science and Economic Development Canada and Natural Resources Canada partner with 16 other departments and agencies to offer this one-stop shop to help businesses seeking to invest in Canada and create net-zero growth navigate the federal government’s numerous clean economy programs and incentives—unlocking new investment and creating good jobs for Canadian workers.

To continue supporting clean technology stakeholders to identify and access relevant support and advice, Budget 2024 proposes to provide $6.1 million over two years, starting in 2024-25, for the Clean Growth Hub.

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Made-in-Canada Sustainable Investment Guidelines

The government recognizes the importance of promoting credible climate investment and combating greenwashing, to protect the integrity and fairness of the clean economy. This is critical for fostering investor confidence and mobilizing the private investment that Canada needs to help achieve a net-zero by 2050 economy.

As announced in the 2023 Fall Economic Statement, the Department of Finance Canada is working with Environment and Climate Change Canada and Natural Resources Canada to undertake next steps, in consultation with regulatory agencies, the financial sector, industry, and independent experts, to develop a taxonomy that is aligned with reaching net-zero by 2050.

This work is being informed by the Sustainable Finance Action Council’s Taxonomy Roadmap Report, which provided the government with recommendations on the design of a taxonomy to identify economic activities that the financial sector could label as “green” or “transition.” The government will provide an update on the development of a Canadian taxonomy later this year.

4.3 Growing Businesses to Create More Jobs

Small- and medium-sized businesses are an integral engine of Canada’s economy, and they employ about 64 per cent of Canadian workers. Entrepreneurs, local small business, start-ups, growing medium-sized businesses—everywhere in Canada, there are people with good ideas, ready to grow their businesses and create good jobs. The government is ensuring Canada’s investment climate sets businesses up for success.

For economic growth to reach the pace that is needed, existing businesses need support to stay competitive and scale-up. The government is taking action to help businesses scale-up their technological innovations, and implement productivity-raising technology across the economy. By cutting red tape, new and existing businesses can grow faster. Boosting access to financing from financial Crown corporations and encouraging Canada’s large public pension funds to put their investments to work here at home will unlock new growth opportunities for Canadian businesses.

Through Budget 2024, the government is making it easier for new businesses to start-up and for existing businesses to grow by cutting red tape, and providing the tools businesses need to scale-up. The government is also taking steps to have Canadian public institutions and Crown corporations put their capital to work here at home and seize opportunities to increase Canada’s growth and productivity.

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Key Ongoing Actions

The federal government has set up a range of programs and initiatives to help small and medium businesses thrive, and foster economic growth, including:

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Supporting small- and medium-sized businesses to hire 55,000 first year apprentices in construction and manufacturing Red Seal Trades through a grant of $5,000 towards upfront costs, such as salaries and training.

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Maintaining the lowest marginal effective tax rate (METR) in the G7, and a 5.2 percentage point competitive advantage over the average U.S. METR, to ensure Canada is a competitive place to do business.

✓	Budget 2022 cut taxes for Canada’s growing small businesses by more gradually phasing out their access to the small business tax rate.

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Secured commitments with Visa and Mastercard to lower credit card interchange fees for small businesses while protecting reward programs for consumers. These reductions are expected to save eligible Canadian small businesses approximately $1 billion over five years.

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Ongoing support for small- and medium-sized businesses through Canada’s seven Regional Development Agencies, including over $3.7 billion since 2018 to help businesses scale-up and innovate through the Regional Economic Growth through Innovation program.

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Almost $7 billion since 2018 for the Women Entrepreneurship Strategy to help women-owned businesses access the financing, networks, and expertise they need to start-up, scale-up, and access new markets.

✓	Enhancements to the Canada Small Business Financing Program, increasing annual financing to small businesses by an estimated $560 million.

✓	Up to $265 million for the Black Entrepreneurship Program to help Black business owners and entrepreneurs succeed and grow their businesses.

✓	$150 million investment in the Indigenous Growth Fund, to help recruit other investors, and in turn provide a long-term source of capital to support continued success for Indigenous businesses.

✓	$49 billion in interest-free, partially forgivable loans of up to $60,000 to nearly 900,000 small businesses and not-for-profit organizations through the Canada Emergency Business Account (CEBA).

National Regulatory Alignment

Barriers to internal trade are preventing Canada from reaching its economic potential. These barriers, most commonly the 13 different sets of regulations for each province and territory, hold back businesses from trading across provincial and territorial borders, restrict workers from moving between provinces and territories, and can increase costs for businesses as they work to overcome regulatory hurdles.

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By addressing barriers to internal trade, including harmonizing regulations between provinces and territories, we can create more opportunities for Canadian businesses to grow and make life more affordable for all Canadians through greater competition and consumer choice. According to the International Monetary Fund, Canada could increase its gross domestic product (GDP) per capita by as much as 4 per cent—or $2,900 per capita estimated in 2023 dollars through the reduction of internal trade barriers for interprovincial trade of goods.

In 2022, the federal government launched the Federal Action Plan to Strengthen Internal Trade, which is guiding work with the provinces and territories to cut red tape. This includes a rigorous assessment of remaining federal exceptions in the Canadian Free Trade Agreement (CFTA) and important investments in trade data and research.

Two significant milestones have now been reached, with further actions upcoming in 2024:

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The removal and streamlining of one third of all federal exceptions in the CFTA. This means the removal of 14 exceptions related to procurement that will provide Canadian businesses more opportunities to compete to deliver government goods and services. By the end of 2024, the federal government will publicly release the rationale for all remaining exceptions, and encourages provinces and territories to do the same.

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The launch of the new Canadian Internal Trade Data and Information Hub on April 3, 2024. The Hub is an open and accessible data platform that will provide governments, businesses, and workers with timely, free information to help them make choices about where to invest and where to work. The Hub will help shine a light on where labour mobility barriers are highest and where unnecessary red tape costs businesses time and money.

The federal government is committed to working with provinces and territories to ensure goods, services, and workers move seamlessly across the country by advancing the mutual recognition of regulatory standards and eliminating unnecessary red tape for full labour mobility in the construction, health, and child care sectors.

Budget 2024 announces that the government will launch the first-ever Canadian Survey on Interprovincial Trade in June 2024, to engage thousands of Canadian businesses on the challenges they face when buying, selling, and investing across provincial and territorial borders. The survey’s insights will help identify top interprovincial barriers so that they can be eliminated.

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As detailed in Chapter 1, the federal government is also leveraging federal housing financing to encourage provinces and territories to align their building codes, including to support modular housing construction, to make it easier to build more homes, faster.

The federal government will announce further progress to align the regulatory environment across the country in due course.

The New Canada Carbon Rebate for Small Businesses

Canada’s small- and medium-sized businesses keep main streets flourishing across the country, create jobs, and deliver the dream of entrepreneurship. It is essential that these businesses thrive so they can continue being the bedrock of our communities and our economy.

Pollution has a cost, one which will only rise this century as climate change causes intensifying natural disasters and more severe health effects, as detailed in Chapter 5. Canada’s carbon pricing system includes a federal backstop for provinces and territories that don’t put their own system in place. It’s a system designed to be fair and affordable—for households, Indigenous communities, farmers, and businesses—while reducing the pollution that is causing climate change.

The government is delivering on its commitment to return proceeds from the price on pollution to small-and medium-sized businesses, by announcing an accelerated and automated return process to provide direct refunds to small and medium-sized businesses in the provinces where the federal fuel charge applies—the new Canada Carbon Rebate for Small Businesses.

Budget 2024 proposes to urgently return fuel charge proceeds from 2019- 20 through 2023-24 to an estimated 600,000 businesses, with 499 or fewer employees through a new refundable tax credit. This would deliver over $2.5 billion directly to Canada’s small- and medium-sized businesses.

-	Proceeds would be returned directly to eligible corporations through direct payments from the Canada Revenue Agency (CRA), separately from CRA tax refunds.

-	To receive their proceed return for each fuel charge year, corporations would be required to have filed their tax return for 2023 by July 15, 2024.

-	The proposal would return proceeds for future fuel charge years, including 2024-25, in a similar manner each year.

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Environment and Climate Change Canada continues to consult with Indigenous governments on how best to directly return fuel charge proceeds to their communities, and will announce next steps soon. The share of fuel charge proceeds allocated to Indigenous governments will double to 2 per cent of direct proceeds beginning this year.

Unlocking New Opportunity Through Financial Crown Corporations

Canada’s financial Crown corporations support economic growth by helping businesses get the financing they need to grow; helping farmers and agri-businesses invest in new equipment and technology and support their operations; and helping companies sell their products around the world.

Canadians expect the government to make the most of their tax dollars. That is why in the 2023 Fall Economic Statement the government announced it would be reviewing the operations of the Business Development Bank of Canada, Export Development Canada, and Farm Credit Canada. Based on this review:

Budget 2024 announces changes to the Capital and Dividend Policy Framework for Financial Crown Corporations in order to increase the focus on output-based metrics such as economic growth and to ensure that financial Crown corporations follow best practices of peer organizations in similar international jurisdictions, not private sector actors.

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The amended Framework has also introduced a target solvency rating for financial Crown corporations in cases where the Office of the Superintendent of Financial Institutions has no legislative supervisory role. The amended Framework can be found in the: Capital and Dividend Policy Framework for Financial Crown Corporations.

Budget 2024 announces new guidance to these institutions to mobilize more financing, and take on greater risk, in order to get more support to the Canadian businesses that need it. In addition to this overarching guidance, Budget 2024 identifies specific new areas for these Crown corporations to focus on:

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The Business Development Bank of Canada should increase financing for promising new and high-growth businesses and accelerate reorientation of its venture capital investments toward emerging and higher-risk sectors to help attract more private capital.

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Export Development Canada should leverage its full toolkit and authorities, including by updating internal risk management guidance to facilitate greater risk taking across its portfolio. Recognizing that success for Canadian exporters in highly competitive markets and sectors at times requires additional targeted support, Export Development Canada should also create a new stretch capital

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envelope to maximize potential for exporters in areas of strategic importance for Canada by taking on greater risk in deploying its capital. Having Export Development Canada take on more higher-risk, higher-impact transactions itself will reduce the need for direct support through the Canada Account. Further implementation details, including the scale and scope of the envelope, will be identified over the coming months.

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Farm Credit Canada should continue to pursue opportunities to support agri-food and agribusiness, including through venture capital investment, and further deployment of technologies to mitigate climate change. The government intends to amend the Farm Credit Canada Act to require regular legislative reviews that ensure Farm Credit Canada’s activities are aligned with the sector’s needs.

In focusing their mandate on driving economic growth and productivity, these Crown corporations are also expected to prioritize new financing, insurance, and advisory support to under-financed business owners, as well as increase their public reporting and engagement with Canadians. The performance incentives of senior leaders are expected to align with their organizations taking on increased risk appetite in support of economic growth objectives. For Export Development Canada, performance incentives should also encourage alignment of business activities with countries that have free trade agreements with Canada.

Investing in Canadian Start-Ups

Venture capital financing gives Canadian entrepreneurs the resources they need to start-up, scale-up, and become the next generation of Canadian anchor companies. Financing can help take new ideas from lab to market, while creating high-quality, middle-class jobs.

The Venture Capital Catalyst Initiative (VCCI) strengthens Canada’s venture capital ecosystem by co-investing with the private market, discovering and nurturing the next generation of globally recognized Canadian companies, and generating returns for private and public investors alike. Since 2016, the government has invested $821 million through VCCI, delivering support to over 300 companies across Canada.

Building on this momentum, Budget 2024 proposes to provide $200 million over two years, starting 2026-27, on a cash basis, to increase access to venture capital for equity-deserving entrepreneurs, and to invest in underserved communities and outside key metropolitan hubs.

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Encouraging Pension Funds to Invest in Canada

Keeping Canada’s vibrant economy strong for future generations of Canadians requires significant capital investments in our businesses, industries, and communities. Attracting higher levels of investment into Canada from all sources, including foreign and domestic private and institutional investors will raise Canada’s productivity and increase living standards for all Canadians.

Pension plans are a critical pillar in Canada’s retirement income system that ensures Canadians can enjoy a secure and dignified retirement. Canadian pension funds hold over $3 trillion in assets, which are invested both at home and abroad to provide secure retirement income for plan members and retirees.

The government believes that encouraging pension funds to invest in Canada more would help grow the Canadian economy and provide the stable long-term returns needed to deliver strong pensions for Canadians. In the 2023 Fall Economic Statement, the government committed to improving transparency around pension funds’ investments and to working collaboratively with Canadian pension funds to create an environment that encourages and identifies more domestic investment opportunities for pension funds and other responsible institutional investors.

Canadian pension funds rely on their strong governance practices and diversified portfolios to deliver Canadians’ pensions, with assets including public and private equity, infrastructure, real estate, and bonds. Canada’s own economy is full of investment opportunities in these asset classes that could provide valuable contributions to pension fund portfolios. Opening up more opportunities for investment by pension funds in these domestic assets would help one of Canada’s largest pools of savings contribute to the growth of the Canadian economy.

Further engagement with industry experts and pension funds will guide the government’s way forward on ways to make more domestic investments available that meet the needs of pension funds.

Budget 2024 announces the government, working with pension plans, will create a working group, led by Stephen Poloz (former Governor of the Bank of Canada), and supported by the Deputy Prime Minister and Minister of Finance, to explore how to catalyze greater domestic investment opportunities for Canadian pension funds. This working group will identify priority investment opportunities that will grow Canadians’ pension savings – that meet Canadian pension plans’ fiduciary and actuarial responsibility, spur innovation, and drive economic growth. Its efforts will focus on areas, such as:

-	digital infrastructure and AI investment;

-	physical infrastructure;

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-	airport facilities;

-	venture capital investments;

-	building more homes, including on public lands; and,

-	the removal of the 30 per cent rule for domestic investments.

To support investments in airport facilities, the Minister of Transport will release a policy statement this summer that highlights existing flexibilities under the governance model for Canada’s National Airport System airports to attract capital, including from pension funds.

Following up on the 2023 Fall Economic Statement, Budget 2024 also proposes to amend the Pension Benefits Standards Act, 1985 to enable and require the Office of the Superintendent of Financial Institutions to publicly release information related to the plan investments of large federally regulated pension plans.

The information to be disclosed would be set out in regulations and would include the distribution of plan investments by jurisdiction and, within each jurisdiction, by asset class.

The government will continue to engage with provinces and territories to discuss similar disclosures by Canada’s largest pension plans in a simple and uniform format.

Boosting Regional Economic Growth

To build a brighter future for communities across the country, Canada’s Regional Development Agencies help businesses and innovators grow to fuel economic growth and create good middle class jobs. Through the Regional Economic Growth through Innovation program, businesses can access funding to scale-up, implement new technologies, improve productivity, and find new markets, helping to develop prosperous and inclusive communities across the country.

To create jobs and boost regional economic growth, Budget 2024 proposes to provide an additional $158.5 million over two years, starting in 2024-25, on a cash basis, to Canada’s Regional Development Agencies for the Regional Economic Growth through Innovation program. A portion of this funding will be dedicated to housing innovation.

This support builds on the $200 million that Regional Development Agencies will deliver to businesses for AI adoption.

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Cutting Red Tape to Boost Innovation

For innovative businesses to scale-up new ideas, they need certainty that they will be able to bring their product to market. But existing regulation can often be too outdated to fit the needs of new technologies.

To ensure regulation keeps pace with the speed of new innovations, rather than hold innovation back, the government is advancing work on regulatory “sandboxes” to create temporary rules to enable testing of products, services, or new regulatory approaches.

Budget 2024 announces the government’s intent to introduce amendments to the Red Tape Reduction Act to broaden the use of regulatory sandboxes across government. The changes will enable innovation by offering limited exemptions to existing legislation and regulations, streamlining the regulatory system, and reforming regulations to modern business realities.

Supporting the Canadian Chamber of Commerce’s Business Data Lab

Since 2022, the Canadian Chamber of Commerce has collaborated with Statistics Canada to provide Canadian businesses with insights and information through the Business Data Lab. This initiative provides access to real-time information and analysis, that helps Canadian businesses stay informed, and make decisions that help them stay strong and support workers.

To advance this work, Budget 2024 proposes to provide $7.2 million over three years, starting in 2024-25, to support the Canadian Chamber of Commerce’s Business Data Lab.

4.4 A Strong Workforce for a Strong Economy

Building an economy that is fair for everyone means making sure that every generation can seize the opportunities of the government’s investments to grow the economy and create jobs.

Investing in new jobs and skills support for younger Canadians will help them get that first good job or start their first business. Strengthening labour laws and safeguarding the rights of workers will help ensure more jobs are good jobs. Skills and education investments for the next generation of workers will lead to higher productivity and benefit businesses in Canada and looking to invest in Canada who can tap into a robust, highly skilled workforce.

The federal government’s generational job-creating investments today lay the groundwork for a brighter tomorrow, where good job opportunities are available to everyone.

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Key Ongoing Actions

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Helping over one million Canadians each year upgrade their skills or find new jobs by investing nearly $3 billion annually in Canada’s Labour Market Development Agreements and Workforce Development Agreements with provinces and territories.

✓	Supporting a trades workforce that is skilled, inclusive, certified, and productive through the Canadian Apprenticeship Strategy.
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Equipping close to 105,000 Canadian workers with the skills they need by increasing access to union-led training through the Union Training and Innovation Program since 2019-20, and supporting over 45,000 apprentices through interest-free Canada Apprentice Loans since 2018-19.

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Introducing labour requirements for prevailing union wages and apprenticeship opportunities in most major economic investment tax credits to ensure Canadian workers thrive in the growing clean economy.

✓	Ensuring workers have time to recover when they get sick, by providing ten days of paid sick leave for all federally regulated workers.
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Banning the use of replacement workers during a strike or lockout in federally regulated workplaces to protect workers’ right to strike and support a fairer collective bargaining process during labour disputes.

Empowering Young Entrepreneurs

Futurpreneur Canada is a national not-for-profit organization that provides young entrepreneurs with access to financing, mentorship, and other business supports to help them launch and grow their business. For over two decades, Futurpreneur Canada’s programs and offerings, supported by $161.5 million in federal funding, have helped over 17,700 young entrepreneurs to launch more than 13,900 businesses across the country, supporting thousands of jobs since its inception.

To empower young entrepreneurs, Budget 2024 proposes to provide $60 million over five years, starting in 2024-25, for Futurpreneur Canada. Futurpreneur Canada will match this federal investment with funding received from other orders of government and private sector partners.

By 2029, Futurpreneur Canada estimates this investment will enable an estimated 6,250 additional youth-owned businesses to launch and scale-up their businesses.

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Futurpreneur Helps Young Entrepreneurs Scale-up Their Businesses

Sarah is a recent university graduate who wants to launch a sustainable clothing manufacturing company, but is unsure where to begin. She learns about Futurpreneur Canada. After visiting their website, she finds resources to help develop and test her business model, write a business plan and even attends a webinar to answer her questions. Now, Sarah feels confident and prepared to launch her business, but is having difficulty securing financing.

She decides to apply to Futurpreneur’s Startup Program to take advantage of their financing and mentorship offering. Futurpreneur helps her finalize her business plan and cash flow, collects the necessary documentation, reviews her application and determines her business is a good fit, and provides her with financing and mentoring to help launch her business and start making sales.

Sarah is matched with an experienced business mentor who will provide her with guidance and reassurance over the next two years and receives financing of up to $20,000 from Futurpreneur and up to $40,000 from BDC to help start her business. She is also connected to various networking events with experts and other young entrepreneurs to build her business network and gain peer advice.

Investing in a Strong Workforce for a Strong Economy

Investments since Budget 2017 in skills training measures include:

Labour Market Transfer Agreements: Annual investment of nearly $3 billion enabling provinces and territories to deliver training and employment supports tailored to their unique labour market needs.

Union-based training: Over $200 million through Budget 2022 and Fall Economic Statement 2022 to expand the Union Training and Innovation Program to train more than 30,000 additional apprentices and journeypersons.

Employer-led training: Budget 2021 announced the Sectoral Workforce Solutions Program to help key sectors of the economy, including the construction sector, implement solutions to address their current and emerging workforce needs. Budget 2021 also announced $250 million for the Upskilling for Industry Initiative to support more than 15,000 workers. Budget 2024 proposes $50 million over four years to provide skills training for workers in sectors disrupted by AI, and $10 million over two years to train more early childhood educators, building up the talent needed for the expansion of affordable, high-quality child care.

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Investing in a Strong Workforce for a Strong Economy
Apprenticeship Service: Launched the Apprenticeship Service to help first year apprentices in construction and manufacturing Red Seal trades connect with opportunities at small and medium-sized employers. Budget 2024 proposes to provide $90 million over two years for the Apprenticeship Service to help create placements in the residential construction sector.

Skilled Trades Awareness and Readiness Program: Budget 2018 announced the Skilled Trades Awareness and Readiness Program to help Canadians explore the trades and make informed career choices. Budget 2024 proposes $10 million over two years to continue to encourage Canadians to explore and prepare for careers in the skilled trades.

Sustainable Jobs Training Fund: Recently launched the Sustainable Jobs Training Fund to help workers upgrade or gain new skills for jobs in the low-carbon economy.

Indigenous-led training: $99.4 million per year through the co-developed Indigenous Skills and Employment Training (ISET) Program to help Indigenous people improve their skills and find employment.

Financial support for adult learners: About $250 million per year for the Canada Training Credit, which covers up to 50 per cent of eligible training fees.

Affordability for Apprentices: Eliminated Elimination of interest on Canada Apprentice Loans, which provides up to $4,000 per period of technical training for tuition, tools, equipment, living expenses and forgone wages.

Apprenticeship Requirements for Clean Economy Investment Tax Credits: to access the highest tax credit rates, projects must dedicate at least 10 per cent of labour hours performed by covered workers to apprentices. This provides apprentices with the crucial hours they need to complete their training.

Economic Growth for Every Generation 209

Establishing a Right to Disconnect

Everyone needs some downtime; it is essential for well-being and mental health. As the nature of work in many industries has become increasingly digital, workers are finding it increasingly difficult to disconnect from their devices and inboxes after hours and on weekends. This has particularly impacted Millennial and Gen Z workers, many of whom have worked their whole careers without firm separation between work and personal time.

The government is taking action to restore work-life balance for the many workers in federally regulated industries, including but not limited to financial services, telecommunications, and transportation, by moving forward with a right disconnect from work, outside of their working hours.

Budget 2024 proposes to provide $3.6 million over five years, starting in 2024-25, and $0.6 million ongoing to enable the Labour Program at Employment and Social Development Canada to implement legislative amendments to the Canada Labour Code that would require employers in federally regulated sectors to establish a right to disconnect policy limiting work-related communication outside of scheduled working hours.

-	This is expected to benefit up to 500,000 employees in federally regulated sectors.

Further, on the topic of worker misclassification, Employment and Social Development Canada and the Canada Revenue Agency will enter into necessary data-sharing agreements to facilitate inspections and enforcement.

Modernizing the Employment Equity Act

Through the Employment Equity Act, the government promotes and improves equality and diversity in federally regulated workplaces. Since the introduction of the Employment Equity Act, continued progress has been made to address inequalities, but some workers are still facing barriers to employment and many federal workplaces fail to reflect the full diversity of Canada’s population. That is why, in 2021, the government launched an arm’s length Task Force to review the Act and advise on how to modernize the federal employment equity framework.

Following the recommendations of the Task Force, Budget 2024 announces the government’s intention to propose legislative amendments to modernize the Employment Equity Act, including by expanding designated equity groups.

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Examining Critical Port Operations

Labour disputes and work stoppages at Canadian ports can lead to serious economic impacts by disrupting supply chains. To protect port workers and resolve the structural issues underlying port labour disputes, in 2023, the government launched the first phase of a formal review in collaboration with industrial relations experts.

Budget 2024 proposes to provide $3.1 million over two years, starting in 2024-25, to enable the Labour Program at Employment and Social Development Canada to complete the second phase of its review, which will explore long-term solutions to minimize labour disputes, respect the collective bargaining process, and secure the stability of Canada’s supply chains. This funding would be sourced from existing departmental resources.

Extending Temporary Support for Seasonal Workers

Many seasonal workers—including in fishing and tourism sectors in Atlantic Canada and Quebec—rely on Employment Insurance for the support they need between work seasons. To address gaps in Employment Insurance support between seasons, the government introduced temporary rules in 2018 to provide up to five additional weeks—for a maximum of 45 weeks—to eligible seasonal workers in 13 economic regions. This support is set to expire in October 2024.

Budget 2024 proposes to extend this support for seasonal workers in targeted regions until October 2026. The cost of this measure is estimated at $263.5 million over four years, starting in 2024-25.

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Chapter 4

Economic Growth for Every Generation

millions of dollars

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total

4.1. Boosting Research, Innovation, and Productivity	0	1,103	1,641	1,684	929	1,584	6,941

Strengthening Canada’s AI Advantage	0	85	210	440	720	895	2,350

Safe and Responsible Use of AI	0	11	17	10	10	10	59

Using AI to Keep Canadians Safe	0	1	2	2	1	1	7

Incentivizing More Innovation and Productivity	0	755	855	490	-795	-580	725

Boosting R&D and Intellectual Property Retention	0	0	150	150	150	150	600

Enhancing Research Support	0	75	153	286	517	764	1,795
World-Leading Research Infrastructure	0	18	123	148	156	164	608
Less: Funds Sourced from Existing Departmental Resources	0	-9	-32	-27	-19	-19	-108

Year-Over-Year Reallocation of Funding	0	9	12	7	0	0	27

Investing in Homegrown Research Talent	0	142	146	178	189	200	855

Advancing Space Research and Exploration	0	9	0	0	0	0	9

Accelerating Clean Tech Intellectual Property Creation and Retention	0	7	8	0	0	0	15

4.2. Attracting Investment for a Net-Zero Economy	0	26	-180	-179	-208	33	-507

A New EV Supply Chain Investment Tax Credit	0	0	0	0	5	75	80
Implementing the Clean Electricity Investment Tax Credit	0	980	1,230	1,410	1,630	1,985	7,235

Less: Funds Previously Provisioned in the Fiscal Framework	0	-801	-1,403	-1,904	-2,205	-2,405	-8,718

Implementing the Major Economic Investment Tax Credits	0	14	13	13	13	13	66

Getting Major Projects Done	0	3	3	3	0	0	9

Securing the Canadian Biofuels Industry[1]	0	-173	-104	96	125	125	69

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	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total
Advancing Nuclear Energy, Nuclear Research, and Environmental Remediation	0	0	105	220	241	257	825

Less: Funds Sourced from Existing Departmental Resources	0	0	-28	-17	-17	-17	-79

Clean Growth Hub	0	3	3	0	0	0	6

4.3. Growing Businesses to Create More Jobs	0	1,342	-1,228	22	20	0	156

The New Canada Carbon Rebate for Small Businesses	0	1,285	-1,285	0	0	0	0

Investing in Canadian Start- Ups	0	0	0	20	20	0	40

Boosting Regional Economic Growth	0	55	54	0	0	0	109
Supporting for the Canadian Chamber of Commerce’s Business Data Lab	0	2	2	2	0	0	7

4.4. A Strong Workforce for a Strong Economy	0	25	130	135	25	13	327

Empowering Young Entrepreneurs	0	12	12	12	12	12	60

Establishing a Right to Disconnect	0	0	2	1	1	1	4

Examining Critical Port Operations	0	2	1	0	0	0	3
Less: Funds Sourced from Existing Departmental Resources	0	-2	-1	0	0	0	-3
Extending Temporary Support for Seasonal Workers[2]	0	13	116	122	12	0	263
Additional Investments – Economic Growth for Every Generation Total	0	402	89	55	65	50	661

Gairdner Foundation	0	10	0	0	0	0	10
Funding proposed for the CIHR to support an endowment to increase prize values awarded by the Gairdner Foundation for excellence in health research.
Brain Canada Foundation	0	20	20	20	20	0	80
Funding proposed for HC to support Brain Canada Foundation in its advancement of brain research.

Canada’s standards-setting and accreditation system	0	4	4	0	0	0	7
Funding proposed for SCC-CCN to support operations related to Canada’s standards-setting and accreditation system.

Canada Revenue Agency Administration	0	180	0	0	0	0	180
Funding proposed for the CRA to deliver the Canada Carbon Rebate for Small Businesses.

Climate Marketing Campaign	0	7	4	0	0	0	11
Funding proposed for ECCC to raise public awareness and understanding of the government’s climate plan.

Transition Accelerator	0	0	2	2	2	2	8

Economic Growth for Every Generation 213

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total
Funding proposed for NRCan to support the Transition Accelerator in its research and advancement of net-zero emissions pathways.
Clean Technology Manufacturing Investment Tax Credit Support for Polymetallic Extraction and Processing	5	150	125	110	150	165	705
Less: Funds Previously Provisioned in the Fiscal Framework	-5	-140	-110	-95	-125	-135	-610

Budget 2024 proposes to modify the Clean Technology Manufacturing investment tax credit to include the cost of investments in eligible property used primarily to produce qualifying critical minerals at mine or well sites, and to make certain other adjustments to provide greater clarity to businesses involved in polymetallic extraction and processing.

Clean Technology Data Strategy	0	5	5	5	5	5	27

Funding proposed for ISED and NRCan to enable the collection, analysis, and public dissemination of data on the clean technology industry, and the economic contributions of federal clean technology programs and incentives.

Extending the Mineral Exploration Tax Credit	0	95	-30	0	0	0	65
Budget 2024 proposes to extend the Mineral Exploration Tax Credit for one year, until March 31, 2025.
Sustainable Fisheries	0	7	7	7	7	7	33
Funding proposed for DFO to support fish stock assessments and rebuild depleted fish stocks, in support of Fisheries Act requirements.
Preventing Potato Wart Infections on PEI	0	6	6	0	0	0	12
Funding proposed for CFIA to prevent the spread of potato wart on Prince Edward Island and maintain Canadian farmers’ access to international markets.
Preventing Mad Cow Disease	0	24	24	0	0	0	49
Funding proposed for CFIA, HC, and PHAC to maintain the Bovine Spongiform Encephalopathy (mad cow disease) inspection program.
Department of Finance Horizontal Initiatives	0	6	4	3	3	3	20
Funding proposed for FIN to support increased expertise and capacity to advance key priorities in Indigenous policy and work in emerging economic, social, and fiscal policy areas.
Pacific Economic Development Canada	0	3	3	3	3	3	14
Funding proposed for PacifiCan to support its operations.
Northern Ontario Development Program	0	5	5	0	0	0	10
Funding proposed for FedNor to support economic development in Northern Ontario.
Protecting Migrant Workers	0	20	20	0	0	0	41
Funding proposed for ESDC for the Migrant Worker Support Program for community-based organizations to support vulnerable foreign workers.

Chapter 4 - Net Fiscal Impact	0	2,898	453	1,717	831	1,680	7,578

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

1 Does not include funding to be disbursed through Clean Fuel Regulations compliance payment revenues.

2 Measure reimbursed by increased Employment Insurance premiums.

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Chapter 5

Safer, Healthier Communities

To build a better future for the next generation, the communities we are building today must be places where people feel secure, where they want to put down roots and start a family. Communities where families are safe, where entrepreneurs want to set up shop, and where people want to invest in their future are key to unlocking the future of Canada.

Building safer, healthier communities means being good stewards of the environment, and fighting climate change. From expanding parks to keeping the air, water, and soil clean, the government knows that investing in the environment today allows us to pass on the Canada we know and love, one of beautiful landscapes, clean air, and healthy ecosystems.

The government is taking action to help Canadians, businesses, and communities adapt to the effects of climate change, and make life more affordable on the track to net-zero. We’re building a Canada-wide network of charging stations to make it more affordable to switch to zero-emission vehicles, and investing in public transit, rail, and ferries, to keep Canadians and communities connected as they grow.

Thriving communities need to be safe and inclusive. That’s why we’re investing in inclusivity, in parks, in recreation centres, in local news, and in keeping our streets safe.

Budget 2024 takes action to protect our environment and strengthen our communities, making them safer and healthier places to live, work, and raise a family.

Safer, Healthier Communities 215

5.1 A Clean and Safe Environment for the Next Generation

Last year, Canadians faced an unprecedented season of wildfires across the country (Chart 5.1). Climate change is real, and it must be taken seriously. That’s why the government has a plan to reach net-zero emissions by 2050, using the most cost-effective means possible, such as carbon pricing.

We must be good stewards of the environment today. The government takes seriously its responsibility to fight climate change and protect the environment and Canadians. This is about making sure that communities have clean air and clean water, today and tomorrow. It’s also about doing all we can to prevent climate change from accelerating. And, it’s about building an economy that puts us on track to net-zero emissions by 2050, that will be competitive for generations, with plentiful good-paying jobs and investment opportunities.

To make up for past decades of insufficient action, the government has taken significant steps to fight climate change. The government put a price on carbon pollution that puts more money back in the pockets of eight out of ten families living in provinces where the federal fuel charge applies, through the Canada Carbon Rebate, while making sure big polluters pay.

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Carbon pricing is working. According to Environment and Climate Change Canada, carbon pricing alone will account for about one-third of all projected emissions reductions by 2030, while recent third-party modelling of eight major federal policies by the Canadian Climate Institute suggests that carbon pricing could account for as much as 62 per cent of projected emissions reductions post-2025.

Because of policies implemented since 2015, Canada is expected to—for the first time in history—exceed its interim climate target in 2026 of a 20 per cent reduction in emissions relative to 2005 levels.

The government has also made great progress to protect and conserve nature and is continuing its work to protect 25 per cent of land and water by 2025, and 30 per cent by 2030. And, as detailed in Chapter 4, it is growing the economy to create good-paying jobs across the country—for workers today and for workers tomorrow.

Figure 5.1

Canada’s Protected and Conserved Lands and Waters

Note: The lines on this map represent approximate boundaries for illustrative purposes. Source: Environment and Climate Change Canada, Fisheries and Oceans Canada, and Parks Canada based on the Canadian Protected and Conserved Areas Database.

Safer, Healthier Communities 217

Since 2015, the federal government has committed over $160 billion to build Canada’s clean economy and reduce emissions, and has invested significant additional resources to protect the environment and conserve nature. Building on these actions, Budget 2024 announces new measures to ensure a safer, healthier, and more prosperous future.

Key Ongoing Actions

✓	Providing more than $3.6 billion to protect nature and species at risk, and more than $1 billion to protect marine and coastal areas.

✓	Keeping people and communities safe from the impacts of climate change, with more than $1.6 billion to support Canada’s National Adaptation Strategy.

✓

Committing $800 million to support Indigenous-led conservation within Canada, showcasing to the world at COP15—which Canada hosted—best practices for implementing traditional Indigenous knowledge to protect the environment.

✓	Banning the manufacturing of harmful single-use plastics, and working with provinces and territories towards a goal of zero plastic waste by 2030.

✓	Introducing the new Electric Vehicle Availability Standard, which will improve the availability of new electric vehicles across the country.

✓	Providing more than $2.1 billion to make zero-emission vehicles more affordable, and more than $1 billion to build more charging stations across Canada.

✓	Ending cosmetic testing on animals and prohibiting the sale of cosmetics that rely on animal testing data to establish safety.

✓	Developing and releasing an implementation plan to phase out public financing of the fossil fuel sector, including by federal Crown corporations, by fall 2024.

✓

Putting a price on carbon pollution, to make big polluters pay while ensuring eight out of ten families in provinces where the federal fuel charge applies get more money back through the Canada Carbon Rebate than they pay, with lower-income households benefitting most.

Cutting Pollution with the Canada Carbon Rebate

A price on pollution is the most cost-effective way to drive down carbon emissions. Canada’s pricing system includes a federal backstop system for provinces and territories that don’t put their own system in place. It’s a system designed to be fair and affordable. Eight out of ten families get more back than they pay in provinces where the federal backstop applies. Importantly, lowerand middle-income families benefit the most—and this has been verified by

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independent experts. The price on pollution is revenue neutral; no direct proceeds go into general government revenue. Money is returned directly to Canadians, small-and medium-sized businesses, and Indigenous governments, while big industrial polluters pay their fair share.

As Canadians living in small and rural communities often have longer distances to travel, limited access to alternative transportation options, and other increased energy needs, we’ve always made sure they get a top-up that is fair. The government is proposing, through legislative amendments in Bill C-59, to make the rural top-up even more generous, by doubling it from 10 per cent to 20 per cent, starting this year.

The government is also working to expand rural top-up eligibility to more Canadians who need this support and will announce a proposal on better defining rural areas later this year.

As announced in Chapter 4, the government proposes to directly return proceeds to approximately 600,000 small- and medium-sized businesses in provinces where the federal pollution pricing fuel charge applies. Recognizing the essential role farmers play for our food security, the government also returns fuel charge proceeds from on-farm natural gas and propane back to farmers through a refundable tax credit. Additionally, in recognition of the impacts of climate change on Indigenous communities, the government has doubled the share of pollution pricing returns to Indigenous governments from 1 per cent to 2 per cent.

Table 5.1

Annual Canada Carbon Rebate Amounts, 2024-25*

	AB	SK	MB	ON	NB	NS	PEI**	NL

Family of Four	$1,800	$1,504	$1,200	$1,120	$760	$824	$880	$1,192
Rural	$2,160	$1,805	$1,440	$1,344	$912	$989	$880	$1,430

*As British Columbia, the Northwest Territories, and Quebec maintain their own carbon pollution pricing systems, the Canada Carbon Rebate does not apply in those jurisdictions. As Yukon and Nunavut have voluntarily adopted the federal system, direct proceeds are returned to the governments of these territories.

** As all residents of Prince Edward Island are considered to be living in rural areas, the rural top-up is reflected in base Canada Carbon Rebate amounts for PEI.

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Table 5.2

Average Canada Carbon Rebate Net Benefit per Household, 2024-25

	AB	SK	MB	ON	NB	NS	PEI	NL
Average cost impact per household of the federal system	$1,056	$1,156	$828	$869	$536	$609	$628	$859
Average Canada Carbon Rebate per household	$1,779	$1,505	$1,193	$1,124	$719	$766	$801	$1,162
Average net benefit	$723	$349	$365	$255	$183	$157	$173	$303

Source: Department of Finance Canada calculations using inputs from Environment and Climate Change Canada, the Canada Revenue Agency, and Statistics Canada. Notes:

[1]

The estimated average impact per household reflects the impact on household spending costs, accounting for direct impacts (reflecting consumption of fuels to which the federal carbon pollution pricing system applies) and indirect impacts (reflecting consumption of goods and services with federal carbon pollution pricing embedded in them). These impacts are inclusive of carbon pollution pricing embedded in imports that households purchase from other provinces and territories on which a federal carbon pollution price is applied. They do not include the costs associated with other carbon pricing systems; accordingly, they do not include the costs associated with the provincial systems for large industrial facilities. Estimates also assume full pass-through from businesses to consumers.

[2]

The 2024-25 Canada Carbon Rebate amounts include prior-year adjustments made with respect to proceeds generated in previous years in Alberta, Saskatchewan, Manitoba, and Ontario. As a result, the average payment amount per household in these provinces also reflects this adjustment. The Canada Carbon Rebate amounts also reflect the proposed doubling of the rural top-up rate from 10 per cent to 20 per cent.

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The Costs of Climate Inaction Are Too High to Pass On

The Canadian Climate Institute estimates that the health costs of climate change could be $87 billion per year by mid-century, before reaching $246 billion annually by the end of this century. Over a period of ten years, the Canadian Climate Institute projects that ozone exposure could be associated with over 270,000 hospitalizations and premature deaths. Reducing emissions to fight climate change is imperative to protecting the health and well-being of Canadians today and for generations ahead.

In their report, Damage Control: Reducing the costs of climate impacts in Canada, the Canadian Climate Institute modelled the long-term physical impacts of climate change to infrastructure, populations, and economic activity across Canada, using as a basis for comparison two scenarios of future global greenhouse gas emissions by the end of the century:

–   a low emissions scenario resulting in an estimated 2.5 degrees Celsius of global warming above pre-industrial levels (4 degrees of warming in Canada); and

–   a high emissions scenario resulting in an estimated 4 degrees Celsius of global warming above pre-industrial levels (7.5 degrees of warming in Canada).

The report estimates that by mid-century, Canada could experience annual losses to real GDP of between $78 billion and $101 billion under low and high emissions scenarios respectively, and $391 billion and $865 billion respectively by end of century, relative to projections that assume no further negative impacts from climate change going forward.

The Canadian Climate Institute also presented estimates of the economic impact of these two scenarios across household income quintiles, finding that lower-income Canadian households are disproportionately impacted (Figure 5.2). As detailed in Chapter 4, the government is investing to accelerate the net-zero transition, to ensure our economy grows to overcome the costs of climate change by creating good-paying jobs.

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Extreme Weather Early Warning System

Climate change is causing more frequent, extreme weather and natural disasters, particularly floods and storms, wreaking havoc on communities across the country. According to the Insurance Bureau of Canada, over the past 40 years, the costs of weather-related damage have risen from hundreds of millions of dollars to billions of dollars annually—from 2011 to 2020, insured losses were $2.3 billion per year on average, more than five times the average annual losses of $440 million between 1983 and 2000.

Since 1876, the Meteorological Service of Canada has provided early weather warnings that have been vital for helping keep Canadians safe. As extreme weather increases in frequency and intensity due to climate change, it is critical that the early warning system continues to accurately forecast and notify Canadians of natural disasters, including floods and storm surges.

Budget 2024 proposes to provide $6.9 million over five years, starting in 2024-25, with $1.4 million ongoing for the Meteorological Service of Canada’s early warning system for extreme weather events, with a focus on floods and storm surges.

More Affordable Electric Vehicles

As Canada builds its electric vehicle supply chain, which is leading the world and creating more good-paying jobs, the government is helping Canadians make the shift to cleaner, zero-emission vehicles. To connect electric vehicle drivers from coast to coast to coast, the federal government has committed more than $1 billion to build charging stations through Natural Resources Canada’s Zero Emission Vehicle Infrastructure program and financing through the Canada Infrastructure Bank.

Since the Incentives for Zero-Emission Vehicles program launched in 2019, zero-emission vehicles have grown as a share of all new vehicle sales from 3 per cent to 11 per cent in 2023, supported by the program’s rebate of up to $5,000. From 2019 to September 2023, Canadians purchased or leased over 450,000 zero-emission vehicles—and the government is helping more Canadians join them.

Budget 2024 proposes to provide $607.9 million over two years, starting in 2024-25, to Transport Canada to top-up the Incentives for Zero- Emission Vehicles program.

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Investing in Canada’s Parks

Canadians take great pride in the natural wonders that our country has to offer. From the oceans to the mountains, to the tundra, and the lakes, grasslands, and deserts in between, Parks Canada protects and conserves some of the most iconic places in Canada for the enjoyment of Canadians—and visitors from around the world. There are over 200 world-renowned national parks, national marine conservation areas, national urban parks, and national historic sites in Canada. These parks support good jobs, support our tourism industry, and they preserve and protect Canada’s natural and historical legacy. We need to make sure that they continue to be there for generations to come.

Budget 2024 proposes to provide $156.7 million over five years, starting in 2024-25, with $388.5 million in remaining amortization, to the Parks Canada Agency for capital investments in Canada’s national parks, national marine conservation areas, and historic sites.

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Pituamkek National Park Reserve on PEI

Parks Canada has been working in lockstep with the Prince Edward Island Mi’kmaq First Nations, and other stakeholders to establish the Pituamkek National Park Reserve. This area, located on an island off the northwest coast of Prince Edward Island, is known for its unique sandhill ecosystem and its cultural significance to the Mi’kmaq, whose stories of the islands reach back generations. Home to multiple archaeological sites, rare geological formations, and ceremonial lands, protecting Pituamkek means ensuring that the connection of the Mi’kmaq to these ancestral lands is protected and preserved.

Establishing a new park will also support and conserve the ecological integrity of the area and the wildlife that calls it home. From ensuring a coastal barrier remains untouched, to growing the Island’s tourism industry and creating jobs, Pituamkek National Park Reserve, Canada’s 48th national park, will ensure this unique ecosystem can be enjoyed for generations.

Budget 2024 announces that the government is establishing the new Pituamkek National Park Reserve and proposes to provide $71.9 million over 12 years, starting in 2024-25, with $30.7 million in remaining amortization, and $7.5 million per year ongoing, for its creation and operation.

Safer, Healthier Communities 225

Protecting B.C.’s Great Bear Sea

Through its national marine conservation areas, Parks Canada protects and conserves over 120,000 square kilometers of all of Canada’s marine and freshwater ecosystems. Conserving this marine area protects diverse and abundant marine species and some of the largest kelp beds in British Columbia. The government is committed to expanding our network of national parks and marine conservation areas to ensure Canadians and visitors can enjoy our natural heritage today and for generations.

Parks Canada has partnered with the Wuikinuxv, Heiltsuk, Nuxalk, Kitasoo Xai’xais, Gitga’at, and Gitxaala Nations, as well as the province of British Columbia, to advance a new marine conversation area reserve, nestled within the Great Bear Sea, also known as the Northern Shelf Bioregion. This is one of the richest marine environments in the world, home to extraordinary marine mammals, such as orcas and sea otters, as well as ecological features, such as coral and sponge reefs, kelp forests, and eelgrass beds.

Budget 2024 announces that the government is establishing the new Central Coast National Marine Conservation Area Reserve in British Columbia, and proposes to provide $109.6 million over 11 years, starting in 2025-26, with $57.9 million in remaining amortization, and $10.7 million per year ongoing, for its creation and operation.

Established through a process that has been guided by Indigenous knowledge and world-class science, this new national marine conservation area will not only protect the health of this unique ecosystem, but also the traditional practices and wellbeing of local communities.

A New National Urban Park in Windsor

In 2015, the federal government created Canada’s first national urban park, Rouge National Urban Park in the Greater Toronto Area, which will protect nearly 80 square kilometres once fully established and provide critical flood protection for Toronto.

Urban parks such as Rouge protect nature and support urban biodiversity, while providing Canadians with access to green spaces for recreation and learning in an urban environment. A World Health Organization review of health effects of urban green spaces found that urban green spaces can promote mental and physical health, improve air quality, and reduce exposure to excessive heat.

To build healthier communities, the federal government is investing to create more natural and green spaces for urban residents.

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Budget 2024 proposes to provide $36.1 million over five years, starting in 2024-25, with $8.2 million in remaining amortization, and $4.6 million per year ongoing to create Ojibway National Urban Park in Windsor, Ontario.

Ojibway National Urban Park, developed in partnership with the City of Windsor and Indigenous partners including the Walpole Island and Caldwell First Nations, is another example of how different orders of government can work together to protect the environment and advance reconciliation.

Protecting Canadians and the Environment from Harmful Chemicals

Chemicals are found everywhere—in consumer products, industrial processes, hospitals, laboratories, and the natural environment. And the safe and effective management of harmful chemicals is essential to protecting people and the environment from the risks of exposure, such as higher rates of cancer.

The federal government is ensuring industry does not cut corners when it comes to providing products and services to consumers, to protect the health and safety of Canadians and our environment—today and for the next generation.

Budget 2024 proposes to provide $190.9 million over five years, starting in 2024-25, with $0.1 million in remaining amortization, to Health Canada and Environment and Climate Change Canada to reduce human and environmental exposure to harmful chemicals through its Chemicals Management Plan, which protects Canadians from being exposed to some 30,000 chemicals, including by advancing scientific research to phase out animal toxicity testing.

Budget 2024 also announces the government will begin work this year to enhance the Chemical Management Plan’s existing cost recovery framework, ensuring big industry pays its fair share, to protect Canadians and the environment.

5.2 Vibrant and Inclusive Communities

Diversity is Canada’s strength. One in three people in Canada is a member of a racialized or religious minority community, making our country a vibrant home of cultures and traditions for everyone to enjoy. Every Canadian deserves to feel safe and respected in their community, no matter their race, ethnicity, religion, gender identity, sexual orientation, or where they are from.

For generations, Canada has welcomed newcomers from around the world, who have worked hard to build a new life in their new country. That’s why the government is making our communities more inclusive, welcoming, and resilient for all Canadians. This includes making sure our immigration system maintains its integrity and that we are doing more to combat hate in all its forms, through Canada’s Action Plan on Combatting Hate.

Safer, Healthier Communities 227

Thriving inclusive communities are ones that find ways to bring people together. Journalism, arts, culture, and sport enrich our lives and make for more vibrant and connected communities. That’s why the government is investing in making sport more accessible for all Canadians, working to support Canadians’ access to independent journalism and Canadian content in both official languages, and supporting the performing arts.

Budget 2024 will empower community organizations to create strong, vibrant, and inclusive communities across the country.

Key Ongoing Actions

✓	The largest official languages investment of any federal government in Canadian history—$4.1 billion through the Action Plan for Official Languages 2023-2028: Protection-Promotion-Collaboration.

✓

Supporting gender equality in sport and addressing barriers to participation, including for racialized people and other equity-deserving groups, with over $190 million to enhance accountability and combat abuse, harassment, and maltreatment in sport.

✓	Doubling the budget of the Canada Council for the Arts between 2016 and 2021, with $1.1 billion in new funding for the Canada Council for the Arts since 2015-16, and $180 million ongoing.

✓

Building a vibrant audiovisual industry, including ensuring online streaming platforms contribute to the development and promotion of Canadian stories and creators, as well as over $780 million in direct support for the industry through the Canada Media Fund, Telefilm Canada, the Indigenous Screen Office, and the National Film Board of Canada.

✓

Supporting local news in underserved and rural communities with $70 million through the Local Journalism Initiative, at a time when media conglomerates have abandoned their responsibilities to maintain news services in small and regional markets. In 2023, the government also announced that, as a result of the Online News Act, Google will contribute $100 million in financial support annually to news businesses across the country.

✓

Making sure that as the media market changes, journalists are still fairly compensated, by increasing the yearly limit on labour costs under the Canadian journalism labour tax credit from $55,000 to $85,000 per eligible employee, and temporarily increasing the tax credit rate from 25 per cent to 35 per cent.

✓

Supporting the charitable, non-profit, and other social purpose organizations, through Budget 2021’s investment of $755 million for the Social Finance Fund. This long-term program will run until March 31,

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2039, and increase access to flexible financing opportunities for projects that create positive social and environmental impacts.

✓

Since 2018-19, investing over $260 million, for Canada’s Anti-Racism Strategy, Canada’s Action Plan on Combatting Hate, and the Canada Race Relations Foundation to fight racism and hate and ensure that our society continues to be strengthened by Canada’s remarkable diversity.

✓

Building a better, more inclusive future for Two-Spirit, lesbian, gay, bisexual, transgender, queer, intersex, and additional sexually and gender diverse people (2SLGBTQI+), by investing nearly $150 million over 10 years, to support Canada’s first Federal 2SLGBTQI+ Action Plan, a whole-of-government approach to prioritize and sustain 2SLGBTQI+ community action, to advance and strengthen 2SLGBTQI+ rights at home and abroad, and to embed 2SLGBTQI+ issues in the work of the Government of Canada.

✓

Producing detailed statistics to highlight the diverse lived-experiences of different groups, including women, Indigenous Peoples, racialized groups, and persons with disabilities, with $172 million over five years, and $36.3 million ongoing, for Statistics Canada’s Disaggregated Data Action Plan, starting in 2021.

✓	Supporting musicians and the music industry by providing $336 million, from 2015-16 to 2022-23, through the Canada Music Fund, for the development and promotion of Canadian artists and their music.

✓

Supporting the performing arts sector by providing $353.5 million, from 2015-16 to 2022-23, through the Canada Arts Presentation Fund, for organizations that professionally present arts festivals or performing arts series.

Combatting Hate

Hate has no place in Canada. The government is committed to combatting hate in all its forms, so that everyone in Canada is safe in our homes, on our streets, in our places of worship, and in our local communities.

The government remains steadfast in its commitment to protect the rights and dignity of all Canadians, fostering an inclusive Canada welcoming for all, regardless of their race, faith, sexual orientation, gender identity, or disability.

By investing and scaling up efforts to combat hate, the government is strengthening the resiliency of our communities and institutions, so that together, we can build a fairer, safer Canada for every generation.

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To confront hate in all its forms, Budget 2024 proposes to provide $273.6 million over six years, starting in 2024-25, with $29.3 million ongoing, for Canada’s Action Plan on Combatting Hate to support community outreach and law enforcement reform, tackle the rise in hate crimes, enhance community security, counter radicalization, and increase support for victims. These investments include:

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$10 million over three years, starting in 2024-25, to the Department of Canadian Heritage to support the Changing Narratives Fund. This builds on previous funding of $5 million provided in Budget 2022;

-	$25 million over five years, starting in 2024-25, to the Department of Canadian Heritage to support Anti-Hate programming and promoting intercultural ties and community-based activities;

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$5 million over two years, starting in 2024-25, to support the construction of the new Montréal Holocaust Museum, which will greatly expand the number of people, including schoolchildren, who can learn from its important collections;

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$12.9 million over six years, starting in 2024-25, with $0.9 million ongoing, to support a Memorandum of Understanding between the Department of Canadian Heritage and Statistics Canada to improve the collection and availability of hate crime data in Canada;

-	$19.5 million over three years, starting in 2024-25, to Public Safety Canada for the Canada Centre for Community Engagement and Prevention of Violence;

-	$26.8 million over four years, starting in 2024-25, to Public Safety Canada to support police colleges to increase training on handling hate crimes;

-	$28 million over six years, starting in 2024-25, to the Department of Justice for the Federal Victims Strategy to provide support to victims following a hate-motivated crime;

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$1.5 million over five years, starting in 2024-25, to the Department of Justice for developing and delivering specialized training to Crown prosecutors and to raise awareness in the judiciary about the unique dynamics of hate crime;

-	$12 million over five years, starting in 2024-25, to Women and Gender Equality Canada to fund projects aimed at combatting hate against the 2SLGBTQI+ community;

-	$3 million over two years, starting in 2024-25, to Women and Gender Equality Canada to support security needs for Pride festivals;

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$20.2 million over six years, starting in 2024-25, and $3.2 million ongoing, to the Royal Canadian Mounted Police and the Canadian Police College to enhance their anti-hate work with the Canadian Race Relations Foundation and policing partners through the Hate Crimes Task Force. This funding is offset by cost recovery of police colleges of $3.8 million over six years, starting in 2024-25, and $1.3 million ongoing;

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$18 million over six years, starting in 2024-25, and $3 million ongoing, to the Canadian Race Relations Foundation to expand the scope of their work and create a stand-alone Combatting Hate: Community Information Resource Hub. The Hub will bring together, government, law enforcement and professionals to collect hate-crime related data, develop common standards for reporting and defining hate crimes; and provide important hate-crime related training; and,

-	$45 million over five years, starting in 2025-26, and $9 million ongoing, to support the capacity of the Canadian Race Relations Foundation.

As detailed below, Budget 2024’s investments in Canada’s Action Plan on Combatting Hate also includes funding for the Special Envoy on Preserving Holocaust Remembrance and Combatting Antisemitism, the Special Representative on Combatting Islamophobia, and for enhancing the Security Infrastructure Program.

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Addressing the Rise in Antisemitism

Recently, Canada has witnessed a worrying increase in Antisemitism, underscoring the need for urgent collective action. United against hate, the government is resolute in protecting Jewish communities from bigotry, hate, and religious discrimination.

As part of Canada’s Action Plan on Combatting Hate, Budget 2024 proposes to provide $7.3 million over six years, starting in 2024-25, with $1.1 million ongoing, to the Department of Canadian Heritage to support the Special Envoy on Preserving Holocaust Remembrance and Combatting Antisemitism. This builds on previous funding in Budget 2022 of $5.6 million over five years, starting in 2022-23, and $1.2 million ongoing.

These investments will help build a more inclusive society, ensuring that current and future generations of Jewish people in Canada can feel safe at home.

Addressing the Rise in Islamophobia

Recently, Canada has witnessed a worrying increase in Islamophobia, underscoring the need for urgent collective action. The government is resolute in protecting Muslim communities from bigotry, hate, and religious discrimination.

As part of Canada’s Action Plan on Combatting Hate, Budget 2024 proposes to provide $7.3 million over six years, starting in 2024-25, with $1.1 million ongoing, to the Department of Canadian Heritage to support the Special Representative on Combatting Islamophobia. This builds on previous funding in Budget 2022 of $5.6 million over five years, starting 2022-23, and $1.2 million ongoing.

These investments will help build a more inclusive society, ensuring that current and future generations of Muslim people in Canada can feel safe at home.

Enhancing the Security Infrastructure Program

Every Canadian has a right to feel safe. No one should feel targeted for who they are, or the religion they believe in. Freedom to practice one’s religion without discrimination or persecution is a Charter protected right—and the federal government is taking action to uphold this right.

To help people feel safe to practice their faith, the Security Infrastructure Program provides funding to organizations to protect communities at risk of hate-motivated crime by enhancing physical security at their gathering spaces.

In 2023, the Security Infrastructure Program allocated an additional $10 million to help Canadian communities at risk of hate-motivated crimes protect and strengthen the security of their community centres, places of worship, day schools, and other institutions.

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As part of Canada’s Action Plan on Combatting Hate, Budget 2024 proposes to provide $32 million over six years, starting in 2024-25, and $11 million ongoing, for Public Safety Canada to further enhance the Security Infrastructure Program.

This includes making the increased funding of $11 million per year, starting in 2024-25, provided in Budget 2023 permanent. Budget 2024 also announces the government’s intention to cut red tape and evolve the Security Infrastructure Program to make it easier and more efficient for organizations to access security support when they need it.

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Preserving Holocaust Remembrance

Preserving the memory of the Holocaust is important to ensuring it never happens again. By educating current and future generations of Canadians about the Holocaust, the government will advance its fight against denial and Holocaust-related disinformation, and raise awareness of Antisemitism.

To create a new National Holocaust Remembrance Program, Budget 2024 proposes to provide $5 million over five years, starting in 2024-25, and $2 million ongoing, to the Department of Canadian Heritage, to support initiatives that seek to preserve the memory of the Holocaust and help improve Canadians’ understanding, awareness towards the Holocaust and Antisemitism.

Budget 2024 announces that the Department of Canadian Heritage will launch a project to review and renew Canada’s National Holocaust Monument, using existing resources, including to broaden its visibility and engagement in Ottawa and with Canadians across the country.

Supporting the Mental Health of Black Canadians

Black Canadians have historically faced disproportionate social and systemic challenges, including experiences of racism and discrimination, socioeconomic inequality, a lack of access to culturally appropriate services, and stigma related to accessing mental health care.

To close these gaps, the Mental Health of Black Canadians Fund supports community-based and culturally focused initiatives that aim to increase health equity and address the underlying determinants of mental health, including anti-Black racism.

Budget 2024 proposes to provide $4 million over two years, starting in 2024-25, for the Public Health Agency of Canada to continue supporting initiatives through the Mental Health of Black Canadians Fund that aim to increase health equity and address mental health and its determinants for Black Canadians.

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Federal Investments Supporting Black Canadians
Since 2015, the federal government has committed more than $760 million to programs that support Black Canadians and their communities. These investments include:

✓

Up to $265 million for the Black Entrepreneurship Program to help Black business owners and entrepreneurs grow their businesses and succeed now and into the future through access to loans, mentorship, financial planning services, and business training, as well as advancing research on Black entrepreneurship in Canada;

✓

$200 million in grants and contributions to strengthen the foundational capacity (e.g., governance, fiscal management, etc.) of Black-led and Black-serving community organizations through the Supporting Black Canadian Communities Initiative;

✓

$200 million to establish the Black-led Philanthropic Endowment Fund, which serves as a sustainable source of funding for community-led projects that help combat anti-Black racism and improve social and economic outcomes in Black communities;

✓ $60.5 million in support for targeted scholarships and fellowships for promising Black researchers;

✓

$49.6 million to establish mental health supports for Black public servants and dedicated career development programs, including to support career advancement of Black public service leaders in executive positions; and,

✓ $9.6 million for community-based mental health initiatives through the Mental Health of Black Canadians Fund.

Chart 5.4 Cumulative Federal Investments

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Investing in CBC/Radio-Canada

CBC/Radio-Canada is key to our democracy. As Canada’s national public broadcaster, CBC/Radio-Canada ensures people in all parts of Canada, including rural, remote, and Indigenous communities, have access to local and Canadian news and entertainment, in their preferred official language. Like many media organizations, CBC/Radio-Canada has experienced declining advertising and subscription revenues that threaten its ability to fulfill its mandate of providing public television and radio programming.

Budget 2024 proposes to provide $42 million in 2024-25 for CBC/Radio-Canada news and entertainment programming, ensuring Canadians across the country, including rural, remote, Indigenous, and minority language communities, have access to high-quality, independent journalism and entertainment.

Promoting Local Journalism

Access to high quality and independent news and information is a key pillar of any democracy. Over the years, private corporations have bought up media outlets, including small community papers and broadcast channels, but have not been there to support the journalists who are the heartbeat of news. Combined with shifts to the digital platforms of multinational tech giants who are reducing revenue streams, local news is facing critical challenges. If we allow the erosion of news media, we are enabling the sort of unchecked disinformation and misinformation that will erode our democracy.

The government believes that Canadians, no matter where they live, especially those in small, underserved, and official language communities, need to be able to have access to independent local journalism.

To support the production of independent, reliable, and diverse local news across the country, the government announced $58.8 million over three years, starting in 2024-25, to the Department of Canadian Heritage for the Local Journalism Initiative. This support would be available to written press community radio and television, and online news services.

Investing in Public Interest Programming Services

Public interest programming services, including the Cable Public Affairs Channel (CPAC), Aboriginal Peoples Television Network (APTN), Accessible Media Inc (AMI), ICI Television, and TV5 Québec Canada, among others, play important roles providing news programming to Canadians, and ensuring diverse voices are heard and accessible across the country.

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The services provided by not-for-profit media organizations, like APTN, which amplifies Indigenous voices covering Indigenous news, for Indigenous communities across the country, need urgent support to continue delivering the news.

Budget 2024 proposes to provide $15 million over two years, starting in 2024-25, to the Department of Canadian Heritage to support public interest programming services, including $5 million in 2024-25 to support CPAC’s capital requirements.

Supporting Canada’s National Athletes

Our high-performance national athletes represent Canadian sporting excellence on the world’s biggest stages, including the Olympic and Paralympic Games. They inspire the next generation of athletes to dream big.

The Athlete Assistance Program provides financial support for high-performance athletes, enabling them to combine their sport, working, and academic careers while training to compete for Canada.

Budget 2024 proposes to provide $35 million over five years, starting in 2024-25, and $7 million ongoing to the Department of Canadian Heritage, for the Athlete Assistance Program. This would increase the funding allowance for supported athletes and support additional athletes in new Olympic Paralympic sport disciplines.

Budget 2024 proposes to provide $16 million over two years, starting in 2024-25, to the Department of Canadian Heritage for the Sport Support Program. This will help create a safer and more welcoming sport environment for athletes, from amateur to Olympian. Priorities will include preventing and addressing maltreatment, supporting those with concussions and mental health issues, and advancing inclusion, diversity, equity, and accessibility.

Community Sports for Everyone

Community sports for youth, for seniors, and for newcomers can help people live healthier, happier lifestyles, and feel a greater sense of belonging and connectedness with their community. Helping more Canadians, of all ages, to build a healthier life can mean fewer trips to the doctor, lower risk of major life-changing illnesses, and, in general, aging with more energy and more independence. Sport enables people to more fully participate in the economy, and lowers the burden on our health care systems, reducing costs in the long-term.

Budget 2024 proposes to provide $15 million over two years, starting in 2024-25 to the Department of Canadian Heritage to help support community sport programming and reduce barriers to sport participation.

Safer, Healthier Communities 237

This funding makes sports more accessible for young Canadians by helping cover the costs of community sports programs, ensuring every child has the opportunity to participate.

Supporting Canadian Film Producers

Canadian film tells the stories of all of Canada’s diversity to audiences at home and around the world—and the federal government is committed to supporting Canadian content and the producers, artists, scriptwriters, and more who make it possible.

By investing in our filmmakers, we are supporting 183,716 full-time equivalent jobs directly linked to the sector, which contributes $20.3 billion to the Canadian economy every year. Federal support for filmmaking also plays a critical role in strengthening our official languages by promoting francophone productions.

On January 31, 2024, the government announced $100 million over two years, starting in 2024-25, for Telefilm Canada to elevate a diverse range of content creators and producers across Canada’s vibrant film industry.

As detailed in Chapter 6, the government also supports Indigenous filmmakers to share their stories with Canada and the world through the Indigenous Screen Office.

A Stronger Canadian Music Scene

Canadian musicians need support to compete in an industry driven by global streaming giants, and facing increasing production costs. In 2022, Canada’s music industry was the eighth largest market in the world, and grew by 8.12 per cent—nearly double the rate of the U.S. music industry at just 4.8 per cent. The federal government is supporting the vibrancy of Canada’s music sector to ensure it remains vibrant and can continue contributing to our culture for the enjoyment of all Canadians.

On March 24, 2024, the government announced $32 million over two years, starting in 2024-25, to the Department of Canadian Heritage for the Canada Music Fund to support the development and promotion of Canadian musicians and Canadian music.

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Vibrant Festivals and Performing Arts

Festivals, film, and live performance events help weave a vibrant tapestry of culture, community, and diversity. Whether it is displays of multiculturalism during cultural festivals or artistic and musical performances, these platforms serve as catalysts for unity, understanding, and the appreciation of Canada’s rich cultural heritage. The performing arts sector, and the vibrant festivals hosted in communities across the country, also help artists develop and grow, attract tourists, and make life more enjoyable for Canadians.

Each year, through the Canada Arts Presentation Fund, the government supports approximately 680 professional arts festivals and performing arts series in more than 270 cities and towns across the country. The government also recognizes the important work of independent local festivals in making communities across the country more vibrant for Canadians, which is why it is providing new support to ensure their continued success.

Budget 2024 proposes to provide $31 million over two years, starting in 2024-25, to the Department of Canadian Heritage for the Canada Arts Presentation Fund to help support organizations that professionally present arts festivals or performing arts series. A portion of this funding will be used to support the following:

-	La TOHU in Montreal, Quebec, to support the Festival Montréal Complètement Cirque that brings people together with stunning circus programs.

-	The Festival TransAmériques in Montreal, Quebec, which is a contemporary dance and theatre festival that showcases innovative and groundbreaking performances from artists around the globe.

-	The Sherbrooke Film Festival in Quebec, which is a platform for emerging and established filmmakers, highlighting independent films across various genres from around the world.

-	The Festival des traditions du monde in Sherbrooke, Quebec, which is a vibrant celebration of global cultures, offering music, dance, food, and crafts from around the world.

-	The Vancouver Fringe Festival in British Columbia, which is a celebration of independent theatre, featuring a wide range of performances by artists of all levels of experience.

Safer, Healthier Communities 239

Budget 2024 also proposes to provide $38 million over three years, starting in 2024-25, to the Department of Canadian Heritage to support the following:

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$ 23 million over three years, starting in 2024-25 for The Toronto International Film Festival, which attracts leading filmmakers and actors from around the world, playing an important role in Toronto’s entertainment and tourism industries.

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$ 15 million in 2024-25 for the Shaw Festival Theatre in Niagara-on-the-Lake, Ontario, which showcases plays by George Bernard Shaw and his era. Funding will support their ambitious All.Together.Now expansion campaign.

Budget 2024 also proposes to provide $1.8 million in 2024-25, to the Department of Canadian Heritage to support the Indus Media Foundation, in Surrey, British Columbia, to support completion of their short film that highlights the shared military heritage of Canadian and Indian soldiers in the First and Second World War.

Building New Museums and Cultural Centres

Our society is made stronger every day by Canada’s cultural and ethnic diversity. Canada’s rich cultural fabric is full of long and celebrated histories and telling these stories both informs and builds bridges of understanding. The government is committed to preserving the past and supporting the future of Canada’s remarkable diversity.

Budget 2024 proposes $11 million over two years, starting in 2024-25, to the Department of Canadian Heritage to:

-	Support the Sikh Arts & Culture Foundation and the Royal Ontario Museum to create a museum space in Toronto dedicated to Sikh arts, culture, and heritage; and,

-	Support the operations of the Hellenic Community of Vancouver.

Beyond these funding allocations, the federal government is committed to being a funding partner for a new museum and a new cultural centre in British Columbia. Once further details are announced, the federal government will contribute to build a new museum highlighting the histories, cultures, and contributions of Canadians of diverse South Asian heritages, as well as a new Filipino cultural centre that will create a designated space for the Filipino community to come together and celebrate its culture and heritage.

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Supporting the Canadian Book Industry

Canada has given the world some of the best books, written by some of the best authors. Novels draw readers in Canada and around the world into our uniquely Canadian landscapes and our diverse perspectives. Biographies, histories, and non-fiction that critique Canadian society ensure a faithful record of the Canadian experience and perspectives are kept.

Budget 2024 proposes to provide $10 million over three years, starting in 2024-25, to Canadian Heritage for the Canada Book Fund to elevate Canadian authors and stories both at home and abroad through increased supports for Canadian authors and book publishers.

Supporting the National Arts Centre

The National Arts Centre is Canada’s home for the performing arts and supports over 1,400 arts events across Canada every year. It is the largest bilingual performing arts centre in Canada and nurtures the next generation of artists, musicians, dancers, playwrights, choreographers, actors, and directors from across the country.

Budget 2024 proposes to provide $45 million over three years, starting in 2025-26, for the National Arts Centre to ensure continued support for artists and productions across the country.

Supporting Harbourfront Centre

Harbourfront Centre is Toronto’s waterfront home to arts, cultural, and recreational programming. Each year, Harbourfront Centre hosts more than 4,000 events, attracting world-renowned exhibitions and artists to the heart of the city. Harbourfront Centre introduces Toronto audiences to a broad range of programming not typically shown at commercial venues, positioning it as a key economic and cultural asset for the city, which attracts millions of visitors every year.

Today, this Toronto institution is in need of repairs in order to continue welcoming visitors from Toronto and beyond.

Budget 2024 proposes to provide $10 million over two years, starting in 2024-25, to the Department of Canadian Heritage, to support Harbourfront Centre’s ability to make critical capital repairs.

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Supporting Charities and Non-Profit Organizations

Charities and non-profits are pillars of communities across Canada. They deliver child care, affordable housing, and frontline services to Canadians in need. Since 2015, the federal government has worked in even closer partnership with the charitable and non-profit sector to deliver more support to Canadians, providing over $2 billion in support to the charitable sector.

This support includes:

✓	Supporting non-profit housing providers through programs like the Affordable Housing Fund, which is helping to build 60,000 new homes and repair or renew 240,000 more;

✓

The delivery of both the Emergency Community Support Fund and the Community Services Recovery Fund to provide $750 million to charities and non-profits to weather the storm of the pandemic and to emerge from the crisis even stronger;

✓

Investing in social finance through $755 million for the Social Finance Fund and $100 million for the Investment Readiness Program, so charities can maximize the impacts of their work and establish greater financial resilience to ensure they can continue serving their clients;

✓

$200 million for a new Black-led Philanthropic Endowment Fund as well as $200 million for the Supporting Black Canadian Communities Initiative. These investments are improving economic and social outcomes in Black communities and supporting capacity-building of Black-led non-profit organizations;

✓

Youth employment support through the Canada Summer Jobs Program and Youth Employment and Skills Strategy Program. The Canada Summer Jobs Program provides wage subsidies to hundreds of non-profit organizations every year;

✓	Strategic investments through the Social Development Partnerships Program to help improve the life outcomes of Canadians;

✓	Community building projects such as New Horizons for Seniors, which promotes volunteerism among seniors and other generations to make our communities more senior-inclusive;

✓

Employment supports including the Sectoral Workforce Strategy and partnering with the not-for-profit sector to drive the Employment Strategy for Persons with Disabilities through the Opportunities Fund;

✓	Arts and cultural programming that supports non-profits in presenting festivals through the Building Communities Through Arts and Heritage Fund and museums in holding exhibitions through the Museum Assistance Program; and,

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Supporting Charities and Non-Profit Organizations
✓	Settlement and newcomer supports, such as the Racialized Newcomer Women Pilot.

Additionally, the federal government has made important structural changes to enable charities and non-profits to more easily do their work in a friendlier regulatory environment, including:

✓	Allowing charities to fully engage in public policy dialogue and development, free from political harassment, by amending the Income Tax Act in 2018;

✓	Establishing a permanent advisory committee on the charitable sector in 2019 to engage charities on policy and regulatory issues;

✓	Allowing charities to provide resources to organizations that are not qualified donees beginning in 2022, so they can better serve their clients; and,

✓	Making sure the money Canadians donate to charities is invested into our communities and front-line services as expected by unlocking investment assets held by foundations and boosting grantmaking to charities.

Criminal Justice Legal Aid

All Canadians have a right—enshrined in the Charter of Rights and Freedoms—to equal protection under the law and equal benefit of the law. To deny access to justice is to deny people their dignity, to say that some people are worthy of justice and some aren’t.

To support Canadians in their access to justice, the federal government has provided $804 million for criminal justice legal aid services since 2019. When defendants have access to counsel cases can move through the system more quickly, which makes the criminal justice system work better for everyone.

To help reduce court delays:

Budget 2024 proposes to provide $440 million over five years, starting in 2024-25, to the Department of Justice to support access to legal aid in the criminal justice system.

Immigration and Refugee Legal Aid

The Charter of Rights and Freedoms protects a number of rights of individuals in Canada—regardless of if they are an immigrant or refugee—including the right to life, liberty, and security of the person. Access to legal aid helps support these rights and uphold the integrity of the asylum system by ensuring fair adjudication of asylum claims while also supporting a timely, and efficient process.

Safer, Healthier Communities 243

The federal government funds immigration and refugee legal aid services, in partnership with provinces and service providers, to support the fairness and integrity of the asylum system and access to justice for those who are coming to Canada—often fleeing violence, war, or persecution—but are unable to pay for legal assistance.

Budget 2024 proposes to provide $273.7 million over five years, starting in 2024-25, and $43.5 million ongoing to the Department of Justice for immigration and refugee legal aid services.

Protecting Official Language Rights

Canada’s official languages must be protected and promoted. The modernized Official Languages Act enacted new responsibilities to strengthen the use of French and support official language minority communities across Canada, from Acadians in the Maritimes to the vibrant Francophone communities in the Prairies and Northern Ontario. This includes timely translation of court decisions to support access to justice in both official languages.

Budget 2024 proposes to provide $26 million over five years, starting in 2024-25, to the Department of Canadian Heritage, the Treasury Board of Canada Secretariat, and the Office of the Commissioner of Official Languages to support the implementation of An Act for the Substantive Equality of Canada’s Official Languages.

Budget 2024 also proposes to provide $9.6 million over three years, starting in 2024-25, to the Courts Administration Service to enhance its capacity to deliver translated decisions by federal courts.

Upholding Democratic Participation in Official Languages

Canadians have a right to listen to and engage in their Parliamentary process in their preferred official language. The federal government plays an important role in protecting official language rights for all Canadians—no matter where in Canada they live.

Parliamentary translators and interpreters enable Canadians to tune in to Parliamentary debates—in their preferred official language—by providing timely and high-quality translation and interpretation in English and French at all stages of the Parliamentary process. Labour shortages and resource constraints have strained translation services, putting Canadians’ ability to engage in democracy at risk.

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Budget 2024 proposes to provide $31.9 million over five years, starting in 2024-25, and $3 million per year ongoing, to Public Services and Procurement Canada’s Translation Bureau to expand translation and interpretation capacity in Parliament and uphold Official Languages Act requirements.

To train the next generation of official language interpreters, Budget 2024 proposes to provide $1.1 million over five years, starting in 2024-25, and $0.2 million ongoing for Public Services and Procurement Canada to establish a scholarship program. Funding will be sourced from the department’s existing resources.

5.3 Safer Communities

The federal government is building communities where Canadians want to live. This means ensuring they feel confident and safe wherever they choose to live, work, and raise their families.

At a time when rates of auto theft are on the rise, especially in Ontario and Quebec, and emerging threats to our children’s online safety are making some Canadians feel unsafe in their communities, the government is taking action to protect Canadians.

Budget 2024 announces expanded authorities to combat auto theft, keep assault-style firearms off our streets, and combat gang violence. The government is also announcing new protections for Canadians, particularly children, from harmful online content, and enhanced support for the heroic Canadians who serve as volunteer first responders.

Key Ongoing Actions

✓

Combatting gun and gang violence to make our streets safer, through the Building Safer Communities Fund, which provided funding of $215 million from 2018 to 2023, and will provide an additional $390 million from 2023 to 2028, as well as through the Initiative to Take Action Against Gun and Gang Violence.

✓

Progress towards a Canada free of gender-based violence, with $1 billion since Budget 2021 to advance the National Action Plan to End Gender- Based Violence, to support victims, survivors, and their families, no matter where they live.

✓

Improving policing transparency and accountability, including through a National Body-Worn Camera Program for frontline RCMP officers to improve policing transparency and accountability, supported by funding of $238.5 million over six years, starting in 2020-21, and $50 million ongoing.

Safer, Healthier Communities 245

✓

Supporting youth who encounter the criminal justice system to build a better future, including through the Youth Justice Services Funding Program, which in Budget 2021, received $216.4 million over five years, and $43.3 million ongoing.

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Protecting communities from hate through the Security Infrastructure Program. Budget 2023 invested $49.5 million over five years, starting in 2023-24, and an additional $10 million was reallocated by Public Safety Canada in fall 2023, to help communities at risk of hate-motivated violence with security infrastructure at their gathering places.

Cracking Down on Auto Theft

Auto theft harms thousands of Canadians every year. In 2022, the Insurance Bureau of Canada estimated a record $1.2 billion in theft claims were paid out. This illegal activity is hurting innocent Canadians, burdening them with higher insurance rates, the stress of replacing a vehicle, and in the worst cases, leaving them out of pocket for tens of thousands of dollars. While insurance may help those with full coverage to recoup some of these costs, the damage of losing one’s sense of security in their own neighbourhood cannot be repaid.

No one should wake up to discover their means of getting to work, school, or the grocery store has been taken from them. The government is cracking down on auto theft with a robust plan to make it harder to steal vehicles and to export stolen vehicles. The government is also moving forward with harsher penalties under the Criminal Code for those who commit an auto-theft related offence.

Budget 2024 announces the government’s intent to amend the Criminal Code to provide additional tools for law enforcement and prosecutors to address auto theft. These include:

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New criminal offences related to auto theft involving the use of violence or links to organized crime; possession or distribution of an electronic or digital device for the purposes of committing auto theft; and laundering proceeds of crime for the benefit of a criminal organization; and,

-	A new aggravating factor at sentencing if an offender involved a young person in committing an offence under the Criminal Code.

Budget 2024 also announces the government’s intention to amend the Radiocommunication Act to regulate the sale, possession, distribution, and import of devices used to steal cars. This will enable law enforcement agencies to remove devices believed to be used to steal cars from the Canadian marketplace.

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Recent Action to Crack Down on Auto Theft

✓  $28 million was announced on February 7, 2024, to strengthen the Canada Border Services Agency’s capacity to detect and search containers with stolen vehicles, and for testing technologies that could support the work of border services officers.

✓  $15 million was announced on February 21, 2024, for Public Safety Canada to allocate funding to provincial, territorial, and municipal police forces to address auto theft, and to strengthen policing to crack down on international organized crime.

✓  On April 3, 2024, the Canada Border Services Agency, in collaboration with police forces across Ontario and Quebec, announced the success of an operation that recovered nearly 600 stolen vehicles from the Port of Montreal.

Doubling Volunteer Firefighter and Search and Rescue Tax Credits

Every year about 100,000 Canadians volunteer their time, and sacrifice their own safety, to keep their neighbours safe by firefighting and through search and rescue. From flooding in Nova Scotia to hurricanes hitting Newfoundland and Labrador, to fires in British Columbia, the Prairies, and the North, these remarkable volunteers have gone beyond the call of duty over the past few years.

The Volunteer Firefighters Tax Credit and the Search and Rescue Volunteers Tax Credit are there to support the service of remarkable Canadians and encourage more people to do this critical, lifesaving work. From West Hants, Nova Scotia to Ucluelet, British Columbia, volunteer first responders are often the only first responders of their kind in small communities. As Canada grows, and climate change increases the number and severity of natural disasters, we need more people volunteering alongside them to meet rising demand in growing communities.

Budget 2024 announces the government’s intention to amend the Income Tax Act to increase the tax credits, from $3,000 to $6,000, in recognition of the important role played by these volunteers in contributing to the security and safety of Canadians. Enhancing the tax credits will provide these essential volunteers with up to an additional $450 back on their taxes, at an estimated cost to government of $105 million over six years, starting in 2023-24.

Safer, Healthier Communities 247

More Support for Firefighting Training

Canada is facing more frequent and more extreme wildfires, and this trend will continue as climate change causing intensifying wildfire seasons. Equipping responders with advanced skills tailored for modern wildfire scenarios strengthens our capacity to mitigate risks and protect Canadians and critical assets.

Budget 2024 proposes to provide $800,000 to Natural Resources Canada in 2024-25 to continue to partner with the International Association of Fire Fighters to help build wildfire fighting capacity and enhance training best practices, with a focus on the wildland-urban interface. This builds on existing funding to support the federal government’s commitment to train 1,000 wildland firefighters.

Taking Assault Weapons Off Our Streets

Every Canadian should feel safe in their community. But in recent years, we have seen shootings take innocent lives, leaving communities with generational trauma from the brutality of such crimes. Gun violence is an unacceptable and preventable threat to the safety of Canadians across Canada, with 41 per cent of all homicides in 2022 involving a firearm.

To keep our streets safe today and tomorrow, the federal government banned assault-style firearms in 2020, and is now moving forward with a plan to buy back these assault weapons from retailers and Canadians to ensure they never fall into the hands of criminals. Budget 2024 proposes to provide:

$30.4 million over two years, starting in 2024-25, to Public Safety Canada for the buyback of assault-style firearms, sourced from existing departmental resources.

$7.4 million over five years, starting in 2024-25, with $1.7 million in remaining amortization, to the Royal Canadian Mounted Police to modernize the Canadian Firearms Program’s telephone and case management systems.

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Protecting Children from Online Harm

Social media is simply a fact of life today; it is with us in our pockets, wherever we go. While online platforms offer connection, social media is also becoming increasingly filled with hate and risks of harm. And our children are spending more and more time online.

Social media and other online platforms need to do more to keep our children safe from being deceived, exploited, and taken advantage of by those with malicious motives. No child should ever fall victim to bullying, threats, or predators, but online platforms are failing to protect our children from known harms that exist online. Online platforms are failing to protect our most vulnerable, and must do more to ensure harmful content is not being prioritized and served to our children. We must ensure online platforms are safe places that enable the participation, connection, and freedom of expression of all Canadians, particularly the youngest generations.

Budget 2024 proposes to provide $52 million over five years, starting in 2024-25, with $2.1 million in remaining amortization, to Canadian Heritage and the Royal Canadian Mounted Police to protect children, and all Canadians, by subjecting large online platforms to a duty to act responsibly, ensuring that the platforms are reducing a user’s exposure to harmful content online and by creating a Digital Safety Commission to ensure this duty is being adequately met. The government will also establish a Digital Safety Ombudsperson to be a resource and advocate for users and victims of online harm.

Budget 2024 also proposes to provide $2.5 million in 2024-25 to Public Safety Canada to support the important work of the Canadian Centre for Child Protection in preventing and responding to online child sexual exploitation, of which $1.5 million will be sourced from existing resources.

Kids Help Phone

The mental health challenges facing young people, particularly Gen Z, have only grown more complex in recent years, whether it is from problems at home, online, or at school. Their emotional and mental health needs require a competent, understanding, and sympathetic ear.

Kids Help Phone is Canada’s only 24/7 e-mental health service offering free, confidential support to young people in English and French, and 100 other languages. Because every child deserves the best start in life, the government is investing to ensure Kids Help Phone is there for any younger Canadian that needs it.

Safer, Healthier Communities 249

Budget 2024 proposes to provide $7.5 million over three years, starting in 2024-25, to the Public Health Agency of Canada to support Kids Help Phone in their work providing mental health, counselling, and crisis support to young people.

Future of Sport in Canada Commission

For young people, playing sports is a part of life. It is not just about being active and healthy, it’s about being on a team, having a group of friends, and discovering the excellence that you’re capable of achieving. For some, that can lead them to competitive leagues and high-level training that means being away from their families for hours, if not weeks at a time. No matter the level of competition, as young athletes train, they must always be safe.

Shocking evidence and allegations of sexual abuse and unsafe environments in Canadian competitive sports have brought to light a culture that has left young athletes at risk. This is absolutely unacceptable. A thorough review of sports in Canada is needed to protect young Canadians, and ensure they can safely participate in, and enjoy, their favourite sports.

The Minister of Sport and Physical Activity announced the Future of Sport in Canada Commission on December 11, 2023, to engage and seek input from the sport community and make recommendations to improve safety in sport.

Budget 2024 proposes to provide $10.6 million over two years, starting in 2024-25, to Canadian Heritage, to support the operations of the Future of Sport in Canada Commission in its review of the Canadian sport system.

Addressing the Overdose Crisis in Municipalities and Indigenous Communities

Too many Canadians have been lost to the ongoing overdose crisis facing communities from coast to coast to coast. Increasing drug toxicity and high opioid-related death rates remain urgent public health concerns across the country. The overdose crisis and toxic illegal drug supplies take the lives of an average of 22 Canadians per day—many of whom are experiencing homelessness and acute mental health needs.

Building on historic health care investments, including in mental health and substance use, Budget 2024 proposes to provide $150 million over three years, starting in 2024-25, to Health Canada for an Emergency Treatment Fund, open to municipalities and Indigenous communities to help provide rapid responses to emergent, critical needs related to the opioid crisis.

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Combatting Workplace Sexual Harassment

Everyone should feel safe at work, but workplace sexual harassment continues to impact the health and well-being, particularly of women, young people, 2SLGBTQI+ persons, Indigenous people, and racialized Canadians. To support access to justice for people who experience sexual harassment and to work toward safer workplaces, the government helps fund legal supports for survivors.

Budget 2024 proposes to provide $30.6 million over three years, starting in 2024-25, to Justice Canada to continue funding legal advisory and education services for victims of workplace sexual harassment.

More Judges for Faster Access to Justice

Canada’s court system plays a critical role in the safety, well-being, and delivery of justice for Canadians. However, Alberta has been allocated judicial seats which they have chosen not to create, resulting in 17 unused judicial seats intended for unified family courts. This slows down Canadians’ access to justice.

To accelerate Canadians’ access to justice, the federal government is appointing more judges where they are needed, and will be used. By redistributing positions to courts in jurisdictions where they will be put to use, the federal government will ensure funding for Canada’s justice system does not go to waste, as some provinces have chosen to do.

Budget 2024 proposes to reallocate $50.2 million over five years, starting in 2024-25, and $10.9 million ongoing for the Office of the Commissioner for Federal Judicial Affairs to redistribute 17 judicial positions to provincial superior courts currently experiencing capacity issues.

To implement this change, Budget 2024 announces the government’s intention to amend the Judges Act to move 17 superior court judicial positions from Unified Family Courts to provincial superior courts.

Budget 2024 also announces the government’s intention to launch consultations on repealing the residency requirements for Federal Court and Tax Court judges. Eliminating residency requirements would allow for a wider and more diverse pool of applicants.

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5.4 Infrastructure for Growing Communities

Growing communities need to build more infrastructure to build more homes. From water, sewer, and power lines to child care centres, libraries, and parks, liveable communities require major investments to keep growing. The federal government is doing its part and investing in projects in cities and towns across the country to keep Canadians connected—be it broadband internet in our smallest towns or railways to the most remote places.

Reliable transportation systems and resilient public infrastructure improve the lives of Canadians. By supporting the efficient movement of goods and people, our transportation systems drive economic growth and connect communities across the country. And by fostering healthy and liveable communities, public infrastructure, such as public transit systems, water treatment facilities, and cultural centres, helps create communities where people and businesses can thrive.

The federal government is investing in Canada’s transportation systems and public infrastructure to ensure they are safe, reliable, and resilient today, that our goods keep flowing to market, people keep moving, and our economy keeps growing.

Key Ongoing Actions

✓

$33.5 billion through the Investing in Canada Infrastructure Program, to support infrastructure projects in every province and territory across four streams: public transit; green infrastructure; community, culture, and recreation infrastructure; and rural and northern communities infrastructure.

✓

Public transit programming, including $2.4 billion for the Zero Emission Transit Fund, $400 million for the Active Transportation Fund, and $150 million for the Rural Transit Solutions Fund. Starting in 2026-27, the government will provide $3 billion per year in permanent public transit funding for projects across the country.

✓	$4.3 billion under the National Trade Corridors Fund to improve the movement of people and goods in Canada, and help Canadian businesses compete in key global markets.

✓	$3.8 billion through the Disaster Mitigation and Adaptation Fund to support projects that are increasing the resilience of communities affected by natural disasters triggered by climate change.

✓

$1.5 billion under the Green and Inclusive Community Buildings program, which supports green and physically accessible retrofits, repairs, and upgrades of existing public community facilities, and the construction of new publicly-accessible community facilities.

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✓

Escalating annual funding through the Canada Community-Building Fund, which provided $2.4 billion in 2023-24 to cities for 19 different infrastructure categories, such as public transit, drinking water, wastewater, community energy systems, and culture.

✓

$35 billion to be invested by the Canada Infrastructure Bank in revenue-generating infrastructure projects that are in the public interest across the following sectors: clean power, green infrastructure, public transit, trade and transportation, and broadband.

Update on Infrastructure Funding

Since 2015, the federal government has supported communities across the country to build the infrastructure they need to grow. Helping communities grow means workers can find a place to live closer to work. When workers can afford to live near their jobs, short commutes turn into high productivity. This helps our economy grow, because businesses will only choose to scale-up in communities where workers want to live.

Between 2015-16 and 2022-23, the government provided $43.4 billion for infrastructure investments across the country. These investments are helping to advance projects like an expansion of the cycling network in Richmond, British Columbia, Calgary’s Green Line Light Rail Transit project, Yellowknife’s Flood Hazard Mitigation project, the short line track enhancement project with Central Manitoba Railway, the retrofit of the Kingston Native Centre and Language Nest, the rehabilitation of the Port of Forestville in Quebec, the construction of Charlottetown’s Library Learning Centre, and a new youth innovation hub in St. John’s, Newfoundland and Labrador.

As announced in Budget 2023, provinces have fully committed their Investing in Canada Infrastructure Program funding to projects in their jurisdictions (territories have until March 31, 2025, to do so). With over 6,000 projects approved in communities across the country, funding under the program will continue to flow for the next ten years, through to 2033-34.

In fact, federal funding for infrastructure has yet to peak. As shown in Chart 5.5 below, in 2024-25, an estimated $8.3 billion in federal funding will be disbursed across the government’s suite of infrastructure programs. Funding will continue to grow over the coming years, with a projected peak of $11.3 billion in 2027- 28. In total, the federal government expects to provide $57.3 billion in support of infrastructure projects across the country from 2023-24 until 2028-29. This disbursement of federal funding from existing programs aligns with the construction progress of infrastructure projects, as well as the permanent public transit funding starting in 2026-27.

Safer, Healthier Communities 253

Within the federal government’s suite of infrastructure programming, the Canada Community-Building Fund and the Investing in Canada Infrastructure Program provide broad-based support to infrastructure projects across the country. As shown in Table 5.3 below, across these two programs alone, the federal government expects to provide $56.1 billion from 2023-24 to 2033-34.

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Table 5.3

Canada Community-Building Fund and Investing in Canada Infrastructure Program Funding, 2015-16 to 2033-34

	Actual Expenditures	Forecasted Expenditures	Total

	2015-16 to 2022-23	2023-24 to 2033-34	2015-16 to 2033-34

ON	$9 billion	$20.3 billion	$29.3 billion
QC	$5.7 billion	$13.4 billion	$19 billion
NS	$727 million	$1.4 billion	$2.1 billion
NB	$586 million	$1.2 billion	$1.7 billion
MB	$821 million	$2 billion	$2.9 billion
BC	$3.6 billion	$6.8 billion	$10.4 billion
PEI	$391 million	$416 million	$808 million
SK	$824 million	$1.5 billion	$2.3 billion
AB	$2.8 billion	$6.4 billion	$9.2 billion
NL	$440 million	$860 million	$1.3 billion
NWT	$281 million	$679 million	$960 million
YK	$339 million	$496 million	$835 million
NU	$198 million	$754 million	$952 million

Total	$25.8 billion	$56.1 billion	$81.9 billion

Note: Dedicated funding for First Nations communities under the Canada Community-Building Fund is not included. Amounts for the Canada Community-Building Fund in 2024-25 and beyond are estimates.

These investments do not include new measures announced in Budget 2024 to further support the needs of growing communities. As announced in Chapter 1, the government is launching a new Canada Housing Infrastructure Fund and the Canada Infrastructure Bank is leveraging its $35 billion envelope to launch a new Infrastructure for Housing Initiative.

Safer, Healthier Communities 255

More Community Centres

Community facilities, like libraries, cultural and community centres, and recreation facilities, are essential spaces for social interaction where Canadians can come together as neighbours. Recreation facilities help people build healthier lives, improving well-being and longevity. Libraries build literacy and learning, especially for young minds, and provide internet access for people with low incomes who can’t afford it at home.

The Green and Inclusive Community Buildings program is providing $1.5 billion to support green and accessible retrofits and upgrades of existing public community facilities, as well as the construction of new publicly-accessible community facilities across Canada.

The program is investing in projects like the retrofit of the Connections Early Years Family Centre in Windsor to make it more accessible and energy efficient, and an upgraded, energy efficient Band Office and daycare facility in Kapawe’no First Nation in Alberta.

Budget 2024 proposes to provide $500 million over five years, starting in 2024-25, to Infrastructure Canada to support more projects through the Green and Inclusive Community Buildings program.

Investing in Passenger Rail Across Canada

Canadians are increasingly switching to clean transportation options, and taking the train is one of the most environmentally friendly ways to travel across our country. And, taking the train is often the only means of surface transportation for rural, remote, and Indigenous communities such as Churchill, Manitoba; Collins, Ontario; and Schefferville, Quebec.

Budget 2024 proposes to provide:

$462.4 million over five years, starting in 2024-25, with $120.7 million in remaining amortization, for VIA Rail network operations;

New funding for VIA Rail to replace its aging fleet on routes outside the Quebec City-Windsor corridor. Funding amounts are not being released to protect the government’s negotiating position for an upcoming procurement; and,

$63.1 million over three years, starting in 2024-25, for Transport Canada to renew the Remote Passenger Rail Program, which supports Indigenous-owned rail operators providing services to communities in Manitoba, Quebec, and Labrador.

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Advancing High Frequency Rail

Canada’s busiest passenger railway is between Quebec City and Toronto, home to nearly half of Canada’s population—and the region is only expected to grow. But increasing congestion and travel delays are making it harder to get between major cities in Ontario and Quebec.

Increasing rail passenger traffic is a key step towards reducing air travel congestion and delays, while also lowering emissions. Rail service must be quicker and more convenient to encourage more Canadians to take the train.

In 2022, the government created a new Crown corporation, VIA HFR-VIA TGF Inc., to lead the development and implementation of a potential high frequency rail project between Quebec City and Toronto. In October 2023, the government launched a request for proposals to further design and develop the potential project, which could be one of the largest Canadian infrastructure projects in generations.

Budget 2024 announces the government’s intent to introduce legislative amendments to make VIA HFR-VIA TGF Inc. an Agent of the Crown, enabling VIA HFR-VIA TGF Inc. to deliver high frequency rail on behalf of the government.

Budget 2024 also proposes to provide $371.8 million over six years, starting in 2024-25, to VIA HFR-VIA TGF Inc. and Infrastructure Canada to advance design and development of high frequency rail.

The government will release further details on high frequency rail upon the completion of the request for proposals.

Small Craft Harbours

From the Atlantic shores of Newfoundland and Labrador to the Arctic Ocean in Nunavut to the Pacific coast of British Columbia, small craft harbours are at the heart of Canada’s coastal communities. They are vital to fish harvesters from coast to coast to coast, and support tourism and safe access to our waterways for everyone.

Many harbours are in need of repairs, both because of regular wear and tear, and due to the extreme weather events that are becoming more frequent and severe with climate change. For instance, harbours across Atlantic Canada and Eastern Quebec suffered significant damage from Hurricane Fiona in 2022.

Budget 2024 proposes to provide $463.3 million over three years, starting in 2024-25, on a cash basis, to Fisheries and Oceans Canada to repair and maintain small craft harbours, including those damaged by Hurricane Fiona. This investment will support local economic development for generations to come, particularly benefitting Canadians working in the fisheries, aquaculture, tourism, construction, and marine engineering sectors.

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Reliable Transportation in Atlantic Canada

Being able to travel easily is important for communities, and important for keeping our economy moving. This is true no more so than in Atlantic Canada, where many communities and businesses rely on bridges and ferry services for transportation.

The federal government supports key transportation services in Atlantic Canada through Marine Atlantic Inc., a Crown corporation that provides ferry service between Newfoundland and Labrador and Nova Scotia, and the Ferry Services Contribution Program, which funds ferry service between New Brunswick, Nova Scotia, Prince Edward Island, and Eastern Quebec. The federal government is also responsible for the Confederation Bridge connecting Prince Edward Island and New Brunswick, which is managed through an agreement with a third-party bridge operator.

Through Budget 2024, the government is taking action to ensure that these services can reliably and affordably connect Atlantic Canadians and their communities. Budget 2024 proposes to provide:

$124.1 million over five years, starting in 2024-25, with $32.9 million in remaining amortization, to Marine Atlantic Inc. to support its continued operations and keep fares affordable;

$2.5 million over two years, starting in 2024-25, to Transport Canada to freeze fares under the Ferry Services Contribution Program until December 2025; and,

$13.7 million over two years, starting in 2024-25, to Transport Canada to negotiate a continued toll freeze on the Confederation Bridge in 2025 and 2026.

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Chapter 5

Safer, Healthier Communities

millions of dollars

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total

5.1. A Clean and Safe Environment for the Next Generation	0	705	167	53	41	45	1,012
Extreme Weather Early Warning System	0	1	1	1	1	1	7
More Affordable Electric Vehicles	0	1,055	7	0	0	0	1,062
Less: Funds Sourced from Existing Departmental Resources	0	-450	-4	0	0	0	-455
Investing in Canada’s Parks	0	15	79	34	14	14	157
Pitaumkek National Park Reserve on PEI	0	2	5	6	6	7	25
Protecting B.C.’s Great Bear Sea	0	0	2	5	8	10	24
A New National Urban Park in Windsor	0	1	4	6	13	12	36
Less: Funds Sourced from Existing Departmental Resources	0	-14	-22	0	0	0	-36
Protecting Canadians and the Environment from Harmful Chemicals	0	95	95	0	0	0	191

5.2. Vibrant and Inclusive Communities	0	424	415	251	206	191	1,488
Combatting Hate	0	37	56	47	38	28	206
Less: Costs to be Recovered	0	0	0	0	-1	-1	-3
Addressing the Rise in Antisemitism	0	1	1	1	1	1	6
Addressing the Rise in Islamophobia	0	1	1	1	1	1	6
Enhancing the Security Infrastructure Program	0	5	5	0	0	11	21
Preserving Holocaust Remembrance	0	1	1	1	1	1	5
Supporting the Mental Health of Black Canadians	0	2	2	0	0	0	4
Investing in CBC/Radio-Canada	0	42	0	0	0	0	42
Promoting Local Journalism[1]	0	20	20	20	0	0	59
Investing in Public Interest Programming Services	0	10	5	0	0	0	15
Supporting Canada’s National Athletes	0	15	15	7	7	7	51
Community Sports for Everyone	0	5	10	0	0	0	15

Safer, Healthier Communities 259

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total
Supporting Canadian Film Producers[1]	0	50	50	0	0	0	100
A Stronger Canadian Music Scene[1]	0	16	16	0	0	0	32
Vibrant Festivals and Performing Arts	0	37	25	9	0	0	71
Building New Museums and Cultural Centres	0	7	5	0	0	0	11
Supporting the Canadian Book Industry	0	3	3	3	0	0	10
Supporting the National Arts Centre	0	0	15	15	15	0	45
Supporting the Harbourfront Centre	0	5	5	0	0	0	10
Criminal Justice Legal Aid	0	80	90	90	90	90	440
Immigration and Refugee Legal Aid	0	72	72	44	44	44	274
Protecting Official Language Rights	0	5	9	9	6	6	36
Upholding Democratic Participation in Official Languages	0	10	10	5	5	4	33
Less: Funds Sourced from Existing Departmental Resources	0	0	0	0	0	0	-1

5.3. Safer Communities	2	91	168	124	41	33	458
Cracking Down on Auto Theft[1]	0	14	14	14	0	0	43
Doubling Volunteer Firefighter and Search and Rescue Tax Credits	5	20	20	20	20	20	105
More Support for Firefighting Training	0	1	0	0	0	0	1
Taking Assault Weapons Off Our Streets	0	19	15	1	1	1	38
Less: Funds Previously Provisioned in the Fiscal Framework	-3	-27	0	0	0	0	-30
Protecting Children from Online Harm	0	12	17	16	9	1	54
Less: Funds Sourced from Existing Departmental Resources	0	-2	0	0	0	0	-2
Kids Help Phone	0	3	3	3	0	0	8
Future of Sport in Canada Commission	0	7	4	0	0	0	11

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	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total
Addressing the Overdose Crisis in Municipalities and Indigenous Communities	0	25	75	50	0	0	151
Less: Funds Sourced from Existing Departmental Resources	0	0	0	0	0	0	-1
Combatting Workplace Sexual Harassment	0	10	10	10	0	0	31
More Judges for Faster Access to Justice	0	9	10	10	10	11	50

5.4. Infrastructure for Growing Communities	0	287	569	253	243	244	1,596
More Community Facilities	0	25	50	125	150	150	500
Investing in Passenger Rail Across Canada	0	130	296	36	32	32	526
Advancing High Frequency Rail	0	79	79	53	53	53	318
Small Craft Harbours	0	29	32	38	7	7	112
Reliable Transportation in Atlantic Canada	0	24	113	1	1	2	140

Additional Investments – Safer, Healthier Communities	-14	871	394	206	186	155	1,799
Federal Contaminated Sites Action Plan	-14	0	19	19	19	19	64
Funding proposed for multiple departments to address environmental liabilities through the assessment and remediation of contaminated sites under federal responsibility.
Sustainable Pesticide Management	0	19	20	0	0	0	39
Funding proposed for HC and AAFC to maintain the pesticides regulatory system, and monitor and promote sustainable pesticides use.
Supporting the Performing Arts Sector in the Prairies	0	6	7	7	0	0	20
Funding proposed for PrairiesCan to support performing arts organizations based in Manitoba, Saskatchewan and Alberta.
Canada Media Fund	0	20	20	0	0	0	40
Funding proposed for PCH for the Canada Media Fund to continue to support media productions, including those led by people from equity deserving groups.
Glenn Gould Foundation	0	10	0	0	0	0	12
Funding proposed to PCH to support the Glenn Gould Foundation to expand the stature and visibility of the Glenn Gould Prize that recognizes unique lifetime contributions in the arts.
RCMP Heritage Centre	0	2	2	0	0	0	3
Funding proposed for PrairiesCan for operations at the RCMP Heritage Centre.
Supporting Community Events and Celebrations	0	1	1	1	0	0	2
Funding proposed for PCH for the Celebration and Commemoration Program to support community-based celebrations for National Acadian Day.
Terry Fox Humanitarian Award	0	10	0	0	0	0	10

Safer, Healthier Communities 261

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total
Funding proposed to PCH to support scholarships for post-secondary students through the Terry Fox Humanitarian Award.
Volunteer Canada	0	0	0	0	0	0	0
Funding of $0.4 million in 2024-25 proposed for ESDC to support Volunteer Canada in the development of the organization’s National Volunteer Action Strategy.
Impact of Race and Culture Assessments	0	2	2	2	2	2	8
Funding proposed for JUS to expand the use of Impact of Race and Culture Assessments for Black and racialized individuals in the criminal justice system.
Supporting Federal Correctional Institutions	0	61	159	52	52	52	377
Funding proposed for CSC to stabilize core operations.
Combatting Financial Crime	0	1	1	0	0	0	3
Funding proposed for PS to support the Financial Crimes Coordination Centre.
Preventing Migrant Smuggling	0	8	8	8	0	0	23
Funding proposed for the RCMP to maintain activities to detect, deter and disrupt migrant smuggling ventures targeting Canada.
Upgrading Immigration Holding Centres	0	79	65	67	68	45	325
Funding proposed for the CBSA to enable secure detainment of high-risk individuals.
Adjusting Travel Requirements for Mexican Citizens	0	21	15	0	0	0	36
Less: Projected Revenues	0	-21	-22	-23	-24	-25	-115
Funding proposed for IRCC to process visas for Mexican nationals, including enhanced visa client services in Mexico.
Healthcare Support for Asylum Claimants and Refugees	0	411	0	0	0	0	411
Funding proposed for IRCC for the Interim Federal Health Program, which provides temporary essential healthcare coverage to asylum claimants and refugees.
Temporary Lodging for Asylum Claimants	0	141	0	0	0	0	141
Funding proposed for IRCC to transition from temporary to sustainable accommodation solutions for asylum claimants.
Immigration Loans Program	0	2	2	0	0	0	4
Funding proposed for IRCC to increase the ceiling of the Immigration Loans Program to support travel of refugees and humanitarian immigrants to Canada.
Responding to the Mass Casualty Commission	0	20	17	17	11	11	77
Funding proposed for PS and the RCMP to respond to the recommendations of the Mass Casualty Commission.
Supporting Contract Policing	0	2	6	4	4	4	21
Funding proposed for PS to support contract policing work.
Enhancing Security Around Parliamentary Campus	0	10	10	10	10	10	50

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	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total
Funding proposed for PS to bolster the Ottawa Police Services’ presence around the Parliamentary campus.
Transportation Security Clearance Program	0	23	23	21	21	20	108

Funding proposed for TC and the RCMP to administer the Transportation Security Clearance Program, which screens workers at ports and airports who perform certain duties or have access to restricted areas, to prevent security threats within Canada’s transportation system.

Ports Asset Transfer Program	0	48	45	21	23	15	152
Less: Funds Sourced from Existing Departmental Resources	0	-5	-5	0	0	0	-10
Funding proposed for TC to administer the Ports Asset Transfer Program, which facilitates the transfer of Transport Canada-administered port facilities to local owners.
Chapter 5 - Net Fiscal Impact	-12	2,379	1,714	887	718	667	6,353

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

1 Previously announced.

Safer, Healthier Communities 263

Chapter 6

A Fair Future for Indigenous Peoples

A fair Canada is one where the government continues making meaningful progress in the journey of reconciliation with Indigenous Peoples. The federal government continues to prioritize its responsibility to help ensure First Nations, Inuit, and Métis communities have what they need to grow and succeed on their own terms.

In 2015, the federal government made a commitment to chart a new path of reconciliation with Indigenous Peoples. Based on the recognition of rights, respect, and partnerships, true reconciliation brings with it the opportunity for all people in Canada to know ourselves and our collective histories better.

Reconciliation starts with renewed Nation-to-Nation, Government-to-Government, and Inuit-Crown relationships and strengthening partnerships with rights holders.

✓

In 2017, the Crown and Inuit partners established the Inuit-Crown Partnership Committee through the Inuit Nunangat Declaration on Inuit- Crown Partnership. The committee serves as the primary mechanism for advancing reconciliation between Inuit and the Crown, where significant Inuit-Crown priorities have advanced, including the Inuit Nunangat Policy and Inuit-specific investments.

✓	In 2017, the federal government and Métis partners established the Métis Permanent Bilateral Mechanism. This process has resulted in better policy and informed investments into Métis communities.

✓

In 2017, the federal government and First Nation partners established the Assembly of First Nations Permanent Bilateral Mechanism. This committee strengthened a whole of government focus to investing in First Nations led approaches.

✓	In 2023, the federal government held its inaugural meeting of the Self-Governing and Modern Treaty Intergovernmental Leaders’ Forum to advance the work to uphold the spirit and intent of Treaties.

In addition, Parliament passed the United Nations Declaration on the Rights of Indigenous Peoples Act. Together, the federal government and Indigenous partners co-developed the resulting inaugural five-year Action Plan to provide a roadmap for the work towards increased self-determination and rights recognition for Indigenous Peoples in Canada.

Through long-term investments, the federal government and Indigenous partners are working to foster strong, healthy, and prosperous Indigenous communities for generations to come.

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The past year has seen the achievement of important milestones along the path to reconciliation:

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The Federal Court approved an historic $23.3 billion settlement to compensate those who were harmed by the discriminatory underfunding of the First Nations Child and Family Services program and the government’s narrow definition of Jordan’s Principle.

–	The Urban, Rural, and Northern Indigenous Housing Strategy, supported by $4 billion over seven years, is currently being co-developed with Indigenous partners.

–	The new $2 billion Indigenous Health Equity Fund will address the unique challenges Indigenous people face when accessing health care services.

–	An infusion of $1.6 billion will help ensure First Nations children receive the support they need under Jordan’s Principle.

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Several more coordination agreements were finalized under An Act Respecting First Nations, Inuit and Métis children, youth and families—a key step towards reducing the number of Indigenous children in care and keeping them connected to their families, communities, and cultures.

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The Inuit-led Qanuippitaa? National Inuit Health Survey continued to roll out to communities to collect up-to-date information to better understand health strengths and challenges at the regional and national levels and contribute to changes that will improve the health and well- being of Inuit.

Budget 2024 continues this work by proposing investments that will advance the health and well-being of Indigenous children, youth, families, and communities. This budget also proposes investments in Indigenous self-determination and economic reconciliation.

It’s only fair that Indigenous communities build prosperity—on their own terms. And for that, they need new tools that are reflective of their unique needs and enable them to exercise their right to self-determination. The government is offering more flexible options for Indigenous Peoples to exercise tax jurisdiction; providing support for entrepreneurship, tourism, and clean energy; and facilitating access to affordable capital.

Health outcomes for Indigenous people remain below those of the general population. This is just one of the many harmful legacies of colonialism which must be addressed at every level. To improve health outcomes and ensure the most vulnerable Indigenous people have the support they need, the government is strengthening on-reserve income assistance and disability income support programs, and investing in primary health care, mental health, and food security.

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To make progress towards safe, secure communities, the government is addressing the overrepresentation of Indigenous Peoples in the justice system and enhancing funding for community policing, and emergency management and preparedness.

Budget 2024, and ongoing initiatives, will contribute to meaningful improvements in the lives of First Nations, Inuit, and Métis families and communities, and advance the work of building a better Canada for generations today and tomorrow.

Key Investments in First Nations Priorities Since 2015

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$29 billion for child welfare services, including funding to implement An Act respecting First Nations, Inuit and Métis children, youth and families, to maintain and enhance the First Nations Child and Family Services Program, and to support ongoing negotiations towards additional program reforms;

–	Nearly $8.1 billion to meet the health, social, and education needs of First Nations children through Jordan’s Principle;

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$7.2 billion to support primary care and public health on reserve, distinctions-based mental health care, and non-insured health benefits. This also includes $1.2 billion in infrastructure funding, which has already supported 248 health-related projects in First Nations communities;

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Over $6.1 billion for elementary and secondary education to help First Nations children living on reserve receive high-quality schooling. This also includes $1.8 billion in infrastructure funding, which has already supported 310 school facility projects;

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Over $6.3 billion to address critical infrastructure gaps related to water and wastewater, and accelerate progress to end long-term and short-term drinking water advisories in First Nations communities on reserve;

–	Over $4 billion to support First Nations housing on reserve;

–	Almost $2.5 billion to support community infrastructure on reserve;

–	$1.4 billion to advance housing, water and wastewater, and community infrastructure priorities in Self-Governing and Modern Treaty First Nations;

–	Nearly $2.5 billion to build an early learning and child care system that meets the needs of First Nations families;

–	$991 million for First Nations and Inuit policing and police facilities to provide access to local and culturally sensitive police services that make communities safer; and,

–	$417 million targeted for First Nations post-secondary education.

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Key Investments in Inuit Priorities Since 2015

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$25 million to implement the Inuit Nunangat Policy, which was co- developed with Inuit and will guide the federal government in design, development, and delivery of new and renewed federal programming, policies, and initiatives;

–	Over $1.3 billion to support housing in Inuit communities;
–	$43.7 million to eliminate tuberculosis in Inuit Nunangat by 2030;
–	$5.6 billion for non-insured health benefits and distinctions-based mental health care;
–	More than $230 million for Inuit communities to build an early learning and child care system that meets the needs of Inuit families;
–	$220 million to meet the health, social, and education needs of Inuit children through the Inuit Child First Initiative;
–	More than $76 million to support Inuit food security;
–	$70 million to support the National Inuit Suicide Prevention Strategy;
–	$991 million for First Nations and Inuit policing and police facilities to provide access to local and culturally sensitive police services that make communities safer; and,
–	More than $125 million for the Inuit Post-Secondary Education Strategy.

Key Investments in Métis Priorities Since 2015

–	More than $860 million for Métis communities to build an early learning and child care system that meets the needs of Métis families;
–	$690 million to support housing in Métis communities;
–	More than $400 million towards Métis communities’ skills and employment training, economic development, and to support the startup and expansion of Métis small- and medium-sized businesses;
–	$867 million to support distinctions-based mental health care and the monitoring and treatment of chronic diseases; and,
–	More than $360 million for the Métis Nation Post-Secondary Education Strategy.

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Delivering on Indigenous Priorities

For too long, previous governments have failed to invest in the future of Indigenous Peoples. Since 2015, the government has been reversing this trend.

The government has worked with First Nations, Inuit, and Métis partners to make meaningful, distinctions-based investments that respond to Indigenous-identified priorities.

Investing in Indigenous Priorities

Spending on Indigenous priorities has increased significantly since 2015 (181 per cent) with spending for 2023-24 estimated to be over $30.5 billion, rising further to a forecast of approximately $32 billion in 2024-25.

Notably, Budget 2024 includes $2.3 billion over five years to renew existing programming.

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In addition to these investments, since 2015, the federal government has worked collaboratively with Indigenous Peoples to honour treaty rights, resolve historical wrongs, implement rights, and reinvigorate the modern treaty process. Work to advance reconciliation and support Indigenous self-determination has increased the federal government’s total recorded liabilities from $11 billion in 2015-16 to $76 billion in 2022-23, as noted in the 2023 Fall Economic Statement. Of this amount, the vast majority relate to Indigenous claims, providing compensation for past harms of colonialism. This reflects the progress the federal government has made to advance reconciliation by addressing the lasting impacts of colonialism while supporting healing for every generation, from Survivors to their descendants and those that will come after.

Investments to date have improved the lives of Indigenous people and created new opportunities in communities across the country. By partnering with Indigenous people and service providers, these investments have delivered better access to health care, education, child and family services, housing, and infrastructure. For example:

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In 2015, there were 11 mental wellness teams serving 86 communities across Canada (not counting British Columbia, where mental wellness services are managed and provided by the First Nations Health Authority). By 2023, federal investments increased this figure to 75 teams serving over 385 First Nations and Inuit communities.

–

Sturgeon Lake First Nation had its first midwife-assisted birth in the community in more than 50 years with support from program funding provided in Budget 2017. In October 2023, supported by investments in Budget 2021, the community broke ground on a standalone birthing centre—the first of its kind to be built on reserve.

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–	As of March 2023, 10 First Nations and Inuit laws on child and family services have come into force, advancing self-determination as communities exercise their jurisdiction.

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A landmark Regional Education Agreement was signed in July 2022 with the First Nations Education Council in Quebec, enabled by Budget 2022 investments of $310.6 million over five years to improve student outcomes. This agreement supports 22 First Nations communities in Quebec, funding over 6,000 students based on their communities’ vision for education.

–	Since 2016, the federal government has invested over $2 billion to build or improve 310 school facilities, of which 180 are completed and 130 are ongoing, benefitting 319 First Nations communities.

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Since 2016, the federal government has invested over $710 million in 286 health-related infrastructure projects, of which 260 are completed and 70 are ongoing, benefitting 214 First Nations communities.

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On December 15, 2022, the Framework Agreement on First Nation Land Management Act came into force, replacing the repealed First Nations Land Management Act. This new legislation, co-developed with the Lands Advisory Board, supports First Nations who wish to reclaim jurisdiction over their reserve lands. With more than 100 First Nations already managing their lands through a land code, in 2022-23, nine First Nations became signatories to the Framework Agreement, and three reasserted jurisdiction over their lands, environment, and natural resources outside of the Indian Act.

–

Since 2016, Inuit have constructed close to 500 new homes, repaired a significant number of existing units, and have undertaken critical land development, supported by the federal government’s distinctions-based housing investments.

–

The 2019 signing of the Métis Nation Early Learning and Child Care Accord was an important milestone in supporting the self-determination of Indigenous communities across Canada and ensuring culturally appropriate and high-quality programs and services for Métis children and families.

In total, these investments represent approximately $200 billion in support for Indigenous Peoples.

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Figure 6.1

First Nations Communities Benefitting from Completed Education

Infrastructure Projects

Note: There are no completed projects shown in the North as federal funding supports First Nations that own and operate schools on reserve. The federal government supports a variety of projects in the North through other funding mechanisms. Because some projects will benefit more than one community, the number of projects may not match the number of markers on the map.

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Figure 6.2

First Nations Communities Benefitting from Completed Health

Infrastructure Projects

Note: There are no completed projects shown in the North as federally funded health facilities primarily serve First Nations people and families living on or near reserves. The federal government supports a variety of projects in the North through other funding mechanisms. Because some projects will benefit more than one community, the number of projects may not match the number of markers on the map.

Infrastructure investments, in particular, have been prioritized by Indigenous partners and the federal government. Between 2015 and 2023, $22.3 billion in targeted funding has been allocated toward more than 10,252 infrastructure projects that are building more homes in Indigenous communities.

To address on-reserve housing needs, Indigenous Services Canada is working with the Canada Mortgage and Housing Corporation to support projects in First Nations communities, including new builds, retrofits, and renovations. These include:

–	4,982 housing-related infrastructure projects (2,550 completed), benefitting 611 First Nations communities;

–	Building 5,875 new homes across 1,308 projects;

–	Renovating and upgrading 12,793 homes across 1,502 projects; and,

–	Acquiring 3,324 lots for Indigenous people to develop across 393 projects.

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Healing and Addressing Past Harms

Since 2015, the federal government has overhauled the Crown’s approach to litigation by prioritizing negotiation whenever a settlement is possible—and taking a principled approach to litigation when it is not.

The federal government seeks to work together with parties to address past wrongs to the extent possible through financial compensation, meaningful apologies, and corrective action, which can help bring closure and promote healing—all reflective of what we’ve heard from engaging directly with Indigenous partners. In recent years, the federal government and Indigenous partners have resolved several longstanding grievances through settlements that correct the harms caused by Canada’s historic wrongdoings. Although no settlement will absolve the trauma, pain, and lost opportunities inflicted by historic wrongdoings, these agreements support Indigenous people and communities to pursue new opportunities to heal and rebuild from the harmful legacies of colonialism.

–

In December 2023, a settlement was approved that will compensate Indigenous people who were placed in Federal Indian Boarding Homes (Percival) while attending school far from their home communities, including those who suffered physical, sexual, or other abuse.

–

In October 2023, an historic $23.3 billion settlement was approved to compensate First Nations children on reserves and in Yukon who were removed from their homes through involvement in the child and family services system, and those impacted by the federal government’s narrow definition of Jordan’s principle, as well as their caregivers.

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In June 2023, Canada, Ontario, and the 21 First Nations who are signatories to the Robinson-Huron Treaty reached a $10 billion settlement with $5 billion contributions from both Canada and Ontario to compensate for unpaid past treaty annuities promised through a treaty that dates to 1850. The communities received the full settlement payment on March 25, 2024, and they are now working to finalize their collective disbursement agreements.

–

In March 2023, a settlement was approved to address harms suffered by First Nations communities as a result of Indian Residential Schools (Gottfriedson Band Class). Canada provided $2.8 billion to establish the Four Pillars Society to support healing, wellness, education, heritage, language, and commemoration activities.

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In June 2022, a $1.3 billion land claim settlement was reached with the Siksika Nation to resolve wrongs from over a century ago, including when the Government of Canada broke its Blackfoot Treaty promise and wrongfully took almost half of Siksika Nation’s reserve land to sell to settlers.

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In December 2021, an $8 billion Safe Drinking Water Settlement Agreement was approved, including funding to directly compensate Indigenous people and affected First Nations, and to ensure reliable access to safe drinking water on reserves.

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In September 2021, a settlement was approved to compensate Indian Residential Schools Day Scholars (Gottfriedson) who attended Indian Residential Schools but returned to their homes at night. While Day Scholars could seek compensation for sexual and serious physical abuse through the Indian Residential Schools Settlement Agreement Independent Assessment Process, they were unable to receive a Common Experience Payment.

–

In August 2019, the Federal Indian Day Schools (McLean) Settlement was approved to compensate Indigenous people for the harms they suffered as a result of attending a federally operated day school. A total of $7 billion has been allocated to date.

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In December 2018, the Sixties Scoop Settlement was approved to compensate First Nations and Inuit people who were adopted by non- Indigenous families, became Crown wards or who were placed in permanent care settings during the Sixties Scoop.

–

The Specific Claims process resolves past wrongs against First Nations, such as the mismanagement of lands and assets or the unfulfilled promises of historic treaties, through negotiation and outside of the court system. From January 2016 to January 31, 2024, 283 claims were resolved for close to $10 billion. Since the process was created in 1973, a total of $13.9 billion has been provided to resolve 688 specific claims.

These settlements total to over $57 billion combined.

Lifting Drinking Water Advisories in First Nations Communities

Everyone in Canada should have access to safe and clean drinking water.

In November 2015, the federal government committed to ending all 105 long-term drinking water advisories affecting First Nations communities on reserve. Since then, 144 long-term drinking water advisories have been lifted across the country. And a further 271 short-term drinking water advisories have been

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addressed before becoming long-term advisories. This has resulted in 94 percent of First Nations communities now having clean water.

This has been possible because of the tireless work of First Nations communities water operators, and the more than $6.3 billion invested by the federal government to build 130 new water and wastewater treatment plants and to repair or upgrade 876 other systems. These investments have also provided resources to hire and train local technicians to support the effective management and maintenance of water systems.

First Nations have long called for effective safe drinking water legislation and a national regulatory regime that meets their needs and ensures clean, safe, and reliable drinking water for generations to come. This is why the government tabled Bill C-61, the First Nations Clean Water Act, which was developed with First Nations to affirm their inherent rights to self-government in relation to water, source water, drinking water, wastewater, and related infrastructure on, in, and under First Nation lands.

The proposed bill further aims to recognize the importance of their stewardship over lands and waters, and to lay the foundation for a First Nations-led water institution to support communities as they look to exercise jurisdiction to ensure they have clean drinking water for generations to come.

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6.1 Investing in a Brighter Future for Indigenous Peoples

The federal government must work with First Nations, Inuit, and Métis communities to ensure their members have access to opportunities to grow and reach their full potential. Indigenous Peoples are the fastest growing population in Canada, consistently, year-over-year. And, that very much includes young people, who make up a larger proportion of the Indigenous population than in the non-Indigenous population. Investing in their future success could not be more important when it comes to investing in long-term outcomes for Indigenous communities.

The federal government is taking action in Budget 2024 to unlock opportunities for young people and equip them with the skills they need to succeed. By investing in education and in Indigenous youth, the federal government is investing in a brighter future for Indigenous communities and for Canada.

Key Ongoing Actions

✓	$1.6 billion over two years, starting in 2023-24, to ensure First Nations children continue to receive the support they need through Jordan’s Principle.

✓

$1.3 billion over five years, starting in 2023-24, to support Canada’s continued efforts to work with Indigenous communities to implement An Act respecting First Nations, Inuit and Métis children, youth and families.

Empowering Indigenous Youth

Call to Action 66 of the Truth and Reconciliation Commission calls upon the federal government to establish multi-year funding for community-based youth organizations to deliver programs on reconciliation, and establish a national network to share information and best practices.

Since 2019, the government has been working with Indigenous Youth Roots, a national youth-led organization that collaborates with communities to provide grants and programming related to leadership, skills, and reconciliation for Indigenous youth.

Budget 2024 proposes to provide an additional $12.5 million over two years, starting in 2024-25, to Crown-Indigenous Relations and Northern Affairs Canada to support the Indigenous Youth Roots organization to identify and partner with Indigenous-led organizations. This will ensure the continued delivery of programming to empower Indigenous youth, as recommended in Truth and Reconciliation Commission Call to Action 66.

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First Nation K-12 Education

A good education is one of the best ways to make sure that every child has a fair chance at the best life possible. High-quality, culturally appropriate education is especially important if we want to ensure a brighter and more prosperous future for First Nations children, youth, and communities. With First Nations people among the youngest and fastest-growing populations in Canada, investing in their success means investing in Canada’s success.

Budget 2024 proposes new investments in First Nations’ kindergarten to grade 12 education programming and infrastructure, including:

$649.4 million over two years, starting in 2024-25, to improve elementary and secondary education on reserve, and ensure funding formulas meet the needs of growing communities; and,

$545.1 million over three years, starting in 2024-25, for K-12 infrastructure to build and renovate safe and healthy learning environments for First Nations students.

First Nation Post-Secondary Education

Unlocking pathways to post-secondary education is critical to ensuring that Indigenous students have opportunities to succeed and contribute at their full potential. In 2021, 45 per cent of First Nations people aged 25-64 had attained a post-secondary credential, in comparison to 68 per cent of non-Indigenous Canadians. Supporting the next generation of First Nations university, college, and post-secondary students will help build a brighter future for Indigenous communities and a Canada where everyone has a fair chance at success.

Budget 2024 proposes to increase support for First Nations post-secondary students:

$242.7 million over three years, starting in 2024-25, to increase access to post-secondary education for First Nations students through the Post- Secondary Student Support Program.

The federal government will continue to support Inuit and Métis postsecondary education through their Post-Secondary Education Strategies funded in Budget 2019 which invested $487.5 million over ten years, and $61.8 million ongoing.

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Dechinta Centre for Research and Learning

Over the last five years, the number of people with a bachelor’s degree or higher has increased for First Nations, Inuit, and Métis. However, Indigenous people who live in the North face unique barriers accessing post-secondary education that is both closer to home and culturally appropriate.

This is why the government is investing in the Dechinta Centre in the Northwest Territories to support access to culturally appropriate post-secondary education that is accessible to Indigenous students in the North.

Budget 2024 proposes to provide $5.2 million over two years, starting in 2024-25, to Crown-Indigenous Relations and Northern Affairs Canada to support the Dechinta Centre for Research and Learning.

With this funding, First Nations can support post-secondary students in their community, making post-secondary education more accessible.

The Best Start for Every Indigenous Child

Through An Act respecting First Nations, Inuit and Métis children, youth and families, more Indigenous communities are reclaiming jurisdiction over child and family services, ensuring that Indigenous children and youth grow up in their communities, tied to their cultural identities, and achieve better outcomes. The federal government is committed to implementing the Act to support Indigenous communities on this path forward.

Budget 2024 proposes to provide $1.8 billion over 11 years, starting in 2023-24 to support communities in exercising jurisdiction under An Act respecting First Nations, Inuit and Métis children, youth and families, including the first Inuit agreement to support community-led, prevention-based solutions to reduce the number of children in care.

Budget 2024 proposes to provide $167.5 million over two years, starting in 2023-24, to ensure Inuit children can access the health, social, and educational services they need, when they need them. The government continues to work with Inuit partners to advance the long-term vision of the Inuit Child First Initiative so that Inuit children will continue to receive timely, high-quality services.

The federal government is committed to removing systemic barriers that prevent Indigenous children and youth from accessing the services and supports they need to thrive. The government is working to reach final agreements for the long-term reform of the First Nations Child and Family Services Program and Jordan’s Principle.

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Supporting Indigenous Cultures

A better, fairer Canada is one where we are honest with our history. Where we can work to know ourselves and our stories, and enable creators to share them and be understood.

The federal government is committed to addressing the legacies of colonialism and racism, and an important part of that work is making sure to support Indigenous-led efforts to reclaim, revitalize, and strengthen Indigenous cultures and languages. Restoring and promoting language and culture is an important part of healing, reconciliation, and fostering a strong sense of identity and community.

To ensure the vibrancy of Indigenous cultures and languages for generations to come, Budget 2024 proposes to provide:

$225 million over five years, starting in 2024-25, with $45 million per year ongoing to Canadian Heritage for Indigenous languages and cultures programs, in support of Indigenous Languages Act, which is set for its first five-year review in October 2025; and,

$65 million over five years, starting in 2024-25, with $13 million per year ongoing to Canadian Heritage to permanently support the Indigenous Screen Office and ensure Indigenous Peoples can tell their own stories and see themselves reflected on screen.

Budget 2024 also proposes to provide additional resources for the Canadian Radio-television and Telecommunications Commission to support Aboriginal People’s Television Network. See Chapter 5 for additional details.

Supporting Urban Indigenous Peoples

Indigenous Peoples, no matter where they reside, should have access to culture and services. Indigenous people in urban areas face unique challenges to accessing the services and cultural supports they need.

This funding supports organizations to deliver effective, culturally appropriate programs and services, including housing support, to urban Indigenous Peoples in safe and accessible spaces, and improve coordination with provincial and territorial services. Budget 2024 proposes to provide:

$60 million over two years, starting in 2024-25, to support Friendship Centres, across the country, which provide much-needed supports and services to members of their communities across a range of areas including health, housing, education, recreation, language, justice, employment, economic development, culture, and community wellness.

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6.2 Advancing Indigenous Self-Determination

One of the principles of reconciliation is fairness in all the federal government’s dealings with Indigenous partners. That starts with renewing Nation-to-Nation, Government-to-Government, and Inuit-Crown relationships so that they are based on respect and the recognition of rights—a priority since 2015. And that includes the right to self-determination and upholding our commitments to rights holders.

The federal government’s ongoing work is supporting pathways to self-determination and greater well-being for Indigenous communities.

As part of this effort, the federal government has focused on building relationships with Indigenous partners by addressing past harms, increasing dialogue, supporting community capacity, and advancing a fairer fiscal relationship with Indigenous Peoples. Budget 2024 builds on this important work.

Key Ongoing Actions

✓	Supporting communities to research, locate, and document burial sites at former residential schools, as well as to memorialize deaths of children and return their remains home.

✓	Ensuring the respectful and culturally appropriate treatment of unmarked graves and burial sites, including through the framework being developed by the Independent Special Interlocutor.

✓

Ensuring communities have access to information to support their efforts to identify, locate, and commemorate their missing children through the National Advisory Committee on Residential Schools Missing Children and Unmarked Burials.

✓

Educating Canadians on the harmful legacy of residential schools and preserving records that are key to honouring the truths of residential school Survivors through the National Centre for Truth and Reconciliation.

✓

Creating innovative Recognition of Indigenous Rights and Self- Determination discussion tables where the Crown engages Indigenous partners to advance agreements and other constructive arrangements to recognize and implement Indigenous rights.

✓

Establishing permanent bilateral mechanisms with First Nations, Inuit, and Métis Nation leaders and the Intergovernmental Leaders’ Forum with Modern Treaty and Self-Governing Indigenous Government leaders to identify joint priorities, co-develop policy, and monitor progress.

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Section 35 Negotiations

Section 35 of the Constitution Act, 1982 recognizes and affirms the existing Aboriginal and treaty rights of First Nation, Métis, and Inuit communities and requires the federal government to work with partners to recognize and protect those rights. The federal government has been working with Indigenous communities to explore new ways to advance the recognition of Indigenous rights and to support unique visions for self-determination as defined by First Nations, Inuit, and Métis governments.

There are over 170 active discussion tables across the country where the federal government is working with Indigenous partners to conclude modern treaties, self-government agreements, and other constructive arrangements that support Indigenous Peoples to exercise their rights in areas such as education, child and family services, land and resource management, health, justice, and language and culture. Since 2017, Canada has signed 33 new rights-based reconciliation agreements with Indigenous partners, including:

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The Anishinabek Nation Governance Agreement (October 1, 2022), the first of its kind in Ontario, which recognizes Anishinabek control over the governance and law-making powers of signatory First Nations.

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A Self-Government Treaty Recognizing the Whitecap Dakota Nation / Wapaha Ska Dakota Oyate (May 2, 2023), which recognizes that Whitecap Dakota Nation has jurisdiction and law-making powers, facilitates the creation of economic opportunities, and improves community well-being for its members.

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The Nang K’uula • Nang K’úulaas Recognition Agreement (July 18, 2023), which recognizes the Haida Nation as the holder of Haida title and rights, and the Council of Haida Nation as the governing body of the Haida Nation.

While these agreements take significant steps towards affirming and implementing Indigenous rights, there is still important work to do.

To advance rights-based discussions, Budget 2024 proposes to provide $96.4 million over two years, starting in 2024-25, to Crown-Indigenous Relations and Northern Affairs Canada. This funding would ensure that Indigenous communities can fully participate in the negotiation process.

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Renewing First Nations Core Governance and New Fiscal Relationship Funding

First Nations governments and tribal councils require adequate resources and administrative capacity to deliver critical programs and services to their members. To continue to support First Nations governance and self-determination, Budget 2024 proposes to provide:

$275 million over two years, starting in 2024-25 to Indigenous Services Canada to maintain Indigenous Governance and Capacity programs and support governance capacity development.

$12.6 million, over two years, starting in 2024-25, to Indigenous Services Canada to continue implementing and advancing the New Fiscal Relationship with First Nations communities.

Fair Tax Jurisdiction for Indigenous Communities

A fair fiscal relationship means supporting an Indigenous tax jurisdiction that advances self-determination and builds strong fiscal relationships while generating important revenues for community priorities. This is an important part of reconciliation.

The federal government proposes to expand opt-in tax jurisdiction frameworks, enabling Indigenous governments to better exercise their tax jurisdiction with more flexibility.

Following extensive collaboration with Indigenous organizations and interested Indigenous communities, Budget 2024 announces the government’s intention to bring forward legislation for an opt-in Fuel, Alcohol, Cannabis, Tobacco, and Vaping (FACT) sales tax framework. The FACT framework would include appropriate sharing arrangements, to meet the interests of both Indigenous governments and the federal government. The federal government will work with Indigenous partners over the coming months to finalize and implement the FACT framework.

The federal government will negotiate additional First Nations Goods and Services Tax agreements with interested Indigenous governments, and personal income tax arrangements with interested self-governing Indigenous governments, along with facilitating similar arrangements between interested Indigenous governments and provincial and territorial governments. The federal government is exploring the potential role of tax arrangements and other tools to enable Indigenous communities to meaningfully benefit from resource development.

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Addressing the Legacy of Residential Schools

Residential school denialism has severe impacts on Survivors and descendants of Survivors. Such denialism seeks to erase the ongoing trauma and harm that Indigenous Peoples continue to face because of the legacy of residential schools. It further burdens Survivors and their descendants, whose mental health, well-being, and economic opportunities are still hampered today by this shameful legacy.

The federal government is committed to addressing the legacy of residential schools. At the heart of this work is supporting Survivors, their families, and their communities, along with educating all people about these truths, to ensure that these wrongs are recognized and never happen again.

To work to correct the damaging legacy of residential schools, the government has compensated Survivors and made historic investments in child welfare, education, language and culture, health, justice, former residential school sites, and missing children and burial sites. The government remains committed to implementing the Truth and Reconciliation Commission’s Calls to Action to address the painful legacy of residential schools.

Budget 2024 proposes to provide $91 million over two years, starting in 2024-25, to Crown-Indigenous Relations and Northern Affairs Canada to increase the support provided to communities to document, locate, and memorialize burial sites at former residential schools.

Budget 2024 also proposes to provide $5 million over three years, starting in 2025-26, to Crown-Indigenous Relations and Northern Affairs Canada to establish a program to combat Residential School denialism.

The government anticipates the Special Interlocutor’s final report and recommendations in spring 2024. This report will support further action towards addressing the harmful legacy of residential schools through a framework relating to federal laws, regulations, policies, and practices surrounding unmarked graves and burials at former residential schools and associated sites. This will include addressing residential school denialism.

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6.3 Advancing Economic Reconciliation

An economy that is fair for everyone is one where everyone is able to fully participate. That hasn’t always been the case, especially for Indigenous Peoples. The history of discrimination faced in communities has meant that, for too long, Indigenous Peoples were left behind and could not fully participate in the Canadian economy. With Budget 2024, the government is taking action to ensure Indigenous communities are able to share in Canada’s prosperity and benefit from the new opportunities ahead.

Economic reconciliation—whether through supporting Indigenous entrepreneurs, creating good jobs in Indigenous communities, or helping ensure Indigenous communities have access to the capital they need for equity in major projects—is how we make sure we all benefit from Canada’s prosperity.

Key Ongoing Actions

✓	$150 million over five years, starting in 2022-23, to advance shovel-ready economic opportunities in Indigenous communities.

✓

$65 million over five years, starting in 2023-24, to co-develop a new First Nations-led land registry and support First Nations in building capacity to exercise jurisdiction over their lands, resources, and environment.

✓	$21 million over five years, starting in 2023-24, to increase participation in environmental and regulatory assessments of major projects.

Indigenous Loan Guarantee Program

Indigenous communities need to be able to share in the benefits of natural resource and energy projects in their territories and on their own terms. Due to the Indian Act and the legacy of colonialism, Indigenous communities have fewer options for securing capital or leveraging existing assets as collateral, leading to increased borrowing rates that create a barrier to equity investment in natural resource and energy projects.

The number of major natural resource and energy projects with potential for Indigenous equity participation is anticipated to grow significantly, with the First Nations Major Projects Coalition’s research expecting this potential to reach $525 billion in capital investment over the next ten years. If Canada is to make sure that Indigenous communities are able to fully benefit from the opportunities ahead, they need fair access to affordable capital that meets their unique needs.

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Building on the government’s 2023 Fall Economic Statement commitment to help facilitate Indigenous equity ownership in major projects, Budget 2024 proposes to launch the Indigenous Loan Guarantee Program with the following parameters:

Up to $5 billion in loan guarantees to unlock access to capital for Indigenous communities, creating economic opportunities and supporting their economic development priorities.

-	Applicant eligibility would recognize Indigenous governments, and their wholly owned and controlled entities.

-	The program would be sector-agnostic for natural resource and energy projects to prioritize economic reconciliation and self-determination.

-	The program would support projects across the country, and a range of project types, to ensure that Indigenous communities across the country benefit from the program.

-

Natural Resources Canada would be responsible for intake and capacity building, and the Canada Development Investment Corporation (CDEV), a Crown corporation in the Department of Finance Canada portfolio, would create a new subsidiary to provide due diligence on the applications and administer the portfolio of loan guarantees.

Budget 2024 also proposes to provide $16.5 million over two years, starting in 2024-25, to Natural Resources Canada, including $3.5 million over two years to support capacity funding for Indigenous communities and applicants and delivery of the Indigenous Loan Guarantee Program by CDEV. This investment will provide capacity building supports to assist eligible Indigenous communities in making applications for loans through the program.

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What is an Indigenous Loan Guarantee?

The Indigenous Loan Guarantee Program will provide access to affordable capital to Indigenous governments and communities. Loans would be provided by financial institutions or other lenders and guaranteed by the Government of Canada. This means that the borrower would benefit from the government’s AAA credit ratings, delivering a lower interest rate than is available to most borrowers.

An Indigenous community in Saskatchewan is looking to purchase a 10 per cent stake in an electricity transmission project before approving the project to pass through its territory.

The group applies to the Indigenous Loan Guarantee Program. If approved, the loan guarantee would lower their cost of borrowing. This makes equity participation sustainable through repayment and allows more revenue from projects to be reinvested in the community.

Boosting Indigenous Economic Opportunity

Economic reconciliation is critical to Indigenous self-determination. Building on previous investments, including support for the development of an Economic Reconciliation Framework and a National Benefits-Sharing Framework, Budget 2024 proposes to provide:

$350 million over five years, starting in 2024-25, to renew Canada’s commitment to Indigenous Financial Institutions, including $30 million over five years for the Métis Capital Corporations which have, for decades, provided critical support to Métis entrepreneurs and businesses;

$2.5 million in 2024-25, to continue supporting the Indigenous tourism industry through the Indigenous Tourism Association of Canada; and

$36 million, over three years, starting in 2024-25, to renew support for the Strategic Partnerships Initiatives’ Clean Energy program to promote Indigenous participation in clean growth opportunities.

Together, these investments will support Indigenous entrepreneurs and Indigenous communities by helping to reduce systemic barriers, ensure supports are in place for Indigenous people to fully participate in the economy, and contribute to Indigenous prosperity, and success across generations.

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Indigenous Labour Market Information

The Indigenous Labour Market Information Survey and Skills Inventory Initiative was first funded in 2015 to support timely, detailed, and community-specific labour market data. This initiative supports participating First Nations to collect information which helps them to identify workforce gaps and needs, and to better match their members with the right training and jobs.

Budget 2024 proposes to provide $4.4 million over two years, starting in 2024-25, to continue the Indigenous Labour Market Information Survey and Skills Inventory Initiative to support labour market participation and ensure prosperous communities.

6.4 Healthy Indigenous Communities

Everyone in Canada deserves to have the support they need to live a healthy and prosperous life. Due to the legacies of colonialism, access to opportunities and supports can be further from reach in First Nations, Inuit, and Métis communities. The federal government is committed to supporting Indigenous communities in building healthy communities.

Since 2015, the federal government has made significant investments to build more homes, deliver better health care, and ensure Indigenous communities have clean drinking water. Every Indigenous person deserves access to what they need to build a healthy and vibrant life.

Budget 2024 is investing in better health care and critical infrastructure, co-developed and co-led with Indigenous communities, to ensure better health outcomes for all Indigenous Peoples.

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Key Ongoing Actions

✓	$4 billion over seven years, starting in 2024-25, to implement an Urban, Rural, and Northern Indigenous Housing Strategy, currently under co-development with Indigenous partners.

✓

$2 billion over ten years, starting in 2024-25, for a distinctions-based Indigenous Health Equity Fund. This fund, currently being co-developed with Indigenous partners, will address the unique challenges Indigenous Peoples face when accessing health care services, and support immediate and long-term Indigenous health priorities.

✓

$811 million over five years, beginning in 2023-24, to support medical travel and to maintain medically necessary services through the Non-Insured Health Benefits Program, including mental health services, dental and vision care, and medications.

✓	$8.2 billion over ten years, starting in 2023-24, to renew the First Nations Health Authority Funding Agreement in British Columbia.

✓	$1.6 billion over two years, starting in 2024-25, to ensure access to safe drinking water and treated wastewater in First Nations communities.

Indigenous Housing and Community Infrastructure

Everyone needs access to housing they can afford. Indigenous Peoples have faced high housing costs and lack of access for far too long. That is why the government has made huge investments and is taking historic action to increase supply across this country, including for Indigenous communities. In order for communities to grow and thrive, they also need infrastructure. The federal government is stepping up to be a partner in this.

As outlined in Chapter 1, Budget 2024 proposes investments of $918 million over five years, starting in 2024-25, to Indigenous Services Canada and Crown-Indigenous Relations and Northern Affairs Canada to accelerate work in narrowing First Nations, Inuit, and Métis housing and infrastructure gaps.

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On-Reserve Income Assistance

The On-Reserve Income Assistance program helps cover daily living costs and provides access to employment supports for on-reserve residents and eligible First Nations people in Yukon. This program is intended to mirror provincial income assistance programs, which are not extended to people on reserve.

Since 2015, the federal government has worked closely with First Nations partners to improve this program and ensure it is responsive to their needs.

Budget 2024 proposes investments in income assistance and implements new supports for eligible persons with disabilities:

$596.2 million over five years, starting in 2024-25, and $119.2 million per year ongoing to provide income support on reserve and expand programming to meet demand;

$117.6 million over three years starting in 2024-25 for case management and pre-employment supports to increase access to good job opportunities; and,

$213.5 million over five years, starting in 2024-25, and $49.8 million per year ongoing to implement income supports for eligible persons with disabilities aligned with those provided in all provinces and Yukon. This unprecedented new support will help ensure Indigenous persons with disabilities have a fair chance at success.

Budget 2024 invests in income support programs across the country for First Nations persons with disabilities for the first time in Canadian history to make disability supports on reserve, and for eligible First Nations persons with disabilities in Yukon, comparable to supports off reserve.

First Nations and Inuit Health

The federal government is working with Indigenous partners to improve access to health care services. Co-developed essential health care reforms aim to ensure Indigenous people feel safe and heard while accessing health care services in Canada, no matter where they live.

To ensure First Nations and Inuit across the country have fair and equal access to the health care they deserve, Budget 2024 proposes to provide:

$562.5 million in 2024-25 to support medically necessary services through the Non-Insured Health Benefits Program, which supports a range of benefits for First Nations and Inuit people, including mental health services, medical travel, medications, and more;

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$390.4 million over four years, starting in 2024-25, to build or renovate health facilities, including to support the Virtual Health Hub led by the Saskatchewan Indian Institute of Technologies. This funding will also improve the safety of primary care workers in remote and isolated on-reserve First Nations communities;

$104.9 million over five years, starting in 2024-25, for health transformation initiatives to support First Nations self-determination in the design and delivery of health services in their communities; and,

$57.5 million over three years, starting in 2024-25, which builds on previous federal investments to construct a mercury care home in Grassy Narrows First Nation.

Supporting Indigenous Mental Health

Mental health is health. Due to the legacy of colonialism, Indigenous Peoples face their own unique challenges when it comes to mental health and well-being, which may lead to post-traumatic stress disorder, substance use, and depression.

A high proportion of Indigenous youth are diagnosed with mood and anxiety disorders, as well as chronic health conditions. First Nations youth living on reserve reported low mental health nearly twice as often as non-Indigenous youth. Indigenous youth struggle to access health care due to long transportation times and costs from missing school or work.

Supporting Indigenous people’s access to mental health doesn’t just mean increasing access to care, it also means ensuring services respect, value, and use cultural knowledge, approaches, languages, and ways of knowing. These investments aim to end the legacies of intergenerational trauma and build up healthier, stronger, and more resilient future generations.

Budget 2024 proposes to provide $630.2 million over two years, starting in 2024-25, to support Indigenous people’s access to mental health services, including through distinctions-based mental wellness strategies.

Addressing Anti-Indigenous Racism in Health Care

Anti-Indigenous racism has tragic consequences for Indigenous Peoples seeking health care. In 2020, tragic circumstances contributed to the death of Joyce Echaquan at the Centre hospitalier régional De Lanaudière in Quebec, near the Atikamekw community of Manawan. In memory of her death, Joyce’s Principle was created, which aims to guarantee to all Indigenous people the right of equitable access, without any discrimination, to all social and health services. It also includes the right to enjoy the best possible physical, mental, emotional, and spiritual health.

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Recognizing and respecting Indigenous Peoples’ traditional and living knowledge in all aspects of health is essential to fulfilling Joyce’s Principle. This measure aims to help foster health systems free from racism and discrimination where Indigenous Peoples are respected and safe by supporting patient advocates, health system navigators, midwives, and birth support workers, as well as initiatives to increase Indigenous representation in the health profession.

Budget 2024 proposes to provide $167.6 million over five years, starting in 2024-25, to combat anti-Indigenous racism in health care to help ensure Indigenous Peoples are treated with the respect and safety they deserve.

Northern Food Security

Many Northerners and Indigenous people living in isolated communities lack affordable, year-round access to nutritious food. Nutrition North Canada makes nutritious foods more accessible and affordable in communities without supply centres. At a time of global food price inflation, it is more important than ever that this support be there.

To deliver more of this important support to advance food security and affordability in the North, Budget 2024 proposes to provide:

$23.2 million in 2024-25, to Crown-Indigenous Relations and Northern Affairs Canada for Nutrition North Canada’s subsidy program to lower the cost of nutritious food and other essential household items; and,

$101.1 million over three years starting in 2024-25, to support the Harvesters Support Grant and Community Food Program Fund and promote Indigenous communities in implementing culturally appropriate, local solutions to address food insecurity.

Nutrition North Canada is funded by the federal government and provides access to nutritious foods for 125 northern communities. Its work supports the Inuit Nunangat Food Security Strategy, which prioritizes local food production and community food programs.

These investments have already helped communities in Inuit Nunangat, as well as other Indigenous communities, purchase equipment for harvesting, hunting, and food storage, which means they are able to share meals prepared with traditional foods and have greater food security.

Strengthening Access to Culturally Important Foods

Indigenous Peoples suffer higher rates of food insecurity than the rest of Canada. Traditional foods obtained through harvesting are an important part of Indigenous communities’ diet and culture, making access to such foods critically important.

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As part of the government’s work to eradicate food insecurity, Budget 2024 proposes to provide:

$14.9 million over three years, starting in 2024-25, to renew and expand the Northern Isolated Community Initiatives Fund to all regions of Inuit Nunangat to support local and Indigenous food production systems, including innovative northern food businesses, which contribute to food security in the North.

$25.1 million over two years, starting in 2024-25, on a cash basis, to expand the Canadian Shellfish Sanitation Program to assist Indigenous communities to safely access shellfish harvest for food, as well as social and ceremonial purposes.

$2.8 million over three years, starting in 2024-25, to implement the United Nations Declaration on the Rights of Indigenous Peoples Act (UNDA) Action Plan Measures to bolster the policy and engagement capacity among Inuit Tapiriit Kanatami and Inuit Treaty Organizations to co-develop legislative and policy options to facilitate the production, sale, and trade of traditional and country food.

6.5 Safe Indigenous Communities

The legacy of colonialism has meant that Indigenous communities have long been without Indigenous-led policing and justice. To correct past wrongs, it is essential that better Indigenous-led policing, justice, and emergency services are developed, guided by input from communities on what they need.

Indigenous Peoples have been underrepresented in policing, which has meant policing is not culturally appropriate. Law enforcement must be tailored to the unique needs of Indigenous communities to ensure it works for them. The federal government is committed to doing this work with Indigenous communities to ensure a brighter, safer future. Budget 2024 takes action to strengthen Indigenous oversight and development of policing.

With Indigenous communities often located in remote areas, where there is a higher risk of natural disasters, it is essential to invest in their emergency management response and recovery resources. The legacy of colonialism has meant that Indigenous emergency response resources have been underfunded, and are ill-equipped to fight wildfires and other disasters, which are becoming more frequent and intense due to climate change.

Budget 2024 is investing in better community safety, with a commitment to partnership and Indigenous control, so that services truly meet the unique needs of communities.

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Key Ongoing Actions

✓	$260 million in 2023-24 for emergency management response and recovery activities on reserve.

✓	$861 million over five years, starting in 2021-22, and $145 million per year ongoing, to enhance funding for policing and community safety in Indigenous communities.

✓

$74.8 million over three years, beginning in 2021-22, to improve access to justice for Indigenous people and support the development of an Indigenous justice strategy to address systemic discrimination and the overrepresentation of Indigenous people in the justice system.

First Nations Emergency Management and Preparedness

Canada’s 2023 wildfire season was the most destructive on record, resulting in the evacuation of more than 95 Indigenous communities. That number is more than the four previous years combined. To support wildfire responses and recovery activities in First Nations communities, the 2023 Fall Economic Statement provided $260 million. But the growing frequency and intensity of these events demands further proactive investment in mitigation and adaptation efforts to save lives, and minimize damage and disruption in Indigenous communities.

Budget 2024 proposes to provide:

$9 million in 2023-24 to Crown-Indigenous Relations and Northern Affairs Canada to support Indigenous governments directly affected by the 2023 wildfires in the Northwest Territories;

$145.2 million over five years, starting in 2024-25, for Indigenous Services Canada and Crown-Indigenous Relations and Northern Affairs Canada to work with First Nations to develop greater climate resiliency and deploy structural mitigation strategies that protect communities, homes, and essential infrastructure from climate disasters, including $10.4 million for Modern Treaty and Self-Governing First Nations; and,

$20.9 million over three years, starting in 2024-25, for Indigenous Services Canada to support the First Nations Fire Protection Strategy, 2023 to 2028 by distributing fire alarms and fire extinguishers to homes and community facilities on-reserve, as well as fire-related education programs.

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Red Dress Alert

In Budget 2021, the government committed $2.2 billion over five years to the National Inquiry into Missing and Murdered Indigenous Women and Girls.

In Budget 2023, the government made investments to launch a Red Dress Alert. A Red Dress Alert would notify the public when an Indigenous woman, girl, or two-spirit person goes missing. It is part of the federal government’s work to advance the National Action Plan to address Missing and Murdered Indigenous Women and Girls. But this work is not done.

Since Budget 2023, the government has engaged with Indigenous partners, provinces, and territories to co-develop the Red Dress Alert. The government heard the need for specific, regionally-tailored approaches to meet the diverse needs of Indigenous communities across the country.

To help keep Indigenous women, girls, and two-spirit people safe, Budget 2024 proposes to provide $1.3 million over three years, starting in 2024-25, to co-develop with Indigenous partners, on a priority first phase, a regional Red Dress Alert system.

Support for Indigenous Justice Programming

The federal government is committed to addressing the overrepresentation of Indigenous people in the justice system and discrimination within the justice system. Advancing reconciliation requires supporting Indigenous-led, culturally appropriate, and community-based justice services, and ensuring policies are informed by the lived experiences of First Nations, Inuit, and Métis.

Last year, the government tabled the inaugural five-year United Nations Declaration on the Rights of Indigenous Peoples Act Action Plan, through which the government committed to 181 Action Plan Measures, including finalizing an Indigenous Justice Strategy, in consultation and cooperation with Indigenous Partners, provinces, and territories. The Indigenous Justice Strategy will be an important step towards addressing systemic representation and overrepresentation of Indigenous Peoples in the Canadian justice system.

To advance the Indigenous Justice Strategy, Budget 2024 proposes to provide $87 million over five years, starting in 2024-25, and $11.3 million per year ongoing, to the Department of Justice for Indigenous justice programming, including:

-	$56.4 million over five years and $11.3 million per year ongoing for the Indigenous Justice Program and the Indigenous Courtwork Program;

-	$5.5 million over three years to continue work on the revitalization of Indigenous laws and legal systems; and,

A Fair Future for Indigenous Peoples 295

-	$25.1 million over three years to renew funding for capacity building and engagement throughout the development and initial implementation of the Indigenous Justice Strategy.

First Nations and Inuit-led Policing

First Nations and Inuit people face unique challenges—whether it’s the remoteness of communities or the need for policing that is culturally appropriate.

Currently, the First Nations and Inuit Policing Program provides support for communities to administer their own police force, or receive enhanced policing services from the RCMP or another standing police force. These agreements are cost-shared between the federal and provincial or territorial governments.

Through Budget 2021, the government has committed $861 million over five years, and $145 million per year ongoing, for policing and community safety in Indigenous communities. Of this, $43.7 million was committed to co-develop a legislative framework for First Nations policing that recognizes First Nations policing as an essential service. To further address policing needs identified by Indigenous communities, Budget 2024 proposes to provide:

$267.5 million over five years, starting in 2024-25, and $92.5 million per year ongoing to Public Safety Canada for the First Nations and Inuit Policing Program and to support the work of Public Safety Canada’s Indigenous Secretariat; and

$200 million over five years, starting in 2024-25, to repair, renovate and replace policing facilities in First Nations and Inuit communities.

The federal government is continuing to co-develop legislation with First Nations partners to recognize First Nations policing as an essential service.

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Searching the Prairie Green Landfill

In 2022, three First Nations women went missing in Winnipeg, and the remains of two are still undiscovered to this day. Families of the missing women are rightfully calling for a search of the Prairie Green Landfill, where the remains of one of the three missing women were found in 2022.

For too long, previous governments have failed to listen, and to act, when Indigenous voices spoke up. We cannot make the same mistakes today. Indigenous families deserve closure.

On March 22, 2024, the federal government announced $20 million in 2024-25 to support, in partnership with the Government of Manitoba, Indigenous partners, and impacted families, efforts to search the Prairie Green Landfill for the remains of missing and murdered Indigenous women. This builds on the $1.2 million already provided by Crown-Indigenous Relations and Northern Affairs Canada to support feasibility and planning assessments.

The ongoing work to search the Prairie Green Landfill is a painful reminder that Canada is still in the midst of a national crisis of missing and murdered Indigenous women, girls, and 2SLGBTQQIA+ people. The government is committed to implementing the Federal Pathway to Address Missing and Murdered Indigenous Women, Girls and 2SLGBTQQIA+ People and to supporting healing and justice for victims, as well as their families, friends, and communities.

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Chapter 6

A Fair Future for Indigenous Peoples

millions of dollars

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total

6.1. Investing in a Brighter Future for Indigenous Peoples	57	1,066	1,128	639	213	226	3,330
Empowering Indigenous Youth	0	6	6	0	0	0	13
First Nation K-12 Education	0	411	578	205	0	0	1,194
First Nation Post- Secondary Education	0	79	81	82	0	0	243
Dechinta Centre for Research and Learning	0	3	3	0	0	0	5
The Best Start for Every Indigenous Child	57	479	372	294	155	168	1,525
Supporting Indigenous Cultures[1]	0	58	58	58	58	58	290
Supporting Urban Indigenous Peoples	0	30	30	0	0	0	60

6.2. Advancing Indigenous Self- Determination	0	219	258	2	2	0	480
Section 35 Negotiations	0	48	48	0	0	0	96
Renewing First Nations Core Governance and New Fiscal Relationship Funding	0	140	148	0	0	0	288
Addressing the Legacy of Residential Schools	0	31	62	2	2	0	96

6.3. Advancing Economic Reconciliation	0	86	88	83	76	76	409
Indigenous Loan Guarantee Program	0	8	8	0	0	0	17
Boosting Indigenous Economic Opportunity	0	75	78	83	76	76	388
Indigenous Labour Market Information	0	2	2	0	0	0	4

6.4. Healthy Indigenous Communities	0	1,357	957	656	517	321	3,808
Indigenous Housing and Community Infrastructure	0	176	171	211	263	97	918
On-Reserve Income Assistance	0	173	208	208	169	169	927

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	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total
First Nations and Inuit Health	0	646	178	162	51	21	1,058
Less: Funds Sourced from Existing Departmental Resources	0	-58	0	0	0	0	-58
Supporting Indigenous Mental Health	0	315	315	0	0	0	630
Addressing Anti- Indigenous Racism in Health Care	0	33	34	34	34	34	168
Northern Food Security	0	57	34	34	0	0	124
Strengthening Access to Culturally Important Foods[2]	0	14	18	8	0	0	40

6.5. Safe Indigenous Communities	9	131	126	152	159	174	751
First Nations Emergency Management and Preparedness	9	36	36	36	29	29	175

Red Dress Alert	0	1	0	0	0	0	1
Support for Indigenous Justice Programming	0	20	22	22	11	11	87
First Nations and Inuit-led Policing	0	54	68	93	118	134	467
Searching the Prairie Green Landfill[3]	0	20	0	0	0	0	20

Additional Investments – A Fair Future for Indigenous Peoples	0	93	98	59	19	15	284
Section 35 Rights in British Columbia	0	6	6	6	6	6	31
Less: Funds Sourced from Existing Departmental Resources	0	-2	-2	-2	-2	-2	-10

Funding proposed for DFO, CIRNAC, and TC for the implementation of Section 35 Indigenous rights-related agreements between Canada and First Nations in British Columbia.
Indigenous Peoples’ Space	0	2	2	0	0	0	4

Funding proposed for CIRNAC to support Indigenous partners to engage their membership on the long-term redevelopment of 100 Wellinton and 119 Sparks into a national space for Indigenous Peoples, including a dedicated space for Algonquin Peoples.

Indigenous Advisory and Monitoring Committees for Major Projects	0	17	17	11	0	0	44

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	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total

Funding proposed for NRCan, DFO, TC and the CER to enable Indigenous communities to continue to identify common priorities and provide informed advice on the Line 3 and the Trans Mountain Expansion Project pipelines.

Winter Roads for Remote First Nations Communities	0	20	31	34	4	0	89

Funding proposed for ISC to support the Hatchet Lake All-seasons Road Project in Saskatchewan and the Berens River Bridge and Road Project in Ontario to provide safe, reliable road access to neighboring First Nations communities.

Addressing Past Harms to Dog-Sledding Culture in Nunavik	0	25	20	0	0	0	45
Funding proposed for CIRNAC to support the Makivik Corporation in addressing harms caused by historical federal policies that led to the slaughter of sled dogs and the loss of Inuit culture.

Indian Act Registration Services Renewal	0	11	11	11	11	11	53
Funding proposed for ISC to deliver registration services under the Indian Act.

Family Violence Prevention Program	0	14	13	0	0	0	27
Funding proposed for ISC for the operation of emergency shelters and transitional homes on reserve, and to renew funding for the Moose Hide Campaign.
Chapter 6 - Net Fiscal Impact	66	2,952	2,655	1,591	985	812	9,062

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

[1]	A portion of the measure was previously announced.
[2]	The renewal and expansion of the Northern Isolated Community Initiatives Fund will include funding for the
Canadian Northern Economic Development Agency, Canada Economic Development for Quebec Regions, and the Atlantic Canada Opportunities Agency.
[3]	Measure previously announced.

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Chapter 7

Protecting Canadians and Defending Democracy

For years, Canada has benefitted from the rules-based international order we helped to create. Given the good fortune of our history and our geography, it would be easy to turn away from the world and leave foreign problems for others to resolve.

Canadians understand this would be a mistake. Whether it is climate change leading to lower crop yields, which drive up the price of groceries, or political instability causing mass migration, which drives people to Canada in search of refuge, or Russia’s illegal invasion of Ukraine, which undermines the security of all countries, Canadians know that we cannot stand aside in isolation from the world.

Canada needs to do its part—and we have been. Rooted in a belief that the dignity of people matters, we have made historic contributions to support the health and rights of women, including pre- and post-abortion care through the Feminist International Assistance Policy, and led the way with a feminist foreign policy. Canada has also doubled our international contributions to fight climate change, welcomed people fleeing violence and discrimination, and stood up for our values around the world.

We took these actions because they are right—and also because a more peaceful, prosperous world is in Canada’s national interest. We must do our part in a world that is growing more challenging, more uncertain, and more complex. We must make investments to make sure that future generations can benefit from the same peace and prosperity that generations of Canadians have enjoyed. We have to be prepared to face these challenges, and Canada must have the tools to work with partners and allies. Doing this gives Canada greater credibility, and helps build stronger societies, allies, and partnerships.

Climate change is reshaping our North, presenting new threats to our sovereignty as the polar sea ice retreats, and opening up the Arctic to economic and geopolitical competition. Canada must assert our sovereignty over our Arctic territory. Economic security is becoming a central consideration in foreign policy as disruptive state and non-state actors attempt to reshape the global economy to their advantage. The rules-based order itself is under threat.

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Russia has, since 2014, waged an illegal and unjustifiable war against Ukraine— killing tens of thousands of innocent civilians—and tried to undermine democracies around the world. Putin’s full-scale invasion launched in February 2022 has threatened Ukraine’s sovereignty and territory. Vladimir Putin is seeking to undermine the very idea of freedom itself. China has become increasingly disruptive, and is seeking to capitalize on this moment of global uncertainty to advance its own goals.

In the face of these challenges, and this suffering, many across Canada and around the world are left to worry about what future their children and grandchildren will inherit. Protecting Canada’s national interests and promoting Canada’s values in this more challenging world requires proactive engagement with the world.

Budget 2024 invests in strengthening the full range of tools at Canada’s disposal. We are investing in our defence to protect Canada and our allies in a more insecure world; in preserving and promoting free and open trade and deepening our economic partnerships with emerging and developing economies; and in strengthening Canada’s contributions to ending the conflicts and humanitarian crises that undermine stability.

7.1 Protecting Canadians, at Home and Abroad

The world is at an inflection point. Transnational forces—climate change, strategic competition, and technological advancement—are testing our way of life, and threatening our security. Climate change is opening our Arctic to foreign competitors who are pursuing their own economic opportunities, and potentially seeking to do us or our Allies harm. Authoritarian leaders are trying to destroy the rules-based international order, and replace it with a world where might makes right. New weapon systems and emerging technologies are changing the nature of conflict.

In response to these challenges, we must make sure the Canadian Armed Forces, and all the women and men who serve, have what they need to keep Canada safe, no matter what.

Alongside our NATO Allies, we have reinforced our defence and deterrence capabilities and readiness, including by committing to expand Canada’s troop deployment in Latvia, where the Canadian Armed Forces already lead a NATO battlegroup. We have welcomed Finland and Sweden into the alliance, bolstered our support for members in Eastern Europe, and made the investments necessary to uphold our unique role in protecting NATO’s Northern and Western Flank—our Arctic.

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In 2014, Canada was spending barely 1 per cent of GDP on defence. Now, compared to 2016-17, the total Department of National Defence budget is on track to more than double by 2025-26. These steady and responsible investments are making sure Canada and the Canadian Armed Forces are ready for whatever challenges they will face.

We are also seeing transnational groups—terrorist organizations, organized crime, and other disruptive non-state actors—become emboldened by growing instability. They are exploiting loopholes in financial systems around the world. This is also a tool of those seeking to avoid sanctions. We must make sure to strengthen our financial system and deny bad actors the opportunity to benefit from their crimes.

The actions of Russia, and others, are making the world less secure. It is more important than ever that the government renew its investments in defence, in the Canadian Armed Forces, and in defending Canadian values around the world.

Key Ongoing Actions

✓

Around $38 billion over 20 years in the largest upgrade to NORAD in a generation, which will strengthen the defence of North America, reinforce Canada’s support of our continental security alongside our closest ally, the United States, and protect our sovereignty in the North.

Protecting Canadians and Defending Democracy 303

✓

$11.5 billion over 20 years for Canada’s contribution to increasing NATO’s common budget and to establish a new regional office in Halifax for NATO’s Defence Innovation Accelerator for the North Atlantic.

✓	$4.4 billion over 20 years to enhance Canada’s cyber security by expanding our cyber operations capability and shoring up critical infrastructure to fend off cyber attacks.

✓	$3.8 billion over 20 years to acquire new critical weapons systems, replenish stocks of ammunition, and improve the Canadian Armed Forces’ digital systems.

✓

$3.5 billion to renew and expand Operation REASSURANCE, the Canadian Armed Forces’ largest overseas mission, through which it contributes to NATO assurance and deterrence measures in Central and Eastern Europe.

✓	Over $14 billion in total support for Ukraine, including $7.4 billion for immediate financial support and $4 billion for military assistance.

✓	$910 million to support military operations in Ukraine, the Middle East, and the Indo-Pacific region.

✓

Restoring an industrial defence capacity, including adding Chantier Davie of Lévis, Quebec as the third strategic partner under the National Shipbuilding Strategy, which is renewing Canada’s fleet and protecting our Arctic sovereignty.

✓

Nearly $1 billion over 20 years to support culture change and wellness in the Canadian Armed Forces, and introducing amendments to the National Defence Act to deliver key recommendations to advance culture change.

✓	More than $11 billion since 2015 to enhance benefits for veterans, including improvements to education, employment, and caregiver supports as well as the introduction of Pension for Life.

Protecting Canada and Defending North America
In recent months, the government has announced significant acquisitions to enhance the defence of Canada and North America, including:

✓  $3.6 billion for nine new CC-330 Husky aircraft to enhance Canada’s strategic transport and air-to-air refueling capability. The first aircraft was delivered in August 2023, with additional aircraft to follow over the coming years;

✓  $10.4 billion for up to 16 new P-8A Poseidon aircraft, including for the associated infrastructure and training to strengthen Canada’s maritime surveillance capability and contribute to NORAD’s maritime warning mission. The first delivery is anticipated in 2026; and,

✓  $2.5 billion for a Remotely Piloted Aircraft System to provide the Canadian Armed Forces with the capability to remotely engage targets in complex environments. The first delivery is anticipated in 2028.

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Protecting Canada and Defending North America

In addition, in June 2022, the government made a landmark commitment to invest in continental defence and modernize NORAD. The government is advancing several major projects to protect Canada’s sovereignty in the Arctic, including:

✓  $6.9 billion to modernize Canada’s surveillance systems, including new Arctic and Polar Over the Horizon Radar systems and enhanced space-based surveillance systems to expand situational awareness of Canadian territory and air and maritime approaches. The first of these systems is expected to be online in 2028;

✓  $6.4 billion for new long-range and additional short- and medium-range air-to-air weapons systems to maintain the operational advantage of Canadian fighter aircraft against new and evolving air-based threats;

✓  $4.1 billion for new command and control capabilities, including a modernized aerospace operations centre and enhanced Polar communications satellites; and,

✓  $15.7 billion for infrastructure and support capabilities, including upgrades to NORAD Forward Operating Locations across Canada’s North, including in Inuvik, Yellowknife, and Goose Bay, and new infrastructure for the CC-330 and F-35 aircraft.

Operation REASSURANCE: Canadian Armed Forces Defending NATO’s Eastern Flank

In July 2023, the Prime Minister announced that Canada would be scaling the Canadian-led Enhanced Forward Presence Battle Group in Latvia to a Brigade as part of Operation REASSURANCE, Canada’s contribution to NATO’s assurance and deterrence measures in Central and Eastern Europe. To deliver on this commitment, Canada is scaling our presence in Latvia to up to 2,200 Canadian Armed Forces personnel and acquiring new critical capabilities on an urgent basis, including:

✓  Portable anti-tank missile systems;

✓  Counter uncrewed aircraft systems; and,

✓  Soldier-portable air defence systems.

Funding of $1.4 billion for these new critical capabilities was first provided in 2022, with additional funding from the $3.5 billion envelope announced in 2023 for the expansion of Operation REASSURANCE. Deliveries will be starting this year.

The following capabilities will also be supplied to Canada’s mission in Europe in the coming months as part of the expansion of Operation REASSURANCE:

✓  Over 100 light tactical vehicles;

✓  At least 49 Armoured Heavy Support Vehicles;

✓  Personnel defence precision munitions; and,

✓  Improved communications and surveillance infrastructure.

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Stronger National Defence

As the world becomes increasingly unstable, as climate change increases the severity and frequency of natural disasters, and as the risk of conflict grows, Canada is asking more of our military. Whether it is deploying to Latvia as part of Operation REASSURANCE, or Nova Scotia as part of Operation LENTUS, those who serve in the Canadian Armed Forces have answered the call whenever they are needed, to keep Canadians safe.

On April 8, in response to the rapidly changing security environment, the government announced an update to its defence policy: Our North, Strong and Free. In this updated policy, the government laid out its vision for Canada’s national defence, which will ensure the safety of Canadians, our allies, and our partners by equipping our soldiers with the cutting-edge tools and advanced capabilities they need to keep Canadians safe in a changing world.

Budget 2024 proposes foundational investments of $8.1 billion over five years, starting in 2024-25, and $73.0 billion over 20 years to the Department of National Defence (DND), the Communications Security Establishment (CSE), and Global Affairs Canada (GAC) to ensure Canada is ready to respond to global threats and to protect the well-being of Canadian Armed Forces members. Canada’s defence spending-to-GDP ratio is expected to reach 1.76 per cent by 2029-30. These include:

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$549.4 million over four years, starting in 2025-26, with $267.8 billion in future years, for DND to replace Canada’s worldwide satellite communications equipment; for new tactical helicopters, long-range missile capabilities for the Army, and airborne early warning aircraft; and for other investments to defend Canada’s sovereignty;

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$1.9 billion over five years, starting in 2024-25, with $8.2 billion in future years, for DND to extend the useful life of the Halifax-class frigates and extend the service contract of the auxiliary oiler replenishment vessel, while Canada awaits delivery of next generation naval vessels;

-	$1.4 billion over five years, starting in 2024-25, with $8.2 billion in future years, for DND to replenish its supplies of military equipment;

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$1.8 billion over five years, starting in 2024-25, with $7.7 billion in future years, for DND to build a strategic reserve of ammunition and scale up the production of made-in-Canada artillery ammunition. Private sector beneficiaries are expected to contribute to infrastructure and retooling costs;

-	$941.9 million over four years, starting in 2025-26, with $16.2 billion in future years, for DND to ensure that military infrastructure can support modern equipment and operations;

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$917.4 million over five years, starting in 2024-25, with $10.9 billion in future years and $145.8 million per year ongoing, for CSE and GAC to enhance their intelligence and cyber operations programs to protect Canada’s economic security and respond to evolving national security threats;

-	$281.3 million over five years, starting in 2024-25, with $216 million in future years, for DND for a new electronic health record platform for military health care;

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$6.9 million over four years, starting in 2025-26, with $1.4 billion in future years, for DND to build up to 1,400 new homes and renovate an additional 2,500 existing units for Canadian Armed Forces personnel on bases across Canada (see Chapter 1);

-	$100 million over five years, starting in 2024-25, to DND for child care services for Canadian Armed Forces personnel and their families (see Chapter 2);

-	$149.9 million over four years, starting in 2025-26, with $1.8 billion in future years, for DND to increase the number of civilian specialists in priority areas; and,

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$52.5 million over five years, starting in 2024-25, with $54.8 million in future years, to DND to support start-up firms developing dual-use technologies critical to our defence via the NATO Innovation Fund.

To support Our North, Strong and Free, $156.7 million over three years, starting in 2026-27, and $537.7 million in future years would be allocated from funding previously committed to Canada’s 2017 Defence Policy, Strong, Secure, Engaged.

Budget 2024 also proposes additional measures to strengthen Canada’s national defence:

-	$1.2 billion over 20 years, starting in 2024-25, to support the ongoing procurement of critical capabilities, military equipment, and infrastructure through DND’s Capital Investment Fund; and,

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$66.5 million over five years, starting in 2024-25, with $7.4 billion in future years to DND for the Future Aircrew Training program to develop the next generation of Royal Canadian Air Force personnel. Of this amount, $66.5 million over five years, starting in 2024-25, would be sourced from existing DND resources.

Budget 2024 also announces reforms to Canadian defence policy and its review processes:

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-	Committing Canada to undertake a Defence Policy Review every four years, as part of a cohesive review of the National Security Strategy; and,

-	Undertaking a review of Canada’s defence procurement system.

With this proposed funding, since 2022, the government has committed more than $125 billion over 20 years in incremental funding to strengthen national defence and help keep Canadians and our democracy safe in an increasingly unpredictable world—today and for generations. Since 2015, this adds up to over $175 billion in incremental funding for national defence.

Enhancing CSIS Intelligence Capabilities

As an advanced economy and an open and free democracy, Canada continues to be targeted by hostile actors, which threaten our democratic institutions, diaspora communities, and economic prosperity. The Canadian Security Intelligence Service (CSIS) protects Canadians from threats, such as violent extremism and foreign interference, through its intelligence operations in Canada and around the world.

To equip CSIS to combat emerging global threats and keep pace with technological developments, further investments in intelligence capabilities and infrastructure are needed. These will ensure CSIS can continue to protect Canadians.

Budget 2024 proposes to provide $655.7 million over eight years, starting in 2024-25, with $191.1 million in remaining amortization, and $114.7 million ongoing to the Canadian Security Intelligence Service to enhance its intelligence capabilities, and its presence in Toronto.

Maintaining a Robust Arctic Presence

The Canadian Arctic is warming four times faster than the world average, as a result of climate change. It is also where we share a border with today’s most hostile nuclear power—Russia. The shared imperatives of researching climate change where its impacts are most severe, and maintaining an ongoing presence in the Arctic enable Canada to advance this important scientific work and assert our sovereignty.

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Maintaining a robust research presence supports Canada’s Arctic sovereignty. Scientific and research operations in the Arctic advance our understanding of how climate change is affecting people, the economy, and the environment in the region. This is an important competitive advantage, as economic competition increases in the region.

To support research operations in Canada’s North, Budget 2024 proposes:

$46.9 million over five years starting in 2024-25, with $8.5 million in remaining amortization and $11.1 million ongoing, to Natural Resources Canada to renew the Polar Continental Shelf Program to continue supporting northern research logistics, such as lodging and flights for scientists; and,

$3.5 million in 2024-25 to Polar Knowledge Canada to support its activities, including the operation of the Canadian High Arctic Research Station.

Figure 7.1

Canada’s Northern Frontier: Select Research Sites and Mining Activity

Source: Natural Resources Canada

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Unwavering Support for Ukraine

Since Russia launched its illegal, full-scale invasion of Ukraine in February 2022, Canada has stood with the brave people of Ukraine as they defend their families, their sovereignty, and their democracy itself.

Canada’s financial support has helped the government of Ukraine to continue to operate, including by delivering essential government services and pensions to Ukrainians, and restoring damaged infrastructure, such as the civilian electrical grid, which was targeted by Russian missiles in late 2022, in a brutal attempt to break Ukrainian resistance.

Budget 2024 announces that Canada intends to provide Ukraine with $2.4 billion in loans for 2024, of which $2 billion was provided on March 20, 2024, through the International Monetary Fund Administered Account for Ukraine to ensure the government of Ukraine can continue to deliver for its citizens. To enable the full extent of this support, the government intends to propose amendments to the Bretton Woods and Related Agreements Act.

Canada remains steadfast in its support for Ukraine’s brave fight against Russia. As the conflict enters into its third year, Canada is unwavering in our support of the Ukrainian fight for sovereignty, territorial integrity, and democracy.

Budget 2024 proposes to provide $1.6 billion over five years, starting in 2024–25, to the Department of National Defence for the provision of lethal and non-lethal military aid to Ukraine.

This multi-year commitment will provide predictability to Ukraine as well as to Canada’s defence industry.

Since the beginning of the conflict, Canada has committed more than $4 billion in military aid for Ukraine, as part of over $14 billion in total support to Ukraine since February 2022.

Reconstruction and Development Support for Ukraine

Beyond direct support for its fight against Russia’s full-scale invasion, Ukraine needs help to rebuild its economy and infrastructure from the damage of Putin’s ongoing war. Canada and our allies are working to support Ukraine’s reconstruction to ensure after victory comes a brighter future.

The European Bank for Reconstruction and Development (EBRD) is a longstanding development partner in Ukraine. In December 2023, EBRD Governors approved a €4 billion (approximately $6.3 billion) general capital increase to support reconstruction efforts in Ukraine.

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Budget 2024 proposes to provide an estimated $216.7 million (€137.2 million) over five years, starting in 2025-26, for Canada’s share of the EBRD’s general capital increase for Ukraine’s reconstruction.

Using Russian Assets to Rebuild Ukraine

Canada is working with G7 allies to make sure that Russia is held to account for the destruction caused by its illegal and unjustified full-scale invasion of Ukraine. Russia must pay for the significant reconstruction costs facing Ukraine. In concert with other G7 countries, Canada is actively working on finding ways to use immobilized Russian assets to contribute to the reconstruction of Ukraine, the restoration of peace and security, and the compensation of victims of the conflict.

Russia’s illegal war against Ukraine has destroyed schools, homes, power generators, theatres, hospitals, and much more. Russia should pay for the damage it has done. At the beginning of the war, Canada and our allies took the unprecedented step of immobilizing close to US$280 billion in Russian sovereign assets, removing them from Putin’s war chest.

We recognize and support the significant work many of our allies have already done on this issue.

Within the G7, all countries have agreed that Russia’s sovereign assets will remain immobilized until Russia pays for the damage it caused to Ukraine. Canada believes that now is the time to use these resources actively to support Ukraine in its existential fight. It is Canada’s position that these assets can be redirected to benefit Ukraine, consistent with international law.

This should not be a controversial statement. The UN General Assembly has called on Russia to cease its hostilities and pay for the damage it has done. There are prominent international law specialists, from countries around the world, who have concluded that in the circumstances, there is a lawful basis to repurpose these assets.

At the same time, the government recognizes the importance of working with our partners to find a mutually acceptable solution. The unity of the G7 has been critical to maintaining support for Ukraine against Vladimir Putin, and any action must be taken in concert with others. This is how we can maximize effectiveness.

The European Union’s Windfall Profits mechanism represents the kind of innovative approach to this issue that is required to meet this moment, and it presents a strong foundation to build on with further solutions.

Canada is committed to work with allies to explore all possible legal mechanisms to make full use of the assets currently immobilized in our jurisdictions, including for the purpose of increasing support for Ukraine in the short term. This includes exploring ideas that have been advanced by experts such as the

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creation of a Special Purpose Vehicle to leverage immobilized assets, and the possible expansion of the Windfall Profits mechanism to advance the payments from future years under this system to Ukraine.

Budget 2024 announces the government’s intention to advance engagement with international partners, particularly the G7, to identify additional avenues to hold Russia to account for its full-scale invasion of Ukraine. These discussions, and any consensus achieved, will be used to advance necessary amendments to Canada’s sanctions regime.

Protecting Canadians from Financial Crimes

Financial crimes are serious threats to public safety, national security, and Canada’s financial system. They can range from terrorist financing, corruption, and the evasion of sanctions, to money laundering, fraud, and tax evasion. These crimes have real world implications, often enabling other criminal behaviour. Financial crime also undermines the fairness and transparency that are so essential to our economy.

Since 2017, the government has undertaken significant work to crack down on financial crime:

✓	Investing close to $320 million since 2019 to strengthen compliance, financial intelligence, information sharing, and investigative capacity to support money laundering investigations;

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Creating new Integrated Money Laundering Investigative Teams in British Columbia, Alberta, Ontario, and Quebec, which convene experts to advance investigations into money laundering, supported by dedicated forensic accounting experts;

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Launching a publicly accessible beneficial ownership registry for federal corporations on January 22, 2024. The government continues to call upon provinces and territories to advance a pan-Canadian approach to beneficial ownership transparency;

✓	Modernizing Canada’s anti-money laundering and anti-terrorist financing framework to adapt to emerging technologies; vulnerable sectors; and growing risks such as sanctions evasion; and,

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Establishing public-private partnerships with the financial sector, that are improving the detection and disruption of profit-oriented crimes, including human trafficking, online child sexual exploitation, and fentanyl trafficking.

Budget 2024 takes further action to protect Canadians from financial crimes.

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Anti-Money Laundering and Anti-Terrorist Financing

Criminal and terrorist organizations continually look for new ways to perpetrate illicit activities. Canada needs a robust legal framework that keeps pace with evolving financial crimes threats.

To combat money laundering, terrorist financing, and sanctions evasion, Budget 2024 announces:

The government intends to introduce legislative amendments to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA), the Criminal Code, the Income Tax Act, and the Excise Tax Act.

-	Proposed amendments to the PCMLTFA would:

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Enhance the ability of reporting entities under the PCMLTFA to share information with each other to detect and deter money laundering, terrorist financing, and sanctions evasion, while maintaining privacy protections for personal information, including an oversight role for the Office of the Privacy Commissioner under regulations;

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Permit the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) to disclose financial intelligence to provincial and territorial civil forfeiture offices to support efforts to seize property linked to unlawful activity; and, Immigration, Refugees and Citizenship Canada to strengthen the integrity of Canada’s citizenship process;

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Enable anti-money laundering and anti-terrorist financing regulatory obligations to cover factoring companies, cheque cashing businesses, and leasing and finance companies to close a loophole and level the playing field across businesses providing financial services;

○	Allow FINTRAC to publicize more information around violations of obligations under the PCMLTFA when issuing administrative monetary penalties to strengthen transparency and compliance; and,

○	Make technical amendments to close loopholes and correct inconsistencies.

-	Proposed amendments to the Criminal Code would:

○	Allow courts to issue an order to require a financial institution to keep an account open to assist in the investigation of a suspected criminal offence; and,

○	Allow courts to issue a repeating production order to authorize law

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enforcement to obtain ongoing, specified information on activity in an account or multiple accounts connected to a person of interest in a criminal investigation.

-	Proposed amendments to the Income Tax Act and Excise Tax Act would:

○

Ensure Canada Revenue Agency officials who carry out criminal investigations are authorized to seek general warrants through court applications, thereby modernizing and simplifying evidence gathering processes and helping to fight tax evasion and other financial crimes.

Canada Financial Crimes Agency

As announced in Budget 2023, the Canada Financial Crimes Agency (CFCA) will become Canada’s lead enforcement agency against financial crime. It will bring together expertise necessary to increase money laundering charges, prosecutions, and convictions, and the seizure of criminal assets.

Budget 2024 proposes to provide $1.7 million over two years, starting in 2024-25, to the Department of Finance to finalize the design and legal framework for the CFCA.

Fighting Trade-Based Fraud and Money Laundering

Trade-based financial crime is one of the most pervasive means of laundering money; it’s estimated that this is how hundreds of millions of dollars are laundered each year. To strengthen efforts to fight trade fraud and money laundering, the 2023 Fall Economic Statement announced enhancements to the Canada Border Services Agency’s authorities under the PCMLTFA to combat trade-based financial crime and the intent to create a Trade Transparency Unit.

Budget 2024 builds on this work by proposing to provide $29.9 million over five years, starting in 2024-25, with $5.1 million in remaining amortization and $4.2 million ongoing, for the Canada Border Services Agency to support the implementation of its new authorities under the PCMLTFA to combat financial crime and strengthen efforts to combat international financial crime with our allies.

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Supporting Veterans’ Well-Being

After their service and their sacrifice, veterans of the Canadian Armed Forces deserve our full support. Veterans’ organizations are often best placed to understand the needs of veterans and to develop programming that improves their quality of life. In 2018, the federal government launched the Veteran and Family Well-Being Fund, which provides funding to public, private, and academic organizations, to advance research projects and innovative approaches to deliver services to veterans and their families.

Budget 2024 proposes to provide an additional $6 million over three years, starting in 2024-25, to Veterans Affairs Canada for the Veteran and Family Well-Being Fund. A portion of the funding will focus on projects for Indigenous, women, and 2SLGBTQI+ veterans.

Telemedicine Services for Veterans and Their Families

After serving in the Canadian Armed Forces, many veterans who previously received their health care from the Forces need to find a family doctor in the provincial system, which makes their transition to civilian life more stressful, especially if they need health care for service-related injuries.

To ensure veterans and their families have access to the care they deserve after their service to Canada:

Budget 2024 proposes to provide $9.3 million over five years, starting in 2024-25, to Veterans Affairs Canada to extend and expand the Veteran Family Telemedicine Service pilot for another three years. This initiative will provide up to two years of telemedicine services to recent veterans and their families.

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Commemorating Canada’s Veterans

Every day, women and men from across our country proudly and bravely put on the uniform with the maple leaf. We must honour the contributions and sacrifices of Canadian veterans. From the World Wars, to the Suez Canal, Korea, Congo, Cyprus, the First Gulf War, the Balkans, Afghanistan, and many other places, Canadian soldiers have stepped up and answered the call.

To commemorate those who stepped up to serve our country:

Budget 2024 proposes to provide $3.8 million over five years, starting in 2024-25, to Veterans Affairs Canada to help the Juno Beach Centre preserve the legacy of all Canadians who served during the Second World War.

Budget 2024 also proposes to provide $4 million in 2024-25 to Veterans Affairs Canada to commemorate significant Canadian military milestones, including the 80th anniversary of D-Day and the Battle of Normandy, and the 60th anniversary of the beginning of the Canadian peacekeeping mission in Cyprus.

7.2 Economic Security for Canada and Our Allies

The system of rules and institutions that were established in the wake of the Second World War unleashed an era of prosperity unprecedented in human history. This era generated a massive expansion of global trade, and lifted hundreds of millions of people out of poverty. As a trading nation with privileged access to more than two-thirds of the global economy, Canada has benefitted enormously from the stability and certainty that this system provided.

Supply chain disruptions and rising protectionism threaten this Canadian advantage that has been enjoyed for generations. Canada is taking action to make sure we preserve the rules-based international order. We are strengthening our trade relationships and making sure they reflect our values. We are ensuring our economy is resilient and secure, protecting Canadians and Canada from economic pressure from authoritarian regimes, and defending Canada’s economic interests.

Budget 2024 makes investments to ensure the opportunities and prosperity of trade, enjoyed by generations of Canadians, continue to be there for every generation.

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Key Ongoing Actions

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Launching in 2017 Strong, Secure, Engaged, to maintain the Canadian Armed Forces as an agile, multi-purpose, combat-ready force, ensuring Canada is strong domestically, an active partner in North America, and engaged internationally.

✓	Upholding Canada’s 15 free trade agreements with 51 countries. Canada is the only G7 country with comprehensive trade and investment agreements with all other G7 members.

✓	Implementing the modernized Canada-Ukraine Free Trade Agreement and the United Kingdom’s accession to the Comprehensive and Progressive Agreement for Trans-Pacific Partnership.

✓	Establishing a new Canada-Taiwan foreign investment promotion and protection arrangement in December 2023.

✓	Launching Canada’s Indo-Pacific Strategy in November 2022, committing almost $2.3 billion to strengthen Canada’s role as a strong partner in the region. The strategy included:

-	$492.9 million over five years to reinforce Canada’s Indo-Pacific naval presence and increase Canadian Armed Forces participation in regional military exercises.

-	$227.8 million over five years to increase Canada’s work with partners in the region on national security, cyber security, and responses to crime, terrorism, and threats from weapons proliferation.

-	Canada is negotiating free trade agreements with Indonesia and the Association of Southeast Asian Nations to provide additional trade and investment opportunities in the Indo-Pacific region.

✓

To further reinforce Canada’s role as a trusted supply chain partner, and its commitment to cooperate with like-minded partners in meeting emerging global challenges, including the economic resilience of the world’s democracies, Canada undertook the following actions:

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Joined with the U.S. in the Energy Transformation Task Force to accelerate cooperation on critical clean energy opportunities and to strengthen integrated Canada-U.S. supply chains, which as announced in Chapter 4, has been extended for another year.

-	Canada signed a new agreement in May 2023 with South Korea for cooperation on critical mineral supply chains, clean energy transition, and energy security.

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-	Canada endorsed the Joint Declaration Against Trade-Related Economic Coercion and Non-Market Policies and Practices with Australia, Japan, New Zealand, the U.K., and the U.S. in June 2023.

Protecting Canadian Businesses from Unfair Foreign Competition

Canadian companies and workers are able to do business around the world, selling their goods and expertise, because the government has delivered free trade agreements that cover 61 per cent of the world’s GDP and 1.5 billion consumers. This means Canadians can do business in Japan and Malaysia with the CPTPP; in Europe with CETA; in the United States and Mexico with the new NAFTA; and in Ukraine with a modernized CUFTA. These agreements mean good jobs and good salaries for people across the country.

However, this is only true when Canadian workers and businesses are competing on an even playing field, and countries respect agreed trade rules.

That is why the government has taken steps to ensure that Canada’s trade remedy and import monitoring systems have the tools needed to defend Canadian workers and businesses from unfair practices of foreign competitors. For instance, earlier this year, Canada introduced a system to track the countries steel imports are initially melted and poured in, to increase supply chain transparency and support effective enforcement of Canada’s trade laws.

Budget 2024 proposes to provide $10.5 million over three years, starting in 2024-25, for the Canada Border Services Agency to create a dedicated Market Watch Unit to monitor and update trade remedy measures annually, to protect Canadian workers and businesses from unfair trade practices, and ensure greater transparency and market predictability.

Ensuring Reciprocal Treatment for Canadian Businesses Abroad

Canada is taking action to protect Canadian businesses and workers from additional global economic and trade challenges. These challenges include protectionist and non-market policies and practices implemented by our trading partners. When Canada opens its markets to goods and services from other countries, we expect those countries to equally grant Canadian businesses the access that we provide their companies.

As detailed in the Policy Statement on Ensuring Reciprocal Treatment for Canadian Businesses Abroad, published alongside the 2023 Fall Economic Statement, Canada will consider reciprocity as a key design element for new policies going forward. This approach builds on Canada’s commitment to

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implement reciprocal procurement policies, including for infrastructure and sub-national infrastructure spending, in the near term. A reciprocal lens will also be applied to a range of new measures including, but not limited to, investment tax incentives, grants and contributions, technical barriers to trade, sanitary and phytosanitary measures, investment restrictions, and intellectual property requirements.

In pursuing reciprocity, Canada will continue working with its allies to introduce incentives for businesses to reorient supply chains to trusted, reliable partners, and will ensure that any new measures do not unnecessarily harm trading partners who do not discriminate against Canadian goods and suppliers.

Protecting Critical Supply Chains

Recent events around the world, from the pandemic to Russia’s full-scale invasion of Ukraine, have exposed strategic vulnerabilities in critical supply chains, to which Canada and countries around the world are responding by derisking, or friendshoring, their supply chains. Canada is actively working with its allies to strengthen shared supply chains and deepen our economic ties with trusted partners, including in the context of accelerating the transition to a net-zero economy.

Ongoing efforts to build our critical supply chains through democracies like our own represent a significant economic opportunity for Canadian businesses and workers, and the government will continue to design domestic policies and programs with friendshoring as a top-of-mind objective.

To reinforce Canada’s role as a trusted supply chain partner for our allies, Budget 2023 took action to mobilize private investment and grow Canada’s economy towards net-zero. These investments are growing Canada’s economic capacity in industries across the economy, while simultaneously reducing Canada’s emissions and strengthening our essential trading relationships.

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Eradicating Forced Labour from Canadian Supply Chains

Canada is gravely concerned by the ongoing human rights violations against Uyghurs and Muslim minorities in China, as well as by the use of forced labour around the world.

Budget 2024 reaffirms the federal government’s commitment to introduce legislation in 2024 to eradicate forced labour from Canadian supply chains and to strengthen the import ban on goods produced with forced labour. The government will also work to ensure existing legislation fits within the overall framework to safeguard our supply chains.

This will build on funding committed in the 2023 Fall Economic Statement that, starting January 1, 2024, supports the requirement for annual reporting from public and private entities to demonstrate measures they have taken to prevent and reduce the risk that forced labour is used in their supply chains.

7.3 Upholding Canadian Values Around the World

In a more dangerous, uncertain world, the government is standing up for Canada’s interests and values. This starts with our work to preserve the set of rules and institutions that have served us well over the past 80 years. At home, this system has provided Canadians with extraordinary peace and stability, allowing us to build a more just and affluent society. Around the world, it has delivered an unprecedented period of global prosperity, lifting hundreds of millions out of poverty.

However, a series of cascading global crises are putting pressure on this system. Climate change, debt, pandemics, and conflicts are all serving to test the ability of the global system to respond, and deliver on the promise of prosperity to the poorest and most vulnerable around the world. These compounding crises are having an impact on the poorest and most vulnerable, including on the health and rights of women and girls. No country can respond to these challenges alone. Collectively, the international community must work together better to address them. In part, this means developing new tools, and taking new approaches to enduring problems.

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Canada is at the forefront of this work. With our partners at the Multilateral Development Banks, we are pushing to make more money available to developing countries so that they can make the critical investments they need to support their people. We are also working to adapt our support of economic development to respond to the new economic reality with new tools to engage the private sector to put its resources to work addressing these issues, and create economic opportunities for people around the world. We recognize that any international aid or assistance has the most impact when it addresses crises at their source.

Consistent with the commitment to increase international assistance every year out to 2030, through Budget 2024, Canada is making the investments that preserve our ability to shape a world that reflects our values—from our Feminist International Assistance Policy that seeks to uplift and uphold the rights of women and girls around the world, to our work to support vulnerable countries affected by climate change, to our work to lift up developing economies.

Key Ongoing Actions

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Continued prioritization of gender equality and the empowerment of women and girls through Canada’s Feminist International Assistance Policy, including investments of $1.4 billion per year in global health—half of which is dedicated to sexual and reproductive health and rights—every year until 2030.

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An additional 700 million Special Drawing Rights (around $1.3 billion) to the International Monetary Fund’s (IMF) Poverty Reduction and Growth Trust to help meet the financing needs of the world’s poorest countries. This brings Canada’s commitment to channel IMF Special Drawing Rights to low-income and vulnerable countries to around 60 per cent, among the highest of any country.

✓

More than $400 million in security, humanitarian, and development assistance in response to the crisis in Haiti since 2022, including to enhance policing support and equipment for the Haitian National Police, and bolster Haitian-led solutions to the crisis.

✓	$350 million to support developing countries—home to the vast majority of the world’s biodiversity—to advance conservation efforts and implement the Kunming-Montreal Global Biodiversity Framework.

✓

$16 million towards the start-up cost of a global fund to address loss and damage due to climate change, part of Canada’s $5.3 billion international climate finance commitment. Canada was one of the first contributors to the fund and will play a leadership role on its Board.

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International Humanitarian Assistance

As a result of the worsening climate crisis, violent conflict, and economic shocks, more people around the world are in urgent need of help than ever before.

Canada has a long history of taking action to support humanitarian efforts around the world. Our government is committed to helping lift up the most vulnerable, preventing overlapping crises from worsening, and promoting a more inclusive future for everyone. The stability of Canada’s democracy, and democracy around the world, depends upon it.

To respond to increasing international humanitarian assistance needs, Budget 2024 proposes to provide an additional $350 million over two years, beginning in 2024-25, to Global Affairs Canada to enhance Canada’s ability to respond to large-scale and deteriorating humanitarian crises around the world.

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Global Affairs Canada Transformation

In order to protect and promote Canada’s interests around the world, Canada must have a foreign service that is modern and fit for purpose in a changing world. Global Affairs Canada (GAC) is facing an increasingly complex global environment. To meet this moment, GAC has begun a multi-year organizational transformation to make sure it stays fit for purpose and can advance Canadian foreign policy priorities, and serve Canadians abroad.

Budget 2024 proposes to provide $159.1 million over five years, starting in 2024-25, with $5.9 million in remaining amortization, to support GAC’s transformation, including:

-	$61.4 million over five years to strengthen recruitment and training for Canada’s foreign service;

-	$47.6 million over five years to support competitive compensation for locally engaged staff at Canada’s missions abroad;

-	$32.1 million over five years, with $5.9 million in remaining amortization, to strengthen GAC’s information management and technology (IM/IT) systems; and,

-	$18 million over five years to bolster Canada’s presence at our mission to the United Nations in New York.

Modernizing International Financial Institutions

International financial institutions, such as the IMF and World Bank, are an essential forum for multilateral work to lift up the world’s poorest and most vulnerable people by providing support to low- and middle-income countries. Canada and its international partners have called for significant reforms to international financial institutions to make them more efficient and responsive to emerging global threats. These reforms would enable these institutions to significantly scale up development support while minimizing the fiscal impact on donors.

To advance Canada’s development priorities, centred on the dignity of people, and support international financial institution reform:

Budget 2024 announces the government’s intention to propose legislative amendments to the European Bank for Reconstruction and Development Agreement Act and the International Development (Financial Institutions) Assistance Act to enable the use of innovative financial instruments, such as the purchase of hybrid capital, to bolster multilateral development banks’ ability to support borrowing countries, so developing countries can better support people in greatest need.

Protecting Canadians and Defending Democracy 323

Budget 2024 also announces the government’s intention to increase by 50 per cent the amount that Canada is permitted to pay the International Monetary Fund (IMF) for quota subscriptions. This is in line with the recent conclusion of the 16th General Review of Quotas for all IMF member countries to do so and will enhance the IMF’s capacity to support global financial stability. The government intends to propose legislative amendments to the Bretton Woods and Related Agreements Act to increase Canada’s IMF quota subscriptions.

Fostering Innovative Approaches to International Assistance
Introduced in Budget 2018 as a pilot project, the International Assistance Innovation Program is intended to complement Canada’s core international assistance activities, from emergency humanitarian aid to economic empowerment programs, with innovative financing arrangements and partnerships.

The program seeks to better catalyze other non-governmental sources of financing—including private sector and philanthropic financing—to deliver international assistance to the poorest and most vulnerable around the world. Since its inception, the program has provided more than $800 million in support for developing countries. These projects are expected to reach 1.68 million people and abate 27 million tons of greenhouse gases.

As part of this focus on mobilizing new, additional resources, FinDev, Canada’s development finance institution, was launched in 2018 to provide the government with another way to engage the private sector. Since then, FinDev has programmed $75.9 million in concessional financing under the GAC-funded 2X Canada facility and committed close to $1.3 billion of its own resources on commercial terms, with 45 private sector clients.

To further enable Canada’s efforts to engage the private sector on development goals, a new phase of the International Assistance Innovation Program will focus on small, high impact transactions supporting businesses and entrepreneurs. The government will also seek to leverage FinDev’s global mandate and expertise to mobilize private investment in projects that cannot attain commercial viability on their own.

The government intends to introduce legislative measures that would build on these tools and provide additional flexibilities to the program. Further details will be announced at a later date.

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Sustainable Growth in Latin America and the Caribbean

Attracting private capital is essential to sustainable economic growth in developing countries, the kind of growth that creates good jobs, supports communities, and fosters greater stability. IDB Invest is the private sector arm of the Inter-American Development Bank and it is a leader in fostering economic growth and social inclusion in Latin America and the Caribbean.

In March 2024, IDB Invest Governors approved a US$3.5 billion general capital increase to mobilize greater volumes of private capital towards tackling climate change and reducing poverty and inequality.

Budget 2024 proposes to provide up to an estimated $146.3 million (US$106.8 million) over five years to Global Affairs Canada, starting in 2027-28, to purchase Canada’s allocated shares in IDB Invest, which will catalyze private sector financing to support clean economic growth and create economic opportunities for women in Latin America and the Caribbean.

Leadership on Women’s Rights and Gender Equality

As part of its Feminist International Assistance Policy, Canada made a ten-year commitment to advance the health and rights of women and girls around the world. The Ten-Year Commitment to Health and Rights (2020-2030) is a bold and ambitious commitment to increase Canada’s global health and rights funding to $1.4 billion per year, beginning in 2023. Half of this funding is dedicated to sexual and reproductive health and rights. This commitment drives progress to address critical, unmet needs to improve global health and strengthen human rights. Projects supported by this funding include:

✓

Nutrition International, which enabled teachers to deliver weekly iron and folic acid supplements to over 2 million adolescent girls, averting thousands of cases of anemia and helping girls to stay in school.

✓	Profamilia, which delivered a comprehensive sexuality education model to over 10,300 adolescents in eight municipalities of Colombia.

In March 2023, the Organisation for Economic Co-operation and Development (OECD) ranked Canada as the top donor by share of assistance supporting gender equality and the empowerment of women and girls for 2022. This was Canada’s fourth consecutive year at the top of the rankings.

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Standing Up for LGBTQI+ Rights Around the World

Canada was one of the first countries in the world to legalize same-sex marriage, and we continue to make progress in advancing the rights and protections of our vibrant 2SLGBTQI+ communities here at home. But, these same rights and freedoms are not enjoyed by people in other countries.

Since 2015, Canada has been at the forefront of defending LGBTQI+ rights around the world. Today, 65 international jurisdictions still criminalize same-sex sexual activity, including 11 jurisdictions where the death penalty can be applied, fuelling anti-LGBTQI+ hate, persecution, discrimination, and violence. Canada stands up for, protects, and promotes the human rights of LGBTQI+ people at home and around the world.

In February 2019, Canada announced its new LGBTQI+ International Assistance Program to advance human rights and improve socio-economic outcomes for LGBTQI+ people in developing countries. Through this program, the government is providing $30 million in dedicated funding over five years, and $10 million every year thereafter.

In 2021-22 and 2022-23, the LGBTQI+ International Assistance Program funded six projects that helped support human rights in 33 countries:

–	$3.5 million to Oikos to support five human rights organizations to advance the economic, political, and social empowerment of LGBTQI+ communities in Central America;

–	$2.4 million to the APCOM Foundation to help local LGBTQI+ organizations throughout Southeast Asia to improve their organizational capacity and support for local LGBTQI+ people;

–	$1.6 million to the World Bank to support their work on LGBTQI+ inclusion;

–	$1.1 million to ILGA World to advance their research and capacity building work in support of global LGBTQI+ movements;

–	$450,000 for Égides to strengthen sexual and reproductive health and rights for LGBTQI+ women and girls in West Africa; and,

–

$1 million to other organizations to support advocacy and capacities to advance the human rights of LGBTQI+ persons and provide emergency support for LGBTQI+ communities facing discrimination and violence.

At a time of rising anti-LGBTQI+ hate around the world, these investments enable Canadian LGBTQI+ organizations to collaborate with partners in developing countries, support local organizations and equality movements, and invest in multilateral initiatives that contribute to policy, advocacy, and research efforts. Canada will continue to play a leading role in standing up for a brighter, more inclusive future for LGBTQI+ people at home and around the world.

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Chapter 7

Protecting Canadians and Defending Democracy

millions of dollars

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total

7.1. Protecting Canadians, at Home and Abroad	0	548	2,123	2,419	2,613	2,271	9,975
Stronger National Defence - Replacing and Acquiring New Military Capabilities	0	0	23	109	178	239	549

Stronger National Defence - Sustaining Naval Vessels	0	293	376	436	446	376	1,926

Stronger National Defence - Sustaining Military Equipment	0	202	256	312	325	346	1,441

Stronger National Defence - Investing in Ammunition Supply and Production	0	15	137	308	566	735	1,762

Stronger National Defence - Maintaining and Renewing National Defence Infrastructure	0	0	103	206	308	324	942

Stronger National Defence - Enhancing Canada’s Intelligence and Cyber Operations	0	73	115	186	244	299	917

Stronger National Defence - Acquiring a New Electronic Health Record Platform for Military Personnel	0	7	59	60	77	80	281

Stronger National Defence - Building Homes for Canadian Armed Forces Personnel	0	0	0	1	2	4	7

Stronger National Defence - Improving Child Care for Canadian Armed Forces Personnel	0	13	18	21	23	25	100

Stronger National Defence - Augmenting Civilian Capacity	0	0	19	37	46	48	150

Stronger National Defence - Contributing to the NATO Innovation Fund	0	10	11	11	11	11	53

Stronger National Defence - Less: Funding Reallocated from Strong, Secure, Engaged 2017	0	0	0	-50	-52	-55	-157

Stronger National Defence - Supporting Ongoing Defence Procurements and Capital Projects	0	-436	508	313	60	-658	-213

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	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total
Stronger National Defence - Investing in Future Aircrew Training	0	-2	93	37	-93	32	66

Less: Funds Sourced from Existing Departmental Resources	0	0	-22	-22	0	-22	-66

Enhancing CSIS Intelligence Capabilities	0	30	41	71	91	106	339

Maintaining a Robust Arctic Presence - Polar Continental Shelf Program	0	9	9	9	9	9	47

Maintaining a Robust Arctic Presence - Polar Knowledge Canada	0	4	0	0	0	0	4

Unwavering Support for Ukraine – Military Aid	0	320	320	320	320	320	1,600

Reconstruction and Development Support for Ukraine	0	0	43	43	43	43	173

Protecting Canadians from Financial Crimes	0	4	8	7	7	7	32

Supporting Veterans’ Well- Being	0	2	2	2	0	0	6

Telemedicine Services for Veterans and Their Families	0	1	2	3	2	2	9

Commemorating Canada’s Veterans	0	5	1	1	1	1	8

7.2. Economic Security for Canada and Our Allies	0	3	4	4	0	0	11

Protecting Canadian Businesses from Unfair Foreign Competition	0	3	4	4	0	0	11

7.3. Upholding Canadian Values Around the World	0	169	228	33	102	61	593

International Humanitarian Assistance	0	150	200	0	0	0	350

Global Affairs Canada Transformation	0	19	28	33	40	40	159

Sustainable Growth in Latin America and the Caribbean	0	0	0	0	63	21	84

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	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total

Additional Investments – Protecting Canadians and Defending Democracy	32	81	2	2	2	2	119

Preparing for G7 Presidency	0	81	2	2	2	2	87

Funding proposed for multiple departments for the government to begin preparing for Canada’s 2025 G7 Presidency.

Ensuring Secure

International Events	23	0	0	0	0	0	23
Funding proposed for the RCMP to cover security costs for the President of Ukraine’s visit and the CARICOM Summit in Ottawa.

Crisis Evacuations	9	0	0	0	0	0	9
Funding proposed for GAC for the recent emergency evacuations of Canadians from crisis situations abroad.
Chapter 7 - Net Fiscal Impact	32	800	2,357	2,458	2,717	2,333	10,698

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

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Chapter 8

Tax Fairness for Every Generation

Canada is one of the wealthiest countries in the world. For generations, this has meant Canada is a place where everyone could secure a better future for themselves and their children. This is in no small part is due to our commitment to progressive taxation, investments in Canada’s strong social safety net, and an effective, efficient government. Together, Canada’s tax and benefit systems have supported equality of opportunity for generations of Canadians.

In the last few decades, the pathways enjoyed by generations of Canadians to build a middle class life have come under pressure. From the pandemic’s disruptions of the global economy to chronic underinvestment in housing by previous governments, the cost of living crisis and the global shift to a winner-take-all digital economy, those at the top have been getting richer while younger generations struggle to buy a first home and afford to start a family.

Today, younger Canadians—through no fault of their own—are too often finding that their hard work is not paying off. That’s not fair.

Canada’s potential must be leveraged to fix this; we must invest to ensure younger generations have the same opportunities as those before them.

That is why the federal government is taking action to build a fairer future, with transformative investments in housing, innovation, the clean economy, and in younger generations. We’ll unlock the promise of Canada, so every generation can build a better life, as their parents and grandparents did before them. It is crucial that the government make sure younger Canadians can afford to get a good education and in-demand skills, buy a home, raise a family, and build a good middle class life.

Canada’s fiscally responsible economic plan and our AAA credit rating are the foundation for the stability of our economy. They make Canada a safe and attractive destination for investment and create business certainty. Financing the investment we need through more debt would be unfair to young Canadians—we want them to inherit prosperity, not our unpaid bills.

We have a better, fairer option. We are making the responsible choice.

The government is asking the wealthiest Canadians to pay their fair share.

Budget 2024 proposes new measures that will make the tax system more fair and generate $21.9 billion in revenue over five years to invest in building more homes, faster, creating good-paying jobs, and incentivizing economic growth that delivers fairness for every generation.

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Analysis by the Parliamentary Budget Officer shows that in 2019 the top 1 per cent held 24.9 per cent of Canada’s household wealth.

At a time when middle class Canadians are struggling to get ahead, when their hard work isn’t paying off, the government is improving the fairness of the tax system. We are asking the wealthiest Canadians to contribute a bit more, so that we can make investments to ensure a fair chance for every generation.

8.1 Tax Fairness

Key Ongoing Actions

✓

Lowering taxes on the middle class by cutting the second income tax bracket rate and by increasing the basic personal amount, to save more than 20 million middle class Canadians more than $450 on average in 2024, compared to before these middle class tax cuts.

✓	Ensuring the wealthiest pay their fair share by introducing a top tax bracket of 33 per cent for the wealthiest Canadians.

✓

Modernizing the Alternative Minimum Tax, which had not been significantly revised since 1986, to ensure the wealthiest Canadians pay their fair share and cannot excessively use deductions, credits, and other tax preferences to reduce tax.

✓	Boosting benefits that are delivered through the tax system such as the Canada Child Benefit and the Canada Workers Benefit, to provide income support to families with children and low-income workers.

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✓	Introducing a two-per-cent tax on share buybacks by public corporations in Canada, to raise revenue while encouraging large corporations to re-invest in their workers and businesses.

✓	Introducing a new luxury tax on private jets, yachts, and luxury vehicles.

✓

To unlock homes for Canadians to live in, instead of being used as a speculative asset class by investors, since January 1, 2023, ensuring capital gains from property flipping are treated as business income.

Helping the Middle Class Save Tax-Free

Tax-sheltered savings plans enable most Canadians to earn their investment income tax free. An eligible Canadian with taxable income of $100,000 in 2023 can contribute up to $18,000 to their Registered Retirement Savings Plan (RRSP), $8,000 to their Tax-Free First Home Savings Account (FHSA), and $7,000 to their Tax-Free Savings Account (TFSA) in 2024 is in addition to any unused saving room from prior years.

– Investment income, including capital gains, earned in an RRSP, FHSA, or TFSA is not taxed.

– Contributions made to an RRSP or FHSA can be deducted from a person’s income in the year they are made, reducing taxes.

– Withdrawals from an FHSA are tax-free.

Hard work should pay off. And Canada’s tax system should be fair. By investing in housing, students, researchers, post-secondary institutions, child care, and good-paying job opportunities, we can restore the value of hard work and unlock the full potential of Canada’s younger generations. Canada’s future success depends on their success. It is only fair that these important investments are funded by those who have benefited the most from all the opportunity that Canada has to offer, including the top 1 per cent.

Canada’s tax system can be more fair. The wealthy are currently able to benefit from tax advantages that middle class Canadians and, especially, younger Canadians are rarely able to benefit from. And, due to the global corporate tax race to the bottom, the biggest multinational corporations do not always pay their fair share.

Canada’s potential must be leveraged to fix this; we must invest to ensure younger generations have the same opportunities as those before them and to ensure the way we fund these generational investments is fundamentally fair— to Canadians today, and tomorrow.

Our tax system needs to work better for nurses, teachers, construction workers, servers, labourers, and young professionals—those in the middle class, and those working hard to join it.

Tax Fairness for Every Generation 333

Those with the greatest ability to pay should contribute more to help fund the social safety net that benefits all Canadians. To grow the middle class and invest in younger Canadians—while keeping their taxes lower—new generational investments in Budget 2024 will be supported by contributions from the wealthiest Canadians.

Improving Tax Fairness

Canadians pay tax on the income from their job. But currently, they only pay taxes on 50 per cent of capital gains, which is the profit generally made when an asset, such as stocks, is sold. This is the capital gains tax advantage.

While all Canadians can benefit from the capital gains tax advantage, the wealthy, who tend to earn relatively more income from capital gains, disproportionately benefit compared to the middle class (Chart 8.2). In 2021, the top 1 per cent earned 10.4 per cent of all income in Canada; when capital gains are factored in, this jumps to 13.4 per cent.

Tax fairness is important for every generation, and it is particularly significant for younger Canadians. In 2021, only about 5 per cent of Canadians under 30 had any capital gains at all.

The current regime may result in situations where wealthy individuals face a lower marginal tax rate on their capital gains than what a middle class worker would face on their earnings. For instance, a nurse in Ontario earning $70,000 would face a combined federal-provincial marginal tax rate of 29.7 per cent. In comparison, a wealthy individual in Ontario with $1 million of income would face a marginal tax rate of 26.8 per cent on their capital gains.

Differences in taxation rates between income earned from wages, capital gains, and dividends currently favour the wealthiest among us.

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The government is committed to a fair and progressive tax system. By increasing the capital gains inclusion rate, we will tackle one of the most regressive elements in Canada’s tax system. Our government is proud to be reducing this inequity. Taxing capital gains is not an inherently partisan idea. It is an idea that everyone who cares about fairness can support.

In fact, the idea of taxing capital gains in Canada first got traction with the government of Prime Minister John Diefenbaker and the Royal Commission on taxation, chaired by Kenneth Carter. In the Royal Commission’s report, Carter declared that fairness should be the foremost objective of the tax system, famously insisting “a buck is a buck is a buck”. As of 1990, the government of Prime Minister Brian Mulroney had raised the capital gains inclusion rate to 75 per cent.

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To make Canada’s tax system more fair, the government is proposing an increase in taxes on capital gains.

Budget 2024 announces the government’s intention to increase the inclusion rate on capital gains realized annually above $250,000 by individuals and on all capital gains realized by corporations and trusts from one-half to two-thirds, by amending the Income Tax Act, effective June 25, 2024.

-	The inclusion rate for capital gains realized annually up to $250,000 by individuals will continue to be one-half.

-

The lifetime capital gains exemption currently allows Canadians to exempt up to $1,016,836 in capital gains tax-free on the sale of small business shares and farming and fishing property. This tax-free limit will be increased to $1.25 million, effective June 25, 2024, and will continue to be indexed to inflation thereafter. In 2025, Canadians with eligible capital gains of below $2.25 million will be better off under these changes.

-

The government will maintain the exemption for capital gains from the sale of a principal residence to ensure Canadians do not pay capital gains taxes when selling their home. Any amount you make when you sell your home will remain tax-free.

-

To ensure homes are for Canadians to live in, not a speculative asset class for investors, since January 1, 2023, capital gains from property flipping—properties bought and sold within 1 year—have been treated as business income. Exemptions exist for many common life situations; these exemptions will remain. This is central to the promise of Canada.

-

To encourage entrepreneurship, the government is proposing the Canadian Entrepreneurs’ Incentive which will reduce the inclusion rate to 33.3 per cent on a lifetime maximum of $2 million in eligible capital gains. Combined with the enhanced lifetime capital gains exemption, when this incentive is fully rolled out, entrepreneurs will have a combined exemption of at least $3.25 million when selling all or part of a business.

The proposed higher inclusion rate on capital gains would result in more equitable marginal tax rates across revenue sources and income levels. In particular, the proposal would increase the average federal-provincial marginal tax rate on capital gains above $250,000 of someone earning $1 million a year, to 35.7 per cent (chart 8.3).

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To ensure this increase in the capital gains inclusion rate is concentrated among the wealthiest, while keeping taxes lower on the middle class, the first $250,000 of capital gains income earned by Canadians each year will not be subject to the new two-thirds inclusion rate. Business owners will have access to this exemption from the increased inclusion rate as individuals.

Next year, 28.5 million Canadians are not expected to have any capital gains income, and 3 million are expected to earn capital gains below the $250,000 annual threshold. Only 0.13 per cent of Canadians with an average income of $1.4 million are expected to pay more personal income tax on their capital gains in any given year (Table 8.1).

As a result of this, for 99.87 per cent of Canadians, personal income taxes on capital gains will not increase.

Table 8.1

Canadians With Capital Gains Income, 2025 Projections

	Number of people[1]	Share of all people	Average gross income, including capital gains

Capital gains above $250,000	40,000	0.13%	$1,411,000

No capital gains or less than $250,000	31,531,000	99.87%	$60,000

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Notes: Population is projected share of T1 filers. Does not account for behavioural responses to increase in capital gains inclusion rate. 1. Capital gains are net of those for which the Lifetime Capital Gains Exemption is claimed.

In addition to the $250,000 threshold for the new rate, middle class Canadians will continue to benefit from tax-free savings accounts, the principal residence exemption, and exemptions for registered pension plans. The following examples of tax-sheltered middle class savings will not be impacted by reducing the capital gains tax advantage:

✓	Capital gains from selling your principal residence.

✓	Income, including capital gains, earned in a tax-sheltered savings account, such as an RRSP, RRIF, TFSA, FHSA, or RESP.

✓	Pension income or the capital gains earned by the registered pension plans you or your spouse are a member of including your workplace pension plan, and the CPP or QPP.

✓	Up to $250,000 every year in capital gains from selling a cottage, investment property, or other taxable investments, such as stocks, beyond the generous limits of tax-sheltered savings account.

For Canadian businesses, only a small minority will be affected by these changes: in 2022, only 12.6 per cent of Canada’s over two million corporations had capital gains (Table 8.2).

Table 8.2

Corporations With Net Capital Gains Income, 2022

	Number of corporations	Share of all corporations	Average taxable income[1]

Capital gains	307,000	12.6%	$702,000

No capital gains	2,124,000	87.4%	$174,000

Notes: 1. Data do not adjust for income of related corporations.

The proposal would reduce the tax rate differentials that currently exist between the various sources of income, for instance between dividends and capital gains. A more neutral system in this regard has the additional advantage of reducing tax planning incentives.

Increasing the capital gains inclusion rate is not expected to hurt Canada’s business competitiveness. The Marginal Effective Tax Rate (METR) is an estimate of the level of taxation on a new business investment, accounting for federal, provincial, and territorial taxation, as well as investment tax credits, and capital cost allowances. It is one of the main metrics for comparing the level of taxation on a new business investment between countries. Maintaining a competitive METR is important for Canada’s attractiveness as an investment destination.

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Canada’s average METR is the best in the G7, and far more advantageous than in the U.S. and other OECD countries. Increasing the fairness of capital gains taxation will not impact Canada’s METR score.

It is estimated that this measure would increase federal revenues by $19.4 billion over five years starting in 2024-25.

Increasing the inclusion rate on capital gains is also expected to generate significant new revenue for provincial and territorial governments, equivalent to up to 60 per cent of the new federal revenue. For provinces and territories, this new revenue can be used to lift up every generation by making transformative investments in housing, health care, education, child care, infrastructure, and more.

A Tax Break for Entrepreneurs

To start and scale-up a business, entrepreneurs need access to capital. In the early growth stages, accessing the necessary capital to make investments in their workforce, cutting-edge technologies, and new offices, labs, or manufacturing facilities can be difficult. While some entrepreneurs rely on venture capital or loans, the government recognizes funding is not available to all entrepreneurs, and even when available, may not be sufficient.

Entrepreneurs need more support to drive Canada’s economic growth, increase productivity, patent new innovations, and create good-paying jobs. Providing a partial lifetime capital gains exemption for entrepreneurs will enable them to recycle more capital towards their next goal, whether it be a new company, an investment in a promising start-up, or a comfortable retirement.

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To encourage entrepreneurship, the government is proposing the Canadian Entrepreneurs’ Incentive which will reduce the inclusion rate to 33.3 per cent on a lifetime maximum of $2 million in eligible capital gains. When this incentive is fully rolled out, entrepreneurs will have a combined exemption of at least $3.25 million when selling all or part of a business.

-	The incentive will result in a one-third inclusion rate, and the limit will increase by $200,000 each year, starting in 2025, until it reaches $2 million in 2034.

-

This additional $2 million incentive will be available to founding investors in certain sectors who own at least 10 per cent of shares in their business, and where the company has been their principal employment for at least five years.

Ultimately, when the Canadian Entrepreneurs’ Incentive is fully implemented, and combined with the increased total lifetime capital gains exemption of $1.25 million, entrepreneurs will benefit from at least $3.25 million in total and partial lifetime capital gains exemptions. Entrepreneurs with eligible capital gains of up to $6.25 million will be better off under these changes. In practice, these numbers will likely be higher to reflect the inflation adjustment for the lifetime capital gains exemption and the ability to spread capital gains over multiple years.

Ensuring entrepreneurs benefit from their innovations

Kate founded a fintech start-up several years ago, and decides to accept an offer to sell her company to a large fintech company, which will use its resources to scale-up her technology. She earns $2 million in capital gains on this sale.

Kate has already used her increased lifetime capital gains exemption of $1.25 million when she sold some of her business shares to a business partner.

Currently, Kate would pay tax on $1 million—or 50 per cent of her $2 million in capital gains.

When the Canadian Entrepreneurs’ Incentive is fully implemented, Kate would only pay tax on 33 per cent of the $2 million—$667,000. The incentive reduces her taxable income by $333,000 when selling her business.

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Ensuring Global and Digital Corporations Pay Their Fair Share

The global corporate tax race to the bottom undermines Canada’s ability to make investments at home that help restore fairness for every generation. Our tax base needed to pay for a sustainable social safety net is weakened, and responsibility to fund these programs is unfairly distributed and passed on to the next generation. This must change to ensure fairness for younger Canadians today, and tomorrow.

In Canada, we are laser focused on making sure the largest global corporations pay their fair share. That’s why Canada strongly supports the two-pillar tax reform plan agreed to in 2021 by members of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting.

Pillar One and the Digital Services Tax

Pillar One would ensure that the largest and most profitable global corporations, including large digital corporations, pay their fair share of tax in the jurisdictions where their users and customers are located.

Canada reaffirms its commitment to Pillar One and will continue to work diligently to finalize a multilateral treaty and bring the new system into effect as soon as a critical mass of countries is willing. However, in view of consecutive delays internationally in implementing the multilateral treaty, Canada cannot continue to wait before taking action.

In October 2021, the government agreed to pause the implementation of Canada’s Digital Services Tax, first announced in 2020, until the end of 2023, to give time for Pillar One negotiations to conclude. Meanwhile, at least seven other countries (Austria, France, India, Italy, Spain, Türkiye, and the United Kingdom) continue to apply their Digital Services Taxes.

The government is moving ahead with its longstanding plan to enact a Digital Services Tax. This will ensure digital businesses that monetize the data and content of Canadian users are paying their fair share, and that Canada is not at a disadvantage relative to other countries. Implementing legislation is currently before Parliament in Bill C-59.

Consistent with Canada’s position since 2021, and subject to Parliamentary approval of the legislation, the tax would begin to apply for calendar year 2024, with that first year covering taxable revenues earned since January 1, 2022.

Canada is committed to continue working with international partners in view of its preference for an internationally agreed approach.

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It is estimated that the Digital Services Tax will increase revenues by $5.9 billion over five years starting in 2024-25.

Pillar Two and the Global Minimum Tax

Pillar Two of the plan is a global minimum tax regime to ensure that large multinational corporations are subject to a minimum effective tax rate of 15 per cent on their profits wherever they do business. The federal government is moving ahead with legislation to implement the regime in Canada, following consultations last summer on draft legislative proposals for the new Global Minimum Tax Act. The government intends to soon introduce this legislation in Parliament.

It is estimated that the global minimum tax, which will apply for fiscal years of taxpayers that begin on or after December 31, 2023, will increase revenues by $6.6 billion over three years starting in 2026-27.

8.2 Modernizing Canada’s Tax System and Better Services for Canadians

Each day, millions of Canadians interact with the government when they access the services and benefits, including those delivered through the tax system, that have important roles in improving their quality of life and building a stronger, more competitive Canada. Canadians should be able to count on efficient, timely, and high-quality services from the federal government. That is why the government has been making sustained investments to make the tax system and other services easier to use and more convenient for Canadians.

Budget 2024 proposes new investments to simplify tax services and deliver benefits and services through modern technologies that are designed to meet the evolving needs of Canadians, including over ten million Canadians receiving benefits worth over $150 billion annually from Old Age Security, Employment Insurance, and the Canada Pension Plan.

Key Ongoing Actions

✓	Launching an automatic tax filing pilot program for people with lower incomes, to make it easier to get the benefits you are entitled to.

✓	Preventing wealthy Canadians from using foreign shell companies to avoid paying Canadian tax.

✓	Returning to advertised passport processing times for 10-day in-person and 20-day mail-in applications, with processing now faster than pre- pandemic.

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✓

Improving call centre and benefit delivery wait times for Old Age Security and Employment Insurance, through $1.5 billion in the 2022 Fall Economic Statement to accelerate claims processing and reduce backlogs.

✓	Reducing backlogs and improving service and benefit delivery for veterans and RCMP members, with $321.1 million since Budget 2023.

✓	Improving Old Age Security benefit delivery for over seven million seniors each year by upgrading IT systems with $123.9 million from Budget 2023.

✓	Hiring additional officers to alleviate border pressures, as well as help prevent prohibited or restricted goods from entering Canada, with $137 million in the 2022 Fall Economic Statement.

Automatic Tax Filing for Low-Income Canadians

Canadians should be able to easily and quickly receive the benefits to which they are entitled. However, lower-income Canadians, as well as younger Canadians, may not receive their benefits—such as the Canada Child Benefit and Canada Carbon Rebate which make life more affordable—because of the difficulty of filing a tax return.

In February 2024, the Canada Revenue Agency (CRA) increased the number of eligible Canadians for SimpleFile by Phone (formerly File My Return) to 1.5 million people, more than double the number of people eligible last year. The CRA is on track to increase this number to two million by 2025.

In summer 2024, the CRA will pilot new automatic filing services, SimpleFile Digital and SimpleFile by Paper, to help more Canadians who do not currently file their taxes receive their benefits.

The CRA will engage leading experts and industry to identify further opportunities to help more Canadians receive the benefits designed to support them. CRA will provide an update on this work in fall 2024.

Tax Fairness for Every Generation 343

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Automatic tax filing pilot

Johnny lives in Manitoba and has never filed a tax return, and as a result is missing out on benefits such as the GST
Credit, Canada Carbon Rebate, provincial rent credits, and possibly others that help make life more affordable.

Johnny’s primary source of income is social assistance, which means he may be invited to participate in the SimpleFile pilot. Johnny would not have to fill out complex forms. The CRA would use the information it has on hand for him and his responses to a series of short simple questions, including information on his rent payments which the CRA does not otherwise have, to complete and file his tax return, thereby unlocking the government support to which he is entitled.

Reducing CRA Call Centre Wait Times

Canadians deserve high-quality and timely access to government services. However, when calling the Canada Revenue Agency (CRA), Canadians often face long wait times—which delay Canadians from getting help with filing their taxes and receiving the benefits they are entitled to.

To ensure Canadians get timely answers to their tax questions, the government is continuing to support CRA call centre operations.

Budget 2024 proposes to provide $336 million over two years, starting in 2024-25, to the Canada Revenue Agency to maintain call centre resources and improve the efficiency of its call centres.

A Single Sign-In Portal for Government Services

Canadians and businesses shouldn’t have to remember multiple passwords to access the services and programs they rely on. However, there are currently over 60 different Government of Canada systems each requiring their own separate log-in and passwords to access. That is too many.

Fast and efficient delivery of government services and programs is critical to ensuring Canadians and businesses are supported as intended.

To establish a modern, single sign-in portal for federal government services, Budget 2024 proposes to provide $25.1 million over five years, starting in 2024-25, with $13.5 million in remaining amortization, to Employment and Social Development Canada.

Tax Fairness for Every Generation 345

Expanding Tax Transparency to Crypto-Assets

Just as crypto-assets pose financial risks to middle class Canadians, the rapid growth of crypto-asset markets poses significant risks of tax evasion. Regulation and the international exchange of tax information must keep pace with tax evasion threats in order to ensure a fair tax system.

The OECD has agreed to a new reporting framework for crypto-asset transactions and improvements to the Common Reporting Standard to ensure that new digital technologies cannot be used to avoid existing reporting requirements.

Budget 2024 announces the government’s intention to implement the OECD-agreed Crypto-Asset Reporting Framework, including consequential amendments to the Common Reporting Standard, effective as of 2026 to permit exchanges under the new and amended reporting requirements beginning in 2027.

Budget 2024 proposes to provide $51.6 million over five years, starting in 2024-25, and $7.3 million per year ongoing to the Canada Revenue Agency for the implementation and administration of these initiatives.

Towards a Healthier, Nicotine-Free Generation

Enticed by appealing marketing, Millennials and Gen Z are picking up new forms of old bad habits, vaping nearly as frequently as the baby boomers smoked cigarettes. The government is taking action to protect the next generation from harmful, cancer-causing habits.

Nothing is more valuable than a long and healthy life. Smokers could live about ten years less than the general population. This is, in part, because people who smoke are 25 times more likely to die from lung cancer compared to someone who has never smoked. Treating preventable diseases puts a heavy burden on our universal public health care systems—a burden all Canadians pay for through taxes and longer wait times.

In addition to raising revenues, a more robust federal excise duty framework for tobacco and vaping products could help to lower smoking rates towards Canada’s target of less than five per cent tobacco use by 2035, as well as lower vaping rates among younger Canadians.

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Budget 2024 proposes to increase the tobacco excise duty by $4 per carton of 200 cigarettes, in addition to the automatic inflation adjustment of $1.49 per carton of 200 cigarettes that took effect on April 1, 2024. Starting the day after this budget, the total tobacco excise duties increase will be $5.49 per carton. It is estimated that this measure would increase federal revenues by $1.36 billion over five years starting in 2024-25.

Budget 2024 also proposes to increase the vaping excise duty rates by 12 per cent. This increase is the equivalent of 12 cents per typical vape pod in a non-participating jurisdiction, or 24 cents per typical vape pod in a participating jurisdiction. This measure would take effect on July 1, 2024, along with the implementation of a coordinated taxation regime in Ontario, Quebec, the Northwest Territories, and Nunavut. It is estimated that this measure would increase federal revenues by $310 million over five years starting in 2024-25.

Improving Benefit Delivery

Canadians deserve efficient and easy access to their federal benefits, such as Old Age Security and Employment Insurance. However, the IT systems used to deliver these benefits are aging.

After years of underinvestment and deferred modernization, the government has taken action in recent years to make critical IT upgrades. These will ensure that benefits are delivered quickly, reliably, and securely to the millions of Canadians collecting benefits today, as well as to those who will collect benefits in the decades to come.

Budget 2024 proposes to provide a total of $2.9 billion over five years, starting in 2024-25, on a cash basis, to Employment and Social Development Canada to migrate Old Age Security and Employment Insurance onto a secure, user-friendly platform.

The government also remains committed to implementing an ePayroll solution which would reduce the reporting burden on Canadian businesses, especially small businesses, while modernizing and improving how benefits are provided through the Employment Insurance and tax systems.

Canada Child Benefit for Grieving Families

Grieving families should not be worried about their finances during the most difficult of life circumstances. However, some families who have lost a child may currently receive correspondence from the government requiring them to repay any Canada Child Benefit amount received after their child’s death.

To support parents who have lost a child, the government is providing new support through the Canada Child Benefit to ensure they can focus on what matters most—healing.

Tax Fairness for Every Generation 347

In recognition of the burdens on grieving parents, Budget 2024 announces the government’s intention to amend the Income Tax Act to continue to pay the Canada Child Benefit for six months after a child’s death, as of January 2025.

This proposed change is expected to cost $15 million over five years, starting in 2024-25, and $4 million per year ongoing.

8.3 Effective, Efficient Government

To focus spending on what matters most—investing in Canadians, unlocking opportunity for younger Canadians, and restoring fairness for every generation—the government must ensure the operations of government are cost effective.

As our country grows and demographics shift, such as Millennials recently overtaking baby boomers as the largest age group, the government must adapt to the changing needs of Canadians. That’s why the government is continuously evaluating demand for services and programs, and adjusting investments accordingly—ensuring Canadians have the support they need, when they need it.

Budget 2024 announces new measures to ensure the effective operation of federal government programs and services, and ensuring that Canadians’ tax dollars are being used efficiently on the programs that matter most to them.

Responsible Government Spending

Budget 2023 and the 2023 Fall Economic Statement announced a total of $15.8 billion in savings over five years, and $4.8 billion ongoing, to be refocused towards the priorities that matter most to Canadians today, including health care, dental care, and investments in Canada’s economic plan.

Over the past year, the government carried out the first phase of refocusing government spending, identifying areas of duplication, low value for money, or lack of alignment with government priorities, with a particular focus on travel and consulting. Care was taken to ensure that departments and agencies could meet their reallocation targets without impacting direct benefits and service delivery to Canadians; direct transfers to other orders of government and Indigenous communities; and the Canadian Armed Forces. Results of this first phase are outlined in the Main Estimates, 2024-25 and the 2024-25 Departmental Plans.

To implement the second phase of refocusing government spending, Budget 2024 announces the government will seek to achieve savings primarily through natural attrition in the federal public service.

 348 Chapter 8

-	Starting on April 1, 2025, federal public service organizations will be required to cover a portion of increased operating costs through their existing resources.

-

Over the next four years, based on historical rates of natural attrition, the government expects the public service population to decline by approximately 5,000 full-time equivalent positions from an estimated population of roughly 368,000 as of March 31, 2024.

-	Altogether, this will achieve the remaining savings of $4.2 billion over four years, starting in 2025-26, and $1.3 billion ongoing towards the refocusing government spending target.

Canadians know how important it is to responsibly manage a budget while at the same time contending with rising costs, and they rightly expect the government to do the same. This measure will not impact the delivery of benefits to Canadians and will be implemented in a way that continues to support regional representation and a diverse public service workforce.

Going forward, the government will continue to review spending across departments and on key initiatives to ensure the government operates effectively and efficiently for Canadians. Ongoing reviews of government spending and programming are an important component of managing public finances in a prudent and responsible manner.

Strengthening Integrity in the Public Service

The government is taking action to enforce and uphold the highest standards of procurement to ensure sound stewardship of public funds. This work is critical to ensuring Canadians trust that federal institutions are efficient and effective. As part of this work, the government has recently implemented additional robust standards to strengthen oversight and hold public servants to the highest of ethical standards.

On March 20, 2024, the Minister of Public Services and Procurement and the President of the Treasury Board announced a series of new actions to strengthen the government’s procurement and conflict of interest regimes:

✓

Releasing, last month, updated procurement guidance for managers to reinforce the prudent use of public funds, including examining human resources and staffing strategies before procuring professional services, strict evaluation criteria when a supplier is selected, clear due diligence protocols to ensure no conflict of interest, and ensuring all contractual obligations are upheld by third-party vendors;

Tax Fairness for Every Generation 349

✓

Launching, earlier this month, government-wide audits to ensure governance, decision-making, and controls associated with professional service contracts, including IT, uphold the highest ethical standards, with audit results expected by December 2024;

✓

Launching, in the coming months, a new Risk and Compliance Process to ensure government-wide trends, risks, and departmental performance meet the highest standards, and take corrective actions wherever necessary, as soon as possible;

✓

Bringing forward, in the next month, strengthened accountability guidelines for managers when procuring professional services, including robust validation that a potential contractor is the optimal approach to meet operational requirements; and,

✓	Committing to publishing more detailed contracting information on the Open Data portal in a clear, accurate, and more user-friendly manner.

These actions will ensure transparency in contracting and leverage data analytics to identify and immediately take action to resolve any potential anomalies in billing. These changes will also ensure that public servants clearly understand and abide by their responsibilities with respect to engaging in outside employment.

Government Procurement to Boost Innovation

Public procurement can be a tool to drive innovation and support Canadian businesses bringing new, cutting-edge solutions to market. Federal purchasing power can and should be leveraged to better support small businesses and innovators to grow the economy and create more good jobs for Canadians.

Budget 2024 announces the government’s intention to propose legislated procurement targets for small- and medium-sized businesses and innovative firms. The government will consult with industry stakeholders, and innovation organizations, as well as evaluate international best practices in developing a proposal.

A proposal for targets will be outlined in the 2024 Fall Economic Statement.

Strengthening Cyber Security

Cyber security is more important than ever as Canadians increasingly interact with and receive benefits from the government via digital services. The government is strengthening its tools to maintain digital services, protect Canadians’ information, and improve the resilience of federal agencies in the face of emerging cyber threats.

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Budget 2024 proposes to provide $11.1 million over five years, starting in 2024-25, to the Treasury Board of Canada Secretariat to implement a whole-of-government cyber security strategy. This will help ensure the government is best equipped to combat cyber threats, and quickly and effectively resolve any vulnerabilities across digital government services.

Budget 2024 also proposes to provide $27 million over five years, starting in 2024-25, and $2.3 million ongoing to the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) to enhance its cyber resiliency and ensure the implementation of additional data security safeguards over the long-term.

To ensure a common understanding of cyber security best practices and identify areas for priority action to build cyber resiliency, the government also proposes to launch a data governance review of federal financial sector agencies, to be led by the Department of Finance Canada.

Deposit Insurance Review

The federal deposit insurance framework protects the stability of the financial system in Canada by protecting Canadians’ savings and ensuring access to financial services in the unlikely event of a bank failure.

Maintaining the effectiveness of the deposit insurance framework requires ongoing assessment to adapt to the evolving financial system and marketplace.

To uphold Canada’s robust deposit insurance framework and protect Canadians’ savings, Budget 2024 announces the government’s intention to undertake a review of the federal deposit insurance framework, starting in 2024.

This work will be led by the Department of Finance Canada, in collaboration with the Canada Deposit Insurance Corporation and other financial sector agencies. The government will hold consultations later in 2024 and explore what changes to the depositor protection framework, if any, are necessary to best support the evolving needs of Canadians and uphold financial stability.

Predictable Capital Funding for Federal Assets

Federal real property and information technology systems are integral to everything the government does, from delivering programs and services to Canadians, to supporting the economy and communities, and realizing broader government objectives of accessibility and reducing emissions. Predictable capital funding for Public Services and Procurement Canada to manage these assets provides long-term value and better enables the government to serve Canadians.

Tax Fairness for Every Generation 351

Budget 2024 proposes to provide $6.7 billion over 20 years, starting in 2024-25, to Public Services and Procurement Canada in support of managing its portfolio of assets.

-

This includes support for Laboratories Canada facility upgrades, the rehabilitation of the Alaska Highway, continuing restorations within the Parliamentary Precinct, modernizing the Receiver General information technology systems that make over 300 million payments to Canadians each year, and advancing the necessary rehabilitation of the Supreme Court of Canada building.

Asylum System Stability and Integrity

Around the world, the number of people displaced by political instability, conflict, poverty, and climate change continues to rise. According to the UN Refugee Agency, in 2022, the worldwide number of new individual asylum applications increased by 83 per cent compared to 2021. Canada is not immune to these dynamics, and more than ever before, people come to Canada in search of safety and stability.

Canada’s asylum system, including the processes and rules guiding the work of the border officers, immigration officials, and members of the Immigration and Refugee Board who process, investigate, and adjudicate asylum claims, has struggled to keep up with the unprecedented number of asylum claims. This has resulted in longer periods of uncertainty for those in legitimate need of protection and delayed removals of those with denied claims.

To uphold the integrity and fairness of the asylum system:

Budget 2024 proposes to provide Immigration, Refugees and Citizenship Canada, the Canada Border Services Agency, and the Immigration and Refugee Board with $743.5 million over five years, starting in 2024-25, with $0.9 million in remaining amortization, and $159.5 million ongoing, to support the stability and integrity of Canada’s asylum system. Of this amount, $72 million over two years, starting in 2027-28, and $36 million ongoing would be sourced from existing departmental resources.

Budget 2024 also proposes to introduce changes to the Immigration and Refugee Protection Act to simplify and streamline the claims process in support of faster decisions and quicker removals.

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Chapter 8

Tax Fairness for Every Generation

millions of dollars

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total

8.1. Tax Fairness	0	-6,715	-3,015	-5	-3,285	-4,670	-17,690
Improving Tax Fairness	0	-6,900	-3,370	-375	-3,660	-5,050	-19,355
A Tax Break for Entrepreneurs	0	185	355	370	375	380	1,665

8.2. Modernizing Canada’s Tax System and Better Services for Canadians	0	6	-153	-263	-252	-185	-847
Automatic Tax Filing for Low-Income Canadians[1]	0	10	11	11	11	11	54
Reducing CRA Call Centre Wait Times	0	249	87	0	0	0	336
A Single Sign-In Portal for Government Services	0	6	7	8	2	2	25
Expanding Tax Transparency to Crypto-Assets[1]	0	6	6	11	15	12	52
Toward a Healthier, Nicotine-Free Generation	0	-325	-350	-340	-330	-320	-1,665
Improving Benefit Delivery[2]	0	60	87	51	53	113	364
Less: Funds From CPP Account	0	-2	-5	-7	-7	-7	-27
Canada Child Benefit for Grieving Families	0	1	3	3	4	4	15

8.3. Effective, Efficient Government	0	141	336	176	237	188	1,077
Strengthening Cyber Security	0	14	14	15	3	3	49
Less: Funds Sourced from Existing Departmental Resources	0	-1	-1	-1	0	0	-3
Less: Costs to be Recovered	0	0	-4	-2	-1	-1	-8
Predictable Capital Funding for Federal Assets	0	44	114	23	120	66	368
Asylum System Stability and Integrity	0	83	213	142	150	156	743
Less: Funds Sourced from Existing Departmental Resources	0	0	0	0	-36	-36	-72

Additional Investments – Tax Fairness for Every Generation	35	77	-162	-179	-220	-238	-687
Manipulating Bankrupt Status	0	-85	-85	-85	-85	-85	-425

Tax Fairness for Every Generation 353

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total

Budget 2024 announces the government’s intention to amend the Income Tax Act to address planning that involves the manipulation of the bankrupt status of an insolvent corporation as outlined in “Tax Measures: Supplementary Information”.

CRA Funding to Administer Previously Announced Measures	0	19	18	17	14	14	81

Funding proposed for the CRA and the CBSA to administer previously announced tax and other measures including the changes to the disbursement quota for charities, the federal fuel charge in the four Atlantic provinces, the vaping excise duty framework, and the short-term rentals measure.

Changes to the Alternative Minimum Tax Reform	35	131	122	113	113	108	622

Budget 2024 announces the government’s intention to revise the Budget 2023 Alternative Minimum Tax proposal as outlined in “Tax Measures: Supplementary Information”.

Improving Ability to Address Aggressive Tax Planning Schemes	0	3	4	4	4	4	18

Less: Projected Tax Revenue	0	-100	-100	-100	-100	-100	-500

Funding proposed for FIN to improve the integrity of the tax system. The resulting increase in development of tax legislation is estimated to provide additional federal revenues for the fiscal framework totaling $500 million over five years.

Enhancing the Security Posture of the Privy Council Office	0	8	9	9	9	5	40

Funding proposed for PCO to enhance physical and cyber security and expand access to secure communication technologies for senior leaders in the government.

Public Service Occupational Health	0	8	8	8	0	0	23

Funding proposed for HC for the Public Service Occupational Health Program to ensure federal organizations meet occupational health obligations under the Canada Labour Code.

Expediting Access to Information	0	22	28	28	3	3	84

Funding proposed for TBS and LAC to maintain the Access to Information and Privacy regime.

Investing in Operating the Canadian Coast Guard Fleet of the Future	0	49	78	86	92	93	397

Funding proposed for DFO to ensure the Canadian Coast Guard has the necessary training capacity, seagoing crew, support staff, and provisions to operate its future marine vessel fleet.

Government Human Resources and Pay Strategy	0	135	0	0	0	0	135

Funding proposed for PSPC and TBS to improve public service human resources and pay systems, including continuing work on a potential next generation pay solution.

An Accessible, Diverse, Equitable and Inclusive Federal Public Service	0	8	7	1	1	1	17

Less: Funds Sourced from Existing Departmental Resources	0	-1	0	0	0	0	-1

 354 Chapter 8

	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	Total

Funding proposed for TBS and PSC to support the Office of Public Service Accessibility, the Federal Internship Program for Canadians with Disabilities, and improve recruitment and assessment processes for persons with disabilities.

Support for the Office of the Public Sector Integrity Commissioner	0	1	1	1	1	1	5

Less: Funds Sourced from Existing Departmental Resources	0	0	0	0	0	0	-1

Funding proposed for the OPSIC to continue to deliver on its mandate of investigating disclosures and complaints under the federal government worker whistleblower regime.

Employment Insurance Revenues for Measures Included in Budget 2024	0	-119	-250	-261	-271	-281	-1,182

Includes Employment Insurance revenue for Extending Temporary Support for Seasonal Workers in section 4.2, Improving Benefit Delivery in section 8.2, and Employment and Social Development Canada Rent Price Adjustment in Table A1.16.

Chapter 8 - Net Fiscal Impact	35	-6,492	-2,995	-271	-3,520	-4,905	-18,147

Note: Numbers may not add due to rounding. A glossary of abbreviations used in this table can be found at the end of Annex 1.

[1] Administrative costs for the Canada Revenue Agency.

[2] Measure partially reimbursed by increased Employment Insurance premiums.

Tax Fairness for Every Generation 355

Annex 1

Details of Economic and Fiscal Projections

Economic Projections

The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994. This helps ensure objectivity and transparency, and introduces an element of independence into the government’s economic and fiscal forecast. The economic forecast presented in this section is based on a survey conducted in March 2024.

The March survey includes the views of 12 private sector economists:

–	BMO Capital Markets;

–	Caisse de dépôt et placement du Québec;

–	CIBC World Markets;

–	The Conference Board of Canada;

–	Desjardins;

–	Industrial Alliance Insurance and Financial Services Inc.;

–	Laurentian Bank Securities;

–	National Bank Financial Markets;

–	Royal Bank of Canada;

–	Scotiabank;

–	TD Bank Financial Group; and,

–	The University of Toronto (Policy and Economic Analysis Program).

The macroeconomic inputs of the March 2024 survey provide a reasonable basis for fiscal planning. To facilitate prudent economic and fiscal planning, the Department of Finance Canada has developed two scenarios that consider faster or slower growth tracks relative to the March survey (see below for details).

Overall, private sector economists have revised up their near-term growth outlook in the March 2024 survey compared to the 2023 Fall Economic Statement (FES 2023) outlook, but they revised down their growth outlook in 2025 and in the outer years (Table A1.1). Canada is expected to see moderate below-potential growth over the next few quarters weighed down by the effects of past interest rate increases, followed by a gradual recovery towards higher growth. Real gross domestic product (GDP) growth is projected to slow from 1.1 per cent in 2023 to 0.7 per cent in 2024, before rebounding to 1.9 per cent in 2025 (previously 0.5 per cent and 2.2 per cent, respectively). This revised outlook will leave the level of real GDP 0.2 per cent below the FES 2023 outlook by the end of 2025.

Details of Economic and Fiscal Projections 357

Comparisons of the March survey average to real GDP growth forecasts from other institutions can be found in Table A1.2.

As the economy slows, the unemployment rate is expected to rise to 6.5 per cent in the fourth quarter of 2024, remaining historically low and far below the peaks experienced during recessions. Amid ongoing solid population growth, this adjustment is expected to largely reflect a slower pace of hiring, rather than a large rise in layoffs. The unemployment rate is anticipated to settle at an average of 6.3 per cent in 2025 and continue to gradually decline to 5.7 per cent by 2028, similar to the FES 2023 projection.

Private sector economists expect Consumer Price Index (CPI) inflation to continue to ease and reach about 2 per cent, within the Bank of Canada’s target range, at the end of this year. On an annual basis, CPI inflation is expected to decline from 3.9 per cent in 2023 to 2.5 per cent in 2024 and to normalize to around 2 per cent over the remainder of the forecast horizon, the same as in FES 2023.

Short-term interest rates are expected to decline from an average of 4.8 per cent in 2023 to 4.5 per cent in 2024 and to 3.1 per cent in 2025, about 20 basis points higher in each year compared to FES 2023, before settling at 2.7 per cent over the last three years of the forecast horizon. Long-term interest rates are expected to average 3.3 per cent over the forecast horizon, an upward revision of about 10 basis points on average per year compared to the FES 2023 projection.

In the March survey, private sector economists expect crude oil prices to remain stable and average US$78 per barrel over the forecast horizon, very similar to the FES 2023 projection.

GDP inflation in the second half of last year came in significantly stronger than expected in FES 2023. As a result, GDP inflation averaged 1.6 per cent for the year as a whole, compared to 1.0 per cent expected in FES 2023. As well, private sector economists have revised up their outlook for 2024 to 3.0 per cent from 2.0 per cent in FES 2023. In the outer years, GDP inflation is expected to be slightly lower than the FES 2023 projection by about 0.1 percentage points on average per year.

Reflecting higher-than-expected GDP inflation last year and upward revisions to the GDP inflation outlook for 2024, the level of nominal GDP (the broadest measure of the tax base) is higher than the FES 2023 projection by $18 billion in 2023 and $56 billion in 2024. However, because of slower real GDP growth and GDP inflation in the outer years, the nominal GDP level difference with FES 2023 gradually declines over the last four years of the forecast horizon to average $39 billion per year over that period.

 358 Annex 1

Table A1.1

Average Private Sector Forecasts

Per cent, unless otherwise indicated

	2023	2024	2025	2026	2027	2028	2023- 2028
Real GDP growth[1]
2023 Fall Economic Statement	1.1	0.5	2.2	2.4	2.2	2.0	1.7
Budget 2024	1.1	0.7	1.9	2.2	2.1	2.0	1.7
GDP inflation[1]
2023 Fall Economic Statement	1.0	2.0	2.0	2.1	2.1	2.1	1.9
Budget 2024	1.6	3.0	1.9	2.0	2.0	2.0	2.1
Nominal GDP growth[1]
2023 Fall Economic Statement	2.1	2.5	4.3	4.5	4.3	4.2	3.6
Budget 2024	2.7	3.8	3.9	4.2	4.2	4.0	3.8
Nominal GDP level (billions of dollars)[1]
2023 Fall Economic Statement	2,871	2,942	3,067	3,207	3,346	3,486
Budget 2024	2,889	2,998	3,115	3,246	3,382	3,518
Difference between FES 2023 and Budget 2024	18	56	47	39	36	32	38
3-month treasury bill rate
2023 Fall Economic Statement	4.8	4.3	2.9	2.7	2.6	2.6	3.3
Budget 2024	4.8	4.5	3.1	2.7	2.7	2.7	3.4
10-year government bond rate
2023 Fall Economic Statement	3.3	3.3	3.1	3.2	3.2	3.3	3.2
Budget 2024	3.3	3.3	3.2	3.3	3.3	3.4	3.3
Exchange rate (US cents/C$)
2023 Fall Economic Statement	74.3	75.2	77.4	78.6	78.7	79.1	77.2
Budget 2024	74.1	74.4	76.4	77.6	78.0	78.5	76.5
Unemployment rate
2023 Fall Economic Statement	5.4	6.4	6.2	5.9	5.8	5.7	5.9
Budget 2024	5.4	6.3	6.3	6.0	5.8	5.7	5.9
Consumer Price Index inflation
2023 Fall Economic Statement	3.8	2.5	2.1	2.1	2.1	2.1	2.4
Budget 2024	3.9	2.5	2.1	2.1	2.0	2.0	2.4
U.S. real GDP growth
2023 Fall Economic Statement	2.1	0.7	1.9	2.0	1.9	1.8	1.8
Budget 2024	2.5	2.2	1.6	2.0	1.9	1.9	2.0
West Texas Intermediate crude oil price ($US per barrel)
2023 Fall Economic Statement	77	78	77	77	77	79	78
Budget 2024	78	78	78	78	78	78	78

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

[1]	Previously published figures have been restated to reflect the historical revisions in the Canadian System of National Accounts.

Sources: Statistics Canada; for the 2023 Fall Economic Statement, Department of Finance Canada September 2023 survey of private sector economists; for Budget 2024, Department of Finance Canada March 2024 survey of private sector economists.

Details of Economic and Fiscal Projections 359

Table A1.2

Comparison of Real GDP Growth Forecasts

Per cent

	2023	2024	2025	2026	2027	2028
Budget 2024	1.1	0.7	1.9	2.2	2.1	2.0
Organisation for Economic Co-operation and Development (OECD)	1.1	0.9	1.9	..	..	..
Parliamentary Budget Officer (PBO)	1.1	0.8	2.4	2.2	2.1	2.0
International Monetary Fund (IMF)	1.1	1.4	2.3	..	..	..
Bank of Canada	1.1	1.5	2.2	1.9	..	..

Sources: Statistics Canada; for Budget 2024, see Table A1.1; OECD Interim Economic Outlook – February 2024; PBO, Economic and Fiscal Outlook – March 2024; IMF, World Economic Outlook Update – January 2024; Bank of Canada, Monetary Policy Report – April 2024.

Changes to Fiscal Projections Since FES 2023

The fiscal outlook presented in this budget is based on the economic projections provided by the March 2024 survey of private sector economists. The tables that follow present changes to the fiscal outlook since FES 2023, including the impact of government policy actions taken since FES 2023, measures in this budget, and year-to-date financial results.

 360 Annex 1

Changes to the Fiscal Outlook Since FES 2023

Table A1.3

Economic and Fiscal Developments, Policy Actions and Measures

billions of dollars

	Projection
	2023–	2024–	2025–	2026–	2027–	2028–
	2024	2025	2026	2027	2028	2029

Budgetary balance - 2023 Fall Economic Statement (FES 2023)	-40.0	-38.4	-38.3	-27.1	-23.8	-18.4

Economic and fiscal developments since FES 2023	3.4	3.9	6.9	6.5	4.1	4.3

Budgetary balance before policy actions and measures	-36.7	-34.5	-31.3	-20.6	-19.7	-14.1

Policy actions since FES 2023	-3.3	-0.3	0.3	0.3	-0.9	-0.7

Budget 2024 measures (by chapter)

1. More Affordable Homes	0.0	-1.0	-1.6	-2.0	-2.1	-1.9

2. Lifting Up Every Generation	0.0	-1.4	-2.0	-2.0	-2.3	-2.7

3. Lowering Everyday Costs	0.0	-0.1	0.0	0.0	0.0	0.0

4. Economic Growth for Every Generation	0.0	-2.9	-0.5	-1.7	-0.8	-1.7

5. Safer, Healthier Communities	0.0	-2.4	-1.7	-0.9	-0.7	-0.7

6. A Fair Future for Indigenous Peoples	-0.1	-3.0	-2.7	-1.6	-1.0	-0.8

7. Protecting Canadians and Defending Democracy	0.0	-0.8	-2.4	-2.5	-2.7	-2.3

8. Tax Fairness for Every Generation	0.0	6.5	3.0	0.3	3.5	4.9

Total – Policy actions since FES 2023 and Budget 2024 measures	-3.3	-5.3	-7.5	-10.1	-7.1	-5.9

Budgetary balance	-40.0	-39.8	-38.9	-30.8	-26.8	-20.0

Budgetary balance (per cent of GDP)	-1.4	-1.3	-1.2	-0.9	-0.8	-0.6

Federal debt (per cent of GDP)	42.1	41.9	41.5	40.8	40.0	39.0

Budgetary balance - upside scenario	-38.4	-33.5	-31.2	-23.2	-20.2	-13.2

Budgetary balance (per cent of GDP)	-1.3	-1.1	-1.0	-0.7	-0.6	-0.4

Federal debt (per cent of GDP)	42.0	41.2	40.5	39.6	38.7	37.6

Budgetary balance - downside scenario	-40.4	-48.0	-52.1	-39.2	-32.3	-24.1

Budgetary balance (per cent of GDP)	-1.4	-1.6	-1.7	-1.2	-1.0	-0.7

Federal debt (per cent of GDP)	42.1	42.7	43.2	42.2	41.2	40.2

Budgetary balance - FES 2023	-40.0	-38.4	-38.3	-27.1	-23.8	-18.4

Budgetary balance (per cent of GDP)	-1.4	-1.3	-1.2	-0.8	-0.7	-0.5

Federal debt (per cent of GDP)	42.4	42.7	42.2	41.2	40.2	39.1

A negative number implies a deterioration in the budgetary balance (lower revenue or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenue or lower expenses).

Details of Economic and Fiscal Projections 361

Economic and Fiscal Developments Since FES 2023

Table A1.4

Economic and Fiscal Development Since FES 2023

billions of dollars

	Projection

	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029

Economic and fiscal developments by component[1]

Change in budgetary revenues

(1.1) Income taxes	7.7	7.7	9.0	7.4	4.9	5.0

(1.2) Excise taxes and duties	-0.9	0.2	0.0	-0.1	-0.1	-0.4

(1.3) Pollution pricing proceeds to be returned to Canadians	0.0	-0.1	-0.2	-0.4	-0.5	-0.5

(1.4) Employment Insurance premiums	0.3	0.2	0.2	0.5	0.9	1.0

(1.5) Other revenues[2]	1.8	-0.1	0.0	0.3	0.1	1.2

(1) Total budgetary revenues	8.9	7.9	9.0	7.9	5.3	6.3

Change in program expenses (2.1) Major transfers to persons	-0.1	-0.4	-0.3	0.5	0.3	0.0

(2.2) Major transfers to provinces, territories and municipalities	0.2	0.1	0.0	-0.1	0.0	0.3

(2.3) Pollution pricing proceeds returned to Canadians	1.3	-0.3	-0.9	0.5	0.8	0.6

(2.4) Direct program expenses	-6.2	-1.3	0.4	-0.4	0.1	0.8

(2) Total program expenses, excluding net actuarial losses	-4.8	-1.8	-0.8	0.5	1.2	1.7

(3) Public debt charges	-0.7	-1.7	-1.6	-1.9	-2.4	-3.7

(4) Net actuarial losses (gains)	0.0	-0.4	0.2	0.1	0.0	-0.1

(5) Total economic and fiscal developments	3.4	3.9	6.9	6.5	4.1	4.3
[1]

A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

[2]	Includes Pillar One tax, Pillar Two tax, and Underused Housing Tax in this table only for presentation purposes.

Budgetary revenue projections have been revised up relative to FES 2023 by an average of $7.6 billion annually, primarily reflecting stronger personal income tax revenues. This strength has been somewhat offset by lower projected revenue in a number of streams (including non-resident income tax, excise taxes and duties, and Crown corporations revenues).

–	The outlook for income tax revenues has been revised upwards by $7.0 billion annually on average, largely reflecting stronger anticipated personal and corporate income tax revenues.
–

The outlook for excise taxes and duties has been revised down in 2023-24 owing to lower-than-expected GST receipts and customs import duties. Over the remainder of the forecast horizon, the outlook is largely unchanged.

 362 Annex 1

–

Proceeds from the federal pollution pricing framework arising from the provinces and territories within the federal backstop are estimated to be lower over the forecast horizon, reflecting Environment and Climate Change Canada modelling. Direct proceeds from the federal price on pollution will continue to be fully returned to Canadians, small- and medium-sized businesses, farmers, and Indigenous governments in the provinces where they are collected, as the program is revenue neutral for the federal government. In addition, Output-Based Pricing System (OBPS) proceeds are returned either to provincial and territorial governments or via the OBPS Proceeds Fund. Direct proceeds from the price on pollution collected in Yukon and Nunavut are returned to the respective territorial governments.

–

Employment Insurance premium revenues are projected to be higher in 2023-24 due to higher-than-expected year-to-date receipts, while stronger labour market and wage projections are expected to bring revenue estimates up over the forecast horizon.

–

Other revenues have been revised up in 2023-24, due to an increase in interest and penalty revenue on tax debt. Lower projected net income from enterprise Crown corporations contributes to downward revisions in the near term, but these declines level off and contribute to higher expected revenues in 2027-28 and onwards. Throughout the forecast horizon, higher expected other program and net foreign exchange revenues contribute to upward revisions.

The outlook for program expenses has been revised up in early years of the forecast relative to FES 2023, reflecting higher direct program expenses and major transfers to persons. Program expenses are down in the outer years, reflecting lower major transfers, lower pollution pricing proceeds returned to Canadians, and slightly lower direct program expenses.

–

Reflecting year-to-date results, major transfers to persons are slightly higher in 2023-24, including higher elderly benefits, Employment Insurance benefits, and Canada Child Benefit payments, offset in part by an increase in expected recoveries from benefit overpayments for emergency COVID 19 income supports, relative to FES 2023. Over the remainder of the forecast horizon, Employment Insurance benefits are higher resulting from higher wage growth and unemployment rate projections, and Canada Child Benefit payments are slightly higher owing to the carry forward of in-year results. Elderly benefits are projected to be lower, owing to revisions to the projected number of beneficiaries.

Details of Economic and Fiscal Projections 363

–

Projected major transfers to provinces, territories, and municipalities have decreased slightly across the horizon due to near-term changes in the economic outlook, which result in downward revisions to Territorial Formula Financing and higher projected recoveries with respect to the Quebec Abatement. The declines are partially offset by an increase in projected Equalization payments, which are indexed to nominal GDP growth.

–

Pollution pricing proceeds returned to Canadians are lower in most years, reflecting lower proceeds as discussed above, as well as revised timing of returning pollution pricing proceeds to small-and medium-sized businesses and Indigenous governments in the jurisdiction where they are generated. Over 90 per cent of proceeds are returned directly to Canadians through the Canada Carbon Rebate.

–

The outlook for direct program expenses has been revised up in 2023-24, relative to the FES 2023 forecast. Higher expenses in 2023-24 reflect revised provisions for contingent liabilities and allowances, higher anticipated offshore oil and gas royalties returned to provinces, and higher refundable tax credits. Across the horizon, higher projected refundable tax credits from higher projected corporate income are broadly offset by revised timing and spending against previously announced measures and lower public service pension and benefit service costs.

Public debt charges are expected to increase in 2023-24 relative to FES 2023 projections due to higher near-term borrowing requirements and higher short-and long-term interest rates as forecast by private sector economists. Over the remainder of the forecast horizon, higher projected short-and long-term interest rates and borrowing requirements are expected to increase public debt charges relative to FES 2023 by an average of $2 billion per year.

Net actuarial losses, which represent the amortization of changes in the value of the government’s accrued obligations for pensions and other employee future benefits and pension fund assets, are expected to be higher in 2024-25 and lower in 2025-26 and 2026-27 relative to the FES 2023 forecast, reflecting updated projections of long-term interest rates.

 364 Annex 1

Summary Statement of Transactions

Table A1.5

Summary Statement of Transactions

billions of dollars

		Projection

	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029

Budgetary revenues	447.8	465.1	497.8	514.6	535.7	561.4	586.3

Program expenses, excluding net actuarial losses	438.6	450.3	480.5	496.3	509.6	526.3	544.4

Public debt charges	35.0	47.2	54.1	54.9	57.0	60.9	64.3

Total expenses, excluding net actuarial losses	473.5	497.5	534.6	551.1	566.6	587.2	608.7

Budgetary balance before net actuarial losses	-25.7	-32.5	-36.8	-36.5	-30.8	-25.8	-22.4

Net actuarial losses	-9.6	-7.6	-3.1	-2.4	0.1	-1.0	2.4

Budget 2024 budgetary balance	-35.3	-40.0	-39.8	-38.9	-30.8	-26.8	-20.0

Financial Position

Total liabilities	1,925.0	2,004.5	2,091.3	2,200.0	2,298.0	2,400.1	2,491.4

Financial assets	642.3	676.6	719.1	783.9	844.8	915.0	978.5

Net debt	1,282.8	1,327.8	1,372.2	1,416.1	1,453.2	1,485.1	1,513.0

Non-financial assets	109.7	112.4	116.9	121.9	128.3	133.4	141.3

Federal debt[1]	1,173.0	1,215.5	1,255.3	1,294.1	1,324.9	1,351.7	1,371.7

Per cent of GDP

Budgetary revenues	15.9	16.1	16.6	16.5	16.5	16.6	16.7

Program expenses, excluding net actuarial losses	15.6	15.6	16.0	15.9	15.7	15.6	15.5

Public debt charges	1.2	1.6	1.8	1.8	1.8	1.8	1.8

Budgetary balance	-1.3	-1.4	-1.3	-1.2	-0.9	-0.8	-0.6

Federal debt	41.7	42.1	41.9	41.5	40.8	40.0	39.0

1 The projected level of federal debt for 2023-24 includes an estimate of other comprehensive losses of $1.1 billion for enterprise Crown corporations and other government business enterprises, and an estimate of $1.3 billion for net remeasurement losses on swap agreements, foreign exchange forward agreements, and other financial instruments.

2 Numbers may not add due to rounding.

Details of Economic and Fiscal Projections 365

Outlook for Budgetary Revenues

Table A1.6 provides an overview of projected budgetary revenues by major component.

Table A1.6

The Revenue Outlook

billions of dollars

		Projection

	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029

Income tax revenues

Personal income tax	207.9	222.3	232.6	242.8	251.0	263.5	275.7

Corporate income tax	93.9	83.9	90.7	89.7	90.8	95.6	98.6

Non-resident income tax	13.2	12.6	13.1	13.4	13.5	13.9	14.4

Total	315.0	318.8	336.4	345.8	355.3	373.0	388.7

Excise tax and duty revenues

Goods and Services Tax	46.0	51.5	54.1	55.3	56.8	58.8	60.8

Customs import duties	6.1	5.6	5.9	6.1	6.5	6.8	7.1

Other excise taxes/duties	12.2	12.9	13.4	13.5	13.7	13.8	13.9

Total	64.2	70.0	73.3	74.9	77.0	79.4	81.8

Other taxes	0.0	0.1	2.4	1.0	3.7	2.9	3.1

Total tax revenues	379.2	388.9	412.2	421.8	435.9	455.3	473.6

Pollution pricing proceeds to be returned to Canadians	8.0	10.4	12.7	14.9	16.7	18.9	20.7

Employment Insurance premium revenues	26.9	29.1	30.1	30.5	31.7	33.1	34.5

Other revenues

Enterprise Crown corporations	6.5	3.2	8.7	13.1	16.1	18.2	20.5

Other programs	25.9	30.3	30.6	30.2	31.1	31.7	32.8

Net foreign exchange	1.3	3.1	3.5	4.2	4.2	4.1	4.2

Total	33.6	36.6	42.8	47.5	51.4	54.1	57.4

Total budgetary revenues	447.8	465.1	497.8	514.6	535.7	561.4	586.3

Per cent of GDP

Total tax revenues	13.5	13.5	13.7	13.5	13.4	13.5	13.5

Pollution pricing proceeds to be returned to Canadians	0.3	0.4	0.4	0.5	0.5	0.6	0.6

Employment Insurance premium revenues	1.0	1.0	1.0	1.0	1.0	1.0	1.0

Other revenues	1.2	1.3	1.4	1.5	1.6	1.6	1.6

Total budgetary revenues	15.9	16.1	16.6	16.5	16.5	16.6	16.7

Note: Totals may not add due to rounding.

 366 Annex 1

Income Tax Revenues

Personal income tax revenues are projected to increase by 6.9 per cent to $222.3 billion in 2023-24, reflecting strong wage growth and year-to-date results. Strength is expected to persist into 2024-25 where personal income tax revenue is expected to grow by 4.6 per cent in part due to an increase in the capital gains inclusion rate (as outlined in Chapter 8). Over the remainder of the forecast horizon, personal income tax revenue growth is projected to average 4.3 per cent per year.

Corporate income tax revenues are forecast to decrease by 10.7 per cent, to $83.9 billion in 2023-24, due to lower year-to-date receipts relative to the previous year stemming from lower corporate profitability. These revenues are expected to rebound in 2024-25, supported by an increase in the capital gains inclusion rate for corporations (as outlined in Chapter 8) and higher projected corporate profits. It is expected that the capital gains measure would raise corporate income tax revenues by $4.9 billion in 2024-25 and by $10.6 billion over the forecast horizon. Growth in corporate income tax revenues is projected to average 3.3 per cent per year over the forecast horizon.

Income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments, are expected to decline by 4.2 per cent to $12.6 billion in 2023-24, reflecting weak year-to-date receipts. Over the remainder of the forecast horizon, growth in non-resident income tax revenues is expected to average 2.4 per cent per year.

Excise Tax and Duty Revenues

Goods and Services Tax (GST) revenues are projected to grow 12 per cent to $51.5 billion in 2023-24. The high year-over-year growth rate is attributable to the impact of the additional GST rebates paid in the previous fiscal year (2022- 23), which reduced recorded revenues that year. Over the remainder of the forecast period, GST revenues are expected to grow on average by 3 per cent per year, in line with the outlook for taxable consumption.

Customs import duties are projected to decrease by 8.3 per cent to $5.6 billion in 2023-24, due to weak year-to-date results driven by lower imports. Over the remainder of the forecast horizon, customs import duties growth is projected to average 4.7 per cent, in line with projected growth in imports.

Other excise taxes and duties are expected to increase to $12.9 billion in 2023-24, or 6 per cent, reflecting strong year-to-date revenues, particularly for luxury tax receipts and excise duties from vaping products. Other excise taxes and duties revenues are projected to grow to $13.9 billion by 2028-29.

Details of Economic and Fiscal Projections 367

Other taxes include revenues from the Underused Housing Tax announced in the 2021 Economic and Fiscal Update, from Pillar Two of the two-pillar international tax reform plan agreed by 139 members of the OECD/G20 Inclusive Framework and from the Digital Services Tax that is to apply until Pillar One comes into effect. Revenues from these taxes are projected to grow to $3.1 billion in 2028-29, primarily reflecting the projected revenues from Pillar Two. Pillar Two revenues are now projected to be $2.7 billion in 2026-27, $1.9 billion in 2027-28 and $2.1 billion in 2028-29, reflecting changes to the multilateral framework agreed since Budget 2023, and new information on implementation in other jurisdictions. Revenues from the Digital Services Tax are projected to be $2.3 billion in 2024-25 (reflecting revenues from the 2022, 2023, and 2024 taxation years) and $900 million in each of the following four years.

Proceeds from the Pollution Pricing Framework

Through the pollution pricing framework, proceeds to be returned to Canadians are forecast to grow from an estimated $10.4 billion in 2023-24 to $20.7 billion in 2028-29. The carbon price trajectory underpinning the forecast reflects annual increases of $15 per tonne, from $65 per tonne, beginning in 2023-24. Direct proceeds will continue to be fully returned in the provinces or territories where they are collected, as the framework is revenue neutral for the federal government.

Employment Insurance Premium Revenues

Employment Insurance (EI) premium revenues are projected to grow at 8.3 per cent in 2023-24 based on strong year-to-date results fueled by continued strength in the labour market. Over the forecast horizon, EI premium revenues are projected to grow at an average of 3.4 per cent, reflecting steady earnings growth and strong employment numbers (see Box A1.1 for details of the outlook for the EI Operating Account). The premium rate projection is forecast to fall to $1.62 per $100 of insurable earnings in 2025—26 cents lower than it was between 2013 and 2016 ($1.88). The EI premium rate reached its lowest levels in the last 25 years in 2020, 2021, and 2022 ($1.58). The average EI premium rate between 2016 and 2024 has been $1.65. The average premium rate for the preceding decade (2006-2015) was $1.81 (16 cents higher).

 368 Annex 1

Box A1.1 Employment Insurance Operating Account
billions of dollars

	2022-	2023-	2024-	2025-	2026-	2027-	2028-

	2023	2024	2025	2026	2027	2028	2029

EI premium revenues	26.9	29.1	30.1	30.5	31.7	33.1	34.5

EI benefits[1]	21.8	23.0	26.6	27.9	28.2	29.0	30.2

EI administration and other expenses[2]	2.8	2.8	2.5	2.1	2.1	2.1	2.2

	2022[3]	2023	2024	2025	2026	2027	(…)	2031

EI Operating Account annual balance	1.2	4.7	1.8	0.8	1.9	2.6		4.9

EI Operating Account cumulative balance[4]	-24.7	-19.9	-18.1	-17.3	-15.5	-12.9		0.5

Projected premium rate (per $100 of insurable earnings)	1.58	1.63	1.66	1.62	1.62	1.62		1.62
[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. EI benefits exclude EI-Emergency Response Benefit costs in line with the government’s commitment to credit the EI Operating Account. To date, the government has credited $26.8 billion for this purpose.

[2]	The remaining EI costs relate mainly to administration and are included in direct program expenses.
[3]	Values for 2022 are actual data. Values for 2023 and future years are a projection.
[4]

The EI Operating Account cumulative balance does not reach exactly zero at the end of the seven-year period as projected EI rates are rounded to the nearest whole cent per $100 of insurable earnings, in accordance with the Employment Insurance Act.

The Employment Insurance (EI) Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the government, and impact the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to record annual surpluses throughout the forecast to reach cumulative balance in 2031 in line with the break-even rate-setting mechanism that started with the setting of the 2017 premium rate. The actual premium rate for 2025 will be set according to this mechanism in the fall of 2024, incorporating the recommendation of the EI Commission based on projections provided by the Office of the Chief Actuary.

Details of Economic and Fiscal Projections 369

Other Revenues

Other revenues consist of three broad components: net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and net foreign exchange revenues.

–

Enterprise Crown corporation revenues are projected to be lower in 2023- 24, largely reflecting Bank of Canada net losses, as interest expense paid on deposits held by the Bank at variable interest rates has grown faster than revenues on the Bank’s fixed-rate investments in the rising interest rate environment.

–

Starting in 2024-25, growth in enterprise Crown corporation revenues largely reflects revenues generated from the Government of Canada’s purchase of Canada Mortgage Bonds (CMB) and the Bank of Canada’s expected gradual return to profitability. The government will ensure that the pace and volume of CMB purchases are appropriate for market conditions.

–

Other program revenues are affected by consolidated Crown corporation revenues, interest rates, inflation, and exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets). These revenues are projected to increase by an average of 8.6 per cent in 2023-24 and 2024-25, primarily due to an increase in interest and penalty revenue on tax debt as a result of higher interest rates. Over the remainder of the forecast horizon, other program revenue is projected to continue to grow by 2.8 per cent on average, in part reflecting returns on investments and proceeds collected from the Clean Fuel Regulations.

–

Net foreign exchange revenues, which consist mainly of returns on Canada’s official international reserves held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. Assets in the Exchange Fund Account are mainly invested in debt securities of sovereigns and their agencies. They are held to aid in the control and protection of the external value of the Canadian dollar and to provide a source of liquidity for the government, if required. These revenues are projected to increase as losses on sales of securities into a rising interest rate environment recede, a growing portion of reserves are re-invested at higher interest rates, and the projected level of reserves also grows. Towards the end of the forecast horizon, revenues reset to a slightly lower level and growth rate as a result of declining interest rates.

 370 Annex 1

Outlook for Expenses

Table A1.7

The Expense Outlook

billions of dollars

		Projection

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029
Major transfers to persons
Elderly benefits	69.4	75.9	80.6	85.3	90.0	94.9	99.9
Employment Insurance benefits	21.8	23.0	26.6	27.9	28.2	29.0	30.2
COVID-19 income support for workers	-3.5	-4.4	0.0	0.0	0.0	0.0	0.0
Canada Child Benefit	24.6	26.1	28.1	29.5	30.4	31.5	32.5
Total	112.2	120.6	135.3	142.6	148.6	155.3	162.5

Major transfers to provinces, territories, and municipalities
Canada Health Transfer	47.1	49.4	52.1	54.7	57.4	60.3	62.8
Canada Social Transfer	15.9	16.4	16.9	17.4	17.9	18.5	19.0
Equalization	21.9	24.0	25.3	26.1	27.2	28.3	29.4
Territorial Formula Financing	4.6	4.8	5.2	5.3	5.4	5.6	5.6
Health agreements with provinces and territories	1.2	4.3	4.3	4.3	4.3	3.1	2.5
Canada-wide early learning and child care	4.5	5.6	6.6	7.9	7.9	7.7	7.7
Canada Community-Building Fund	2.3	2.4	2.4	2.5	2.5	2.6	2.6
Other fiscal arrangements[1]	-6.7	-6.7	-7.2	-7.5	-7.8	-8.2	-8.6
Total	90.8	100.2	105.5	110.8	114.8	117.7	121.0
Pollution pricing proceeds returned to Canadians	7.0	9.9	14.9	15.3	17.2	19.0	20.9

Direct program expenses
Other transfer payments	98.9	88.7	101.7	103.9	105.8	109.7	112.8
Operating expenses	129.6	130.9	123.1	123.8	123.1	124.5	127.1
Total	228.5	219.6	224.7	227.6	228.9	234.2	240.0
Total program expenses, excluding net actuarial losses	438.6	450.3	480.5	496.3	509.6	526.3	544.4
Public debt charges	35.0	47.2	54.1	54.9	57.0	60.9	64.3
Total expenses, excluding net actuarial losses	473.5	497.5	534.6	551.1	566.6	587.2	608.7
Net actuarial losses (gains)	9.6	7.6	3.1	2.4	-0.1	1.0	-2.4
Total expenses Per cent of GDP	483.1	505.1	537.6	553.5	566.5	588.2	606.3
Major transfers to persons	4.0	4.2	4.5	4.6	4.6	4.6	4.6
Major transfers to provinces, territories, and municipalities	3.2	3.5	3.5	3.6	3.5	3.5	3.4
Direct program expenses	8.1	7.6	7.5	7.3	7.1	6.9	6.8
Total program expenses, excluding net actuarial losses	15.6	15.6	16.0	15.9	15.7	15.6	15.5
Total expenses	17.2	17.5	17.9	17.8	17.5	17.4	17.2

Note: Totals may not add due to rounding.

[1]

Other fiscal arrangements include the Quebec Abatement (offsetting amounts to reflect the historical transfer of tax points and resulting reduction in federal tax collected for the Youth Allowances Recovery and Alternative Payments for Standing Programs); statutory subsidies; payments under the Canada-Nova Scotia Arrangement on Offshore Revenues; payments for the transfer of Hibernia Net Profits Interest and Incidental Net Profits Interest net revenues to Newfoundland and Labrador; and Fiscal Stabilization payments.

Details of Economic and Fiscal Projections 371

Table A1.7, above, provides an overview of the projection for program expenses by major component.

Major Transfers to Persons

Major transfers to persons consist of elderly benefits, which include Old Age Security and the Guaranteed Income Supplement; Employment Insurance (EI) benefits; the Canada Child Benefit; as well as previous COVID-19 income support for workers.

Elderly benefits are projected to reach $75.9 billion in 2023-24, up 9.4 per cent. Over the forecast horizon, elderly benefits are forecast to grow by 5.6 per cent on average annually. Growth in elderly benefits is due to the increasing population of seniors and projected consumer price inflation, to which benefits are fully indexed.

EI benefits are projected to increase by 5.2 per cent to reach $23 billion in 2023-24, largely reflecting a higher projected unemployment rate in 2024. Over the remainder of the forecast horizon, EI benefits are expected to increase as a result of higher insurable earnings and a slightly higher unemployment rate, which begins to decline in 2026 in the March private sector survey forecast.

During the pandemic, the government provided support to Canadians through the Canada Emergency Response Benefit, Canada Recovery Benefits, and the Canada Worker Lockdown Benefit. These temporary programs are now closed, with forecasted amounts in 2023-24 mainly reflecting expected repayments of benefit overpayments.

Canada Child Benefit payments are projected to increase 6.5 per cent to $26.1 billion in 2023-24, largely reflecting the indexation of benefits to consumer price inflation. Payments are then expected to grow by 7.6 per cent in 2024-25 and 4.7 in 2025-26 due to an increase in the number of eligible children and indexation, before moderating to an average 3.3 per cent growth over the remainder of the forecast horizon.

Major Transfers to Provinces, Territories, and Municipalities

Major transfers to provinces, territories and municipalities include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing, health agreements with provinces and territories, Canada-wide early learning and child care, the Canada Community-Building Fund, and other fiscal arrangements.

The CHT growth guarantee of five per cent per year for five years, to be paid through annual top-ups, will see CHT support increase from $49.4 billion in 2023-24 to $62.8 billion in 2028-29.

 372 Annex 1

The CST is legislated to grow at three per cent per year from $16.4 billion in 2023-24 to $19 billion in 2028-29. Equalization payments are indexed to the three-year average of nominal GDP growth and are projected to grow 4.2 per cent annually, on average, from $24 billion in 2023-24 to $29.4 billion in 2028-29.

Territorial Formula Financing is projected to grow 2.9 per cent annually, on average, due to growth in provincial/local expenditures, which are major components of the formula.

Health agreements with provinces and territories are projected to remain at $4.3 billion per year from 2023-24 to 2026-27 reflecting $2.5 billion per year for tailored bilateral agreements, $1.2 billion per year in transfers supporting home and community care and mental health and addictions services that expire after 2026-27, and $600 million per year in transfers for long-term care that expires after 2027-28.

Canada Community-Building Fund payments, which are indexed at two per cent per year with increases applied in $100 million increments, are expected to grow from $2.4 billion in 2023-24 to $2.6 billion in 2028-29.

Canada-wide early learning and child care transfer payments are expected to increase from $5.6 billion in 2023-24 to $7.7 billion in 2028-29, which includes $625 million over four years, beginning in 2023-24, for the Early Learning and Child Care Infrastructure Fund. Investments in Canada-wide early earning and child care will create more child care spaces so more families can benefit from $10-a-day child care.

Other fiscal arrangements are projected to decrease from -$6.7 billion in 2023-24 to -$8.6 billion in 2028-29 primarily due to the Quebec Abatement. This reflects the increase in the value of the historical transfer of tax points (i.e. tax revenue) to Quebec in the 1960s and 1970s, which results in a commensurate reduction in cash transfers to the province.

Pollution Pricing Proceeds Returned to Canadians

Pollution pricing proceeds returned to Canadians, including small- and medium-sized businesses, farmers, and Indigenous governments, represent the return of all direct proceeds from the federal pollution pricing system in the jurisdiction from which they were collected. These transfers are projected to increase from $9.9 billion in 2023-24, to $20.9 billion by 2028-29, reflecting a higher price on carbon pollution.

Details of Economic and Fiscal Projections 373

Direct Program Expenses

Direct program expenses consist of other transfer payments administered by departments, and departmental operating expenses. Growth is offset in part by planned expenditure reduction actions.

Other transfer payments administered by departments are projected to increase from $88.7 billion in 2023-24 to $112.8 billion in 2028-29. Projected growth reflects recent measures with growing profiles, such as Canadian Dental Care Plan benefits, support for electric vehicle battery manufacturing, and refundable clean economy investment tax credits.

Operating expenses reflect the cost of doing business, including the cost of providing some services directly, for more than 100 government departments, agencies and Crown corporations. Operating expenses are projected to reach $130.9 billion in 2023-24, to fall to $123.1 billion in 2024-25 in part from lower projected provisions for contingent liabilities, and then to reach $127.1 billion in 2028-29. Growth over the outer years of the horizon is driven in part by: the implementation of Canada’s new defence policy Our North, Strong and Free; and employee benefits, pensions, and other compensation.

Public Debt Charges

Public debt charges are expected to increase from $47.2 billion in 2023-24 to $64.3 billion in 2028-29 due to higher effective interest rates and higher borrowing requirements. As a share of GDP, public debt charges are projected to rise to 1.8 per cent, still near historic lows, and far below the peak of 6.5 per cent of GDP in the 1990s and 2.1 per cent in 2007-08 before the financial crisis.

Net Actuarial Losses

Net actuarial losses, which represent changes in the value of the government’s obligations for pensions and other employee future benefits, are expected to decline over most years of the forecast horizon, from a projected loss of $7.6 billion in 2023-24 to a projected net gain of $2.4 billion in 2028-29, reflecting higher expected interest rates used to measure the present value of the obligations.

 374 Annex 1

Financial Source/Requirement

The financial source/requirement measures the difference between cash coming into the government and cash going out. In contrast, the budgetary balance is presented on a full accrual basis of accounting, meaning that government revenues and expenses are recorded when they are earned or incurred, regardless of when the cash is received or paid.

Table A1.8 provides a reconciliation of the two measures, starting with the budgetary balance. Non-budgetary transactions shown in the table reflect the reversal of certain revenues and expenses included in the budgetary balance that have no impact on cash flows in the year, such as the amortization of non- financial assets. They also include the addition of changes in asset and liability balances that have no accrual impact in a year but do result in the inflow or outflow of cash, such as the payment of accounts payable. An increase in a liability or decrease in an asset represents a financial source, whereas a decrease in a liability or increase in an asset represents a financial requirement. The sum of the budgetary balance and changes in asset and liability balances reflected under non-budgetary transactions is equal to the government’s net source of (+), or requirement for (-), cash.

Details of Economic and Fiscal Projections 375

Table A1.8

The Budgetary Balance, Non-Budgetary Transactions, and Financial

Source/Requirement

billions of dollars

		Projection

	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028	2028– 2029
Budgetary balance	-35.3	-40.0	-39.8	-38.9	-30.8	-26.8	-20.0
Non-budgetary transactions
Pensions and other accounts	12.8	10.5	6.1	4.8	1.9	2.5	-1.5
Non-financial assets	-5.0	-2.6	-4.5	-5.0	-6.4	-5.1	-7.9
Loans, investments, and advances Enterprise Crown corporations	-5.7	-15.5	-42.0	-48.9	-51.2	-51.2	-46.4
Other	1.2	13.1	-6.0	-5.8	-0.4	-6.5	-4.4
Total	-4.5	-2.4	-48.0	-54.6	-51.6	-57.6	-50.9
Other transactions
Accounts payable, receivable, accruals, and allowances	-18.4	-44.2	-10.0	-7.0	-7.1	-8.9	-9.1
Foreign exchange activities and derivatives	-15.8	-10.7	-6.1	-5.9	-5.2	-5.1	-5.1
Total	-34.2	-54.9	-16.1	-12.9	-12.3	-14.0	-14.2
Total non-budgetary transactions	-30.8	-49.4	-62.6	-67.8	-68.4	-74.3	-74.5
Financial source (requirement)	-66.2	-89.4	-102.4	-106.7	-99.1	-101.0	-94.5

As shown in Table A1.8, a financial requirement is projected in each year over the forecast horizon, reflecting financial requirements associated with the projected budgetary deficits, as well as forecast requirements from non-budgetary activities.

A financial source is projected for pensions and other accounts for most years over the forecast horizon. Pensions and other accounts include the activities of the Government of Canada’s employee pension plans and those of federally appointed judges and Members of Parliament, as well as a variety of other employee future benefit plans, such as health care and dental plans, and disability and other benefits for veterans and others. A financial source for pensions and other accounts reflects the difference between non-cash pension and benefit expenses recorded as part of the budgetary balance to reflect the value of benefits earned by employees during a fiscal year and the annual cash outflows for benefit payments.

 376 Annex 1

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. Financial requirements are projected in each year over the forecast horizon, reflecting forecast net growth in non-financial assets.

Loans, investments, and advances include the government’s investments in enterprise Crown corporations, including Canada Mortgage and Housing Corporation (CMHC), Export Development Canada, the Business Development Bank of Canada, and Farm Credit Canada, as well as purchases of Canada Mortgage Bonds issued by CMHC. They also include loans, investments, and advances to national and provincial governments and international organizations, and under government programs, including the Canada Emergency Business Account (CEBA).

During the pandemic, CEBA provided $49 billion in interest-free, partially forgivable loans of up to $60,000 to nearly 900,000 small businesses and not-for-profit organizations. In September 2023, the government announced a further extension in deadlines and flexibilities for CEBA loan repayments, including extending the term loan repayment deadline another year to December 31, 2026. Small businesses and not-for-profits unable to secure refinancing or generate enough cash flow to repay their loans now have access to a low-interest loan of up to $60,000, for an additional year. These changes also apply to CEBA-equivalent lending through the Regional Relief and Recovery Fund.

The projected financial source for other loans, investments, and advances in 2023-24 is due to repayments of CEBA loans, reflecting the January 18, 2024, forgiveness repayment date.

In general, loans, investments, and advances are expected to generate additional revenues for the government in the form of interest or additional net profits of enterprise Crown corporations, which partly offset debt charges associated with these borrowing requirements. These revenues are reflected in the budgetary balance projections.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities and derivatives. Projected cash requirements over the forecast horizon mainly reflect changes in accounts payable and accounts receivable and forecast increases in the government’s official international reserves held in the Exchange Fund Account.

Details of Economic and Fiscal Projections 377

Economic Scenarios Analysis

As discussed in the Economic Overview, the macroeconomic inputs of the March 2024 survey continue to provide a reasonable basis for fiscal planning. However, to facilitate prudent economic and fiscal planning, and in light of continued global uncertainty and heightened geopolitical tensions, the Department of Finance has developed two scenarios that consider faster or slower growth tracks relative to the March survey (Table A1.9).

Downside Scenario

The downside scenario sees a shallow recession in Canada. Various headwinds such as structural imbalances in housing markets and spillovers from geopolitical tensions keep inflation and interest rates elevated for longer than expected, with adverse effects on confidence and consumer activity. At the same time, the U.S. also sees persistent inflation, higher interest rates, and subsequently slower growth. Along with a weaker economic recovery in China, this contributes to slower global growth and lower commodity prices. All these factors result in real GDP in Canada contracting by 0.7 per cent from peak to trough, compared to a period of moderate below-potential growth expected in the survey.

–	CPI inflation is 0.5 percentage points above the March survey, on average, in 2024 and 2025. CPI inflation stays around 3 per cent until the end of 2024 and reaches about 2 per cent in 2026.

–

In response to higher CPI inflation, short-term interest rates remain elevated throughout 2024, with the first rate cut in the first quarter of next year—two quarters later than in the survey. Overall, short-term interest rates are up by 0.8 percentage points, on average, in 2024 and 2025.

–

As a result of higher interest rates, tighter financial conditions, and weaker global activity, the Canadian economy sees a mild recession in 2024. Real GDP contracts by 0.7 per cent from peak to trough, significantly less than in the 2008-09 recession (-4.4 per cent). On an annual basis, real GDP growth is negative in 2024 and slower than the survey in 2025, before picking up in 2026 and 2027.

–

Consistent with weaker economic activity, the unemployment rate rises to a peak of 7.0 per cent in the last quarter of 2024 and is 0.6 percentage points higher than the survey, on average, in 2025. This is significantly less than in the 2008-09 recession (8.7 per cent).

 378 Annex 1

–

Despite higher CPI inflation, GDP inflation is lower than in the survey due to lower commodity prices. Crude oil prices decline from US$78 per barrel in 2023 to US$71 per barrel in 2024 and US$66 per barrel in 2025 (down from US$78 per barrel in the survey) and gradually converge close to the survey outlook by 2028.

–	Together, slower real GDP growth and lower GDP inflation reduce the level of nominal GDP by $34 billion, on average per year, compared to the survey.

Upside Scenario

In the upside scenario, the Canadian economy sees faster economic growth than in the survey. A more resilient U.S. economy—underpinned by strong balance sheets for households and firms and recent supply-side improvements in productivity—benefits the Canadian economy through higher export demand and improved global commodity prices. Despite more economic resilience, inflation slows roughly as expected in the survey, both in Canada and globally, amid falling input costs. These developments result in economic growth picking up faster than expected in the second half of 2024. The improved global outlook, alongside extended crude oil production cuts by OPEC+, leave oil prices above the survey.

–

As a result of spillover effects from a stronger U.S. economy, the Canadian economy expands at a pace close to potential over the course of 2024 rather than the moderate growth expected in the March survey. On an annual basis, real GDP growth is 1.4 per cent in 2024 (up 0.7 percentage points from the March survey) and 2.2 per cent in 2025 (up 0.3 percentage points).

–

With a stronger economy, the unemployment rate rises by less than expected, reaching a peak of 6.2 per cent in the third quarter of 2024 (compared to 6.5 per cent in the March survey) and averaging 0.4 percentage points below the survey in 2025.

–

Despite a similar pace of CPI inflation, GDP inflation is higher than in the survey as stronger global activity results in higher commodity prices. After averaging US$78 per barrel in 2023, WTI crude oil prices average US$83 per barrel in 2024 and US$87 per barrel in 2025 (up from US$78 per barrel in the survey) and remain US$8 per barrel above the survey on average per year over the rest of the forecast horizon.

–	Together, faster real GDP growth and higher GDP inflation raise the level of nominal GDP by $34 billion, on average per year, compared to the survey.

Details of Economic and Fiscal Projections 379

Table A1.9

Department of Finance Economic Scenarios

Per cent, unless otherwise indicated

	2024	2025	2026	2027	2028	2024- 2028

Real GDP growth
Budget 2024	0.7	1.9	2.2	2.1	2.0	1.8
Downside Scenario	-0.1	1.2	2.8	2.6	2.1	1.7
Upside Scenario	1.4	2.2	2.1	1.9	1.9	1.9

GDP inflation
Budget 2024	3.0	1.9	2.0	2.0	2.0	2.2
Downside Scenario	2.6	1.8	2.5	2.2	2.1	2.2
Upside Scenario	3.4	2.0	1.9	2.0	1.9	2.2

Nominal GDP growth
Budget 2024	3.8	3.9	4.2	4.2	4.0	4.0
Downside Scenario	2.4	3.0	5.3	4.9	4.3	4.0
Upside Scenario	4.8	4.3	4.1	3.9	3.9	4.2

Nominal GDP level (billions of dollars)
Budget 2024	2,998	3,115	3,246	3,382	3,518
Downside Scenario	2,959	3,047	3,209	3,366	3,510
Upside Scenario	3,027	3,157	3,286	3,414	3,547
Difference between Budget 2024 and Downside Scenario	-39	-68	-37	-16	-8	-34
Difference between Budget 2024 and Upside Scenario	29	42	40	32	28	34

3-month treasury bill rate
Budget 2024	4.5	3.1	2.7	2.7	2.7	3.1
Downside Scenario	5.0	4.2	3.1	2.8	2.7	3.6
Upside Scenario	4.3	2.9	2.7	2.7	2.7	3.1

Unemployment rate
Budget 2024	6.3	6.3	6.0	5.8	5.7	6.0
Downside Scenario	6.5	6.9	6.4	6.0	5.9	6.3
Upside Scenario	6.1	5.9	5.7	5.6	5.5	5.8

Consumer Price Index inflation
Budget 2024	2.5	2.1	2.1	2.0	2.0	2.1
Downside Scenario	3.0	2.6	2.1	2.0	2.0	2.4
Upside Scenario	2.4	1.9	2.0	2.0	2.0	2.1

West Texas Intermediate crude oil price ($US per barrel)
Budget 2024	78	78	78	78	78	78
Downside Scenario	71	66	72	75	77	72
Upside Scenario	83	87	87	85	84	85

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

Sources: Statistics Canada; Department of Finance Canada March 2024 survey of private sector economists; Department of Finance Canada calculations.

 380 Annex 1

Fiscal Impacts of Economic Scenarios

The potential impact of the two economic scenarios on projected federal deficit and debt-to-GDP ratios are depicted in Chart A1.1 below.

Downside Scenario Fiscal Impact

In the downside scenario, the deficit would increase by $7.9 billion annually on average over the planning horizon. The weakened outlook for nominal GDP would entail somewhat weaker revenues (down on average by $3.8 billion annually), while higher unemployment and CPI inflation lead to higher costs of benefits programs, the main drivers of higher program expenses (up on average by about $1.9 billion annually), and higher interest rates result in higher public debt charges (up by about $2.5 billion on average).

As a result of higher deficits and weaker nominal GDP growth, the federal debt-to-GDP ratio would be expected to rise to 43.2 per cent by 2025-26, before declining to 40.2 per cent by 2028-29.

Details of Economic and Fiscal Projections 381

Upside Scenario Fiscal Impact

In the upside scenario, the deficit would improve by an average of $7.0 billion per year. Stronger nominal GDP growth results in higher income tax revenues and the improved outlook for consumption would bring in higher projected GST revenues. Overall, revenues are projected to be $4.5 billion higher annually, on average, in this scenario. On the expense side, the lower projected CPI inflation and unemployment means lower expenses for CPI-indexed programs and Employment Insurance benefits, bringing program expenses down by $0.8 billion on average annually. Lower interest rates mean that public debt charges would also be lower by an average of $1.8 billion annually under this scenario. Overall, expenses would be $2.5 billion lower annually, on average, in the upside scenario.

As a result of the lower deficits and stronger nominal GDP growth, the federal debt-to-GDP ratio would fall to 37.6 per cent by 2028-29.

Long-Term Debt Projections

As with any projection that extends over several decades, the long-term debt- to-GDP ratio projections presented in Budget 2024 are subject to a high degree of uncertainty and are sensitive to assumptions. They should not be viewed as predictions of the future, but instead as modelling scenarios based on a set of reasonable economic and demographic assumptions, assuming no future changes in policies.

Building on the Budget 2024 forecast, long-term fiscal projections continue to indicate that federal public finances are sustainable beyond the usual forecast horizon (Chart A1.2). This is despite adverse demographic trends, including an aging population, assumed moderate future productivity growth rates, and higher borrowing costs. As discussed in more detail below, this conclusion is also robust to changes in assumptions, including, for example, the projected growth rate of real GDP.

 382 Annex 1

Keeping the federal debt-to-GDP ratio on a downward trend over the medium-and longer-term will help ensure that future generations are not burdened with debt and that fiscal room remains available to face future challenges and risks that are not accounted for in this projection, such as recessions, new pandemics, geopolitical risk, climate change, and the transition to net-zero. Long-term fiscal sustainability was further reinforced by the government’s maintained commitment to the fiscal objectives announced in the 2023 Fall Economic Statement (see Box A1.2).

Details of Economic and Fiscal Projections 383

Box A1.2 Preserving Fiscal Strength
In the 2023 Fall Economic Statement, the government set out fiscal objectives in preparing for Budget 2024 to help continue delivering on its fiscal anchor: reducing federal debt as a share of the economy over the medium term. One of these fiscal objectives, keeping deficits below 1 per cent of GDP, beginning in 2026-27, is also particularly important in helping to ensure Canada’s fiscal advantage is preserved beyond the medium term.

Keeping deficits below 1 per cent of GDP provides additional insurance that public finances remain strong beyond the medium term as Canada adapts to an aging population, the impacts of climate change, and the transition to net zero. This ensures Canada has the fiscal capacity to weather future shocks, such as how the federal government was able to provide temporary, emergency supports to Canadians and businesses throughout the pandemic. It also helps to preserve the overall strength of Canada’s fiscal position compared to other G7 countries.

For example, long-term simulations suggest that the federal debt-to-GDP ratio and the public debt charges-to-GDP ratio would still be on a declining trend and remain historically low under both permanently slower economic growth (- 0.25 percentage points) and higher interest rates (+0.5 percentage points) if medium-term deficits are limited to 1 per cent of GDP (Charts A1.3 and A1.4).

Chart A1.3 Long-Term Federal Debt Projections	Chart A1.4 Long-Term Public Debt Charge Projections

Notes: Simulations assume constant deficits of 1 per cent of GDP between 2026-27 and 2028-29. Thereafter, usual long-term assumptions are applied with slower economic growth and higher interest rates starting in 2029. On a fiscal year basis. Last projection year is 2055-56. Sources: Statistics Canada; Department of Finance Canada.

 384 Annex 1

To form the long-term economic projections, the medium-term (2024 to 2028) economic forecasts presented in Budget 2024 are extended to 2055 using the Department of Finance Canada’s long-term economic projection model. In this model, annual real GDP growth depends on labour productivity growth (1 per cent per year), which is calibrated over its 1974-2019 historical average, and labour supply growth (average of 0.6 per cent per year), which is based on demographic projections produced by Statistics Canada and projections for the labour force participation rate and average hours worked using econometric models developed by the Department. Assuming a constant 2 per cent annual rate for GDP inflation, nominal GDP is projected to grow by an average of 3.6 per cent per year from 2029 to 2055 (Table A1.10).

Table A1.10

GDP Growth Projection, Baseline Scenario, Average Annual Growth Rates

per cent, unless otherwise indicated

	1970–2023	2024–2028	2029–2055

Real GDP growth	2.6	1.8	1.6

Contributions of (percentage points):

Labour supply growth	1.5	0.9	0.6

Working-age population	1.5	1.6	0.8

Labour force participation	0.2	-0.6	-0.2

Unemployment rate	0.0	-0.1	0.0

Average hours worked	-0.2	-0.1	-0.1

Labour productivity growth	1.1	0.9	1.0

Nominal GDP growth	6.8	4.0	3.6

Note: Contributions may not add up due to rounding.

Sources: Statistics Canada; Department of Finance Canada calculations.

The long-term federal debt projections are obtained through an accounting model in which each revenue and expense category is modelled as a function of its underlying demographic and economic variables, with the relationships defined by a mix of current government policies and assumptions. The key assumptions underlying fiscal projections from 2029-30 through 2055-56 are the following:

–

All tax revenues as well as direct program expenses grow broadly with nominal GDP, with the exceptions of a number of measures that will no longer be available after a certain date (e.g., the Clean Electricity, Clean Technology, and Clean Hydrogen investment tax credits and funding to support clean electricity projects) which are incorporated based on their projected costs.

–

The Canada Health Transfer, Canada Social Transfer, and Equalization grow with their respective legislated escalators. The remaining major transfers to provinces, territories and municipalities grow according to their respective factors, with nominal GDP, the targeted populations and inflation, current legislation or agreements.

Details of Economic and Fiscal Projections 385

–

The Old Age Security program and children’s benefits grow with the targeted populations and inflation. Employment Insurance (EI) benefits grow in line with the number of beneficiaries and the growth in average weekly earnings. The EI premium rate grows according to current program parameters.

–	The effective interest rate on interest-bearing federal debt is assumed, under the baseline scenario, to gradually increase from about 3.0 per cent in 2028–29 to 3.4 per cent by 2055-56.

Sensitivity analysis shows that the long-term fiscal projections are robust to some changes to key assumptions (Tables A1.11 and A1.12).

Table A1.11

Description of Alternative Assumptions1

alternative assumption less baseline

	Baseline[2]	High	Low

Demographic:

Fertility rate (average births per woman)	1.5 births	+0.5 births	-0.5 births

Immigration (per cent of population)	0.9	+0.25 p.p.	-0.25 p.p.

Life expectancy at 65	23.1 years	+3 years	-3 years

Economic:

Total labour force participation rate (per cent)	62.6	+2.0 p.p.	-2.0 p.p.

Average weekly hours worked (hours)	32.7	+1.0 hour	-1.0 hour

Unemployment rate (per cent)	5.8	+1.0 p.p.	-1.0 p.p.

Labour productivity (per cent)	1.0	+0.25 p.p.	-0.25 p.p.

Interest rates (per cent)	3.3	+1.0 p.p.	-1.0 p.p.

Note: p.p. = percentage point.

1 These alternative assumptions are applied starting in 2029 except for changes in life expectancy, which are gradually applied over the projection horizon.

2 Baseline shown as the average over the period 2029 to 2055.

 386 Annex 1

Table A1.12

Budgetary Balance and Debt in 2055–56 Under Alternative Assumptions

per cent of GDP

	Baseline		High		Low
	Budgetary Balance	Debt	Budgetary Balance	Debt	Budgetary Balance	Debt

Demographic:

Fertility rate	1.1	9.0	0.8	12.8	1.3	5.2

Immigration	1.1	9.0	1.4	3.9	0.6	15.1

Life expectancy at 65	1.1	9.0	0.7	12.3	1.3	6.4

Economic:

Total labour force	1.1	9.0	1.3	4.4	0.8	14.1

participation rate

Average weekly hours worked	1.1	9.0	1.3	4.6	0.8	13.9

Unemployment rate	1.1	9.0	1.0	10.6	1.1	7.5

Labour productivity	1.1	9.0	1.5	3.5	0.6	15.1

Interest rates	1.1	9.0	0.6	17.0	1.3	2.7

Supplementary Information

Sensitivity of Fiscal Projections to Economic Shocks

Changes in economic assumptions affect the projections of revenues and expenses. The following tables illustrate the sensitivity of the projected budgetary balance to the following economic shocks relative to Budget 2024 projections:

–	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

–	A decrease in nominal GDP growth resulting solely from a one-year, 1- percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation).

–	A sustained 100-basis-point increase in all interest rates.

These sensitivities are estimates that assume any decrease in economic activity is proportional across income and expenditure components and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. The sensitivity analysis conducted in this section has been presented routinely in budgets since 1994 and is separate from the upside and downside scenarios presented earlier in this annex. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g., GDP inflation and CPI inflation may have different responses to a given shock).

Details of Economic and Fiscal Projections 387

Table A1.13

Estimated Impact of a 1-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues

Tax revenues

Personal income tax	-2.8	-2.9	-3.3

Corporate income tax	-0.9	-0.9	-0.9

Goods and Services Tax	-0.5	-0.5	-0.6

Other	-0.1	-0.1	-0.1

Total tax revenues	-4.3	-4.4	-4.5

Employment Insurance premiums	0.2	1.0	1.0

Other revenues	-0.1	-0.1	-0.1

Total budgetary revenues	-4.2	-3.6	-4.0

Federal expenses

Major transfers to persons

Elderly benefits	0.0	0.0	-0.1

Employment Insurance benefits	1.0	1.0	1.1

Canada Child Benefit	0.0	0.1	0.2

Total major transfers to persons	1.0	1.1	1.2

Other program expenses	-0.3	-0.1	-0.2

Public debt charges	0.1	0.2	0.6

Total expenses	0.8	1.2	1.6

Budgetary balance	-4.9	-4.8	-5.6

A 1 percentage point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $4.9 billion in the first year, $4.8 billion in the second year, and $5.6 billion in the fifth year (Table A1.13).

–

Tax revenues from all sources fall by a total of $4.2 billion in the first year. Personal income tax revenues decrease as employment and the underlying tax base fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease because of lower consumer spending associated with the fall in employment and personal income.

–

EI premium revenues increase as a result of an increase in the EI premium rate, which, under the seven-year break-even mechanism, adjusts to offset the increase in benefits due to the higher number of unemployed, such that the EI Operating Account balances over time.

 388 Annex 1

–

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses, like Equalization, as the decline in real GDP is reflected in nominal GDP, to which these payments are indexed.

Table A1.14

Estimated Impact of a 1-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues

Tax revenues

Personal income tax	-2.7	-2.5	-2.6

Corporate income tax	-0.8	-0.8	-0.9

Goods and Services Tax	-0.5	-0.5	-0.6

Other	-0.2	-0.2	-0.2

Total tax revenues	-4.2	-4.1	-4.3

Employment Insurance premiums	0.0	-0.1	-0.2

Other revenues	-0.1	-0.1	-0.1

Total budgetary revenues	-4.3	-4.2	-4.6

Federal expenses

Major transfers to persons

Elderly benefits	-0.5	-0.9	-1.0

Employment Insurance benefits	-0.1	-0.1	-0.2

Canada Child Benefit	0.0	-0.1	-0.3

Total major transfers to persons	-0.6	-1.2	-1.5

Other program expenses	-0.7	-0.7	-1.5

Public debt charges	-0.6	0.2	0.3

Total expenses	-2.0	-1.7	-2.7

Budgetary balance	-2.3	-2.6	-1.9

A 1 percentage point decrease in nominal GDP growth proportional across income and expenditure components, resulting solely from lower GDP inflation (assuming that the CPI moves in line with GDP inflation), lowers the budgetary balance by $2.3 billion in the first year, $2.6 billion in the second year, and $1.9 billion in the fifth year (Table A1.14).

–

Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease. As the parameters of the personal income tax system are indexed to inflation, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

–	EI premium revenues decrease in response to lower earnings.

Details of Economic and Fiscal Projections 389

–	Other revenues decline slightly as lower prices lead to lower revenues from the sales of goods and services, and lower growth in tax revenue results in slightly lower interest and penalty revenue.

–

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to CPI inflation, such as elderly benefit payments, which put downward pressure on federal program expenses. In addition, other program expenses are also lower as certain programs are linked directly to growth in nominal GDP, such as Equalization.

–	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds.

Table A1.15

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues	1.2	2.4	5.3

Federal expenses	4.9	7.9	13.0
Budgetary balance	-3.7	-5.5	-7.7

A 1 per cent increase in interest rates decreases the budgetary balance by $3.7 billion in the first year, $5.5 billion in the second year, and $7.7 billion in the fifth year (Table A1.15). Higher interest rates directly impact estimated public debt charges on marketable debt in two ways. First, interest costs increase as existing debt matures and is refinanced at higher rates. Second, rising rates increase the expected cost of future borrowing needs. Public debt charges are estimated based on the current expectations for future changes in interest rates, which are subject to change based on economic conditions.

It is important to note that interest rates also directly affect other government revenues and expenses and that they typically do not change in isolation. That is, with higher interest rates, the government would realize some offsetting benefits, including:

–	Higher revenues from the government’s interest-bearing assets, and interest and penalty revenue on tax debt, which are recorded as part of other revenues;

–	Corresponding downward adjustments that reduce the valuations of public sector pensions and employee benefits obligations, which are not incorporated in the table above; and,

–	Higher government tax revenues if interest rate increases were due to stronger economic growth (also not included in the table above).

Even with a 1 per cent increase in interest rates, public debt charges are sustainable and would remain near historic lows as a proportion of GDP.

 390 Annex 1

Policy Actions Taken Since the 2023 Fall Economic Statement

Since 2016, the government has provided a transparent overview of all policy actions taken between budgets and updates. These measures, listed in Table A1.16, ensure that Canadians are continually well-served by the programs they rely on and that government operations carry on.

Table A1.16

Policy Actions Since the 2023 Fall Economic Statement

millions of dollars

		2023-	2024-	2025-	2026-	2027-	2028-
	Dept.	2024	2025	2026	2027	2028	2029

Growth, Climate Change, and Innovation		153	73	88	117	22	22

Extending the Wine Sector Support Program[1]	AAFC	0	59	59	59	0	0

Adjusting the Federal Low-Carbon Fuel Procurement Program[2]	TBS	-10	0	0	0	0	0

Emergency Wildfires Response[1]	PCA	38	0	0	0	0	0

Funding for the Gordie Howe International Bridge Project[1]	WDBA	178	0	5	9	9	9

Less: Funds Previously Provisioned in the Fiscal Framework		-178	-5	-10	0	0	0

Year-Over-Year Reallocation of Funding		125	0	-1	-2	-2	-2

Supporting the St. Lawrence Seaway[1]	TC	0	73	89	106	15	15

Less: Funds Previously Provisioned in the Fiscal Framework		0	-55	-54	-55	0	0

Communities and Reconciliation		758	58	76	27	26	24

Emergency Top-Up to Reaching Home: Canada’s Homelessness Strategy[1]	INFC	100	0	0	0	0	0

Less: Funds Sourced from Existing Departmental Resources		-101	0	0	0	0	0

Topping up the Canada Housing Benefit[1,3]	CMHC	99	0	0	0	0	0

Interim Housing Assistance Program[1]	IRCC	362	0	0	0	0	0

Prime Minister’s Youth Council	PCH	1	1	1	0	0	0

Newfoundland’s National War Memorial and Tomb of the Unknown Soldier[1]	VAC	3	1	0	0	0	0

Veterans Affairs Canada Adjustments for Non-Discretionary Cost Fluctuations[1]	VAC	1	1	1	0	0	0

Medals and Honours to Mark the Transition of the Crown	OSGG	0	3	0	0	0	0

Building a Medical Countermeasures Facility[4]	PHAC	32	33	33	33	33	33

Details of Economic and Fiscal Projections 391

	Dept.	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029

Less: Funds Sourced from Existing Resources		-60	-61	-65	-65	-66	-67

Providing Essential Goods and Services within Federal Correctional Facilities[1]	CSC	20	58	58	58	58	58

RCMP Contract Policing Program[1]	RCMP	171	22	22	1	1	0

Reimbursing Security Costs for COP15[1]	PS, RCMP	91	0	0	0	0	0

Enhancing the Aboriginal Entrepreneurship Program[1]	ISC	9	0	0	0	0	0

First Nations Clean Water Act	ISC	0	25	25	0	0	0

Less: Funds Previously Provisioned in the Fiscal Framework		-25	-25	0	0	0	0

First Nations Elementary and Secondary Education[1]	ISC	55	0	0	0	0	0

Canada in the World		127	261	159	160	144	144

Additional Humanitarian Assistance in Gaza[1]	GAC	40	0	0	0	0	0

Less: Funds Sourced from International Assistance Envelope Crisis Pool Resources		-40	0	0	0	0	0

Contributing to International Security Assistance Efforts in Haiti[1]	Multiple	19	104	0	0	0	0

Less: Funds Sourced from Existing Departmental Resources and International Assistance Envelope Strategic Priorities Fund		-19	-33	0	0	0	0

Global Affairs Canada Adjustments for Non-Discretionary Cost Fluctuations[1,5]	GAC	127	140	149	144	144	144

Additional Peace and Security Assistance for Ukraine[1]	Multiple	0	50	10	16	0	0

National Museum of the Holodomor-Genocide in Kyiv[1]	GAC	0	15	0	0	0	0

Less: Funds Sourced from International Assistance Envelope Strategic Priorities Fund		0	-15	0	0	0	0

Effective Government and Tax Fairness		392	150	176	151	165	166

2023-24 Adjustment to the Grant for the Canada-Quebec Accord on Immigration[1]	IRCC	48	0	0	0	0	0

Employment and Social Development Canada Rent Price Adjustment[6]	ESDC	0	9	9	9	9	9

Less: Funds From CPP Account		0	-2	-2	-2	-2	-2

Funding for the public inquiry into foreign interference in federal electoral processes[1]	PCO, JUS	3	15	0	0	0	0

Government Postage and Banking Costs	PSPC	0	6	13	21	36	36

 392 Annex 1

	Dept.	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029

Obligations for Federal Public Sector Employee Benefit Plans[1,7]	TBS	179	0	0	0	0	0

Price and Volume Protection for Federal Real Property	PSPC	0	21	21	21	21	21

Safeguarding Canada’s Passport[1] Program	IRCC	143	0	0	0	0	0

Less: Funds Previously Provisioned in the Fiscal Framework		-118	0	0	0	0	0

Implementing the Electoral Participation Act[8]	Elections Canada	0	4	34	4	4	4

Marine Fuel Cost Pressures[1]	DFO	30	20	20	20	20	20

Changes to Automobile Deduction Limits[1]	—	0	3	2	3	3	4

Funding to support Revenu Québec’s administration of the GST/HST system in Quebec[1]	CRA	270	0	0	0	0	0

Less: Funds Previously Provisioned in the Fiscal Framework		-164	0	0	0	0	0

Supporting Canadian businesses with alcohol excise duty relief[1]	—	0	74	79	74	74	74

(Net) Fiscal Impact of Non- Announced Measures[9]		1,840	-279	-842	-743	518	345

Net Fiscal Impact – Total Policy Actions Since FES 2023		3,271	263	-344	-288	876	701

Note: Numbers may not add due to rounding.

1 Measure previously included in 2023-24 Supplementary Estimates C, and/or previously announced.

2 As previously disclosed in the Treasury Board Secretariat’s 2024-25 Departmental Plan, the government has updated the value of the Low-carbon Fuel Procurement Program to $134.9 million over eight years, starting in 2024-25. Unused funding in 2023-24 will return to the fiscal framework. To support the program in achieving climate objectives, additional flexibility in procurement is provided to include carbon dioxide removal services.

3 Funding to provide additional support to low-income renters through provincial and territorial programs.

4 Funding to build a new pre-clinical and clinical medical countermeasures facility to support ongoing research and preparedness for emerging public health threats. Reductions are based on a re-evaluation of the funding required to fulfill this commitment.

5 Non-discretionary cost increases were driven by several factors that impact missions abroad, such as changes in exchange rates and inflation.

6 Measure partially reimbursed by increased Employment Insurance premiums.

7 Non-discretionary funding for employer-related costs of employee insurance programs, including health, dental, and disability.

8 Timing of estimated costs is notional and would depend on the timing of a federal election.

9 The net fiscal impact of measures that are not announced is presented at the aggregate level and would include provisions for anticipated Cabinet decisions not yet made (including the use of such provisions from previous budgets and updates) and funding decisions related to national security, contract negotiations, litigation issues, and commercial sensitivity.

Details of Economic and Fiscal Projections 393

Glossary of Abbreviated Titles

AAFC	Agriculture and Agri-Food Canada
CanNor	Canadian Northern Economic Development Agency
CATSA	Canadian Air Transport Security Authority
CBSA	Canada Border Services Agency
CFIA	Canadian Food Inspection Agency
CHRC	Canadian Human Rights Commission
CIRNAC	Crown-Indigenous Relationship and Northern Affairs Canada
CIHR	Canadian Institutes of Health Research
CMHC	Canada Mortgage and Housing Corporation
CRA	Canada Revenue Agency
CSA	Canadian Space Agency
CSC	Correctional Service of Canada
CSE	Communications Security Establishment Canada
CSIS	Canadian Security Intelligence Service
DFO	Fisheries and Oceans Canada
DND	National Defence
ECCC	Environment and Climate Change Canada
ESDC	Employment and Social Development Canada
FedDev	Federal Economic Development Agency for Southern Ontario
FedNor	Federal Economic Development Agency for Northern Ontario
FIN	Department of Finance Canada
GAC	Global Affairs Canada
HC	Health Canada
INFC	Infrastructure Canada
IRB	Immigration and Refugee Board of Canada
IRCC	Immigration, Refugees and Citizenship Canada
ISC	Indigenous Services Canada
ISED	Innovation, Science and Economic Development Canada
JUS	Justice Canada
NAC	National Arts Centre
NFB	National Film Board
NRCan	Natural Resources Canada
NRCC	National Research Council Canada
NSIRA	National Security and Intelligence Review Agency
OCI	Correctional Investigator Canada
OPC	Office of the Privacy Commissioner
OPSIC	Office of the Public Sector Integrity Commissioner of Canada
OSGG	Office of the Secretary to the Governor General
PacifiCan	Pacific Economic Development Canada
PCA	Parks Canada Agency
PCH	Canadian Heritage
PCO	Privy Council Office
PHAC	Public Health Agency of Canada
PrairiesCan	Prairies Economic Development Canada
PS	Public Safety Canada
PSC	Public Service Commission
PSPC	Public Services and Procurement Canada
RCMP	Royal Canadian Mounted Police
SCC-CCN	Standards Council of Canada
SSC	Shared Services Canada
StatCan	Statistics Canada
TBS	Treasury Board of Canada Secretariat
TC	Transport Canada
VAC	Veterans Affairs Canada
WDBA	Windsor-Detroit Bridge Authority

 394 Annex 1

Annex 2

Debt Management Strategy

Introduction

The 2024-25 Debt Management Strategy sets out the Government of Canada’s objectives, strategy, and borrowing plans for its domestic and foreign debt program and the management of its official international reserves.

The Financial Administration Act (FAA) requires that the Minister of Finance table, in each House of Parliament, a report on the anticipated borrowing to be undertaken in the fiscal year ahead, including the purposes for which the money will be borrowed and the management of the public debt, no later than 30 sitting days after the beginning of the fiscal year. The 2024-25 Debt Management Strategy fulfills this requirement.

Objectives

The fundamental objectives of debt management are to raise stable and low-cost funding to meet the financial requirements of the Government of Canada and to maintain a well-functioning market for Government of Canada securities.

The government is committed to managing the debt program in a prudent manner to ensure a balanced debt structure that contributes to maintaining the stability of debt costs and to reducing the risk of the debt portfolio.

Having access to a well-functioning government securities market contributes to lower costs and less volatile pricing for the government, ensuring that funds can be raised efficiently over time to meet the government’s financial requirements.

The Debt Management Strategy provides transparency on the government’s borrowing plans to support a liquid and well-functioning market for Government of Canada securities and ensures the long-term sustainability of the government’s borrowing program.

The government closely monitors financial markets and will adjust issuance if necessary to appropriately respond to shifts in market demand or changes to financial requirements.

Outlook for Government of Canada Debt

As a result of the government’s responsible fiscal management, Canada continues to have an enviable fiscal and debt position relative to international peers. Canada is projected to have the lowest net debt-to-GDP ratio and is

Debt Management Strategy 395

expected to have some of the strongest fiscal outcomes of G7 countries over the next five years. Rating agencies cite Canada’s effective, stable, and predictable policymaking and political institutions, economic resilience and diversity, well-regulated financial markets, and its monetary and fiscal flexibility as drivers of Canada’s world-leading credit ratings: Moody’s (Aaa), S&P (AAA), DBRS (AAA), and Fitch (AA+).

Planned Borrowing Activities for 2024-25

The projected sources and uses of borrowings for 2024-25 are presented in Table A2.1. The comparison of actual sources and uses of borrowings against projections will be reported in the Debt Management Report for 2024-25. This document will be released soon after the Public Accounts of Canada 2025, which will provide detailed accounting information on the government’s interest-bearing debt.

Sources of Borrowings

The aggregate principal amount of money to be borrowed by the government in 2024-25 is projected to be $508 billion, 83 per cent of which will be used to refinance maturing debt. This level of borrowing is consistent with the current legislated limit of $1,831 billion set out in the Borrowing Authority Act and the government has received approval from Governor in Council for a related annual borrowing limit for 2024-25. The government proposes to introduce amendments to the Borrowing Authority Act to increase the government’s total borrowing limit to ensure Canadians continue to receive the important benefits and services to which they are entitled.

Uses of Borrowings

The size of the 2024-25 gross issuance of domestic bonds and treasury bills (i.e., domestic borrowing program) totals $500 billion and reflects requirements to refinance $414 billion of maturing debt, in addition to projected financial requirements of $102 billion, which includes $30 billion to fund purchases of Canada Mortgage Bonds and a reduction of cash balances of $16 billion. The government also intends to borrow an equivalent of $8 billion in foreign currencies, solely for the purpose of funding its official international reserves (more details below).

Actual borrowings for the year may differ due to uncertainty associated with economic and fiscal projections, the timing of cash transactions, and other factors such as changes in foreign reserve needs and Crown corporation borrowings. To adjust for these unexpected changes in financial requirements, debt issuance may be altered during the year, typically first through changes in the issuance of treasury bills. The government may also adjust issuance for bonds in response to larger changes or shifts in market demand.

 396 Annex 2

Table A2.1

Planned/Actual Sources and Uses of Borrowings for 2024-25

billions of dollars

Sources of borrowings

Payable in Canadian Currency

Treasury bills[1]	272

Bonds	228

Total payable in Canadian currency	500

Payable in foreign currencies	8

Total sources of borrowings	508

Uses of borrowings

Refinancing needs

Payable in Canadian Currency

Treasury bills	267

Bonds	147

Retail debt	0

Total payable in Canadian currency	414

Payable in foreign currencies	7

Total refinancing needs	421

Financial requirement

Budgetary balance	40

Non-budgetary transactions

Pension and other accounts	-6

Non-financial assets	5

Loans, investments, and advances Of which:

Loans to enterprise Crown corporations	42

Other	6

Other transactions[2]	16

Total financial requirement	102

Total uses of borrowings	523

Net increase or decrease (-) in cash	-16

Change in other unmatured debt transactions[3]	0

Source: Department of Finance Canada calculations.

Notes: Numbers may not add due to rounding. In the uses of borrowings section, a negative sign denotes a financial source.

[1]

Treasury bills are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock of outstanding at the end of the fiscal year, which is presented in the table.

[2]

Other transactions primarily comprise the conversion of accrual transactions to cash inflows and outflows for taxes and other accounts receivable, provincial and territorial tax collection agreements, amounts payable to taxpayers and other liabilities, and foreign exchange accounts.

[3]	Includes unamortized discounts on debt issues, accrued interest, obligations related to capital leases and other unmatured debt.

Debt Management Strategy 397

2024-25 Borrowing Program

In 2024-25, borrowing needs are expected to remain elevated to fund maturing debt and financial requirements, including Canada Mortgage Bond purchases. Given the uncertain path of interest rates, the borrowing program for 2024-25 is focused on reducing refinancing risk and minimizing volatility to public debt charges through the period of expected rate adjustment over the next few years.

In this context, the government plans to reduce issuance of treasury bills to 54 per cent of total domestic issuance compared to 57 per cent last year. The government is also increasing the issuance in the 10-year to $60 billion and 30-year to $16 billion. During the Fall Debt Management consultations, market participants clearly articulated a need for more long-term debt issuance. The government will continue to monitor the functioning of this sector and may opt to adjust issuance should market conditions necessitate a change.

Composition of Market Debt

The total stock of market debt is projected to reach $1,441 billion by the end of 2024-25 (Table A2.2).

Table A2.2

Change in Composition of Market Debt

billions of dollars, end of fiscal year

	2020-21 Actual	2021-22 Actual	2022-23 Actual	2023-24 Actual	2024-25 Projected

Domestic bonds[1]	875	1,031	1,038	1,086	1,146

Treasury bills	219	187	202	267	272

Foreign debt	15	14	16	22	23

Total market debt	1,109	1,232	1,256	1,375	1,441

Sources: Bank of Canada; Department of Finance Canada calculations.

Note: Numbers may not add due to rounding.

[1]	Includes additional debt that accrues during the fiscal year as a result of the inflation adjustments to Real Return Bonds.

 398 Annex 2

Table A2.3

Projected Gross Issuance of Bonds and Bills for 2024-25

billions of dollars, end of fiscal year

	2022-23 Actual	2023-24 Actual	2024-25 Planned

Treasury bills	202	267	272

2-year	67	86	88

3-year	20	6	0

5-year	31	47	60

10-year	52	47	60

30-year	14	14	16

Green bonds[1]	-	4	4

Total bonds	185	204	228

Total gross issuance[2]	387	471	500

Share of Long Bonds (10-Year +) to Total Bonds	36%	30%	33%

Share of Treasury bills to Total Issuance	52%	57%	54%

Notes: Numbers may not add due to rounding.

[1]	Issuance subject to expenditure availability and market conditions.
[2]	Total issuance includes real-return bonds and the Ukraine Sovereignty Bond.

Sources: Bank of Canada; Department of Finance Canada calculations.

Treasury Bill Program

The Government of Canada will introduce, in May, a 1-month treasury bill as a new tenor for the domestic debt program to support the Canadian money market’s transition from Bankers’ Acceptances where issuance will be discontinued following the cessation of the Canadian Dollar Offered Rate (CDOR) in June 2024. Refinitiv Benchmark Services (UK) Limited currently publishes CDOR and will cease this publication as of June 2024.

As noted in the 2023 Fall Economic Statement, market participants expressed a desire for the 1-month treasury bill, at least temporarily, to support the Canadian money market during the transition.

The 1-month treasury bill will be introduced on a temporary basis. Continued issuance of 1-month treasury bills will be assessed and determined based on factors such as market need and efficiency as a funding tool for the Government of Canada.

Debt Management Strategy 399

2024-25 Bond Program

Annual gross bond issuance is planned to be $228 billion in 2024-25. Issuance has been increased across the curve particularly in the long-end of the curve (10-year and 30-year). The share of issuance in the longer tenor sectors as a proportion of total bond issuance is expected to increase to 33 per cent from 30 per cent in 2023-24.

Issuance has been increased in the 10- and 30-year sectors to respond to requests from market participants, as was highlighted in the recent Debt Management Strategy consultations. The government remains committed to supporting liquidity across all bond sectors and promoting a well-functioning market across the entire yield curve.

Outlook for Public Debt Charges

The government will continue to monitor public debt charges and is committed to maintaining stable and low debt servicing costs. The government now projects that public debt charges will amount to $54.1 billion in 2024-25, or 1.8 per cent of GDP. Over the next five years, the government projects that debt charges will remain stable as a percentage of GDP at around 1.8 per cent.

Despite the rise of interest rates since 2022, the government’s debt charges as a share of GDP have only increased slightly relative to recent historical lows and remain well below the historical average over the past 40 years (Chart A2.1).

The stability of the debt charges as a percentage of GDP reflects the government’s efforts over the past years to manage the debt program prudently in order to minimize debt servicing costs.

 Chart A2.1

 Public Debt Charges as a percentage of GDP, 1981-2029

  per cent of GDP

 Source: Department of Finance Canada

 400 Annex 2

Maturity Date Cycles and Benchmark Bond Target Range Sizes

For 2024-25, reflecting the lower allocation to treasury bills and higher allocation to bonds, benchmark target range sizes in the 5-year and 10-year sectors are higher relative to the levels announced in the 2023 Fall Economic Statement (Table A2.4).

Table A2.4

Maturity Date Patterns and Benchmark Size Ranges1

billions of dollars

	Feb.	Mar.	Apr.	May	June	Aug.	Sept. Oct.	Nov.	Dec.

2-year	18-26			18-26		18-26		18-26

5-year		26-34					26-34

10-year					26-34				26-34

30-year									20-30

Source: Department of Finance Canada calculations.

Note: These amounts do not include coupon payments.

1 Actual annual issuance may differ.

Bond Auction Schedule

In 2024-25, there will be regular auctions of 2-, 5-, 10-, and 30-year bonds, with the number of planned auctions for each sector shown in Table A2.5. The actual number of auctions may be different from the planned number due to unexpected changes in borrowing requirements or shifts in market demand.

Table A2.5

Number of Planned Bond Auctions, 2024-25

Sector	Planned Auctions

2-year	16

5-year	12

10-year	12

30-year	8

Source: Department of Finance Canada.

The dates of each auction will continue to be announced through the Quarterly Bond Schedule, which is published on the Bank of Canada’s website prior to the start of each quarter.

Debt Management Strategy 401

Green Bond Program

To support the growth of the sustainable finance market in Canada, in March 2022 the government launched the federal green bond program.

On February 27, 2024, the Government of Canada successfully issued a 10-year, $4 billion green bond — Canada’s second green bond and the first under the updated Green Bond Framework, which includes certain nuclear energy expenditures. Canada is the first sovereign borrower to issue a green bond including certain nuclear expenditures, demonstrating Canada’s commitment to being a global nuclear leader.

Canada’s second green bond offering saw robust demand from environmentally and socially responsible investors who represented a majority of buyers (66 per cent), as well as from international investors, who made up over 33 per cent of the investor base. The final order book stood at over $7.4 billion.

Canada’s green bond program is supporting the growth of the sustainable finance market in Canada, and around the world, and advancing Canada’s investments in clean growth, renewable energy, climate action, and environmental protection. The government remains committed to regular green bond issuances.

Legislative Proposals to Support the Canada Mortgage Bond Program

In the 2023 Fall Economic Statement, the Government of Canada announced that, to help spur housing construction across the country, it would buy up to $30 billion of Canada Mortgage Bonds (CMBs). The government officially started these CMB purchases on February 14, 2024, and purchased a total of $7.5 billion CMBs in February and March 2024.

To support the purchases, two legislative amendments are being proposed through Budget 2024.

In the fall of 2023, the government increased the annual limit for Canada Mortgage Bonds from $40 billion to $60 billion, to unlock low-cost financing for multi-unit rental construction and help build up to 30,000 more rental apartments per year. To facilitate this and ensure the Canada Mortgage and Housing Corporation (CMHC) can continue to support multi-unit rental construction, Budget 2024 proposes to increase the insurance-in-force and guarantees-in-force legislative limits under the National Housing Act to $800 billion.

 402 Annex 2

The Borrowing Authority Act specifies a maximum amount of borrowings that can be undertaken by the Government of Canada and agent Crown corporations. Under the Act, CMBs backed by the Government of Canada through CMHC and securities issued by the Government of Canada to purchase those CMBs both count towards the legislated maximum borrowing amount. This results in double-counting this exposure.

To address this double-counting issue, Budget 2024 proposes to amend the Borrowing Authority Act to deduct the amount of money borrowed by way of the issue and sale of Canada Mortgage Bonds that are guaranteed by CMHC and which have been purchased by the Minister of Finance, on behalf of the Government of Canada, from the calculation of the total amount specified in section 4.

Management of Canada’s Official International Reserves

The Exchange Fund Account, managed by the Minister of Finance on behalf of the Government of Canada, represents the largest component of Canada’s official international reserves. It is a portfolio of Canada’s liquid foreign exchange reserves and special drawing rights (SDRs) available to aid in the control and protection of the external value of the Canadian dollar and as a source of liquidity to the government, if needed. In addition to the Exchange Fund Account, Canada’s official international reserves include Canada’s reserve position held at the International Monetary Fund.

The government borrows to invest in liquid reserves, which are maintained at a level at or above 3 per cent of GDP. Net funding requirements for 2024-25 are estimated to be around US$11 billion but may vary as a result of movements in foreign interest rates and exchange rates.

The mix of sources used to meet the net funding requirements for the year will depend on a number of considerations, including relative cost and market conditions. They include a short-term US-dollar paper program (Canada bills), medium-term notes, cross-currency swaps involving the exchange of Canadian dollars for foreign currency to acquire liquid reserves, and the issuance of global bonds.

Canada’s issuance of foreign currency denominated debt is used exclusively to fund official international reserves.

Debt Management Strategy 403

Further information on foreign currency funding and the foreign reserve assets is available in the Report on the Management of Canada’s Official International Reserves and in The Fiscal Monitor.

Bond Buyback Programs

The government announced the resumption of the Government of Canada Cash Management Bond Buyback program in November 2022. This treasury management operation is intended to effectively manage Government of Canada cash flows ahead of large bond maturities.

The government plans to continue conducting cash management bond buybacks in 2024-25.

Cash Management

The core objective of cash management is to ensure that the government has sufficient cash available at all times to meet its operating requirements.

To effectively manage cash balances, the Government of Canada reintroduced morning Receiver General auctions on February 21, 2024.

At this time, the government’s cash is on deposit with the Bank of Canada, including operational balances and balances held for prudential liquidity. Periodic updates on the liquidity position are available in The Fiscal Monitor.

Prudential Liquidity

The government holds liquid financial assets in the form of domestic cash deposits and foreign exchange reserves to safeguard its ability to meet payment obligations in situations where normal access to funding markets may be disrupted or delayed. The government’s overall liquidity levels are managed to normally cover at least one month of net projected cash flows, including coupon payments and debt refinancing needs.

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Annex 3

Legislative Measures

This annex includes a number of measures (other than tax-related measures) that would be implemented through legislation.

Subject of the Measure	Proposed Legislative Action

Building Homes on Public Lands	In Budget 2024, the government proposes to introduce legislation, as required, to facilitate the acquisition and use of public land for homes, in partnership with other levels of government.

Banning Foreign Buyers of Canadian Homes	In Budget 2024, the government proposes to amend the Budget Implementation Act 2022, No. 1 in order to extend the restrictions on foreign investment in Canadian housing established under the Prohibition on the Purchase of Residential Property by Non-Canadians Act until 2027, as announced in February 2024.

Launching the Canada Disability Benefit	In Budget 2024, the government proposes to introduce legislative amendments to the Tax Court of Canada Act, the Department of Employment and Social Development Act and the Federal Courts Act to set-up an appeal mechanism for the upcoming Canada Disability Benefit.

A National School Food Program	In Budget 2024, the government proposes to provide a statutory appropriation authority in the Budget Implementation Act that would enable the Minister of Families, Children and Social Development to sign bilateral agreements and transfer funding to provinces and territories to support National School Food programming for the 2024-2025 school year.

Making it Easier to Save for Your Child’s Education	In Budget 2024, the government proposes to amend the Canada Education Savings Act to introduce automatic enrolment in the Canada Learning Bond for eligible children whose families do not open a Registered Education Savings Plan and to extend the age from 20 to 30 years to retroactively claim the Canada Learning Bond.

Legislative Measures 405

Subject of the Measure	Proposed Legislative Action

A Stronger Canada Pension Plan	In Budget 2024, the government proposes to amend the Canada Pension Plan to provide a top-up to the death benefit for certain individuals, improve children’s benefits and end entitlement to a survivor’s benefit following a CPP credit split.

Cheaper Internet, Home Phone, and Cell Phone Plans	In Budget 2024, the government proposes to introduce legislative amendments to the Telecommunications Act to prohibit service providers from charging consumers switching fees. Amendments will also require that consumers be provided with a self-service mechanism that can be used to cancel or modify plans with their existing provider, and for service providers to notify consumers in advance of contract expiry and provide information on available plans in-market.

Consumer-Driven Banking	In Budget 2024, the government proposes to introduce legislation to establish a framework for consumer-driven banking that would include amendments to the Bank Act and the Financial Consumer Agency of Canada Act to expand the Agency’s mandate, as well as foundational framework elements related to scope, system participation, safeguards in respect of integrity and security, and common rules to address privacy, liability and security.

Doing More to Crack Down on Predatory Lending	In Budget 2024, the government proposes to amend s. 347 of the Criminal Code to add a prohibition against offering or advertising credit at a criminal rate of interest, and to remove the requirement in s. 347 (7) to obtain Attorney General consent to commence proceedings.

Enhancing Research Support	In Budget 2024, the government proposes to introduce legislation to modernize the federal research support system.

Getting Major Projects Done	In Budget 2024, the government proposes to amend the Impact Assessment Act to bring it into conformity with the Supreme Court of Canada decision in Reference re Impact Assessment Act and make targeted efficiency improvements.

 406 Annex 3

Subject of the Measure	Proposed Legislative Action

Cutting Red Tape to Boost Innovation	In Budget 2024, the government proposes to amend the Red Tape Reduction Act to provide all Ministers with authority to enable regulatory sandboxes, which would provide them with the authority to grant temporary exemptions to legislation or regulations to allow for testing of products, services, processes, or new regulatory approaches.

Pension Disclosures	In Budget 2024, the government proposes to amend the Pension Benefits Standards Act, 1985 to enable and require the Office of the Superintendent of Financial Institutions to publish information related to the investments of large federally regulated pension plans and to amend the Pooled Registered Pension Plans Act to ensure that all members of a pooled registered pension plan are provided with similar information about the plan.

Unlocking New Opportunity Through Financial Crown Corporations	In Budget 2024, the government proposes targeted amendments to the Export Development Act to reduce the aggregate limit on the value of the transactions under the Canada Account from $115 billion to $100 billion. The government also intends to amend the Farm Credit Canada Act to require regular legislative reviews that ensure Farm Credit Canada’s activities are aligned with the sector’s needs.

Extending Temporary EI Support for Seasonal Workers	In Budget 2024, the government proposes to amend the Employment Insurance Act to extend for two years the measure that provides five additional weeks to seasonal workers in targeted regions.

Modernizing the Employment Equity Act	In Budget 2024, the government proposes to amend the Employment Equity Act to modernize it, including by expanding designated equity groups.

Technical Amendments to the Canada Labour Code	In Budget 2024, the government proposes to amend the Canada Labour Code to recover unpaid termination and severance pay, to provide adequate enabling regulatory authority for section 13 of the Policy Committees, Work Place Committees and Health and Safety Representatives Regulations, and to amend paragraph 145(1)(a) of

Legislative Measures 407

Subject of the Measure	Proposed Legislative Action

the English version of the Code by changing the word “officer” to the word “Head”.

Establishing a Right to Disconnect	In Budget 2024, the government proposes to amend the Canada Labour Code to require employers in federally-regulated sectors to establish a right to disconnect policy limiting work-related communication outside of scheduled working hours.

Cracking Down on Auto Theft by Amending the Criminal Code	In Budget 2024, the government proposes to introduce amendments to the Criminal Code to introduce new offences related to: auto theft involving the use of violence or links to organized crime; possession or distribution of an electronic or digital device for the purposes of committing auto theft; and laundering proceeds of crime for the benefit of a criminal organization. Amendments would also create a new aggravating factor applicable at sentencing where there is evidence that the offender used or involved a young person in the commission of any offence under the Criminal Code.

Cracking Down on Auto Theft by Amending the Radiocommunication Act	In Budget 2024, the government proposes to introduce amendments to the Radiocommunication Act to provide the Minister of Innovation, Science and Industry with the authority to issue orders that may prohibit or restrict the sale, distribution and importation of certain radio apparatus that are believed to be used to intercept communications for criminal activity, such as auto theft.

More Judges for Faster Access to Justice	In Budget 2024, the government proposes to introduce amendments to the Judges Act to enable judicial positions that are currently earmarked for unified family courts to be used instead for regular superior court positions.

Information-Sharing for the Fuel Charge	In Budget 2024, the government proposes to amend the Greenhouse Gas Pollution Pricing Act to provide legislative authority for federal officials to provide other federal officials with certain information in respect of a provincial Crown, or its provincial Crown agent, for the purposes of evaluating potential action in relation to its stated or actual non-compliance with the fuel charge. The

 408 Annex 3

Subject of the Measure	Proposed Legislative Action

government also proposes to amend the Greenhouse Gas Pollution Pricing Act to allow the public disclosure of certain information by the Minister of National Revenue in respect of a provincial Crown, or its provincial Crown agent, that is not in compliance, or has publicly stated an intention of non-compliance with the fuel charge, in the spirit of transparency.

More Rural Health and Social Services Workers Workers	In Budget 2024, the government proposes to amend the Canada Student Financial Assistance Act and the Canada Student Loans Act to permanently expand the reach of the Canada Student Loan Forgiveness Program to early childhood educators, dentists, dental hygienists, pharmacists, midwives, teachers, social workers, psychologists, personal support workers, and physiotherapists, who choose to work in rural and remote communities.

Protecting Official Language Rights	In Budget 2024, the government proposes to amend An Act for the Substantive Equality of Canada’s Official Languages (Bill C-13) to correct a technical error which would result in prospective and former employees losing the ability to make a complaint to the Commissioner of Official Languages once the Use of French in Federally Regulated Private Businesses Act starts to apply to regions outside of Quebec that have a strong Francophone presence.

Advancing High Frequency Rail	In Budget 2024, the government proposes to introduce legislation that would make the Crown corporation that is advancing the potential high frequency rail project an Agent of the Crown.

Supplementing Immigration Holding Centres	In Budget 2024, the government proposes to introduce amendments to the Corrections and Conditional Release Act and the Immigration and Refugee Protection Act to enable the use of federal correctional facilities for the purpose of high-risk immigration detention.

Legislative Measures 409

Subject of the Measure	Proposed Legislative Action

Indigenous Loan Guarantee Program	In Budget 2024, the government proposes to introduce legislation to authorize a new, wholly-owned subsidiary of the Canada Development Investment Corporation to issue and administer loan guarantees in respect of the Indigenous Loan Guarantee Program.

Red Dress Alert	In Budget 2024, to support the development of a pilot for a Red Dress Alert, the government proposes to establish an appropriation authority to make direct payments to the participating entities or individuals.

Protecting Canadians from Financial Crimes	In Budget 2024, the government proposes to introduce amendments to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA), the Criminal Code, the Income Tax Act, and the Excise Tax Act, with consequential and coordinating amendments to other statutes, to strengthen the supervision, enforcement, and information-sharing tools of Canada’s Anti-Money Laundering and Anti-Terrorist Financing framework.

Unwavering Support for Ukraine	In Budget 2024, the government proposes to introduce legislative amendments to the Bretton Woods and Related Agreements Act to increase the maximum financial assistance that may be provided to foreign states.

Eradicating Forced Labour from Supply Chains	In Budget 2024, the government proposes to introduce legislation in 2024 to eradicate forced labour from Canadian supply chains and to strengthen the import ban on goods produced using forced labour.

Fostering Innovative Approaches to International Assistance	In Budget 2024, the government proposes to introduce legislative amendments to the International Financial Assistance Act to provide Global Affairs Canada additional flexibility to make payments, and to continue charging the Consolidated Revenue Fund for net realized hard currency losses under that Act.

Modernizing International Financial Institutions	In Budget 2024, the government proposes to introduce legislative amendments to the European Bank for Reconstruction and Development Agreement Act and the International Development (Financial Institutions) Assistance Act to provide the

 410 Annex 3

Subject of the Measure	Proposed Legislative Action

authorities to purchase hybrid capital, provide guarantees, or use other innovative financial instruments that may be created from time to time, to support future initiatives at regional Multilateral Development Banks. In addition, the government proposes to amend the Bretton Woods and Related Agreements Act to increase the amount that Canada is permitted to pay the International Monetary Fund for quota subscriptions.

Asylum System Stability and Integrity	In Budget 2024, the government proposes to introduce legislative amendments to the Immigration and Refugee Protection Act that would contribute to streamlining the intake, processing, and adjudication of asylum claims.

Legislative Proposals to Support the Canada Mortgage Bond Program	In Budget 2024, the government proposes to introduce legislative amendments to the National Housing Act to permanently increase the in-force limits for guarantees issued by the Canada Mortgage and Housing Corporation (CMHC) in respect of mortgage-backed securities and Canada Mortgage Bonds and for mortgage default insurance provided by CMHC from the temporary $750 billion to $800 billion. In addition, the government proposes to amend the Borrowing Authority Act to ensure that Canada Mortgage Bonds purchased by the government do not count towards the borrowing limit.

Extending the Sunset Date of the Financial Institutions Statutes	In Budget 2024, the government proposes to introduce legislative amendments to the Bank Act, the Insurance Companies Act, and the Trust and Loan Companies Act (the Financial Institutions Statutes) to extend the sunset date (beyond which the financial institutions can no longer carry on business) to June 30, 2026, from the current date of June 30, 2025.

Legislative Measures 411

Subject of the Measure	Proposed Legislative Action

Diversity Disclosure in the Financial Institutions Statutes	In Budget 2024, the government proposes to introduce legislative amendments to the Financial Institutions Statutes to adapt the Canada Business Corporations Act (CBCA) diversity disclosure model for application to federally regulated financial institutions (FRFIs). The CBCA model requires annual disclosure of diversity on boards and in senior management.

Electronic Delivery of Governance Documents in the Financial Institutions Statutes	In Budget 2024, the government proposes to make legislative amendments to the Financial Institutions Statutes to modernize how FRFIs can deliver governance documents to their owners by introducing a “notice-and-access” method of delivery, while retaining owners’ rights to request paper copies.

Bearer Instruments in the Financial Institutions Statutes	In Budget 2024, the government proposes to amend the Financial Institutions Statutes to prohibit FRFIs from issuing documents that evidence conversion privileges, options, or rights to acquire a share in bearer form.

Amending the Bank Act to Support the CDOR to CORRA Transition	In Budget 2024, the government proposes to introduce amendments to the Bank Act to clarify the definitions of deposit-type instruments and principal-protected notes to ensure that term deposits issued based on interest rate benchmarks such as the Canadian Overnight Repo Rate Average (CORRA) are deposit-type instruments. This supports continued operations following the phase-out of the Canadian Dollar Offered Rate (CDOR) effective June 28, 2024.

Increasing OSFI Cashflow Flexibility	In Budget 2024, the government proposes to amend the Office of the Superintendent of Financial Institutions Act to increase the maximum amount that may be advanced to OSFI from the Consolidated Revenue Fund at any one time to $100 million from the current $40 million.

 412 Annex 3

Subject of the Measure	Proposed Legislative Action

Bank of Canada Act Amendments for Canadian Collateral Management Service	In Budget 2024, the government proposes to amend the Bank of Canada Act to ensure that the Bank of Canada continues to be authorized to enter into repo transactions for the purpose of implementing monetary policy once it joins the Canadian Collateral Management Service (CCMS), which is the emerging standard for engaging in tri-party repo transactions in Canada.

Technical Amendments to the Canada Business Corporations Act	In Budget 2024, the government proposes to amend the Canada Business Corporations Act to ensure the consistency of its corporate transparency penalty provisions that were introduced in Bill C-42.

Amending the Borrowing Authority Act and Financial Administration Act	In Budget 2024, the government proposes to introduce amendments to the Borrowing Authority Act to increase the government’s total borrowing limit specified under section 4 of that Act. This measure would also introduce technical amendments to the Financial Administration Act to clarify the exemption of goods and services contracts related to the management of the public debt and the borrowing of money from procurement restrictions created under the Financial Administration Act.

Labelling Federal Government Payments to Canadians	In Budget 2024, the government proposes to amend the Financial Administration Act to provide regulation-making authority to prescribe labelling requirements by financial institutions for government payments accepted for deposit in customer account statements and online banking records.

Strengthening National Security	In Budget 2024, the government proposes to make technical amendments to the Financial Administration Act to align Communications Security Establishment procurement authorities with similar authorities of other national security partners.

Legislative Measures 413

Subject of the Measure	Proposed Legislative Action

Amending the Weights and Measures Act and the Electricity and Gas Inspection Act	In Budget 2024, the government proposes to amend the Weights and Measures Act and the Electricity and Gas Inspection Act, primarily to ensure the Minister of Innovation, Science and Industry has the authority to establish standards and provisions related to calibration, inspection, contractors, and certification.

Amending the Canada Innovation Corporation Act	In Budget 2024, the government proposes to introduce legislative amendments to the Canada Innovation Corporation Act to enable the establishment of the Canada Innovation Corporation by 2026-27.

Clarifying Veterans’ and RCMP Benefits Calculation Methodology	In Budget 2024, the government proposes to make technical amendments to the Pension Act and the Department of Veterans Affairs Act to clarify the methodology used to calculate veterans’ and RCMP serving and retired members’ benefits.

Implementing the Canada Health Transfer Five Per Cent Guarantee	In Budget 2024, the government proposes to amend the Federal-Provincial Fiscal Arrangements Act to implement the five per cent growth guarantee to the Canada Health Transfer for five years starting in 2023-24, for eligible jurisdictions, as announced in the February 2023 Working Together to Improve Health Care for Canadians plan.

Amending the Tax Court of Canada Act to Grant Leave to “Self-Represent”	In Budget 2024, the government proposes to introduce amendments to the Tax Court of Canada Act to allow the Court to grant leave in special circumstances to a corporation, or other unincorporated association or entity, to be represented by a director, officer, employee, member, or partner. Currently, corporations can only be represented by counsel at the Tax Court of Canada (except in appeals governed by the Informal Procedure).

 414 Annex 3

Subject of the Measure	Proposed Legislative Action

Authority to Exempt Health Products from Certain Regulatory Requirements Under the Food and Drugs Act	In Budget 2024, the government proposes to amend the Food and Drugs Act to provide the Minister of Health with the authority to exempt a person or product from certain requirements in the Food and Drugs Act and/or its regulations by Ministerial Order. This amendment would improve transparency when the Minister chooses to exempt health products, such as infant formulas, from certain Canadian requirements to increase supply in the event of a shortage.

Expanding Shortage Regulations to Include Foods for a Special Dietary Purpose	In Budget 2024, the government proposes to amend the Food and Drugs Act to expand the Governor-in-Council regulation-making authority related to drug and medical device shortages to include foods for a special dietary purpose, such as infant formulas and human milk fortifiers.

Improving Health Product Regulations	In Budget 2024, the government proposes to amend the Food and Drugs Act to provide the Minister of Health with the authority to rely on information or decisions of select foreign regulatory authorities in specific instances to satisfy requirements in the Food and Drugs Act and/or its regulations.

Technical Amendments to the Food and Drugs Act	In Budget 2024, the government proposes to amend the Food and Drugs Act to make the process of updating performance standards documents related to the remittance of fees more efficient and less labour intensive by ensuring the Act always refers to the latest version of performance standards documents incorporated by reference, rather than static documents only effective as of a certain date.

Addressing an Inconsistency in a Definition in the Food and Drugs Act	In Budget 2024, the government proposes to amend the Food and Drugs Act to address an inconsistency between the English and French definition of drug/drogue.

Legislative Measures 415

Subject of the Measure	Proposed Legislative Action

Preventing Unintended Uses of Therapeutic Products	In Budget 2024, the government proposes to amend the Food and Drugs Act to address and prevent unintended and harmful uses of therapeutic products, such as preventing addictive nicotine replacement therapies from being marketed to youth.

Implementing a Tobacco Cost Recovery Framework	In Budget 2024, the government proposes to amend the Tobacco and Vaping Products Act to allow information sharing between government departments for the effective administration and enforcement of the forthcoming tobacco cost recovery framework.

Amending the Controlled Drugs and Substances Act to Streamline Authorization	In Budget 2024, the government proposes to introduce amendments to the Controlled Drugs and Substances Act to streamline authorization of supervised consumption sites and drug checking services.

Strengthening Oversight of Human Pathogens and Toxins	In Budget 2024, the government proposes to amend the Human Pathogens and Toxins Act to modernize the Act and strengthen oversight of human pathogens and toxins.

Job Protections for Federal Gig Workers	In Budget 2024, the government proposes to amend the Canada Labour Code to improve job protections for federally regulated gig workers by strengthening prohibitions against employee misclassification.

Amendments to the Public Sector Pension Investment Board Act	In Budget 2024, the government proposes to introduce amendments to the Public Sector Pension Investment Board Act to facilitate the transfer of funds between the Public Sector Pension Investment Board and government employee pension accounts.

 416 Annex 3